Form 40-F
period 2017-12-31
AURYN RESOURCES INC.
filed 2018-03-29
CIK 1514597

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐	PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017	Commission File Number: 001-38145

AURYN RESOURCES INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

Suite 600, 1199 West Hastings Street Vancouver, British Columbia, Canada V6E 3T5 (778) 729-0600
(Address and telephone number of Registrant’s principal executive offices)
Corporation Service Company Suite 400, 2711 Centerville Road Wilmington, Delaware 19808 (800) 927-9800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered
Common Shares, no par value	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 78,746,230 Common Shares as of December 31, 2017

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes ☐	No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐

INTRODUCTORY INFORMATION

In this annual report on Form 40-F (the “Annual Report”), references to the “Company” or “Auryn” mean Auryn Resources Inc. and its subsidiaries, unless the context suggests otherwise.

Auryn is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the Canada/ United States multi-jurisdictional disclosure system (the “MJDS”). Auryn is a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act. In this annual report, references to the “Company” or “Auryn” mean Auryn Resources Inc. and its subsidiaries, unless the context suggests otherwise

PRINCIPAL DOCUMENTS

Each of the documents that are filed as exhibits to this annual report, as set forth in the Exhibit Index attached hereto, are incorporated by reference herein.

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2017 (the “AIF”)	99.1
Audited consolidated financial statements of the Company as at December 31, 2017 and 2016 and for the years then ended, including the notes and the report of independent auditor with respect thereto	99.2
Management’s Discussion and Analysis of the Company for the year ended December 31, 2017 (the “MD&A”)	99.3

The Company’s Audited Consolidated Financial Statements that are incorporated by reference into this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”).

FORWARD-LOOKING STATEMENTS

This annual report includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this annual report and documents incorporated by reference herein and include statements regarding the Registrant’s intent, belief or current expectation and that of the Registrant’s officers and directors. These forward-looking statements involve known and unknown risks and uncertainties that may cause the Registrant’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this annual report or in documents incorporated by reference in this annual report, words such as “believe,” “anticipate,” “estimate,” “project,” “intend,” “expect,” “may,” “will,” “plan,” “should,” “would,” “contemplate,” “possible,” “attempts,” “seeks” and similar expressions are intended to identify these forward-looking statements. These forward-looking statements are based on various factors and were derived utilizing numerous assumptions that could cause the Registrant’s actual results to differ materially from those in the forward-looking statements. Accordingly, readers are cautioned not to put undue reliance on these forward-looking statements.

Forward-looking statements include, among others, statements regarding:

•	future capital expenditures and expenditures from operations;

•	future plans of the Company;

•	success of exploration activities;

•	government regulation of mining operations (including attaining necessary permits and access rights); and

•	future reclamation obligations and other environmental risks.

Forward-looking information reflects Auryn’s current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the Company’s business and the industry and markets in which the Company operates. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict. Assumptions underlying the Company’s expectations regarding forward-looking statements or information contained in the 2017 AIF include, among others:

•	the Company’s ability to comply with applicable governmental regulations and standards;

•	the Company’s success in implementing its strategies, achieving the Company’s business objectives;

•	the Company’s ability to raise sufficient funds from equity financings in the future to support its operations; and

•	general business and economic conditions.

These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking statements or the assumptions on which the Registrant’s forward-looking statements are based. Investors are further cautioned that the foregoing list of assumptions is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Registrant’s business, financial condition and prospects that is included in the 2017 AIF and in the other documents incorporated by reference herein.

Persons reading this annual report are cautioned that forward-looking statements are only predictions, and that the Company’s actual future results or performance are subject to certain risks and uncertainties including:

•	risks related to the Company’s mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title;

•	risks related to the Company’s history of losses, which may continue in the future;

•	risks related to increased competition and uncertainty related to additional financing that could adversely affect the Company’s ability to attract necessary capital funding or obtain suitable properties for mineral exploration in the future;

•	risks related to the Company’s officers and directors becoming associated with other natural resource companies, which may give rise to conflicts of interest;

•	uncertainty and volatility related to stock market prices and conditions;

•	further equity financing(s), which may substantially dilute the interests of the Company’s shareholders;

•	dependence on general economic, market or business conditions;

•	fluctuations in metal prices and foreign currency exchange rates;

•	changes in business strategies;

•	changes in laws and regulations (including those in foreign jurisdictions); and

•	other factors described under the heading “Risk Factors” in the 2017 AIF and risks discussed in the management’s discussion and analysis for the year ended December 31, 2017 (the “2017 Annual MD&A”).

Investors are advised to carefully review and consider the risk factors identified in the 2017 AIF under the heading “Risk Factors”, in the 2017 Annual MD&A and in the other documents incorporated by reference herein for a discussion of the factors that could cause the Registrant’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. The forward-looking statements contained in this Annual Report are made as of the date hereof and, accordingly, are subject to change after such date.

Although the Registrant believes that the assumptions on which the forward-looking statements are made are reasonable, based on the information available to the Registrant on the date such statements were made, no assurances can be given as to whether these assumptions will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking information. The Registrant does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws, including applicable United States federal securities laws. The forward-looking statements contained in this Annual Report and the documents incorporated by reference herein are expressly qualified by this cautionary statement.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

The disclosure in this Annual Report, including the documents incorporated by reference herein, uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this Annual Report have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

This Annual Report uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The Registrant advises United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies.

It cannot be assumed that all or any part of “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” in this Annual Report is economically or legally mineable.

In addition, this Annual Report includes references to mineral reserves as defined by NI 43-101. For United States reporting purposes, SEC Industry Guide 7 (under the United States Securities Exchange Act of 1934 (the “Exchange Act”)), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve.  As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, references to mineral reserves in this Annual Report may not have the same meaning as “reserves” under SEC standards.

In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

For the above reasons, information contained in this Annual Report and the documents incorporated by reference herein containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. Canadian public companies are required to prepare financial statements in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). Consequently, the Company’s audited financial statements for the years ended December 31, 2017 and 2016 have been prepared in accordance with IFRS as issued by the International Accounting Standards Board and the audit is performed in accordance with Canadian auditing standards and independence standards of both Canada and the SEC, each of which differ in some respects to United States generally accepted accounting principles ("US GAAP") and from practices prescribed by the SEC. Therefore, the Company’s financial statements incorporated by reference in this Annual Report may not be comparable to financial statements prepared in accordance with US GAAP.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

At the end of the period covered by this Annual Report on Form 40-F, being the fiscal year ended December 31, 2017, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is:

•	recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and

•	accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The disclosure provided in Section 1.15 of the MD&A (see Exhibit 99.3) regarding “Internal control over financial reporting” is hereby incorporated by reference.

Auditor’s Attestation Report

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent auditor as the Company is an “emerging growth company”, as defined under the Exchange Act, and is not required under Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended by the Jumpstart Our Business Startups Act, to include an auditor attestation report on the Company’s internal control over financial reporting.

AUDIT COMMITTEE

The Company’s Board of Directors has established a separately-designated Audit Committee of the Board in accordance with section 3(a)(58)(A) of the Exchange Act and section 802(B)(2) of the NYSE American Company Guide.

The Company's Audit Committee comprises three directors that the Board of Directors have determined are independent as determined under each of Rule 10A-3 under the Exchange Act and Section 803(A) of the NYSE American Company Guide:

•	Steve Cook
•	Gordon J. Fretwell
•	Daniel McCoy

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Steve Cook, the Chair of the Audit Committee of the Board, is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and is an independent director under applicable laws and regulations and the requirements of the NYSE American.

PRINCIPAL ACCOUNTING FEES AND SERVICES

The disclosure included in the ‘External Auditor Service Fees’ section in the AIF (see Exhibit 99.1) is hereby incorporated by reference.

Audit Committee Pre-Approval Policies

The disclosure included in the ‘Audit Committee Charter’ section in the AIF (see Exhibit 99.1) is incorporated by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTRACTUAL OBLIGATIONS

The Company, from time to time, will enter into short-term contracts with suppliers of goods and services related to its corporate and geologic operations. All these contracts are short-term in nature and do not represent contractual obligations beyond amounts payable for goods and services received. Any amounts owing are included in the Company’s accounts payable and accrued liabilities as presented within its financial statements (see Exhibit 99.2).

CODE OF BUSINESS CONDUCT AND ETHICS

Adoption of Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) for all its directors, executive officers and employees.  The Code of Ethics materially complies with Section 807 of the NYSE American Company Guide.  The Code of Ethics meets the requirements for a “code of ethics” within the meaning of that term in Form 40-F. The text of the Code of Ethics is posted on the Company's website at “www.aurynresources.com/corporate/corporate-governance”.

Amendments or Waivers

No substantive amendments were made to the Company’s Code of Ethics during the fiscal year ended December 31, 2017, and no waivers of the Company’s Code of Ethics were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended December 31, 2017.

NYSE American CORPORATE GOVERNANCE

The Company’s common shares are listed for trading on the NYSE American. Section 110 of the NYSE American Company Guide permits the NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations. A foreign company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.

The Company has the following corporate governance practices that do not comply with NYSE American corporate governance practices for U.S. domestic companies:

•	Upon listing, the Company received an exemption from its quorum requirements for meetings of shareholders. Under the NYSE American listing standards, the quorum requirement is a minimum of one third of shareholders entitled to vote. The Company does not meet this requirement and has been granted relief from this listing standard.

In addition, Section 713 of the NYSE American Company Guide requires that the Company obtain the approval of its shareholders for share issuances equal to 20 percent or more of presently outstanding shares for a price which is less than the greater of book or market value of the shares. This requirement does not apply to public offerings. There is no such requirement under British Columbia law or under the Company’s home stock exchange rules (Toronto Stock Exchange) unless the dilutive financing results in a change of control. The Company intends to seek a waiver from NYSE American’s section 713 requirements should a dilutive private placement financing trigger the NYSE American shareholders’ approval requirement in circumstances where the same financing does not trigger such a requirement under British Columbia law or under the Company’s home country stock exchange rules.

Except as disclosed above, the Company believes that there are otherwise no significant differences between its corporate governance policies and those required to be followed by United States domestic issuers listed on the NYSE American.

The Company’s governance practices also differ from those followed by U.S. domestic companies pursuant to NYSE American listing standards in the following manner, although the Company does not believe such differences to be particularly significant:

Board Meetings

Section 802 (c) of the NYSE American Company Guide requires that the Board of Directors hold meetings on at least a quarterly basis. The Board of Directors of the Company is not required to meet on a quarterly basis under the laws of the Province of British Columbia, but nevertheless meets on a regular basis.

Solicitation of Proxies

NYSE American requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to applicable SEC proxy rules. The Company is a foreign private issuer as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977.

The Company was not the operator of a mine in the United States during the fiscal year ended December 31, 2017.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an Annual Report on Form 40-F arises, or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company previously filed an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process with respect to the class of securities in relation to which the obligation to file this Annual Report arises, which Form F-X is incorporated herein by reference. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2018	AURYN RESOURCES INC.

Signed “Shawn Wallace”

By:
Shawn Wallace Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Annual Information Form of the Company for the year ended December 31, 2017
99.2	Consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2017 and 2016, together with the report of the auditors on the consolidated financial statements for the year ended December 31, 2017
99.3	Management’s Discussion and Analysis for the fiscal year ended December 31, 2017
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Deloitte LLP
99.9	Consent of David A. Ross, M.Sc., P.Geo
99.10	Consent of Paul Chamois, M.Sc.(A), P.Geo
99.11	Consent of Michael B. Dufresne, M.Sc., P.Geo1., P.Geo
99.12	Consent of Bahram Bahrami, B.Sc. P.Geo
99.13	Consent of Michael Henrichsen, P.Geo