Form 40-F
period 2018-12-31
AURYN RESOURCES INC.
filed 2019-03-27
CIK 1514597

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018	Commission File Number: 001-38145

	AURYN RESOURCES INC.
	(Exact name of Registrant as specified in its charter)
British Columbia, Canada	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 91,222,816 Common Shares as of December 31, 2018

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
Yes ☐	No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☐	No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
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

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2018 (the “2018 AIF”)	99.1
Audited consolidated financial statements of the Company as at December 31, 2018 and 2017 and for the years then ended, including the notes and the report of the Independent Registered Public Accounting Firm with respect thereto	99.2
Management’s Discussion and Analysis of the Company for the year ended December 31, 2018 (the “2018 MD&A”)	99.3

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

Forward-looking statements include, among others, statements regarding:

●
future capital expenditures and expenditures from operations;

●
future plans of the Company;

●
success of exploration activities;

●
government regulation of mining operations (including attaining necessary permits and access rights); and

●
future reclamation obligations and other environmental risks.

Forward-looking information reflects Auryn’s current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the Company’s business and the industry and markets in which the Company operates. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict. Assumptions underlying the Company’s expectations regarding forward-looking statements or information contained in the 2018 AIF include, among others:

●
the Company’s ability to comply with applicable governmental regulations and standards;

●
the Company’s success in implementing its strategies, achieving the Company’s business objectives;

●
the Company’s ability to raise sufficient funds from equity financings in the future to support its operations; and

●
general business and economic conditions.

These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking statements or the assumptions on which the Registrant’s forward-looking statements are based. Investors are further cautioned that the foregoing list of assumptions is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Registrant’s business, financial condition and prospects that is included in the 2018 AIF and in the other documents incorporated by reference herein.

Persons reading this annual report are cautioned that forward-looking statements are only predictions, and that the Company’s actual future results or performance are subject to certain risks and uncertainties including:

●
risks related to the Company’s mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title;

●
risks related to the Company’s history of losses, which may continue in the future;

●
risks related to increased competition and uncertainty related to additional financing that could adversely affect the Company’s ability to attract necessary capital funding or obtain suitable properties for mineral exploration in the future;

●
risks related to the Company’s officers and directors becoming associated with other natural resource companies, which may give rise to conflicts of interest;

●
uncertainty and volatility related to stock market prices and conditions;

●
further equity financing(s), which may substantially dilute the interests of the Company’s shareholders;

●
dependence on general economic, market or business conditions;

●
fluctuations in metal prices and foreign currency exchange rates;

●
changes in business strategies;

●
changes in laws and regulations (including those in foreign jurisdictions); and

●
other factors described under the heading “Risk Factors” in the 2018 AIF and risks discussed in the 2018 MD&A.

Investors are advised to carefully review and consider the risk factors identified in the 2018 AIF under the heading “Risk Factors”, in the 2018 MD&A and in the other documents incorporated by reference herein for a discussion of the factors that could cause the Registrant’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. The forward-looking statements contained in this Annual Report are made as of the date hereof and, accordingly, are subject to change after such date.

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

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
 ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the “CIM Definition Standards”) adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Exchange Act. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”), which have been rescinded. The Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules as the Company is presently a “foreign issuer” under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the MJDS Disclosure System between Canada and the United States.

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are substantially similar to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probably mineral reserves” to be substantially similar to the corresponding CIM Definitions.

United States investors are cautioned that while the above terms are substantially similar to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as ”proven reserves”, “probable reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not to assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that the Company reports are or will be economically or legally mineable.

Further, “inferred resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

For the above reasons, information contained in this Annual Report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
 BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. Canadian public companies are required to prepare financial statements in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). Consequently, the Company’s audited financial statements for the years ended December 31, 2018 and 2017 have been prepared in accordance with IFRS as issued by the International Accounting Standards Board and the audit is performed in accordance with Canadian auditing standards and independence standards of both Canada and the SEC, each of which differ in some respects to United States generally accepted accounting principles ("US GAAP") and from practices prescribed by the SEC. Therefore, the Company’s financial statements incorporated by reference in this Annual Report may not be comparable to financial statements prepared in accordance with US GAAP.

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

At the end of the period covered by this Annual Report on Form 40-F, being the fiscal year ended December 31, 2018, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is:

●
recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and

●
accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The disclosure provided in Section 1.15 of the 2018 MD&A (see Exhibit 99.3) regarding “Internal control over financial reporting” is hereby incorporated by reference.

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

●
Steve Cook

●
Gordon J. Fretwell

●
Jeffrey Mason

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Steve Cook, the Chair of the Audit Committee of the Board, is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and is an independent director under applicable laws and regulations and the requirements of the NYSE American.

 PRINCIPAL ACCOUNTING FEES AND SERVICES

The disclosure included in the ‘External Auditor Service Fees’ section in the 2018 AIF (see Exhibit 99.1) is hereby incorporated by reference.

Audit Committee Pre-Approval Policies

The disclosure included in the ‘Audit Committee Charter’ section in the 2018 AIF (see Exhibit 99.1) is incorporated by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTRACTUAL OBLIGATIONS

The Company, from time to time, will enter into short-term contracts with suppliers of goods and services related to its corporate and geologic operations. All these contracts are short-term in nature and do not represent contractual obligations beyond amounts payable for goods and services received. Any amounts owing are included in the Company’s accounts payable and accrued liabilities as presented within its Consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2018 and 2017 (see Exhibit 99.2). All other material contracts and the discussion of the obligations associated with them are included in the 2018 MD&A (See Exhibit 99.3)

CODE OF BUSINESS CONDUCT AND ETHICS

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

Amendments or Waivers

No substantive amendments were made to the Company’s Code of Ethics during the fiscal year ended December 31, 2018, and no waivers of the Company’s Code of Ethics were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended December 31, 2018.

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

●
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

The Company was not the operator of a mine in the United States during the fiscal year ended December 31, 2018.

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

AURYN RESOURCES INC. Signed “Peter Rees”

Date: March 26, 2019	By:
Peter Rees
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Annual Information Form of the Company for the year ended December 31, 2018
99.2
Consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2018 and 2017, together with the report of the auditors on the consolidated financial statements for the year ended December 31, 2018

99.3	Management’s Discussion and Analysis for the fiscal year ended December 31, 2018
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Deloitte LLP
99.9	Consent of David A. Ross, M.Sc., P.Geo
99.10	Consent of Paul Chamois, M.Sc.(A), P.Geo
99.11	Consent of Andrew Turner, B.Sc., P. Geol.
99.12	Consent of Michael Henrichsen, P.Geo