Form 40-F
period 2019-12-31
AURYN RESOURCES INC.
filed 2020-03-20
CIK 1514597

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒     ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019                                Commission File Number: 001-38145

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
Corporation Service Company Suite 400, 2711 Centerville RoadWilmington, Delaware 19808(800) 927-9800
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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 95,231,775 Common Shares as of December 31, 2019

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2019 (the “2019 AIF”)	99.1
Audited consolidated financial statements of the Company as at December 31, 2019 and 2018 and for the years then ended, including the notes and the report of the Independent Registered Public Accounting Firm with respect thereto (the “Audited Consolidated Financial Statements”)	99.2
Management’s Discussion and Analysis of the Company for the year ended December 31, 2019 (the “2019 MD&A”)	99.3

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

●
changes in business strategies;

●
changes in laws and regulations (including those in foreign jurisdictions); and

●
other factors described under the heading “Risk Factors” in the 2019 AIF and risks discussed in the 2019 MD&A.

Investors are advised to carefully review and consider the risk factors identified in the 2019 AIF under the heading “Risk Factors”, in the 2019 MD&A and in the other documents incorporated by reference herein for a discussion of the factors that could cause the Registrant’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. The forward-looking statements contained in this Annual Report are made as of the date hereof and, accordingly, are subject to change after such date.

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

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES

BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. Canadian public companies are required to prepare financial statements in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). Consequently, the Company’s audited financial statements for the years ended December 31, 2019 and 2018 have been prepared in accordance with IFRS as issued by the International Accounting Standards Board and the audit is performed in accordance with Canadian auditing standards and independence standards of both Canada and the SEC, each of which differ in some respects to United States generally accepted accounting principles ("US GAAP") and from practices prescribed by the SEC. Therefore, the Company’s financial statements incorporated by reference in this Annual Report may not be comparable to financial statements prepared in accordance with US GAAP.

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

At the end of the period covered by this Annual Report on Form 40-F, being the fiscal year ended December 31, 2019, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is:

●
recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and

●
accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The disclosure provided in Section 1.15 of the 2019 MD&A (see Exhibit 99.3) regarding “Internal control over financial reporting” is hereby incorporated by reference.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES

The disclosure included in the ‘External Auditor Service Fees’ section in the 2019 AIF (see Exhibit 99.1) is hereby incorporated by reference.

Audit Committee Pre-Approval Policies

The disclosure included in the ‘Audit Committee Charter’ section in the 2019 AIF (see Exhibit 99.1) is incorporated by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTRACTUAL OBLIGATIONS

The Company, from time to time, will enter into short-term contracts with suppliers of goods and services related to its corporate and geologic operations. All these contracts are short-term in nature and do not represent contractual obligations beyond amounts payable for goods and services received. Any amounts owing are included in the Company’s accounts payable and accrued liabilities as presented within its Consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2019 and 2018 (see Exhibit 99.2). All other material contracts and the discussion of the obligations associated with them are included in the 2019 MD&A (See Exhibit 99.3)

CODE OF BUSINESS CONDUCT AND ETHICS

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

Amendments or Waivers

No substantive amendments were made to the Company’s Code of Ethics during the fiscal year ended December 31, 2019, and no waivers of the Company’s Code of Ethics were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended December 31, 2019.

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

The Company has the following corporate governance practices that do not comply with NYSE American corporate governance practices for U.S. domestic companies:

●
Upon listing, the Company received an exemption from its quorum requirements for meetings of shareholders. Under the NYSE American listing standards, the minimum recommended quorum requirement is one third of shareholders entitled to vote. The Company did not meet this requirement and was granted relief from this listing standard.

At the Company’s 2019 Annual General and Special Meeting, held on June 5, 2019, a special resolution was passed by a majority of more than two-thirds of the votes submitted on the resolution that the Articles of the Company be altered at Article 11. Proceedings at Meetings of Shareholders as follows:

To delete Article 11.3 Quorum in its entirety and replace it with the following:

“11.3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 25% of the issued shares entitled to be voted at the meeting.”

In addition, Section 713 of the NYSE American Company Guide requires that the Company obtain the approval of its shareholders for share issuances equal to 20 percent or more of presently outstanding shares for a price which is less than the greater of book or market value of the shares. This requirement does not apply to public offerings. There is no such requirement under British Columbia law or under the Company’s home stock exchange rules (Toronto Stock Exchange) unless the dilutive financing (i) materially affects the control of the Company, or (ii) results in the issuance of 25% of the outstanding common shares of the Company, on a non-diluted basis. The Company intends to seek a waiver from NYSE American’s section 713 requirements should a dilutive private placement financing trigger the NYSE American shareholders’ approval requirement in circumstances where the same financing does not trigger such a requirement under British Columbia law or under the Company’s home country stock exchange rules.

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

The Company was not the operator of a mine in the United States during the fiscal year ended December 31, 2019.

UNDERTAKING AND CONSENT TO SERVICES OF PROCESS

A.
UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an Annual Report on Form 40-F arises, or transactions in said securities.

B.
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

AURYN RESOURCES INC.

Date: March 19, 2020	By:	/s/ Stacy Rowa
Stacy Rowa
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Annual Information Form of the Company for the year ended December 31, 2019
99.2
Audited consolidated financial statements of the Company as at December 31, 2019 and 2018 and for the years then ended, , including the notes and the report of the independent Registered Public Accounting Firm with respect thereto

99.3	Management’s Discussion and Analysis for the fiscal year ended December 31, 2019
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Deloitte LLP
99.9	Consent of David A. Ross, M.Sc., P.Geo
99.10	Consent of Paul Chamois, M.Sc.(A), P.Geo
99.11	Consent of Andrew Turner, B.Sc., P. Geol.
99.12	Consent of Michael Henrichsen, P.Geo