Form 40-F
period 2020-12-31
FURY GOLD MINES LTD
filed 2021-04-01
CIK 1514597

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020	Commission File Number: 001-38145

Fury Gold Mines Limited
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer I dentification No.)

Suite 900, 34 King Street East Toronto, Ontario, Canada M5C 2X8 (778) 729-0600
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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 117,823,857 Common Shares as of December 31, 2020

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
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
☐

INTRODUCTORY INFORMATION

In this annual report on Form 40-F (the “Annual Report”), references to the “Company” or “Fury” or the “Registrant” mean Fury Gold Mines Limited and its subsidiaries, unless the context suggests otherwise.

Fury is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the Canada/ United States multi-jurisdictional disclosure system (the “MJDS”). Fury is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.

PRINCIPAL DOCUMENTS

Each of the documents that are filed as exhibits to this Annual Report, as set forth in the Exhibit Index attached hereto, are incorporated by reference herein.

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2020 (the “2020 AIF”)	99.1
Audited consolidated financial statements of the Company as at December 31, 2020 and December 31, 2019 for the years then ended, including the notes and the report of the Independent Registered Public Accounting Firm with respect thereto (the “Audited Consolidated Financial Statements”)	99.2
Management’s Discussion and Analysis of the Company for the year ended December 31, 2020 (the “2020 MD&A”)	99.3

FORWARD-LOOKING STATEMENTS

This Annual Report includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended. These statements appear in a number of places in this Annual Report and documents incorporated by reference herein and include statements regarding the Registrant’s intent, belief or current expectation and those of the Registrant’s officers and directors. These forward-looking statements involve known and unknown risks and uncertainties that may cause the Registrant’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this Annual Report or in documents incorporated by reference in this Annual Report, words such as “believe,” “anticipate,” “estimate,” “project,” “intend,” “expect,” “may,” “will,” “plan,” “should,” “would,” “contemplate,” “possible,” “attempts,” “seeks” and similar expressions are intended to identify these forward-looking statements. These forward-looking statements are based on various factors and were derived utilizing numerous assumptions that could cause the Registrant’s actual results to differ materially from those in the forward-looking statements. Accordingly, readers are cautioned not to put undue reliance on these forward-looking statements.

Investors are advised to carefully review and consider the risk factors identified in the 2020 AIF under the heading “Risk Factors”, in the 2020 MD&A and in the other documents incorporated by reference herein for a discussion of the factors that could cause the Registrant’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. The forward-looking statements contained in this Annual Report are made as of the date hereof and, accordingly, are subject to change after such date.

Although the Registrant believes that the assumptions on which the forward-looking statements are made are reasonable, based on the information available to the Registrant on the date such statements were made, no assurances can be given as to whether these assumptions will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking statements. The Registrant does not undertake to update any forward-looking statements, except as, and to the extent, required by applicable securities laws, including applicable United States federal securities laws. The forward-looking statements contained in this Annual Report and the documents incorporated by reference herein are expressly qualified by this cautionary statement.

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

The United States Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. These amendments became effective February 25, 2020 with compliance required for the first fiscal year beginning on or after January 1, 2021 (the “SEC Modernization Rules”). The SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”), which have been rescinded. The Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules as the Company is presently a “foreign private issuer” under the Exchange Act and entitled to file reports with the SEC under the MJDS between Canada and the United States.

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are substantially similar to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding CIM Definition Standards.

United States investors are cautioned that while the above terms are substantially similar to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as ”proven reserves”, “probable reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, (i) a “measured mineral resource” has a higher level of confidence than that applying to either an “indicated mineral resource” or an “inferred mineral resource”, it may be converted to a “proven mineral reserve” or to a “probable mineral reserve”, (ii) an “indicated mineral resource” has a lower level of confidence than that applying to a “measured mineral resource” and may only be converted to a “probable mineral reserve”, and (iii) an “inferred mineral resource” has a lower level of confidence than that applying to an “indicated mineral resource” and must not be converted to a “mineral reserve. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that the Company reports are or will be economically or legally mineable.

Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred mineral resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

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

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES

BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. Canadian public companies are required to prepare financial statements in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). Consequently, the Company’s Audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB and the audit is performed in accordance with Canadian auditing standards and independence standards of both Canada and the SEC / Public Company Accounting Oversight Board, each of which differ in some respects to United States generally accepted accounting principles ("US GAAP") and from practices prescribed by the SEC. Therefore, the Company’s financial statements incorporated by reference in this Annual Report may not be comparable to financial statements prepared in accordance with US GAAP.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report (including the documents incorporated by reference herein) are in Canadian dollars.

DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

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

At the end of the period covered by this Annual Report on Form 40-F, being the fiscal year ended December 31, 2020, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is:

●
recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and

●
accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, as indicated in the preceding paragraph, the CEO and CFO believe that the Company’s disclosure controls and procedures are effective at that reasonable assurance level, although the CEO and CFO do not expect that the disclosure controls and procedures will prevent or detect all errors and all fraud.

It should be noted that a control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The Company will continue to periodically review its disclosure controls and procedures and may make such modifications from time to time as it considers necessary.

Limitation on Scope of Design

On July 29, 2020, the Company, together with Eastmain Resources Inc (“Eastmain”), entered into a definitive Agreement Arrangement pursuant to which the Company would acquire all of the issued and outstanding shares of Eastmain. Eastmain’s principal asset is the 100% owned Eau Claire gold project, located in James Bay, Québec, and a 36.72% interest in the Éléonore South Joint Venture, and certain other properties in the province of Quebec. The Company’s management, with the participation of its CEO and CFO, has limited the scope of the design of the Company’s disclosure control and procedures and internal control over financial reporting to exclude the controls, policies, and procedures of Eastmain which was acquired on October 9, 2020. The Quebec properties constitute 71% and 75% of the Company’s total assets and net assets, respectively, and 17% and 6% of the Company’s loss from operations and total comprehensive loss, respectively, as of and for the year ended December 31, 2020, as disclosed in the Company’s Audited Consolidated Financial Statements.

Management’s Annual Report on Internal Control Over Financial Reporting

The disclosure provided in Section 13 of the 2020 MD&A (see Exhibit 99.3) regarding “Internal control over financial reporting” is hereby incorporated by reference.

Auditor’s Attestation Report

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent auditor as the Company is an “emerging growth company”, as defined under the Exchange Act, and is not required under Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended, to include an auditor attestation report on the Company’s internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the twelve month period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Company is listed on the Toronto Stock Exchange (the “TSX”) and is required to describe its practices and policies with regard to corporate governance with specific reference to the corporate governance guidelines of the Canadian Securities Administrators on an annual basis by way of a corporate governance statement contained in the Company’s Annual Information Form or Information Circular. The Company is also listed on the NYSE American LLC (the “NYSE American”) and additionally complies as necessary with the rules and guidelines of the NYSE American as well as the SEC. The Company reviews its governance practices on an ongoing basis to ensure it is in compliance with the applicable laws, rules and guidelines both in Canada and in the United States.

The Company’s Board of Directors (the “Board”) is responsible for the Company’s corporate governance policies and has separately designated a standing Corporate Governance and Nominating Committee. The Board has determined that the members of the Nominating and Governance Committee are independent, based on the criteria for independence and unrelatedness prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3), and the NYSE American. Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the senior officers who are appointed by the Board and who are charged with the day to day administration of the Company. The Board is committed to sound corporate governance practices that are both in the interest of its shareholders and contribute to effective and efficient decision making.

BENEFIT PLAN BLACKOUT PERIODS

Not applicable.

AUDIT COMMITTEE

The Company’s Board of Directors has established a separately designated Audit Committee of the Board in accordance with section 3(a)(58)(A) of the Exchange Act and section 802(B)(2) of the NYSE American Company Guide.

The Company's Audit Committee comprises three directors that the Board of Directors have determined are independent as determined under each of Rule 10A-3 under the Exchange Act and Section 803(A) of the NYSE American Company Guide:

●
Steve Cook
●
Forrester Clark
●
Jeffrey Mason

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Steve Cook, the Chair of the Audit Committee of the Board, is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and is an independent director under applicable laws and regulations and the requirements of the NYSE American. Please see ‘Committees of the Board – Audit Committee - Relevant Education and Experience of Audit Committee Members’ in the 2020 AIF (see Exhibit 99.1).

PRINCIPAL ACCOUNTING FEES AND SERVICES

The disclosure included in the ‘External Auditor Service Fees’ section in the 2020 AIF (see Exhibit 99.1) is hereby incorporated by reference.

Audit Committee Pre-Approval Policies

The disclosure included in the ‘Audit Committee Charter – Pre-Approval Policies and Procedures’ section in the 2020 AIF (see Exhibit 99.1) is incorporated by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTRACTUAL OBLIGATIONS

The Company, from time to time, will enter into short-term contracts with suppliers of goods and services related to its corporate and geologic operations. All these contracts are short-term in nature and do not represent contractual obligations beyond amounts payable for goods and services received. Any amounts owing are included in the Company’s accounts payable and accrued liabilities as presented within its Audited Consolidated Financial Statements of the Company and the notes thereto for the year ended December 31, 2020 (see Exhibit 99.2). All other material contracts and the discussion of the obligations associated with them are included in the 2020 MD&A (See Exhibit 99.3).

CODE OF BUSINESS CONDUCT AND ETHICS

Adoption of Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) for all its directors, executive officers and employees.  The Code of Ethics complies with Section 807 of the NYSE American Company Guide. The Code of Ethics meets the requirements for a “code of ethics” within the meaning of that term in Form 40-F. The text of the Code of Ethics is posted on the Company's website at “www.furygoldmines.com/corporate/corporate-governance/”.

Amendments or Waivers

No substantive amendments were made to the Company’s Code of Ethics during the fiscal year ended December 31, 2020, and no waivers of the Company’s Code of Ethics were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended December 31, 2020.

INTERACTIVE DATA FILE

The Registrant is submitting as Exhibit 101 to this Annual Report on Form 40-F its Interactive Data File.

NYSE AMERICAN CORPORATE GOVERNANCE

The Company’s common shares are listed for trading on the NYSE American. Section 110 of the NYSE American Company Guide permits the NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations. A foreign issuer seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.

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

The Company’s quorum is as follows:

“Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 25% of the issued shares entitled to be voted at the meeting.”

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

The Company’s governance practices also differ from those followed by U.S. domestic companies pursuant to NYSE American listing standards in the following manner, although the Company does not believe such differences to be significant:

Board Meetings

Section 802(c) of the NYSE American Company Guide requires that the Board of Directors hold meetings on at least a quarterly basis. The Board of Directors of the Company is not required to meet on a quarterly basis under the laws of the Province of British Columbia, but nevertheless meets on a regular basis.

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977, as amended.

The Company was not the operator of a mine in the United States during the fiscal year ended December 31, 2020.

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

FURY GOLD MINES LIMITED

Date: March 31, 2021	By:	/s/ “Lynsey Sherry”
Lynsey Sherry
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Annual Information Form of the Company for the year ended December 31, 2020
99.2
Audited consolidated financial statements of the Company as at December 31, 2020 and for the year then ended, including the notes and the report of the independent Registered Public Accounting Firm with respect thereto

99.3	Management’s Discussion and Analysis for the fiscal year ended December 31, 2020
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Deloitte LLP
99.9	Consent of SLR Consulting (Canada) Ltd.
99.10	Consent of Paul Chamois, M.Sc.(A), P.Geo
99.11	Consent of Michael Henrichsen, P.Geo
99.12	Consent of Allan Armitage, Ph.D,P.Geo
99.13	Consent of Eugene Puritch, FEC, CET, P.Eng
99.14	Consent of Andrew Bradfield P.Eng
99.15	Consent of Antoine Yassa, P.Geo
99.16	Consent of Philip Geusebroek, M.Sc, P.GeoT
99.17	Consent of David Stone, P.Eng
99.18	Consent of David Frappier-Rivard, P.Geo
99.19	Consent of Mary Mioska, P.Eng
101	Interactive Data Files with respect to the Consolidated Audited Financial Statements for the Years Ended December 31, 2020 and 2019