Form 40-F
period 2021-12-31
FURY GOLD MINES LTD
filed 2022-03-23
CIK 1514597

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

	For the fiscal year ended December 31, 2021	Commission File Number: 001-38145

Fury Gold Mines Limited
(Exact name of Registrant as specified in its charter)

BC, Canada	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

Suite 1630, 1177 West Hastings Street

Vancouver, BC, Canada V6E 2K3

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  125,720,950 Common Shares as of December 31, 2021

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

Emerging growth company   ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

INTRODUCTORY INFORMATION

In this annual report on Form 40-F (the “Annual Report”), references to the “Company” or “Fury Gold” or the “Registrant” mean Fury Gold Mines Limited and its subsidiaries, unless the context suggests otherwise.

Fury Gold is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the Canada/ United States multi-jurisdictional disclosure system (the “MJDS”).  Fury Gold is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.

PRINCIPAL DOCUMENTS

Each of the documents that are filed as exhibits to this Annual Report, as set forth in the Exhibit Index attached hereto, are incorporated by reference herein.

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2021 (the “2021 AIF”)	99.1
Audited consolidated financial statements of the Company as of December 31, 2021 and December 31, 2020 for the years then ended, including the notes and the report of the Independent Registered Public Accounting Firm with respect thereto (the “Audited Consolidated Financial Statements”)	99.2
Management’s Discussion and Analysis of the Company for the year ended December 31, 2021 (the “2021 MD&A”)	99.3

FORWARD-LOOKING STATEMENTS

This Annual Report includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of Section 21E under the Exchange Act and Section 27A of the United States Securities Act of 1933, as amended. These statements appear in a number of places in this Annual Report and documents incorporated by reference herein and include statements regarding the Registrant’s intent, belief or current expectation and those of the Registrant’s officers and directors. These forward-looking statements involve known and unknown risks and uncertainties that may cause the Registrant’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this Annual Report or in documents incorporated by reference in this Annual Report, words such as “believe,” “anticipate,” “estimate,” “project,” “intend,” “expect,” “may,” “will,” “plan,” “should,” “would,” “contemplate,” “possible,” “attempts,” “seeks” and similar expressions are intended to identify these forward-looking statements. These forward-looking statements are based on various factors and were derived utilizing numerous assumptions that could cause the Registrant’s actual results to differ materially from those in the forward-looking statements. Accordingly, readers are cautioned not to put undue reliance on these forward-looking statements.

Investors are referred to the cautionary notes entitled “Cautionary Note Regarding Forward-Looking Statements” that are included in each of our 2021 AIF and 2021 MD&A for a discussion of these forward-looking statements and the risks that impact these forward-looking statements. Investors are also advised to carefully review and consider the risk factors identified in the 2021 AIF under the heading “Risk Factors”, in the 2021 MD&A and in the other documents incorporated by reference herein. These discussions of forward-looking statements and risk factors identify factors that could cause the Registrant’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. The forward-looking statements contained in this Annual Report are made as of the date hereof and, accordingly, are subject to change after such date.

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

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES

BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States.  Canadian public companies are required to prepare financial statements in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").  Consequently, the Company’s Audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB and the audit is performed in accordance with Public Company Accounting Oversight Board (United States) (“PCAOB”) standards.  IFRS  differs in some respects to United States generally accepted accounting principles ("US GAAP") and from practices prescribed by the SEC.  Therefore, the Company’s financial statements incorporated by reference in this Annual Report may not be comparable to financial statements prepared in accordance with US GAAP.

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

At the end of the period covered by this Annual Report on Form 40-F, being the fiscal year ended December 31, 2021, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act).  Based on that evaluation the CEO and the CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is:

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

Management’s Annual Report on Internal Control Over Financial Reporting

The disclosure provided in Section 12 of the 2021 MD&A (see Exhibit 99.3) regarding “Internal control over financial reporting” is hereby incorporated by reference.

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

The Company's Audit Committee comprises three directors that the Board of Directors have determined are independent as determined under each of Rule 10A-3 under the Exchange Act and Section 803(A) of the NYSE American Company Guide:

•	Steve Cook (Chair)
•	Michael Hoffman
•	Jeffrey Mason

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Steve Cook, the Chair of the Audit Committee of the Board, is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and is an independent director under applicable laws and regulations and the requirements of the NYSE American. Please see “Committees of the Board – Audit Committee - Relevant Education and Experience of Audit Committee Members” in the 2021 AIF (see Exhibit 99.1).

PRINCIPAL ACCOUNTING FEES AND SERVICES

The disclosure included in the “Committees of the Board – Audit Committee - External Auditor Service Fees” section in the 2021 AIF (see Exhibit 99.1) is hereby incorporated by reference. The Company’s auditors are Deloitte LLP (PCAOB ID No. 1208).

Audit Committee Pre-Approval Policies

The disclosure included in the “Committees of the Board – Audit Committee – Pre-Approval Policies and Procedures” section in the 2021 AIF (see Exhibit 99.1) is incorporated by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTRACTUAL OBLIGATIONS

The Company, from time to time, will enter into short-term contracts with suppliers of goods and services related to its corporate and geologic operations.  All these contracts are short-term in nature and do not represent contractual obligations beyond amounts payable for goods and services received.  Any amounts owing are included in the Company’s accounts payable and accrued liabilities as presented within its Audited Consolidated Financial Statements of the Company and the notes thereto for the year ended December 31, 2021 (see Exhibit 99.2). All other material contracts and the discussion of the obligations associated with them are included in the 2021 MD&A (See Exhibit 99.3).

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

Amendments or Waivers

No substantive amendments were made to the Company’s Code of Ethics during the fiscal year ended December 31, 2021, and no waivers of the Company’s Code of Ethics were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended December 31, 2021.

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

The Company has the following corporate governance practices that do not comply with NYSE American corporate governance practices for U.S. domestic companies:

•

Upon listing, the Company received an exemption from its quorum requirements for meetings of shareholders. Under the NYSE American listing standards, the minimum recommended quorum requirement is one third of shareholders entitled to vote. The Company did not meet this requirement and was granted relief from this listing standard. Subsequent to obtaining this relief, the Company increased its quorum requirements from 5% to 25% of the issued shares, as follows:

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

The Company was not the operator of a mine in the United States during the fiscal year ended December 31, 2021.

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

FURY GOLD MINES LIMITED

Date: March 23, 2022	By:	/s/ “Lynsey Sherry”
Lynsey Sherry
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Annual Information Form of the Company for the year ended December 31, 2021

99.2

Audited consolidated financial statements of the Company as at December 31, 2021 and for the year then ended, including the notes and the report of the independent Registered Public Accounting Firm with respect thereto

99.3	Management’s Discussion and Analysis for the fiscal year ended December 31, 2021

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Deloitte LLP

99.9	Consent of SLR Consulting

99.10	Consent of Bryan Atkinson, P.Geol

99.11	Consent of David Frappier-Rivard, P.Geo

99.12	Consent to Allan Armitage, Ph.D, P.Geo

99.13	Consent of Eugene Puritch, FEC, CET, P.Eng

99.14	Consent of Andrew Bradfield P.Eng

99.15	Consent of Antoine Yassa, P.Geo

101	Interactive Data Files with respect to the Consolidated Audited Financial Statements for the Years Ended December 31, 2021 and 2020

