Form 40-F
period 2022-12-31
FURY GOLD MINES LTD
filed 2023-03-27
CIK 1514597

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the fiscal year ended December 31, 2022	Commission File Number: 001-38145

Fury Gold Mines Limited
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

Suite 1630, 1177 West Hastings Street Vancouver, BCCanada V6E 2K3 (778) 729-0600
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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  139,470,950 Common Shares as of December 31, 2022

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2022 (the “2022 AIF”)	99.1
Audited consolidated financial statements of the Company as of December 31, 2022 and December 31, 2021 for the years then ended, including the notes and the report of the Independent Registered Public Accounting Firm with respect thereto (the “Audited Consolidated Financial Statements”)	99.2
Management’s Discussion and Analysis of the Company for the year ended December 31, 2022 (the “2022 MD&A”)	99.3

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

Investors are referred to the cautionary notes entitled “Cautionary Note Regarding Forward-Looking Statements” that are included in each of our 2022 AIF and 2022 MD&A for a discussion of these forward-looking statements and the risks that impact these forward-looking statements. Investors are also advised to carefully review and consider the risk factors identified in the 2022 AIF under the heading “Risk Factors”, in the 2022 MD&A and in the other documents incorporated by reference herein. These discussions of forward-looking statements and risk factors identify factors that could cause the Registrant’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. The forward-looking statements contained in this Annual Report are made as of the date hereof and, accordingly, are subject to change after such date.

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

At the end of the period covered by this Annual Report on Form 40-F, being the fiscal year ended December 31, 2022, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act).  Based on that evaluation the CEO and the CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is:

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

Management’s Annual Report on Internal Control Over Financial Reporting

            The disclosure provided in Section 12 of the 2022 MD&A (see Exhibit 99.3) regarding “Internal control over financial reporting” is hereby incorporated by reference.

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

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Steve Cook, the Chair of the Audit Committee of the Board, is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and is an independent director under applicable laws and regulations and the requirements of the NYSE American. Please see “Committees of the Board – Audit Committee - Relevant Education and Experience of Audit Committee Members” in the 2022 AIF (see Exhibit 99.1).

PRINCIPAL ACCOUNTING FEES AND SERVICES

The disclosure included in the “Committees of the Board – Audit Committee - External Auditor Service Fees” section in the 2022 AIF (see Exhibit 99.1) is hereby incorporated by reference. The Company’s auditors are Deloitte LLP (PCAOB ID No. 1208).

Audit Committee Pre-Approval Policies

The disclosure included in the “Committees of the Board – Audit Committee – Pre-Approval Policies and Procedures” section in the 2022 AIF (see Exhibit 99.1) is incorporated by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTRACTUAL OBLIGATIONS

The Company, from time to time, will enter into short-term contracts with suppliers of goods and services related to its corporate and geologic operations.  All these contracts are short-term in nature and do not represent contractual obligations beyond amounts payable for goods and services received.  Any amounts owing are included in the Company’s accounts payable and accrued liabilities as presented within its Audited Consolidated Financial Statements of the Company and the notes thereto for the year ended December 31, 2022 (see Exhibit 99.2). All other material contracts and the discussion of the obligations associated with them are included in the 2022 MD&A (See Exhibit 99.3).

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

Amendments or Waivers

No substantive amendments were made to the Company’s Code of Ethics during the fiscal year ended December 31, 2022, and no waivers of the Company’s Code of Ethics were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended December 31, 2022.

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

The Company was not the operator of a mine in the United States during the fiscal year ended December 31, 2022.

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

Date: March 24, 2023	FURY GOLD MINES LIMITED

	By:	/s/ “Lynsey Sherry”
Lynsey Sherry
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Annual Information Form of the Company for the year ended December 31, 2022
99.2

Audited consolidated financial statements of the Company as at December 31, 2022 and for the year then ended, including the notes and the report of the independent Registered Public Accounting Firm with respect thereto

99.3	Management’s Discussion and Analysis for the fiscal year ended December 31, 2022
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Deloitte LLP
99.9	Consent of SLR Consulting
99.10	Consent of Bryan Atkinson, P.Geol
99.11	Consent of David Frappier-Rivard, P.Geo
99.12	Consent of Allan Armitage, Ph.D,P.Geo
99.13	Consent of Eugene Puritch, FEC, CET, P.Eng
99.14	Consent of Andrew Bradfield P.Eng
99.15	Consent of Antoine Yassa, P.Geo
101	Interactive Data Files with respect to the Consolidated Audited Financial Statements for the Years Ended December 31, 2022 and 2021

