Form 20-F
period 2023-12-31
FURY GOLD MINES LTD
filed 2024-05-07
CIK 1514597

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from    to

Commission File No. 001-38145

Fury Gold Mines Limited
(Translation of registrant's name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

1630 - 1177 West Hastings Street
Vancouver, BC, V6E 2K3 Canada
(Address of principal executive office)

Phil van Staden, Chief Financial Officer, +1 (647) 673-7664, phil.vanstaden@furygoldmines.com

1630 - 1177 West Hastings Street, Vancouver, BC, Canada, V6E 2K3

(Name, telephone, email and/or facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Shares, no par value	FURY	NYSE American and TSX

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or stock as of the closing of the period covered by the Annual Report: 145,744,795 Common Shares

Indicate by check mark if the registration is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, and/or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐

International Financial Reporting Standards as issued by the International Accounting Standards Board	☒

Other	☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

Cautionary Note Regarding Forward-Looking Statements

Certain statements made on this Form 20-F ("Annual Report") contain forward-looking information within the meaning of applicable United States securities laws ("forward-looking statements"). These forward-looking statements are presented for the purpose of assisting the Company's securityholders and prospective investors in understanding management's intentions and views regarding future outcomes and are inherently uncertain and should not be heavily relied upon. When used in this Annual Report, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Company, identify such forward-looking statements. Specific forward-looking statements in this Annual Report include:

  the Company's exploration and financing plans,

  the ability of the Company to realize the objectives of the Company's planned exploration programs;

  the results of the Company's exploration programs and the likelihood of discovering or expanding resources;

  the Company's estimated mineral resources;

  the future price of minerals, especially gold and other precious metals;

  the Company's future capital expenditures and requirements, and sources and timing of additional financing;

  the potential for resource expansion and ultimately mine development of the Company's Eau Claire Project,

  permitting timelines and possible delays;

  local indigenous and other communities engagement;

  government regulation of mining operations;

  environmental and climate-related risks;

  the possible impairment of mining interests;

  any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements;

  the liquidity of the common shares in the capital of the Company; and

  other events or conditions that may occur in the future.

The forward-looking statements contained in this Annual Report represent the Company's views as of the date hereof. The assumptions related to these plans, estimates, projections, beliefs, and opinions may change without notice and in unanticipated ways. Many assumptions may prove to be incorrect, including:

  the Company's budgeting plans, expected costs, assumptions regarding market conditions and other factors upon which the Company has based its expenditure and funding expectations;

  the Company will be able to raise additional capital to proceed with its exploration, development and operations plans and attracting finance for precious metal exploration will be possible;

  the Company's ability to obtain or renew the licenses, permits and regulatory approvals necessary for its planned exploration;

  the Company's exploration plans will not be adversely impacted by declines in prices of precious metals and consequent impairment of the Company's ability to finance its operations that operations and financial markets will not in the long term be adversely impacted by wars or pandemics;

  the Company's ability to complete and successfully integrate acquisitions;

  the Company's plan of operations will not be adversely impacted by climate change, extreme weather events, water scarcity, and seismic events, and the Company's strategies to deal with these issues will be effective;

  the Company's expectations regarding the future demand for, and supply and price of, precious metals;

  the Company's ability to recruit and retain qualified personnel to pursue its business operations;

  the Company's mineral resource estimates, and the assumptions upon which they are based, are reasonably accurate;

  the Company will be able to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain local community support.

Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to control or predict, that may cause the actual results, performance or achievements of the Company, or developments in the Company's business or in its industry, to adversely differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Some of the risks and other factors (some of which are beyond the Company's control) which could cause results to differ materially from those expressed in the forward-looking statements and information contained in this Annual Report include, but are not limited to:

  fluctuations in the current and projected prices for gold, other precious and base metals and other commodities (such as natural gas, fuel oil and electricity) which are needed to explore for and ultimately produce these metals;

  the Company does not earn any revenues from its business and has history of losses and negative cash flows from operations, each of which is expected to continue in the future;

  the Company may not be able to secure additional financings, including equity financings, to continue the planned exploration of its mineral properties;

  the Company's exploration programs are inherently risky as they involve uncertain geology and risk exploration failure and may overrun on costs and not be successful in achieving the targeted objectives or result in the discovery of new resources or the expansion of existing resources the Company's plan of operations involves risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding);

  the speculative nature of mineral exploration and development; the estimation of mineral resources, the Company's ability to obtain funding, including the Company's ability to complete future equity financings;

  environmental risks and remediation measures, including evolving environmental regulations and legislation;

  changes in laws and regulations impacting exploration and mining activities;

  the Company's mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title;

  legal and litigation risks;

  statutory and regulatory compliance;

  insurance and uninsurable risks;

  the continuation of our management team and our ability to secure the specialized skill and knowledge necessary to operate in the mining industry the Company's limited business history and history of losses and negative cash, which will continue into the foreseeable future;

  our inability to pay dividends, volatility in the Company's share price, the continuation of our management team and our ability to secure the specialized skill and knowledge necessary to operate in the mining industry; relations with and claims by local communities and non-governmental organizations, including relations with and claims by indigenous populations;

  the effectiveness of the Company's internal control over financial reporting;

  cybersecurity risks and other reputational risks;

  general business, economic, competitive, political and social uncertainties;

  the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues;

  and public health crises such as the COVID-19 pandemic and other uninsurable risks.

While intended to list the primary risks were see, no list can contain an exhaustive list of the risk and other factors that may affect any of the Company's forward-looking statements. Some of these risks and other factors are discussed in more detail in the section entitled "Risk Factors". Investors and others should carefully consider these risks and other factors and not place heavy reliance on the forward-looking statements.

The Company only updates its risk factors and forward-looking statements, when and to the extent required by applicable securities laws. See Item 3.D - Risk Factors below for a more detailed discussion of the risks faced by the Company.

Emerging Growth Company ("EGC") Status

The Company ceased to qualify as an "emerging growth company", as defined in Section 3(a) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), on December 31, 2022, which was the last day of the Company's fiscal year following the fifth anniversary of the date of the first sale of equity securities pursuant to an effective registration statement under the United States Securities Act of 1933, as amended ("Securities Act").

Generally, any registrant that has any class of its securities under Section 12 of the Exchange Act is required to include in its annual reports filed by it under the Exchange Act a management report on internal control over financial reporting and, subject to an exemption available to registrants that are neither an "accelerated filer" or a "larger accelerated filer" (as those terms are defined in Exchange Act Rule 12b-2), an auditor attestation report on management's assessment of internal control over financial reporting. As the Company has ceased to qualify as an "emerging growth company", the Company will be required to include in its subsequent annual reports, an auditor attestation report on management's assessment of internal control over financial reporting to the extent that it does not qualify for the exemption available to registrants that are neither an "accelerated filer" or "large accelerated filer". Based on the Company's aggregate market-value as at June 30, 2023, the Company qualifies as a "non-accelerated filer" and, as such, is not to required to include and has not included an auditors attestation report on the Company's internal control over financial reporting with this Annual Report.

Currency

In this Annual Report, unless otherwise indicated, all dollar amounts and references to "C$" or "$" are to Canadian dollars and references to "US$" are to U.S. dollars. All dollar amounts are expressed in thousands of Canadian dollars unless otherwise indicated.

Part I

Item 1 - Identity of Directors, Senior Management, and Advisers

Not applicable

Item 2 - Offer Statistics and Expected Timetable

Not applicable

Item 3 - Key Information

A. [Reserved]

B. Capitalization and indebtedness

Not Applicable

C. Reasons for the offer and use of proceeds

Not Applicable

D. Risk factors

An investment in securities of Fury Gold involves significant risks, which should be carefully considered by prospective investors before purchasing such securities. Management of Fury Gold considers the following risks to be most significant for potential investors in Fury Gold, but such risks do not necessarily comprise all those associated with an investment in Fury Gold. Additional risks and uncertainties not currently known to management of Fury Gold may also have an adverse effect on Fury Gold's business. If any of these risks actually occur, Fury Gold's business, financial condition, capital resources, results of operations and/or future operations could be materially adversely affected.

In addition to the other information set forth elsewhere in this Annual Report, the following risk factors should be carefully considered when assessing risks related to Fury Gold's business.

Exploration Activities May Not Be Successful

Exploration for, and development of, mineral properties is speculative and involves significant financial risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling, to complete a feasibility study and to construct mining and processing facilities at a site for extracting gold or other metals from ore. Fury Gold cannot ensure that its future exploration programs will result in profitable commercial mining operations.

Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain adequate machinery, equipment and/or labour are some of the risks involved in mineral exploration activities. The Company has relied on and may continue to rely on consultants and others for mineral exploration expertise.

The Company has implemented safety and environmental measures designed to comply with or exceed government regulations and ensure safe, reliable and efficient operations in all phases of its operations. The Company maintains liability and property insurance, where reasonably available, in such amounts as it considers prudent. The Company may become subject to liability for hazards against which it cannot insure or which it may elect not to insure against because of high premium costs or other reasons.

Also, substantial expenses may be incurred on exploration projects that are subsequently abandoned due to poor exploration results or the inability to define reserves that can be mined economically. Development projects have no operating history upon which to base estimates of future cash flow. Estimates of proven and probable mineral reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. There have been no feasibility studies conducted in order to derive estimates of capital and operating costs including, among others, anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions, expected recovery rates of the gold or copper from the ore, and anticipated environmental and regulatory compliance costs.

Substantial expenditures are required to establish mineral resources and mineral reserves through drilling and development and for mining and processing facilities and infrastructure. No assurances can be given that mineral will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. There is also no assurance that even if commercial quantities of ore are discovered that the properties will be brought into commercial production or that the funds required to exploit any mineral reserves and resources discovered by the Company will be obtained on a timely basis or at all. Economic feasibility of a project is based on several other factors including anticipated metallurgical recoveries, environmental considerations and permitting, future metal prices and timely completion of any development plan. Most of the above factors are beyond the control of the Company. There can be no assurance that the Company's mineral exploration activities will be successful. In the event that such commercial viability is never attained, the Company may seek to transfer its property interests or otherwise realize value or may even be required to abandon its business and fail as a "going concern".

Moreover, advancing any of the Company's exploration properties into a revenue generating property, will require the construction and operation of mines, processing plants and related infrastructure, the development of which includes various risks associated with establishing new mining operations, including:

• the ability to obtain a social license from the local communities affected given many communities are opposed to mining operations of any kind;

• the timing and costs, which can be considerable, of the construction of mining and processing facilities;

• the availability and cost of skilled labour, mining equipment and principal supplies needed for operations;

• the availability and cost of appropriate smelting and refining arrangements;

• the need to maintain necessary environmental and other governmental approvals and permits;

• the availability of funds to finance construction and development activities;

• potential opposition from non-governmental organizations, environmental groups, local groups or other stakeholders which may delay or prevent development activities; and

• potential increases in construction and operating costs due to changes in the cost of labour, fuel, power, materials and supplies.

It is possible that actual costs and economic returns of future mining operations may differ materially from Fury Gold's best estimates. It is not unusual for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated. These additional costs could have an adverse impact on Fury Gold's future cash flows, earnings, results of operations and financial condition.

Commodity Price Fluctuations and Cycles

Resource exploration is significantly linked to the outlook for commodities. When the price of commodities being explored for declines, investor interest subsides, and capital markets become more difficult. The price of commodities varies on a daily basis and there is no reliable way to predict future prices.

Gold prices specifically are historically subject to wide fluctuation and are influenced by a number of factors including not only supply and demand for industrial its uses, but for speculation purposes, all of which factors are beyond the control or influence of the Company. Some factors that affect the price of gold include industrial and jewelry demand; central bank lending or purchase or sales of gold bullion; forward or short sales of gold by producers and speculators; future level of gold productions; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Gold prices are also affected by macroeconomic factors including: confidence in the global monetary system; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the general level of interest rates; the strength of, and confidence in the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies; global and regional political or economic events; and costs of production of other gold producing companies.

Additional Funding Requirements and Shareholder Equity Dilution

Fury Gold's business is in the exploration stage and the Company does not carry-on mining activities. As such, it will require additional financing to continue its operations. Fury Gold's ability to secure additional financing and fund ongoing exploration will be affected by many factors, including the strength of the economy and other general economic factors. Global financial conditions continue to be subject to volatility arising from international geopolitical developments and global economic phenomenon, as well as general financial market turbulence. Access to public financing and credit can be negatively impacted by the effect of these events on Canadian and global credit markets. These instances of volatility and market turmoil could adversely impact Fury Gold's operations and the trading price of the Common Shares. There can be no assurance that Fury Gold will be able to obtain adequate financing in the future, or that the terms of such financing will be favourable for further exploration and development of its projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration, drilling and/or development. Further, revenues, financings and profits, if any, will depend upon various factors, including the success, if any, of exploration programs and general market conditions for natural resources.

In order to finance future operations, Fury Gold may raise funds through the issuance of additional Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. Fury Gold cannot predict the size of future issuances of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares or the dilutive effect, if any, that future issuances and sales of Fury Gold's securities will have on the market price of the Common Shares.

Negative Cash Flow

Fury Gold experiences negative cash flow from operations and anticipates incurring negative cash flow from operations for 2024 and beyond as a result of the fact that it does not have revenues from mining or any other activities. In addition, as a result of Fury Gold's business plans for the development of its mineral projects, Fury Gold expects cash flow from operations to continue to be negative until Fury Gold is able to establish the economic viability and the development of one of its mineral projects, of which there is no assurance. Accordingly, Fury Gold's cash flow from operations will be negative for the foreseeable future as a result of expenses to be incurred s in connection with advancement of exploration on its mineral projects.

Indirect Economic Interest in the Homestake Ridge Project

As a result of the completion of the sale of the Homestake Ridge Project to Dolly Varden in February 2022, the Company no longer owns and controls the exploration and, if warranted, development of the Homestake Ridge Project.  The Company continues to own an indirect minority economic interest in the Homestake Ridge Project through its ownership of a significant interest in Dolly Varden's common shares. Additionally, the Company has the right to nominate two directors to the Dolly Varden Board and the right to nominate a representative to the technical committee.  However, the Company does not control Dolly Varden and, accordingly, will not be able to control the manner in which Dolly Varden continues the exploration and, if warranted, development of the Homestake Ridge Project. Accordingly, there is no assurance that the Company will agree with the manner in which Dolly Varden continues this exploration and, if warranted, development of the Homestake Ridge Project. In addition, the value of the Company's ownership in Dolly Varden will vary as the price of the common shares of Dolly Varden fluctuate on the TSX Venture Exchange and this value may be more or less than the accounting value ascribed to these shares.  While the Company has pre-emptive rights under the Investor Rights Agreement to retain is ownership position in Dolly Varden (on a percentage ownership basis) there is no assurance that the Company will exercise these pre-emptive rights to continue to maintain its position if Dolly Varden determines to complete future equity offerings, either as a result of a determination of the Company not to invest or the inability of the Company to allocate available funds to complete a required investment.  Accordingly, the Company's interest in Dolly Varden may ultimately be diluted.  In addition, the Company's ability to sell its shares in Dolly Varden is restricted under the terms of the Investor Rights Agreement which may impact the ability that the Company is ultimately able to realize for its investment in Dolly Varden.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in the United States and Canada, and in particular the markets for junior resource companies, have experienced a high level of price and volume volatility, and the market prices of securities of many mining companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continuing fluctuations in share price will not occur in connection with the Company's common shares or with its shareholding in Dolly Varden shares. These factors are ultimately beyond the control of Fury Gold and could have a material adverse effect on the Company's financial condition and results of operations. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Mineral Resource Estimates

There is no certainty that any of the mineral resources on the Eau Claire Project, the Committee Bay Project, or any other project with mineral resources will be advanced into mineral reserves. Until a deposit is actually mined and processed, the quantity of mineral resources and grades must be considered as estimates only, and are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry best practices. Valid estimates made at any given time may vary significantly when new information becomes available. While Fury Gold believes that the Company's estimates of mineral resources are well established and reflect management's best estimates, by their nature mineral resource estimates are imprecise and depend, to a certain extent, upon statistical inferences and geological interpretations, which may ultimately prove inaccurate.

The mineral resource estimates included herein have been determined and valued based on assumed future prices, cut-off grades and operating costs. Furthermore, fluctuations in gold and base or other precious metals prices, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revisions to such estimates. Any material reductions in estimates of mineral resources could have a material adverse effect on the Company's results of operations and financial condition.

To date, the Company has not established mineral reserves on any of its mineral properties.

Inflation

Consumer price inflation has risen significantly in 2023 and if it continues will mean much higher costs for Fury Gold's expenditure programs. Fury Gold's program cost estimates could rapidly become out-of-date. If this happens, the Company will need to either raise additional funds causing equity dilution or reduce its expenditures and reducing progress. Increases in inflation usually result in central bank interest rate hikes which can trigger negative capital market conditions making financing difficult. While inflation increases have often led to higher precious metals prices, there can be no assurance of that and the Company's operations and its share price could well be adversely affected by increased inflation.

Property Commitments

Fury Gold's mineral properties and/or interests may be subject to various land payments, royalties and/or work commitments. Failure by Fury Gold to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

Environmental Regulatory, Health & Safety Risks

Fury Gold's operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation and regulation provide for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain exploration industry operations, such as from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Future legislation and regulations could cause additional expenses, capital expenditures, restrictions, liabilities and delays in exploration of any of Fury Gold's properties, the extent of which cannot be predicted. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Although Fury Gold believes its operations are in compliance in all material respects with all relevant permits, licenses and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.

Moreover, mining companies are often targets of actions by non-governmental organizations and environmental groups in the jurisdictions in which they operate. Such organizations and groups may take actions in the future to disrupt Fury Gold's operations. They may also apply pressure to local, regional and national government officials to take action which may be adverse to Fury Gold's operations. Such actions could have an adverse effect on Fury Gold's ability to advance is projects and, as a result on its operations and financial performance.

Relationships with Local Communities and Indigenous Organizations

Negative relationships with Indigenous and local communities could result in opposition to the Company's projects. Such opposition could result in material delays in attaining key operating permits or make certain projects inaccessible to the Company's personnel. Fury Gold respects and engages meaningfully with Indigenous and local communities at all of its operations. Fury Gold is committed to working constructively with local communities, government agencies and Indigenous groups to ensure that exploration work is conducted in a culturally and environmentally sensitive manner.

Fury Gold believes its operations can provide valuable benefits to surrounding communities, in terms of direct employment, training and skills development and other benefits associated with ongoing community support. In addition, Fury Gold seeks to maintain its partnerships and relationships with local communities, including Indigenous peoples, and stakeholders in a variety of ways, including in-kind contributions, volunteer time, sponsorships and donations. Notwithstanding the Company's ongoing efforts, local communities and stakeholders could become dissatisfied with its activities or the level of benefits provided, which could result in civil unrest, protests, direct action or campaigns against it. Any such occurrence could materially and adversely affect the Company's business, financial condition or results of operations.

Environmental Protection

All phases of the Company's operations are subject to treaty provision and federal, provincial and local environmental laws and regulations. These provisions, laws and regulations address, among other things, the maintenance of air and water quality standards, land reclamation, the generation, transportation, storage and disposal of solid and hazardous waste, and the protection of natural resources and endangered species. Fury Gold has expanded significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates. Fury Gold's exploration and drilling projects operate under various operating and environmental permits, licenses and approvals that contain conditions that must be met. Failure to obtain such permits, licenses and approvals and/or meet any conditions set forth therein could have a material adverse effect on Fury Gold's financial conditions or results of operations. Environmental hazards may exist on the Company's properties which are unknown to the Company at present and were caused by previous or existing owners or operators of the properties, for which the Company could be held liable.

Although Fury Gold believes its operations are in compliance, in all material respects, with all relevant permits, licenses and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of Fury Gold to meet potentially stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.

Fury Gold cannot be certain that all environmental permits, licenses and approvals which it may require for its future operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project that it might undertake. To the extent such permits, licenses and approvals are required and are not obtained, Fury Gold may be delayed or prohibited from proceeding with planned exploration or development of its projects, which would adversely affect Fury Gold's business, prospects and operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by governmental, regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations. Amendments to current provisions, laws and regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Fury Gold and cause increases in capital expenditures or exploration costs, reduction in levels of exploration or abandonment or delays in the development of mining properties.

Moreover, mining companies are often targets of actions by non-governmental organizations and environmental groups in the jurisdictions in which they operate. Such organizations and groups may take actions in the future to disrupt Fury Gold's operations. They may also apply pressure to local, regional and national government officials to take actions which may be adverse to Fury Gold's operations. Such actions could have an adverse effect on Fury Gold' ability to advance its projects and, as a result, on its financial position and results.

Climate Change

Fury Gold recognizes climate change as an international and community concern. The effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency. Furthermore, increased regulation of greenhouse gas emissions (including in the form of carbon taxes or other charges) may adversely affect the Company's operations and that related legislation is becoming more stringent.

Fury Gold is focused on operating in a manner that minimizes environmental impacts of its activities; however, environmental impacts from exploration and drilling activities are inevitable. The physical risks of climate change that may impact the Company's operations are highly uncertain and may be particular to the unique geographic circumstances associated with each of its operations. Such physical risks include, but are not limited to, extreme weather events, wildfires, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. The Company's operations in Nunavut and northern British Columbia are particularly vulnerable to extreme weather due to their remoteness. There may also be supply chain implications in getting supplies to the Company's operations, including transportation issues. Fury Gold makes efforts to mitigate climate risks by ensuring that extreme weather conditions are included in its emergency response plans. However, there is no assurance that the response will be effective, and the physical risks of climate change will not have an adverse effect on the Company's operations and profitability.

Moreover, governments are introducing climate change legislation and treaties at the international, national and local levels. Regulations relating to emission levels and energy efficiency are becoming more stringent, which may result in increased costs of compliance. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if current regulatory trends continue, this may result in increased costs at some or all of the Company's operations. There is no assurance that such regulations will not have an adverse effect on the Company's results of operations and financial condition.

Changes in Government Regulation

In addition to climate change, other changes in government regulations or the application thereof and the presence of unknown environmental hazards on any of Fury Gold's mineral properties may result in significant unanticipated compliance and reclamation costs. Government regulations and treaty provisions relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect Fury Gold.

Fury Gold may not be able to obtain all necessary licenses and permits that may be required to carry out exploration on any of its projects. Obtaining the necessary governmental permits is a complex, time consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation.

Competitive Conditions

Fury Gold's activities are directed towards exploration, evaluation and development of mineral deposits. The mineral exploration industry is competitive and Fury Gold will be required to compete for the acquisition of mineral permits, claims, leases and other mineral interests for operations, exploration and development projects. As a result of this competition Fury Gold may not be able to acquire or retain prospective development projects, technical experts that can find, develop and mine such mineral properties and interests, workers to operate its mineral properties, and capital to finance exploration, development and future operations. The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral property interests, the recruitment and retention of qualified employees; and for investment capital with which to fund its projects. If Fury Gold is unable to successfully compete in its industry it could have a material adverse effect on the Company's results of operations and financial condition.

Local Community Uncertainties

Fury Gold's operations at the Committee Bay Project are located in Nunavut, and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties inherent in operating in such jurisdictions. Risks and uncertainties of operating in Nunavut may vary from time to time, but are not limited to a limited local workforce, poor infrastructure, a complex regulatory regime and harsh weather. Moreover, Fury Gold's operations at the Eau Claire Project are located within the Eeyou Istchee James Bay region, which is subject to a modern treaty with the Cree Nation. The treaty identifies land use categories across the region and communities of interest within the Cree Nations which will be consulted with during development of mineral projects in the Eau Claire Project area.

Acquisitions May Not Be Successfully Integrated

Fury Gold undertakes evaluations from time to time of opportunities to acquire additional mining assets and businesses. Any such acquisitions may be significant in size, may change the scale of the Company's business, may require additional capital, and/or may expose the Company to new geographic, political, operating, financial and geological risks.

Fury Gold's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks such as: (i) a significant decline in the relevant metal price after Fury Gold commits to complete an acquisition on certain terms; (ii) the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; (iii) the potential disruption of Fury Gold's ongoing business; (iv) the inability of management to realize anticipated synergies and maximize the financial and strategic position of Fury Gold; (v) the failure to maintain uniform standards, controls, procedures and policies; (vi) the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and (vii) the potential unknown liabilities associated with acquired assets and businesses.

Changes in the Market Price of Common Shares

The Common Shares are listed on the TSX and the NYSE American. The price of Common Shares is likely to be significantly affected by short-term changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to Fury Gold's performance that may have an effect on the price of Common Shares and may adversely affect an investor's ability to liquidate an investment and consequently an investor's interest in acquiring a significant stake in Fury Gold include: a reduction in analyst coverage by investment banks with research capabilities, a drop in trading volume and general market interest in Fury Gold's securities, a failure to meet the reporting and other obligations under relevant securities laws or imposed by applicable stock exchanges could result in a delisting of the Common Shares and a substantial decline in the price of the Common Shares that persists for a significant period of time.

Properties May Be Subject to Defects in Title

Fury Gold has investigated its rights to explore and exploit its projects and, to the best of its knowledge, its rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to Fury Gold's detriment. There can also be no assurance that Fury Gold's rights will not be challenged or impugned by third parties.

Some of Fury Gold's mineral claims may overlap with other mineral claims owned by third parties which may be considered senior in title to the Fury Gold mineral claims. The junior claim is only invalid in the areas where it overlaps a senior claim. Fury Gold has not determined which, if any, of the Fury Gold mineral claims is junior to a mineral claim held by a third party. Although Fury Gold is not aware of any existing title uncertainties with respect to any of its projects, there is no assurance that such uncertainties will not result in future losses or additional expenditures, which could have an adverse impact on Fury Gold's future cash flows, earnings, results of operations and financial condition.

Reliance on Contractors and Experts

In various aspects of its operations, Fury Gold relies on the services, expertise and recommendations of its service providers and their employees and contractors, whom often are engaged at significant expense to the Company. For example, the decision as to whether a property contains a commercial mineral deposit and should be brought into production depends in large part upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified third party engineers and/or geologists. In addition, while Fury Gold emphasizes the importance of conducting operations in a safe and sustainable manner, it cannot exert absolute control over the actions of these third parties when providing services to Fury Gold or otherwise operating on Fury Gold's properties. Any material error, omission, act of negligence or act resulting in environmental pollution, accidents or spills, industrial and transportation accidents, work stoppages or other actions could adversely affect the Company's operations and financial condition.

Qualified and Experienced Employees, Management, and Board Members

Fury Gold's future success is based on successfully attracting, training and developing employees at all levels of the company from Site Staff to Executive Management. This is especially true for Geologists with the required skillset being available in the geographic areas that we operate in. The markets for highly skilled workers, as well as talented professionals and leaders in the mining and exploration industry are extremely competitive. The inability to meet our needs for skilled workers and talented professionals and leaders, whether through recruitment or internal training and development activities, could impact our ability to effectively implement our strategy. In addition to this, retaining qualified board members with diversified experience also brings valuable oversight and knowledge to the business.

Legal and Litigation Risks

All industries, including the exploration industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which Fury Gold may become subject could have a material adverse effect on Fury Gold's business, prospects, financial condition, and operating results. Defense and settlement of costs of legal claims can be substantial.

Risks Relating to Statutory and Regulatory Compliance

Fury Gold's current and future operations, from exploration through development activities and commercial production, if any, are and will be governed by applicable laws, regulations and treaty obligations governing mineral claims acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities, generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations, treaty obligations and permits. Fury Gold has received all necessary permits for the exploration work it is presently conducting; however, there can be no assurance that all permits which Fury Gold may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis or at all, or that such laws and regulations would not have an adverse effect on any project which Fury Gold may undertake.

Failure to comply with applicable laws, regulations, treaty obligations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. Fury Gold may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations, treaty obligations and permits. Fury Gold is not currently covered by any form of environmental liability insurance. See " Insurance Risk", below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on Fury Gold and cause increases in capital expenditures or require abandonment or delays in exploration.

Insurance and Uninsurable Risks

Fury Gold is subject to a number of operational risks and may not be adequately insured for certain risks, including: accidents or spills, industrial and transportation accidents, which may involve hazardous materials, labour disputes, catastrophic accidents, fires, blockades or other acts of social activism, changes in the regulatory environment, impact of non-compliance with laws and regulations, natural phenomena such as inclement weather conditions, floods, earthquakes, ground movements, cave-ins, and encountering unusual or unexpected geological conditions and technological failure of exploration methods.

Limited Business History and No History of Earnings

Fury Gold has no history of operating earnings. The likelihood of success of Fury Gold must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of its business. Fury Gold has limited financial resources and there is no assurance that additional funding will be available to it for further operations or to fulfill its obligations under applicable agreements. There is no assurance that Fury Gold will ultimately generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

Claims by Investors Outside of Canada

Fury Gold is incorporated under the laws of British Columbia. All of Fury Gold's directors and officers, with the exception of Mr. Tim Clark, CEO of the Company who is a US resident, and some of the experts named herein, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and a substantial portion of Fury Gold's assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or outside of Canada to bring an action against directors, officers or experts who are not resident in the United States. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of United States federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions outside of Canada against those persons or Fury Gold.

No-Dividends Policy

No dividends on the Common Shares have been paid by Fury Gold to date. Payment of any future dividends, if any, will be at the discretion of the Board after taking into account many factors, including Fury Gold's operating results, financial conditions, development and growth, and current and anticipated cash needs.

Disclosure and Internal Controls

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to Fury Gold's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

The Company documented and tested its internal controls over financial reporting during its most recent fiscal year in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act ("SOX"). SOX requires an annual assessment by management and an independent assessment by the Company's independent auditors of the effectiveness of the Company's internal controls over financial reporting. As the Company is presently a "non-accelerated filer", the Company's independent auditors are not required to attest to the effectiveness of the Company's internal control over financial reporting. While the Company's management has assessed and made a statement to internal controls over financial reporting, and the Company will be required to detail changes to our internal controls on a quarterly basis, the Company cannot provide assurance that the independent registered public accounting firm's review process in assessing the effectiveness of our internal controls over financial reporting, if obtained, would not find one or more material weaknesses or significant deficiencies in the Company's internal control over financial reporting.

The Company may fail to achieve and maintain the adequacy of its internal controls over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that its internal controls over financial reporting are effective. The Company's failure to maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company's business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by the securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company's internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company's controls and procedures could also be limited by simple errors or faulty judgment. The challenges involved in implementing appropriate internal controls over financial reporting will likely increase with the Company's plans for ongoing development of its business and this will require that the Company continues to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with SOX.

Cybersecurity Risks

Information systems and other technologies, including those related to the Company's financial and operational management, and its technical and environmental date, are an integral part of the Company's business activities. Network and information systems related events, such as computer hacking, cyber-attacks, computer viruses, works or other destructive or disruptive software, process breakdowns, denial of service attaches, or other malicious activities or any combination of the foregoing, or power outages, natural disasters, terrorist attacks or other similar events could result in damage to the Company's property, equipment and date. These events also could result in significant expenditures to repair or replace damage property or information systems and/or to protect them from similar events in the future. Furthermore, any security breaches such as misappropriation, misuse, leakage, falsification, accidental release or loss of information contained in the Company's information technology seems including personal and other data that could damage is reputation and require the Company to expend significant capital and other resources to remedy any such security breach. Insurance held by the Company may mitigate losses; however, in any such events or security breaches may not be sufficient to cover any consequent losses or otherwise adequately compensate the Company for disruptions to its business that may result and the occurrence of any such events or security breaches could have a material adverse effect on the Company's operations and financial results. There can be no assurances that these events and/or security breaches will not occur in the future or not have an adverse effect on the Company's operations and financial results.

Social Media Risks

As a result of social media and other web-based applications, companies today are at much greater risk of losing control over how they are perceived. Damage to Fury Gold's reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although the Company places a great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and act as an impediment to the Company's overall ability to advance its projects, thereby having a material adverse impact on the Company's business, financial condition or results of operations.

Liabilities relating to Past Issuances of Flow-Through Shares

The Company has issued Flow-Through Shares which requires that it expend the proceeds on exploration in Canada pursuant to the requirements of Canadian tax legislation which incentivized investors to purchase these shares (which aside form the tax aspects are in all respects ordinary common shares). Although the Company believes it will be able to incur the necessary amount of exploration expenditures as required by the Flow-Through Share subscription agreements, there is a risk that expenditures incurred by the Company may not be expended within the time limits, or that they will qualify as "Canadian exploration expenditures" ("CEE") , as such term is defined in the Income Tax Act (Canada) (the "Tax Act"), or that any such resource expenses incurred will be reduced by other events including failure to comply with the provisions of the Flow-Through Share subscription agreements or of applicable income tax legislation.

If the Company does not renounce to Flow-Through Share subscribers CEE within 2023, or if there is a reduction in such amount renounced pursuant to the provisions of the Tax Act, the Company may need to indemnify such subscribers, on the terms included in the Flow-Through Share subscription agreements, for an amount equal to the amount of any tax payable or that may become payable under the Tax Act. There were $0.6 million remaining expenditures as of December 31, 2023, in connection with the requirement to incur CEE in 2024.

On March 23, 2023, the Company issued 6,076,500 FTS of the Company for gross proceeds of $8.75 million. The Company is required to deploy the remaining $0.6 million of CEE on or before December 31, 2024 in respect of this financing and the balance in 2025 and failure to do so will result in material financial penalties.

The Company is a foreign private issuer which exempts us from complying with certain Exchange Act reporting requirements.

The Company is considered a "foreign private issuer" and will report under the Exchange Act as a non-U.S. company with foreign private issuer status. This means that, as long as the Company qualifies as a foreign private issuer under the Exchange Act, it will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

The Company intends to take advantage of these exemptions (or voluntarily comply with the requirements applicable to U.S. domestic public companies) until such time as it is no longer a foreign private issuer. The Company would cease to be a foreign private issuer at such time as more than 50% of the Company's outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of the Company's executive officers or directors are U.S. citizens or residents; (ii) more than 50% of the Company's assets are located in the USA; or (iii) the Company's business is administered principally in the USA.

If the Company fails to maintain its foreign private issuer status and decides, or is required, to register as a U.S. domestic issuer, the regulatory and compliance costs to the Company will be significantly more than the costs incurred as a foreign private issuer. In such event, the Company would not be eligible to use foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer.

It may be difficult to enforce judgments or bring actions outside the United States against the Company and certain of its directors.

The Company is a British Columbia, Canada corporation and certain of its officers and directors are neither citizens nor residents of the USA. A substantial part of the assets of several of these persons are located outside the USA. As a result, it may be difficult or impossible for an investor:

  to enforce in courts outside the U.S. judgments obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws against these persons and the Company; or

  to bring in courts outside the U.S. an original action to enforce liabilities based upon U.S. federal securities laws against these persons and the Company.

We may be a "passive foreign investment company" ("PFIC"), which may have adverse U.S. federal income tax consequences for U.S. investors.

We believe that we were classified as a PFIC for our most recently completed tax year, and based on current business plans and financial expectations, we expect that we may be a PFIC for our current tax year and subsequent tax years. If we are a PFIC for any year during a U.S. taxpayer's holding period of Common Shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the Common Shares or any so-called "excess distribution" received on its Common Shares as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective QEF Election (as defined below) or a Mark-to-Market Election (as defined below). A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. However, U.S. taxpayers should be aware that there can be no assurance that we will satisfy the record keeping requirements that apply to a qualified electing fund, or that we will supply U.S. taxpayers with information that such U.S. taxpayers require to report under the QEF Election rules, in the event that we are a PFIC and a U.S. taxpayer wishes to make a QEF Election. Thus, U.S. taxpayers may not be able to make a QEF Election with respect to their Common Shares. A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer's basis therein. This paragraph is qualified in its entirety by the discussion below under the heading "Certain United States Federal Income Tax Considerations - Passive Foreign Investment Company Rules." Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Common Shares.

Item 4 - Information on the Company

A. History and development of the company

Name, Address and Incorporation

The Company was incorporated under the Business Corporations Act (British Columbia) (the "BCBCA") on June 9, 2008, under the name Georgetown Capital Corp. The Company was a Capital Pool Company under the policies of the TSX Venture Exchange (the "TSXV") and, accordingly, on February 23, 2011, the Company completed a qualifying transaction (the "Qualifying Transaction") with Full Metal Minerals USA Inc., a wholly owned subsidiary of Full Metals Minerals Ltd. Pursuant to the Qualifying Transaction, the Common Shares began trading on the TSXV. On October 15, 2013, the Company changed its name to Auryn Resources Inc. On November 1, 2016, the Company completed its graduation to the TSX and the Common Shares began trading on the TSX. In connection with the Company's graduation to the TSX, the Common Shares were voluntarily delisted from the TSXV. On July 17, 2017, the Common Shares also commenced trading on the NYSE American.

Fury Gold is a reporting issuer in all of the provinces and territories of Canada. In addition, the Common Shares are registered under Section 12(b) of the U.S. Exchange Act by virtue of being listed on the NYSE American. The Company's registered and records office is at 1500-1055 West Georgia Street, Vancouver, BC, V6E 4N7, and its head office is located at 1630-1177 West Hastings Street, Vancouver, BC, V6E 2K3.

2020 Merger and Reorganization

On October 9, 2020, the Company acquired all of the then-issued and outstanding shares of Eastmain Resources Inc. ("Eastmain") in accordance with the terms and conditions of the arrangement agreement dated August 10, 2020 (the "Arrangement Agreement"). On October 5, 2020, the Eastmain Transaction and the Spinco Transactions (as defined herein) received the approval of both the Company's and Eastmain's shareholders, and on October 7, 2020, the British Columbia Supreme Court and the Ontario Superior Court of Justice approved the Reorganization Arrangement and the Eastmain Arrangement, respectively, and both courts issued final orders approving the Eastmain Transaction and the Spinco Transactions. In accordance with the terms of the Arrangement Agreement, the Company changed its name to "Fury Gold Mines Limited" pursuant to a certificate of change of name dated October 8, 2020.

Immediately following the closing of the Transaction, the Company's ticker symbol for the Common Shares was changed to "FURY" effective October 12, 2020 on the NYSE American and October 13, 2020 on the TSX. Eastmain's shares were delisted from the TSX and removed from the OTCQB after the end of trading on October 9, 2020. Immediately following the closing of the Eastmain Arrangement, Eastmain became a wholly-owned subsidiary of Fury Gold.

2022 Sale of mineral interests to Dolly Varden Silver Corporation for Dolly Varden Shares

On February 25, 2022, the Company announced the completion of the sale of the Homestake Ridge project to Dolly Varden Silver Corporation ("Dolly Varden"), a publicly traded corporation listed on the TSX Venture Exchange. Pursuant to the Homestake Purchase Agreement entered into on December 6, 2021, Dolly Varden acquired 100% of Homestake Resource Corporation from Fury in exchange for a $5 million cash payment and the issuance of 76,504,590 common shares of Dolly Varden. On October 13, 2022, the Company reduced its holdings to 59,504,590 by selling 17 million common shares, representing 22.2% of the Company's interest in Dolly Varden, for gross proceeds of $6.8 million, and resulting in the Company's interest in Dolly Varden being reduced to 25.8%. Following further dilutive equity financings completed by Dolly Varden on December 22, 2022 and November 2, 2023, Fury Gold held 59,504,590 common shares, representing a 22.03% interest in Dolly Varden as at December 31, 2023. The Company's interest in Dolly Varden was further reduced by 5,450,000 shares in a March 2024 private sale.

2022 Acquisition of 25% interest in Universal Mineral Services Ltd ("UMS")

On April 1, 2022, the Company purchased a 25% share interest in UMS, a private shared-services provider for nominal consideration. The remaining 75% of UMS is owned equally by three other junior resource issuers, namely Tier One Silver Inc, Coppernico Metals Inc, and Torq Resources Inc. who share a head office location in Vancouver, BC. Previously, UMS had been privately owned by a director in common, Mr. Ivan Bebek, then subsequently from January 1, 2022, by Mr. Steve Cook, another director in common, until March 31, 2022.

UMS is the private company through which its shareholders, including Fury Gold, share geological, financial, and transactional advisory services as well as administrative services on a full, cost recovery basis. Having these services available through UMS, on an as needed basis, allows the Company to maintain a more efficient and cost-effective corporate overhead structure by hiring fewer full-time employees and engaging outside professional advisory firms less frequently. The agreement has an indefinite term and can be terminated by either party upon providing 180 days' notice. Many of the Company's key personnel are now, or will be, directly employed by UMS and seconded to the Company and other members of the group.

2022 to 2024 Acquisition of additional interest in the Eleonore South Gold Project

On September 12, 2022, the Company and its joint venture partner Newmont Corporation ("Newmont"), through their respective subsidiaries, completed the acquisition of the remaining approximately 23.77% participating interest of Azimut Exploration Inc. in the ESJV, on a pro-rata basis. Following the completion of the transaction, the 100% ESJV participating interests were then held 50.022% by the Company and 49.978% by Newmont with Fury remaining operator under an amended and restated joint operating agreement.

On February 29, 2024, the Company completed the purchaser of Newmont's 49.978% interest in the Eleonore South Gold Project in Quebec ("Eleonore South") for $3,000,000. As a result of the consolidation, Fury Gold is the sole owner of Eleonore South. The Company acquired Newmont's 30,392,372 common shares or 10.98% of Sirios Resources Inc. ("Sirios") as part of the transaction for an additional $1,300,000. Sirios shares have been acquired for investment purposes, and Fury will evaluate its investment in Sirios on an ongoing basis with respect to any possible additional purchases or dispositions. In March 2024, the Company sold 1,514,000 common shares, resulting in the Company's interest in Sirios being reduced to 10.4%.

Inter-corporate Relationships

Fury Gold conducts its business through a number of wholly-owned subsidiaries depicted in a diagram under the Organizational structure section. It owns 25% of a shared service provider company (with three other junior resource explores each owning 25%) which is further discussed under "Related party Transactions" below.

Significant Events and Highlights

2021

Eau Claire Exploration Program

In November 2020, Fury Gold commenced an ongoing initial 50,000m drill program at the Eau Claire project. The drill program consists of i) an infill phase focused on upgrading and expanding the current resource ("Infill Program") and ii) an exploration phase designed to test targets along the 4.5km long deposit trend ("Expansion Program"). To date a total of 35,297 metres, or approximately 70% of the total program, have been drilled at Eau Claire. The Company temporarily paused drilling at Eau Claire in the fourth quarter of 2021 to allow the receipt of pending drillhole assay results. The remainder of the program is planned to be completed in 2022.

During the third quarter of 2021, the Company completed biogeochemical surveys on three grids targeting six priority regional exploration targets ("Regional Exploration Program").

The Expansion Drill Program, Exploration Drill Program and the Regional Exploration Program are discussed below under "Eau Claire Project - Eau Claire Exploration Program ".

Committee Bay Project Drill and Exploration Program

The Company completed 2,587m of diamond drilling during a six-week field program in the third quarter of 2021. As summarized below under "Committee Bay Project - 2021 Committee Bay Exploration Program".  The drilling was focused on expanding the defined high-grade mineralization at the Raven prospect and testing the potential mineralization below the current resource at the Three Bluffs deposit.

Changes to Management and the Board

On March 16, 2021, the Company announced that Tim Clark has been appointed a director of the Company, replacing Mr. Blair Schultz, an Eastmain nominee, who had resigned as a director. The Company also announced the appointment of Jeffrey Mason as lead director.

On August 18, 2021, the Company appointed Tim Clark to the position of Chief Executive Officer, replacing Mr. Timmins, who resigned to pursue other opportunities. Mr. Clark has 23 years of global capital markets experience with numerous major US, European and Canadian banks. Over the years, he has developed strong working relationships with Tier 1 institutional investors throughout the United States and Canada, providing corporate strategy, and peer and financial analysis and insights on corporates within the materials, commodities and mining sectors.

Financing

On October 13, 2021, the Company announced completion of a non-brokered private placement of 7,461,450 Units and raised gross proceeds of CAD$5,596,088. Each Unit consisted of one Common Share and one common share purchase warrant, (each, a "Warrant") entitling the holder to purchase one Common Share ("Warrant Share") at a price of CAD$1.20 for a period of three years. The expiry date of the Warrants can be accelerated to 30 days with notice from the Company should the Common Shares trade after the expiry of the four-month hold period at a price equal to or greater than CAD$1.50 for 20 consecutive trading days.

Corporate developments

On April 30, 2021, the Company announced the filing of a preliminary short form base shelf prospectus (the "Shelf Prospectus") with the securities commissions or similar regulatory authorities in all of the provinces and territories of Canada and has filed a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission. The final Shelf Prospectus was filed on May 10, 2021, and the Form F-10 registration statements was declared effective by the SEC on May 11, 2021.  As a result of the completion of these filings, the Company is permitted to publicly offer up to $200 million of common shares, subscription receipts, warrants, and units or any combination thereof to investors in Canada and the United States during the 25-month period from May 10, 2021, that the Shelf Prospectus is effective.

On September 13, 2021, the Company announced that it had entered into a Royalty Purchase Agreement for the purchase of a 2% net smelter return royalty on certain claims at its Homestake Ridge project in British Columbia. The purchase price paid was $400,000, payable 25% in cash and 75% in shares.  The purchase completed on September 27, 2021, and the Company issued 328,767 common shares on closing.

On December 6, 2021, the Company entered into a definitive agreement with Dolly Varden Silver Corp. pursuant to which the Company completed the sale of a 100% interest in Homestake Resources Corporation, the owner of a 100% interest in the Homestake Ridge Project, to Dolly Varden which completed on February 25, 2022, after Dolly Varden shareholder approval was obtained.

2022

Eau Claire Exploration Program

In October 2022, the Company completed the initial drilling program at Eau Claire and the Percival prospect, completing a total of approximately 52,700m from 2020-2022, with the final 17,700m completed in 2022. Additionally, the company completed a B-horizon soil sampling program at Lac Clarkie, a property adjacent to the Eau Claire project.

The Expansion Drill Program, Exploration Drill Program and the Regional Exploration Program are discussed below under "Eau Claire Project - 2022 Eau Claire Exploration Program".

Changes to Management and the Board

On March 9, 2022, the Company announced the appointment of Bryan Atkinson, P.Geo, to Senior Vice President (SVP), Exploration and Michael Henrichsen, P.Geo, to Chief Geological Officer, effective immediately. The Company also announced that Salisha Ilyas, Vice President of Investor Relations, has resigned to pursue other opportunities.

On May 24, 2022, the Company announced that the Company's Board Chair's Chair, Ivan Bebek was retiring from the Board, effective June 29, 2022 and would be an advisor.

Financing

On April 14, 2022, the Company completed a non-brokered private placement with two placees, who include a Canadian corporate investor and a US institutional investor, for a private placement sale of 13.75 million common shares of the Company at a price of $0.80 per share for gross proceeds of $11,000,000.

Completion of Sale of Homestake Ridge Project to Dolly Varden and Investor Rights Agreement

On February 25, 2022, the Company completed the sale of the Homestake Ridge Project to Dolly Varden. Pursuant to the agreement entered into on December 6, 2021 ("Homestake Purchase Agreement"), Dolly Varden purchased 100% of the shares of the Company's subsidiary, Homestake Resource Corporation for a $5 million cash payment and the issuance of 76,504,590 common shares of Dolly Varden (the "Homestake Transaction. As a result of the sale, the Company has an indirect economic interest in the Homestake Ridge Project through its ownership of shares of Dolly Varden but does not have legal control over either Dolly Varden or the Homestake Ridge Project.

In connection with the Homestake Transaction, Dolly Varden and Fury Gold entered into an investor rights agreement (the "Homestake Investor Rights Agreement") pursuant to which Fury Gold has the following rights, and is subject to the following obligations:

(i) Fury Gold will have the right to appoint two nominees to the Dolly Varden board so long as Fury Gold owns greater than 20% of the Dolly Varden common shares outstanding. Should Fury Gold own less than 20% but greater than 10% of the Dolly Varden shares outstanding, Fury Gold shall have the right to appoint one nominee to the Dolly Varden board. Tim Clark, the Chief Executive Officer of Fury Gold, and Michael Henrichsen, the Chief Geological Officer of Fury Gold, joined the Dolly Varden Board upon closing of the Homestake Transaction.

(ii) Fury Gold will have the right to appoint one member to Dolly Varden's technical committee for the purpose of providing non-binding advice and recommendations to the Dolly Varden board for so long as Fury Gold is entitled to appoint one nominee to the Dolly Varden board.

(iii) Fury will have pre-emptive rights to maintain its ownership percentage in Dolly Varden for so long as Fury Gold owns more than 10% of the outstanding Dolly Varden common shares, subject to certain carve-outs and top-up rights.

(iv) Fury Gold will not sell the Dolly Varden Shares during the one-year hold period following closing and will provide to Dolly Varden the right to direct the sale of any DV Shares proposed to be sold by Fury Gold after the expiry of the initial one-year hold period.

(v) Fury Gold will for the initial two year period following closing, and subject to Fury Gold continuing to hold at least 10% of Dolly Varden's outstanding shares, vote its shares in accordance with Dolly Varden management's recommendations at each meeting of the shareholders of Dolly Varden, subject to exceptions for certain excluded matters, including special resolutions, minority shareholder votes required pursuant to Multilateral Instrument 61-101 and matters that would materially and adversely impact Fury Gold disproportionately.

(vi) Fury Gold will not for the initial three-year period following Closing, and subject to Fury Gold continuing to hold at least 10% of Dolly Varden's outstanding shares, acquire additional securities of Dolly Varden, solicit proxies separately from any Dolly Varden board approved proxy circular or otherwise seek to control management, the board or the policies of Dolly Varden.

2022 Partial Sale of Dolly Varden Shareholdings

On October 3, 2022, the Company announced that it had entered into a non-brokered sale agreement to sell 17 million common shares of Dolly Varden at $0.40 per share, representing approximately 7.4% of the outstanding common shares of Dolly Varden. The gross proceeds received by the Company upon the close of the transaction on October 13, 2022, was $6.8 million. At December 31, 2022, and 2023, the Company held a 23.5% and 22.03% interest, respectively, in Dolly Varden.

2023 up to March 2024

Eau Claire Exploration Program

On February 13, 2023, Fury Gold provided an update on targeting the wholly owned Lac Clarkie project immediately to the east of its 100% owned Eau Claire project in the Eeyou Istchee Territory in the James Bay region of Quebec. The Company has defined a total of eight gold targets through the completion of a B-horizon soil sampling program (Figure 1). Six of the targets lie along the Cannard Deformation Zone, which hosts numerous gold occurrences along its >100 kilometre (km) mapped extent, including Fury's Eau Claire Deposit and Percival Property. Fury is working to prioritize these newly defined targets for follow-up in 2023 with the aim of advancing a number of these targets.

In April 2023, Fury Gold commenced a drilling program at the Eau Claire Deposit, comprising of 10,000 to 15,000 metres (m), with the goals of i) continuing expansion of the high-grade Eau Claire resource; ii) following up on the 2022 success at the Percival Prospect 14 km to the east of Eau Claire; and iii) advancing several early-stage exploration targets along the Cannard Deformation Zone to the drill ready stage.

On July 10, 2023, the Company announced its 2023 summer exploration program and the restart of all exploration activities, which had been interrupted since June 5, 2023, due to a governmental emergency fire evacuation order.

On August 3, 2023, Fury announced results for the first three 2023 core drill holes at the high-grade Eau Claire gold project. The 2023 drill program focused on the continued expansion of the Hinge Target located immediately west of the Eau Claire Deposit. Drilling at the Hinge Target continues to return multiple stacked zones of gold mineralization from each drill hole, including 5.0m of 3.6 g/t Au within a broader interval of 14.0m of 2.37 g/t Au. Additional drill intercepts include 6.5m of 2.66 g/t Au, 6.0m of 2.77 g/t Au and 1.0m of 10.35 g/t Au.

On October 3, 2023, the Company reported the results for an additional two infill core drill holes from the Hinge Target at the Eau Claire Project. The 2023 drill program continues to focus on infill drilling at the Hinge Target located immediately west of the Eau Claire Deposit. Every hole completed at the Hinge Target to date has intercepted two corridors of stacked gold-bearing quartz tourmaline veins and alteration, including 3.5m of 5.73 g/t gold and 11.27 g/t Tellurium and 7.43g/t gold over 2.5m within a broader interval of 4.65g/t gold and 8.72 g/t Tellurium over 4.5m. Drill holes 23EC-065 and 23EC-068 represent the continuation of a series of infill drill holes designed to tighten up the spacing of the 2022 Hinge Target drilling to a nominal spacing of 60-80m. The stacked intercepts through these new holes continue to exhibit the overall strength of the mineralized system within the Hinge Target.

On November 28, 2023, the Company reported additional results from the 2023 infill drilling program at the Hinge Target at the Eau Claire Project. Drilling continues to intercept multiple zones of gold mineralization, including 5.5m of 4.52 g/t gold and 3.0m of 3.34 g/t gold from 23-EC-069; 1.0m of 20.20 g/t gold and 3.5m of 3.51 g/t gold from 23EC-070; 1.0m of 19.55 g/t gold from 23EC-066; and 3.5m of 3.82 g/t gold from 23EC-067.

On January 17, 2024, the Company reported results from the 2023 drilling program at the Hinge Target at the Eau Claire Project. Highlights from the seven drill holes include 31.77 g/t gold over 3.50m from 23EC-077; 65.0 g/t gold over 0.50m and 14.25 g/t gold over 1.0m from 23EC-074; 2.56 g/t gold over 7.50m from 23EC-068; and 3.41 g/t gold over 6.50m and 5.0 g/t gold over 3.50m from 23EC-075.

On February 6, 2024, the Company announced the final set of results from the 12,000m 2023 drilling program at the Hinge Target, part of the high-grade Eau Claire Project. Highlights from these last five drill holes include 17.62 g/t gold over 3.50m, including 29.80 g/t gold over 2m, and 22.20 g/t gold over 0.50m from 23EC-079; and 5.49 g/t gold over 3.50m from 23-EC-078. The reported intercepts from drill hole 23EC-082 of 17.62 g/t gold over 3.50m is within 135m of surface and is completely open to surface and to the west, above the rest of the Hinge Target.

2023 Changes to Management and the Board

On February 22, 2023, the Company announced that its Board of Directors has appointed Brian Christie as an Independent Director, effective immediately. Mr. Christie most recently served as Vice President, Investor Relations at Agnico Eagle Mines Limited, prior to which Mr. Christie worked for over 17 years as a precious and base metals mining analyst and brings with him extensive experience in the capital markets and the mining industry. Mr. Christie holds a BSc. In Geology (University of Toronto) and an MSc. In Geology (Queen's University) and is a member of the Canadian Investor Relations Institute (CIRI) and the National Investor Relations Institute (NIRI). On May 15, 2023, the Company announced the appointment of Mr. Christie as Board Chair, replacing Mr. Jeffrey Mason, who was appointed Board Chair on January 11, 2023 and continues to serve as independent Director of Fury Gold. The Company also announced that Michael Henrichsen, Chief Geological Officer, retired from his role.

On June 23, 2023, Phil van Staden, having previously served as the Company's Corporate Controller since 2020, was appointed Interim Chief Financial Officer of the Company and brings over 15 years of diverse international experience in various accounting roles and industries throughout South Africa and Canada. He holds B. Commerce and B. Commerce Honours degrees, respectively, from the University of Pretoria and the University of South Africa. Mr. van Staden, took over from Dr. Lynsey Sherry, who had been the Chief Financial Officer since November 2020. Mr. van Staden was appointed Chief Financial Officer effective January 1, 2024.

On September 5, 2023 Fury announced that it had appointed Ms. Isabelle Cadieux as an Independent Director, effective immediately. Ms. Cadieux, a professional geologist, brings more than 30 years of experience in mineral exploration and financing in the mining sector. She last held the position of Managing Director, Investment at SIDEX, a Québec institutional fund that finances exploration companies, including Fury, and continues to hold shares in Fury, where she served from 2001 until 2023. She holds an M.Sc. in Mineral Exploration (MINEX) from McGill University and a B.Sc. in Geology from the University of Ottawa. Ms. Cadieux acted as President of the Ordre des géologues du Québec (OGQ) in 2008, sat on the Board of Directors from 2005 to 2010, and was Director of the Canadian Council of Professional Geoscientists from 2007 to 2011 where she represented the OGQ. From 2011 to 2016, she was a member of the Executive Committee of the UQAT-UQAM Chair in Mining Entrepreneurship. Throughout her career, she has been involved in various sector-related organizations, among others the Québec Mineral Exploration Association (AEMQ), the Canadian Institute of Mines and Metallurgy (CIM), Minalliance and Mine d'Avenir.

2023 Financings

In March 2023, the Company closed a bought-deal private placement (the "March 2023 Offering") of 6,076,500 Common Shares of the Company that qualify as "flow-through shares" (the "FT Shares") at a price of C$1.44 per FT Share for aggregate gross proceeds of approximately $8.750 million. The proceeds from the March 2023 Offering are being used to incur "flow-through mining expenditures" in connection with the exploration of the Company's Eau Claire and ESJV projects. As at December 31, 2023, the Company had approximately $544,000 available to incur flow-through mining expenditures before December 31, 2024.

Corporate developments

On October 12, 2023, the Company filed a short form base shelf prospectus (the "Shelf Prospectus") with the securities commissions or similar regulatory authorities in all of the provinces and territories of Canada and has filed a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission. As a result of the completion of these filings, the Company is permitted to publicly offer up to $75 million of common shares, subscription receipts, warrants, and units or any combination thereof to investors in Canada and the United States during the 25-month period from October 12, 2023, that the Shelf Prospectus is effective.

Effective February 29, 2024, the Company acquired Newmont's 49.978% interest in Eleonore South (the "Eleonore South Project") and now has 100% ownership.

B. Business Overview

Fury Gold Mines is a Canadian-focused gold exploration company strategically positioned in two prolific mining regions: the Eeyou Istchee James Bay Region of Quebec and the Kitikmeot Region in Nunavut. Fury Gold has a portfolio of mineral properties of which only two are considered material at this time: the Eau Claire property located in the Eeyou Istchee James Bay Region of Northern Quebec (the "Eau Claire Project"), and the Committee Bay gold project located in the Kitikmeot Region of Nunavut (the "Committee Bay Project"). The Eleonore South Joint Venture ("Eleonore South Joint Venture"), of which Fury Gold was the operator and held a 50.022% equity interest, as at December 31, 2023, is one of the more prolific targets for discovery. Effective February 29, 2024, Fury consolidated its interest at the Eleonore South Gold Project (now referred to as "Eleonore South Project") to 100% ownership and the Eleonore South Joint Venture has been terminated.

Since 2016, the Company has been actively exploring its mineral projects with the goal of identifying new areas of significant mineralization. As discussed in Committee Bay Project and Eau Claire Project sections below, the majority of this work has taken place away from the known deposit areas in the form of regional exploration and prospect drilling at satellite targets. Though this work has yet to lead to the discovery of any new material mineral deposits, it has strengthened the Company's understanding of the geological systems and provided new evidence with respect to the projects' continued perspectivity. The Company expects to continue its exploration on the Eau Claire Project through 2024 as discussed above under the heading "General Development of the Business - Recent Developments".

The Company has not yet determined whether any of its mineral property interests contain economically recoverable mineral reserves. The Company's continuing operations and the underlying value of the Company's mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration of its mineral property interests, obtaining the necessary mining permits, and on future profitable production or the proceeds from the disposition of the exploration and evaluation assets. See "Risk Factors" for further information.

Reliance on Key Personnel

Most aspects of the Company's business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, mining, metallurgy, engineering, environment issues, permitting, social issues, capital markets, financing and accounting. While competition in the resource mining industry can make it difficult to locate and retain competent employees in such fields, the Company has been successful in finding and retaining personnel for the majority of its key processes. See "Risk Factors - Reliance on Key Personnel".

In addition, Fury Gold's technical and management teams have a track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Fury Gold conducts itself to the highest standards of corporate governance and sustainability.

Competitive Conditions

The mineral exploration industry is competitive and Fury Gold will be required to compete for the acquisition of project opportunities. As a result of this competition Fury Gold may not be able to acquire or retain prospective mineral projects, technical experts that can find, develop and mine such mineral properties and interests, workers to operate its mineral properties, and capital to finance exploration, development and future operations. The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral property interests, the recruitment and retention of qualified employees and for necessary investment capital with which to fund its operations and projects. See "Risk Factors - Competitive Conditions".

Cyclical and Seasonal

The Company's mineral exploration activities may be subject to seasonality due to adverse weather conditions affecting exploration including, without limitation, incremental weather, frozen ground and restricted access due to snow, ice or other weather-related factors. Further, the mining business, and particularly the precious metals industry, including the gold industry, is subject to metal price cycles. Moreover, the mining and mineral exploration business is subject to global economic cycles effecting, among other things, the marketability and price of gold products in the global marketplace. See "Risk Factors - Commodity Price Fluctuations and Cycles".

Intangible Properties

The Company's intangible property, including its mineral and surface rights, is described elsewhere in this AIF. The Company's business is not materially affected by intangibles such as business or commercial licenses, patents and trademarks or other intellectual property.

Environmental Protection

Exploration activities are subject to numerous and often stringent environmental laws and regulations. Compliance with such laws and regulations increases the costs of and delays planning, designing, drilling and developing the Company's properties. To the best of management's knowledge, the Company is in compliance in all material respects with all environmental laws and regulations applicable to its exploration and drilling activities. Fury Gold is committed to meeting or surpassing all applicable environmental legislation, regulations, permit and license requirements, and to continuously improving its environmental performance and practices. The Company embraces safe, socially and environmentally responsible and sustainable work practices during all activities. Fury Gold seeks to utilize innovative technologies and techniques to reduce its environmental footprint across all of the Company's projects. This includes awarding drill contracts to an EcoLogo certified contractor at Eau Claire, the use of Rotary Air Blast (RAB) drilling at the Committee Bay Project, which reduces water usage, footprint and time on the ground, and the use of drone imagery to allow targeted ground-based follow up of outcrop. Current costs associated with compliance are considered to be normal. See "Risk Factors - Environmental Regulatory, Health & Safety Risks and "Risk Factors - Environmental Protection".

Employees

As at December 31, 2023, the Company had approximately 10 equivalent full-time employees located primarily in Canada. The Company shares certain technical and administrative functions provided by Vancouver-based Universal Mineral Services Ltd on a full-cost recovery basis (See "Related Party Transactions"). The Company also relies on consultants and contractors to carry on many of its business activities and, in particular, to supervise and carry out mineral exploration and drilling on its mineral properties. No management functions of Fury Gold are performed to any substantial degree by a person other than the directors or executive officers of Fury Gold.

Social and Environmental Policies

Building and maintaining good corporate citizenship is an important component of Fury Gold's business practices. The Company has adopted several social and environmental policies and codes of conduct that are essential to its operations. The Company's operating practices are governed by the principles set out in its Code of Business Conduct and Ethics, Gender Diversity Policy, Insider Trading Policy, Disclosure Policy and Whistle-Blower Policy.

Fury Gold endeavours to contribute to the communities in which it operates by focusing on activities that can make a meaningful, positive and lasting difference to the lives of those affected by its presence. Fury Gold prioritizes creating mutually beneficial and long-term partnerships with the communities where it operates, respecting their interests as our own. Fury Gold establishes constructive local partnerships to contribute to local priorities and interests and to have communities benefit both socially and economically from its activities. The Company seeks opportunities to maximize employment and procurement for local communities through the provision of suitable training opportunities and resources.

Fury Gold endeavours to engage in open and transparent dialogue with governments, local communities, Indigenous peoples, organizations and individuals on the basis of respect, fairness and meaningful consultation and participation.

Further information regarding Fury Gold's corporate governance policies and charters can be found on its website at www.furygoldmines.com/corporate/corporate-governance.

Indigenous and Local Community Engagement

Fury Gold respects and engages meaningfully with Indigenous and local communities at all of its operations. The Company is committed to working constructively with local communities, government agencies and Indigenous groups to ensure that exploration work is conducted in a culturally and environmentally sensitive manner. The Company's engagement with Indigenous and local communities is governed by the principles set out in its Indigenous and Community Relations Committee Charter. Moreover, Fury Gold is committed to:

• sharing information about its projects and operations, providing meaningful opportunities for input and dialogue and involving local and Indigenous communities in archaeological work, environmental assessments and related studies;

• making meaningful efforts to reach agreements with local and Indigenous groups on the preferred method of participation and engagement processes;

• exploring opportunities for local and Indigenous communities to benefit from its projects and activities, which may include employment, contracting, training, community benefits and agreements, as appropriate to the type and stage of activity being undertaken; and

• engaging in candid and respectful dialogue with a view to resolving or minimizing any disagreements and ensuring full communication in respect of any unresolved issues.

Fury Gold is committed to responsible mineral exploration. The Company values forging strong, durable, and respectful relationships with the Indigenous communities in which it operates. During 2021, employees and the board of directors took part in a multi-module accredited in-house learning program to facilitate the building of Indigenous cultural competency.

During the year ended December 31, 2023, the Company continued to work through its Ecologo certification for mineral exploration. Ecologo is the first comprehensive certification for mineral exploration companies and their service providers that features third-party certification of environmental, social and economic practices in Quebec. Additionally, during the first quarter of 2022, the Company undertook a qualitative environmental, social and governance ("ESG") assessment with Digbee, a technology company which provides qualitative assessment tools to mining companies to track their ESG achievements. Fury Gold received an overall score of BB with a range of CC to A broken down into a corporate score of BB with a range of B to A and a project score of BB with a range of CC to A for both the Eau Claire and Committee Bay projects. These results are considered strong for an exploration company and the Company is continually evaluating and implementing initiatives to improve future scores. Fury Gold is conducting a second annual Digbee ESG Certification in 2024, that continues to validate the Company's existing ESG engagement and strategy. In May 2023, the Company's subsidiary Eastmain entered into a Services Agreement with Stajune Ventures Inc, a business entity of the Cree Nation of Eastmain which provided for the local First Nation personnel to provide services to the Summer 2023 exploration activities at the Eau Claire project.

Fury Gold's Indigenous and Community Relations Committee Charter can be viewed on its website at www.furygoldmines.com/corporate/corporate-governance-1/.

Continuing Operations and COVID-19

There were no material impacts to the Company's exploration programs or other operations in 2023 arising from COVID-19.  See "Risk Factors - COVID-19 and Other Pandemics".

C. Organizational Structure

The following diagram depicts the Company's corporate structure as of December 31, 2023, and its material subsidiaries, including the name, jurisdiction of incorporation and proportion of ownership in each:

Not reflected in the above organization chart is the Company's 25% interest in UMS. (See interest of "Related Party Transactions - Agreement with Universal Mineral Services Ltd.") as well as a 2024 acquisition of a 10.98% portfolio investment in Sirios Resources Inc., as described above.

Following the acquisition of the Eleonore South project on February 29, 2024, Fury holds 100% interest in the Project through its wholly-owned subsidiary, Eastmain Resources Inc.

D. Property, plant and equipment and Exploration and Evaluation Assets

Summary of Mineral Properties

At December 31, 2023, the Company's two material mineral properties were the Eau Claire property located in the Eeyou Istchee James Bay Region of Northern Quebec (the "Eau Claire Project"), and the Committee Bay gold project located in the Kitikmeot Region of Nunavut (the "Committee Bay Project").

Eau Claire Project

The following disclosure relating to the Eau Claire Project (other than the disclosure regarding the 2023 Eau Claire exploration programs) is based on information derived from the technical report summary on the Eau Claire Project entitled "Technical Report on the Eau Claire Project, Quebec, Canada" prepared by Mr. David Frappier-Rivard, the Company's Exploration Manager, with an effective date of December 31, 2023 (the "Eau Claire Technical Report Summary"), as attached to this Annual Report as Exhibit [15.2]. The Eau Claire Technical Report Summary conforms to SEC's Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations ("S-K 1300") and Item 601(b)(96) - Technical Report Summary. All information of a scientific or technical nature contained below and provided after the date of the Eau Claire Report has been reviewed and approved by David Frappier-Rivard, the Company's Exploration Manager and a "qualified person" for the purposes of S-K 1300.

The Eau Claire Project is a material property for the purposes of S-K 1300.

Property Description and Location

Fury Gold owns a 100%-interest in the Eau Claire Project, host to the Eau Claire gold deposit, one of five known gold deposits in the Eeyou Istchee James Bay region of Québec. The largest of these, Newmont's Éléonore mine, is located 57 km NNW of the Eau Claire Project.

The Eau Claire Project is located in the Eeyou Istchee James Bay Territory of Northern Quebec, approximately 320 km northwest of the town of Chibougamau and 800 km north of Montreal. The property is accessible, year-round, by the Route du Nord and is located 100 km north of Nemaska, serviced by commercial flights twice per week. The centre of the property is located at approximately 75.78 degrees longitude west and 52.22 degrees latitude north in 1:50,000 scale NTS map sheets 33B04 and 33B05.

Land Tenure

As of the effective date of the Eau Claire Technical Report Summary, the Eau Claire Project consisted a single contiguous block totalling 446 claims covering 23,284 hectares (ha) held by Eastmain Resources Inc. a wholly owned subsidiary of Fury. The claims are in good standing as of the date hereof.

The Eau Claire Project is located north of the 52nd parallel (52ºN) and as such is subject to the provisions of the James Bay and Northern Quebec Agreement (1975), and the Paix des Braves Agreement (2002). The Eau Claire Project falls within the Eeyou Istchee Territory of the Eastmain Cree First Nation, including trap line VC36 held by Dr. Ted Moses as the Cree Tallyman, and on Category III lands, as established under the James Bay and Northern Quebec Agreement.

The figure below presents property location and claims comprising the Eau Claire Deposit:

Existing Infrastructure

There is no permanent infrastructure on the Eau Claire Project.  Fury maintains a 40 person camp for seasonal use to support exploration activities on the Eau Claire Project.  The Eau Claire Project benefits from nearby Hydro Quebec infrastructure which allows for the project to be road accessible. Hydro power lines are present within 5km of the Eau Claire deposit.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

As of the effective date of the Eau Claire Technical Report Summary, the Project consisted of a single contiguous block totalling 446 claims covering 23,284 hectares (ha) held by Eastmain Resources Inc., a wholly owned subsidiary of Fury. The claims are in good standing as of the date hereof.

The Project is located north of the 52nd parallel (52ºN) and as such is subject to the provisions of the James Bay and Northern Quebec Agreement (1975), and the Paix des Braves Agreement (2002). The Project falls within the Eeyou Istchee Territory of the Eastmain Cree First Nation, including trap line VC36 held by Dr. Ted Moses as the Cree Tallyman, and on Category III lands, as established under the James Bay and Northern Quebec Agreement.

There is no permanent infrastructure on the Project. Fury maintains a 40 person camp to support exploration activities on the Project. The Project benefits from nearby Hydro Quebec infrastructure which allows for the project to be road accessible. Hydro power lines are present within 5km of the Eau Claire deposit.

History

Key historical events are:

  1897:  First reconnaissance survey in the area by the Geological Survey of Canada (GSC) (A. P. Low).

  1942:  Mapping of the Eastmain Greenstone Belt by the Geological Survey of Canada (GSC) (Shaw).

  1966:  Eade from the Geological Survey of Canada mapped the area of interest at a 1:1 000 000 scale.

  1971 and 1972:  Canico carried out a "winkie" drilling program (19 holes).

  1973 to 1977:  SEREM and Société de développement de la Baie-James (SDBJ) carried out geochemical surveys, prospecting, rock sampling, airborne and ground geophysics, geological mapping, and diamond drilling.

  1978:  Mapping at the 1:100 000 scale by the Ministère des Richesse Naturelle (MRN) (Franconi)

  1985 to 1990:  Westmin conducted airborne geophysics, soil geochemistry, prospecting, mapping, trenching and drilling (79 DDH, totalling 8,937 metres)

  1995 to 2001:  SOQUEM conducted soil geochemistry, geological mapping, trenching and drilling (54 DDH totalling 19,639 metres)

  2002 to 2020:  Eastmain Resources carried out geochemical and airborne geophysical surveys, geological mapping, prospecting, trenching and drilling. A total 816 diamond drilled holes, totalling 277,410.6 metres, were drilled. In 2018 discovered the Percival prospect where they drilled 13,182.6 metres in 2018 and 2019.

Geology and Mineralization

The Eau Claire Property is located in the La Grande volcanic subprovince (2800 to 2738 Ma), east the Opinaca metasedimentary subprovince (2703 to 2674 Ma) and lies within the Eastmain Greenstone Belt (2752 to 2696 Ma). The Eau Claire gold deposit and the Percival prospect occur within a few kilometres of the Cannard Deformation Zone, a crustal scale structural break and is hosted in the Natel Formation (2739 to 2720 Ma), which is made up of komatiites, komatiitic basalt, massive to pillowed basaltic and andesitic flows of tholeiitic affinity (magnesian tholeiites and iron tholeiites), with interbedded sequences of mudstone, wacke and iron formation. The Eau Claire Property  holds the Eau Claire deposit, the Percival prospect and numerous other known mineral occurrences as shown on Figure 3.

The majority of the gold mineralization identified to date at Eau Claire occurs as stacked late quartz tourmaline veining (VQTL) within interbedded mafic volcanics and volcaniclastic sequences proximal to regional D2 shear zones. Gold mineralization also occurs within altered host rock without veining occurring as centimetre to several metre wide tourmaline-actinolite ± biotite ± calcite replacement zones around vein selvages. A third style of gold mineralization recently identified in silicified breccias and quartz veins hosted in sediments and volcanic rocks proximal to iron formation on the eastern side of the Eau Claire Project. Eau Claire hosts over 12 showings, the most advanced being the Eau Claire deposit and the Percival prospect.

The veining at the Eau Claire deposit forms a crescent-shaped mineralized, surface projected footprint 1.8 kilometres long by more than 100 metres wide, which has been traced to a vertical depth of 900 metres. The deposit is split into two zones referred to the 450 West zone and the 850 West zone. Veins within the 450 West zone typically strike 85 degrees and dip 50 to 65 degrees to the south. Veins within the 850 West zone typically strike 60 degrees and dip subvertically. Mineralization exhibits both stratigraphic and structural controls though is generally defined by a westerly plunging anticline.

Gold mineralization in the Eau Claire Deposit is structurally controlled and exhibits similar geological, structural and metallogenic characteristics to Archean Greenstone-hosted quartz-carbonate vein (lode) deposits. These deposits are also known as mesothermal, orogenic, lode gold, shear-zone-related quartz- carbonate or gold-only deposits.

Significant gold mineralization was recently identified at the Percival prospect, 14 km to the east of the Eau Claire deposit. Mineralization at Percival has been defined within a 500x100x300m footprint associated with folded sulphidized and silicified breccias and quartz veining in an interbedded volcanic and sedimentary sequence. Fury recognized that the high-grade core of the Percival mineralization, represented by historical drill intercepts of 9.0m of 6.26 g/t gold, 8.5m of 7.13 g/t gold, and 2.0m of 8.47 g/t gold was parallel and slightly offset to magnetic stratigraphic units that define a steep westerly plunging fold hinge. Targeting of the fold hinge geometry has significantly expanded the Percival mineralized footprint with intercepts of up to 13.5m of 8.05 g/t Au, including 3m of 25.8 g/t Au. Exploration historically has focussed on VQTL within mafic volcanic sequences at Eau Claire, the recent identification of the Percival mineralization indicates there is good potential to discover additional mineralization and to add to the resource base within the Eau Claire Project.

Mineral Resources

The Mineral Resources at the Eau Claire Deposit are estimated to be approximately 0.9 Mt of Measured Mineral Resources grading 6.63 g/t Au containing 193,000 ounces gold, Indicated Mineral Resources of 3.39 Mt grading 6.06 g/t Au containing 660,000 ounces gold and 2.38 Mt of inferred Mineral Resources at an average grade of 6.53 g/t Au containing 500,000 ounces gold.

The estimate was carried out using a block model method constrained by wireframe grade-shell models, with Inverse Distance Cubed (ID3) weighting.  To fulfil the resource criteria of "reasonable prospects for eventual economic extraction", a preliminary pit shell was generated from the open pit model.  Blocks from the open pit model captured within this shell were considered eligible for reporting as open pit resources. Open pit resources were considered from surface to 150m below surface and underground resources were those blocks 150 - 860m below surface.

The 2023 Mineral Resource Estimate (MRE) was prepared using 2019 CIM Best Practice Guidelines for mineral resource estimation. The wireframe grade shell models represent the drilled mineralization and are suitable for use in block model estimations. The Eau Claire deposit meets the criteria of reasonable prospects for eventual economic extraction in the combined open pit and underground portions of the MRE.

There is no mineralization that qualifies as Mineral Reserves on the Eau Claire Project.

Sample Preparation, Analyses and Security

Fury Gold manages its exploration samples from their collection points. For drilling, the foreman or driller transports drill core in closed and secured core boxes from the drill to the onsite core-logging facility, where they are received by a geologist or a geological technician. The core boxes are arranged in numerical order, opened, measured and inspected for any drill site numbering or measurement discrepancies. Prior to storage, boxes are tagged with aluminum labels.

Samples are systematically hand oriented in the core box by reference to rock foliation and end matched where possible before being marked for cutting.

While core is logged, mineralized sections are described, measured and marked for sampling with assay tags placed at the end of each sample. A technician selects the interval and saws it in half lengthwise along the core axis perpendicular to core foliation. Core is replaced in position in the core box with the 'top' half of the sawn sample interval placed in a plastic sample bag along with a copy of the assay tag. The sample bag is sealed with a plastic tie. The remaining half-core interval is left in the core box and stored as a permanent record or for further sampling and review.

Individual core samples were placed in rice bags which were sealed using uniquely numbered zip ties. Completed sample shipments for the Extension Program in 2020 and early 2021 and all 2022 drilling were sent to ALS Lab in Val d'Or, QC (ISO/IEC 17025:2017 and ISO 9001:2015 accredited facility) for preparation and analysis.

Each sample batch is logged into a master manifest listing the sample shipment and a sample shipping list is attached to the first bag of the shipment. At every staging point from camp to the final destination, all parties handling the samples are required to confirm that the number of physical samples received in sample transport sign-off.

Sampling, Analysis and Data Verification

Fury Gold has adapted the historical Analytical Quality Assurance Program at Eau Claire to control and assure the analytical quality of assays. This protocol includes the systematic addition of blank samples and certified standards to each batch of samples sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories, while certified standards determine the analytical accuracy and precision of the laboratory procedure. Generally, check sample inserts approximate 10% of sample flow from project sites.

Pulp (inline split of 100-150 g) and coarse reject (inline split of 250-500 g) lab duplicates are also acquired by the primary lab at a rate of 2 each per hundred samples submitted and shipped to a second independent lab for further sample QA/QC.

Sample shipments from the exploration program in 2021 were sent to Actlabs in Val d'Or, QC for preparation and then to Actlabs in Thunder Bay, ON for analysis. All samples are assayed using 50 g nominal weight fire assay with atomic absorption finish (1A2B-50) and multi-element four acid digest ICP-AES/ICP-MS method (1F2). Where 1A2B-50 results were greater than 5 ppm Au the assay were repeated with 50 g nominal weight fire assay with gravimetric finish (1A3-50). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good.

Analytical samples for the Extension Program from March 2021 through to October 2021 were sent to Bureau Veritas (BV) lab in Timmins, ON (ISO/IEC 17025 accredited facility) for preparation and analysis. Preparation included crashing core sample to 90% < 2mm and pulverizing 1000g of crushed material to better than 85% < 75 microns. All samples are assayed using 50 g nominal weight fire assay with atomic absorption finish (BV code FA450) and multi-element four acid digest ICP-AES/ICP-MS method (BV code MA200). Where FA450 results are greater than 5 ppm Au the assay is repeated with 50 g nominal weight fire assay with gravimetric finish (FA550-Au). QA/QC programs using internal and lab standard and blank samples, field and lab duplicates and re-assay indicate good overall accuracy and precision.

The Company's main assay contractor for the Eau Claire Project is ALS Chemex. Once received by ALS, samples were weighed, dried and finely crushed to better than 90% passing 2 mm (Tyler 10 mesh). A split of 1,000 grams was taken using a riffle splitter and pulverized to better than 85% passing a 75 micron (Tyler 200 mesh) screen (package PREP-31B).

All samples were initially assayed for gold using a conventional fire assay procedure with and inductively coupled plasma - atomic absorption spectroscopy (ICP-AAS) finish on 50-gram sub-samples (package code Au-AA24). The detection limits of this method are 0.005 to 10 parts per million gold (ppm Au). Samples containing more than 5 ppm Au are re-assayed using a second 50-gram aliquot by fire assay with a gravimetric finish (package code Au-GRA22). The detection limits of this method are 0.05 to 10,000 ppm Au.

All samples are also analyzed for a suite of 47 trace elements using inductively coupled plasma (ICP) methods. The element suite includes, among others; silver, bismuth, copper, cadmium, cobalt, lead, nickel, zinc, arsenic, antimony, manganese, molybdenum, tellurium, vanadium and barium. Base metal concentrations that exceed detection limits (usually > 1%) and silver are re-analyzed via dilution and re-analyzed by inductively coupled plasma-mass spectrometry (ICP-MS). Results were corrected for spectral inter-element interference.

Mineral Processing and Metallurgical Testing

In 2010, Eastmain contracted the services of SGS Mineral Services (Lakefield Research) ("SGS") to evaluate the mineralized material characteristics through mineralogy, chemical analyses and comminution testing, and to explore several processing avenues for the purpose of establishing a preliminary gold recovery flowsheet.

Four vein composites representing the P, JQ, R, and S veins (the "Vein Composites") and one master composite (an equally weighted blend of the four vein composites) (the "Master Composite") were subjected to mineralization characterization, metallurgical and environmental testing. These composites were prepared from assay reject material in freezer storage at SGS from analytical work completed in 2008.

The SGS test work completed on the Master Composite and Vein Composites samples indicated the following:

  Gravity separation will generate significant gold recovery in an industrial setting. Gold recoveries ranged from 30% to 45% in the master composite and up to 74% from the S Vein composite.

  Flotation of the Master Composite gravity separation tailings, at grind sizes ranging from 121 to 65 μm, resulted in excellent gold recovery for all of the tests conducted. Approximately 94% gold recovery was achieved at a P80 of 121μm while ~96% was achieved at P80 = 65 μm.

  Gold recovery by gravity separation plus flotation ranged from 92% to 97% in the variability tests completed for the Vein Composites.

  Cyanide leaching of gravity separation tailing yielded an excellent gold response in all tests completed with approximately 95.7% of the gold being recovered in the gravity plus cyanidation flowsheet at 121 μm for the Master Composite. Gold recoveries ranged from 95.6% from the R vein composite to 98.2% from the S vein composite.

  Flotation concentrate cyanidation yielded a unit gold extraction of 98.3% at a grind size of 121 μm. Overall circuit gravity separation followed by flotation concentrate cyanidation yielded a gold extraction of 92.8%.

  The acid-base accounting and net acid generation tests completed on the various feed and tailing streams generated in the program clearly indicate that the samples will not generate acid mine drainage.

Supplemental test work completed in 2017 by SGS returned gold grades of 6.56 g/t Au, 0.08 g/t Au, and 4.98 g/t Au, were reported for the ore sample, hanging wall-footwall sample, and the master composite, respectively. Gold recovery by gravity separation followed by gravity tailing cyanidation yielded results that compared very well to parallel test work completed in 2010. Gold recovery from the 2010 Master Composite (at a 14.8 g/t Au head grade) was 95.7% with a final tailing grade of 0.66 g/t Au. In 2017, overall gold recovery from a head grade of 4.85 g/t Au was approximately 96%, with a final tailings grade of approximately 0.20 g/t Au.

Gravity concentration followed by direct cyanidation yielded results superior to the gravity-flotation alternative in the 2017 program. Fine grinding yielded improved gold extraction; further test work should allow optimization of grind size. The gravity and cyanidation test work results indicate that an overall gold recovery of 95% should be attainable. Bond ball mill index measurements reported by SGS yielded values of approximately 11.0 kWh/t indicating a soft material. Grinding costs should be low if the samples tested are representative.

2023 Mineral Resource Estimate

Eau Claire Deposit Mineral Resource Estimate as of December 31, 2023

Mineral Resource Estimate (effective February December 31, 2023)(1-7)

Category	Tonnes	(g/t Au)	Contained Au (oz)
Measured	906,000	6.63	193,000
Indicated	3,388,000	6.06	660,000
Total Measured & Indicated	4,294,000	6.18	853,000
Inferred	2,382,000	6.53	500,000

Open Pit and Underground Mineral Resources (effective December 31, 2023)(1-7)

	Open Pit (surface to 150 m)			Underground (150 m - 860 m)
Category	Tonnes	(g/t Au)	Contained Au (oz)	Tonnes	(g/t Au)	Contained Au (oz)
Measured	574,000	6.66	123,000	332,000	6.56	70,000
Indicated	636,000	5.13	105,000	2,752,000	6.27	555,000
Measured & Indicated	1,210,000	5.86	228,000	3,084,000	6.30	625,000
Inferred	43,000	5.06	7,000	2,339,000	6.56	493,000

 Notes:

1. The classification of the current Mineral Resource Estimate into Measured, Indicated and Inferred Resources has been completed in accordance with the definitions under S-K 1300, which are consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves.

2. All figures are rounded to reflect the relative accuracy of the estimate.

3. All Resources are presented undiluted and in situ, constrained by 3D wireframe models (the constraining volumes), and are considered to have reasonable prospects for eventual economic extraction.

4. Mineral resources which are not mineral reserves do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to a Measured and Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that most of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

5. Open pit Mineral Resources are reported at a base case cut-off grade of 0.5 g/t Au within a conceptual pit shell and underground Mineral Resources are reported at a cut-off grade of 2.5 g/t Au outside the conceptual pit shell. Cut-off grades are based on a gold price of US$1,250 per ounce, a foreign exchange rate of US$0.80 and a gold recovery of 95%.

6. The results from pit optimization are used solely for the purpose of testing the "reasonable prospects for eventual economic extraction" by an open pit and do not represent an attempt to estimate mineral reserves. There are no mineral reserves on the Property. The results are used as a guide to assist in the preparation of a Mineral Resource statement and to select an appropriate resource reporting cut-off grade.

7. There is no certainty that all or any part of the Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. There is no other relevant data or information available that is necessary to make the technical report summary understandable and not misleading.

Conclusions

Drilling to 2018 at the Eau Claire deposit has outlined mineralization with three-dimensional continuity, and size and grades that can potentially be extracted economically.  Project geologists have a good understanding of the regional, local, and deposit geology and controls on mineralization.  The geological models are reasonable and plausible interpretations of the drill results.

There has been no new drilling in the immediate area of those resources last calculated in 2018, and the relationship between the long-term average metal price and operating cost assumptions have been taken into account by Mr. Frappier-Rivard arriving at his 2023 mineral resource estimate.

Mineral Resources for the Eau Claire deposit were estimated assuming combined open pit and underground mining methods.  At cut-off grades of 0.5 g/t Au for open pit and 2.5 g/t Au for underground, Measured Mineral Resources are estimated to total 0.9 Mt at an average grade of 6.63 g/t Au containing 193,000 ounces gold.  At the same cut-off grades, Indicated Mineral Resources are estimated to total 3.39 Mt at an average grade of 6.06 g/t Au containing 660,000 ounces gold.  At the same cut-off grades, Inferred Mineral Resources are estimated to total 2.38 Mt at an average grade of 6.53 g/t Au containing 500,000 ounces gold. The open pit resources were constrained by a preliminary pit shell generated in Whittle software from surface to 150m below surface.  Underground resources are reported at the high cut-off grade outside of the pit shell from 150 to 860m below surface.

The limited metallurgical testwork conducted so far suggests that the gold can be recovered by conventional means, such as a combination of gravity followed by cyanide leaching of the concentrate.  Additional metallurgical testwork will be warranted if further exploration increases the size of the resource.

In 2018, significant gold mineralization was identified at the Percival prospect located 14 kilometres (km) to the east of the Eau Claire deposit. The Eau Claire deposit, the Percival prospect and various other mineral occurrences, displayed on Figure 3, are all located within the Eau Claire Property, also referred to as the Eau Claire Project. Gold mineralization at Percival has been defined within a 500x100x300m footprint within folded sulphidized and silicified breccias and quartz veining in an interbedded volcanic and sedimentary sequence. Fury recognized that the high-grade core of the Percival mineralization, represented by historical drill intercepts of 9.0m of 6.26 g/t gold, 8.5m of 7.13 g/t gold, and 2.0m of 8.47 g/t gold was parallel and slightly offset to magnetic stratigraphic units that define a steep westerly plunging fold hinge. Targeting of the fold hinge geometry has significantly expanded the Percival mineralized footprint with intercepts of up to 13.5m of 8.05 g/t Au, including 3m of 25.8 g/t Au. Exploration historically has focussed on Quartz-tourmaline veins (VQTL) within mafic volcanic sequences at Eau Claire, the recent identification of the Percival mineralization indicates there is good potential to discover additional mineralization and to add to the resource base within the Eau Claire Project.

Recommendations

The following summarizes the work programs recommended by the authors of the Eau Claire Technical Report Summary.

Future exploration efforts should continue to focus on the Eau Claire deposit and Percival prospect styles of mineralization identified to date as it has been shown these can host significant gold grades over width. The recommended Phase 1 work program consists of a regional portion focussed on refining known gold occurrences within the Project and attempting to define new prospects in areas with favourable geological and structural settings. In addition to the regional program, a drill program, focussed on the Eau Claire deposit, designed to tie-in the mineralization identified 450m west of the current resource with the aim of updating the current mineral resource should be completed. Additional drilling would focus on the Percival prospect and other nearby geochemical anomalies to determine the continuity and scale of gold mineralization.

The Phase 1 program is anticipated to include collection of 15,000 infill till and biogeochemical samples and 30,000 m of Diamond drilling, 20,000m at the Eau Claire deposit and 10,000m at Percival. The Phase 1 program is estimated to cost approximately $13.5 million. The estimated costs of the recommended work program are derived from Mr. Frappier-Rivard's extensive knowledge of working in Northern Quebec gained over the past 20 years with upward adjustment for the current supply and labour markets.

The Phase 2 exploration program will continue to be drill intensive. An additional 20,000 - 30,000m of diamond drilling should be completed at the Eau Claire deposit to explore the down dip potential of the limb mineralization as well as tying in the newly identified mineralization at the Gap zone and to the east of the defined resource with the ongoing goal of continuing to update the Mineral Resource Estimate. An additional 20,000m of drilling should be allocated to regional targets defined from the Phase 1 program. The Phase 2 program is estimated to cost between $18 and $22.5 million, as set forth in the table below:(Table 18).

Recommended Work Programs

Phase 1
Type	Details	Cost Estimate (C$)
Labour	Staff Wages, Technical and Support Contractors	1,750,000
Assaying	Sampling and Analytical	750,000
Drilling	Diamond Drilling (30,000m at $175/m)	5,250,000
Till Sampling	Detailed sampling program	1,500,000
Land Management	Consultants. Assessment Filing, Claim maintenance	750,000
Community Relations	Community Tours, Outreach	75,000
Information Technology	Remote site communications and IT	35,000
Safety	Equipment, Training and Supplies	75,000
Expediting	Expediting	150,000
Camp Costs	Equipment, Maintenance, Food, Supplies	250,000
Freight and Transportation	Freight, Travel, Helicopter	450,000
Fuel		1,200,000
General and Administration		100,000
Sub-total		12,335,000
Contingency (10%)		1,233,500
Total		13,568,500

Phase 2
Type	Details	Cost Estimate (C$)
Labour	Staff Wages, Technical and Support Contractors	2,250,000
Drilling	Diamond Drilling (40,000 - 50,000m)	7,875,000
Assaying	Sampling and Analytical	1,000,000
Community Relations	Community Tours, Outreach	100,000
Information Technology	Remote site communications and IT	100,000
Safety	Equipment, Training and Supplies	125,000
Expediting	Expediting	250,000
Camp Costs	Equipment, Maintenance, Food, Supplies	750,000
Freight and Transportation	Fright, Travel, Helicopter	1,950,000
Fuel		3,000,000
General and Administration		500,000
Sub-total		17,900,000
Contingency (10%)		1,790,000
Total		19,690,000

2021 - 2023 Eau Claire Exploration Program

From 2020 through to 2022, Fury completed a total of 79 diamond drill holes for approximately 52,960m on the Eau Claire Project.  The drill program consisted of i) an extension phase focused on extensions to the known vein corridors along strike from the Eau Claire resource ("Extension Program"); ii) an exploration phase designed to test targets along the 4.5km long deposit trend ("Exploration Program") and iii) an exploration phase of drilling designed to test targets at the Percival prospect 14km east of the Eau Claire Deposit.

The focus of the 2022 exploration campaign has been on the Exploration and Regional Programs, with an emphasis on extending the resource within the Western Hinge Target as well as along the southeast margin of the Eau Claire deposit, and drill testing the Percival target.  The Company completed its 2022 drilling program in October 2022, drilling 28 holes, approximately 17,700m, exceeding the original planned drilling program of 15,000m. Overall, the Company drilled approximately 52,700m during 2021 and 2022, compared to a target of 50,000m due to certain efficiencies achieved. Additionally, during the third quarter of 2022, the Company completed a soil sampling surveys on three grids targeting five priority regional exploration targets within the adjacent Lac Clarkie property.

The Expansion Program at the Eau Claire deposit targets the southeast margin of the existing inferred mineral resource, which is currently defined by 204,000 ounces ("oz") at 11.81 grams per tonne ("g/t") Au (using a 2.5 g/t Au cut-off grade). This drill program is designed to connect isolated defined resource blocks as well as to expand the resource to the east. Results from the four holes completed in the second quarter of 2022 were released on August 3, 2022 including 4.43 g/t Au over 1.43m and 4.60 g/t Au over 1.25m, with hole 22EC-048 exhibiting four zones of high grade and broad widths of more moderate grade, including 3.50m of 4.79 g/t gold, 1.00m of 14.19 g/t gold, 3.50m of 5.86 g/t gold, 1.00m of 20.6 g/t gold and 17.50m of 1.29 g/t Au.

On January 23, 2023, the Company released results for the final hole completed at the Hinge Target in 2022.  Drill hole 22EC-059 was drilled oblique to all other drilling at the Hinge Target (at an angle of 150 degrees) and provides confirmation of the current geological interpretation. The hole intercepted eight zones of gold mineralization across 350m drilled width including 1.50m of 22.77 g/t gold, 1.50m of 15.30 g/t gold and 1.50m of 6.46 g/t gold. These intercepts extend the gold mineralization and represent a 100m offset to the west and a 150m vertical offset of the defined shallow 850 Zone within the Hinge Target. Notably, the reported intercept of 1.50m of 22.77 g/t gold at a downhole depth of 181.5m, approximately 155m below surface, is one of the shallowest high-grade intercepts to date within the Hinge Target zone.

The exploration drilling program along the Eau Claire deposit trend continues to demonstrate the potential to significantly expand the Eau Claire deposit to the west. The focus during 2022 has been on the Western Hinge, and Gap Zone as well as along the north limb of the anticline. All exploration targets within the Deposit Trend have the potential to significantly expand the Eau Claire mineralized footprint. To date the footprint of gold mineralization has been increased by over 455m or 25% at the Hinge Target alone and remains open to further expansion to the West. The eleven holes drilled into the Hinge Target have had a hit rate of nearly 55% above the Eau Claire underground measured and indicated resource grade of 6.3 g/t gold and over 80% above the underground cut-off grade of 2.5 g/t gold.

In April 2023, Fury Gold commenced a drilling program at the Eau Claire Deposit, comprising of 10,000m to 15,000m with the goals of i) continuing expansion of the high-grade Eau Claire resource; ii) following up on the 2022 success at the Percival Prospect 14 kilometres (km) to the east of Eau Claire; and iii) advancing several early-stage exploration targets along the Cannard Deformation Zone to the drill ready stage. Results from the first three 2023 core holes at the Hinge Target located immediately west of the Eau Claire Deposit included 5m of 3.6 g/t gold, 6.0m of 2.77 g/t Au and 1.0m of 10.35 g/t Au. Additional drill intercepts released on October 3, 2023 including 3.5m of 5.73 g/t gold and 11.27 g/t Tellurium and 7.43g/t gold over 2.5m within a broader interval of 4.65g/t gold and 8.72 g/t Tellurium over 4.5m. Final results from the 12,000m 2023 drilling program at the Hinge Target , part of the high-grade Eau Claire Project, were released on February 6, 2024. Highlights from these last five drill holes include 17.62 g/t gold over 3.50m, including 29.80 g/t gold over 2m, and 22.20 g/t gold over 0.50m.

During the last quarter of 2023, the Company completed an 18,800m drill program at Eau Claire, exceeding the original 15,000m of planned drilling for the year.

Regional Exploration:

The Percival prospect, located 14km east of the Eau Claire deposit, is currently represented by a 500m by 100m mineralized footprint hosted within folded sulphidized and silicified breccias in an interbedded volcanic and sedimentary sequence. Previous geochemical surveys did not image the shallow gold mineralization represented by historical drill intercepts of 93.1m of 2.22 g/t Au, 9.0m of 6.26 g/t Au, 8.5m of 7.13 g/t Au and 2.0m of 8.47 g/t Au. An orientation survey, conducted in 2020, was able to successfully detect the gold mineralization at Percival through biogeochemistry sampling. In 2021 a biogeochemical survey covering 6.5km of prospective stratigraphy along the Percival trend identified 15 discrete gold and pathfinder anomalies(+/- As, Pb, Zn). Two of these anomalies were previously known prospects, Percival and Carodoc, the remaining 13 anomalies are new occurrences of gold and associated pathfinder mineralization.

A 28.89 line-km Induced Polarization ground geophysical survey completed along the Percival trend covered 8 of the 15 identified biogeochemical anomalies mentioned above. The survey identified discrete resistivity anomalies within a highly chargeable package of rocks.  The resistivity anomalies fingerprint the sulphide-rich silica breccia gold-bearing bodies at Percival.

Targeting at Percival has significantly advanced recently with the completion of the Induced Polarization ground geophysical survey as well as a biogeochemical survey covering 6.5km of the Percival trend. The higher-grade Percival mineralization is sub-parallel to magnetic stratigraphic units that define a steeply plunging fold geometry.  Based on the advancement in targeting at Percival the Company commenced an initial drilling program in late Q2 2022. Three holes targeted the parallel hinge 500m to the east of Percival proper for a total of 2,052m. A further five holes were completed to test extensions of the historical gold mineralization at Percival proper for a total of 2,667m. The results from the 2022 Regional Exploration diamond drilling program confirm that the high-grade core of the Percival mineralization plunges steeply to the west and remains open in all directions. Highlights included an 85m step out from historical high-grade mineralization which intercepted 13.5m of 8.05 g/t Au, (including 3.00m of 25.8 g/t Au) in drill hole 22KP-008 and a 150m step out which intercepted 7.5m of 4.38 g/t Au, (including 3m of 8.7 g/t Au, and 3m of 5.5 g/t Au) in drill hole 22KP-005.

On February 13, 2023, the Company announced results from a soil sampling program testing five priority regional targets. The survey defined a total of eight gold targets, six of which lie along the Cannard Deformation Zone which hosts numerous gold occurrences along its >100km mapped extent including Fury's Eau Claire Deposit and Percival Prospect. Results of up to 85 parts per billion (ppb) gold and 590ppb silver were returned from the 2,529 samples collected. A total of 62 samples returned values above 50ppb gold, background values in gold as defined by the 50th percentile are 1ppb gold. Ninety-two samples returned results above 100ppb silver, background value of silver from the survey as defined by the 50th percentile of 20ppb silver.

On November 6, 2023, the Company announced results for the first five 2023 core drill holes from the Percival Main prospect, located 14 kilometers (km) east of the high-grade Eau Claire Project. Drill hole 23KP-015 targeted a 70 meter (m) step out from the 2022 drilling on the eastern flank of the known Percival Main mineralization and intercepted 279 g/t Au over 1.5m, 5.0m of 2.68 g/t gold and 7.5m of 2.31 g/t gold. Drill hole 23KP-015 is on the eastern most section completed to date at Percival Main which remains open in all directions. Three drill holes targeted the westerly continuation of the high-grade intercept reported from drill hole 22KP-008. These drill holes intercepted 22.5m of 0.52 g/t gold from 23KP-009; 19.5m of 0.66 g/t gold from 23KP-010 and; 52.5m of 0.34 g/t gold from 23KP-011. Results from a single hole testing the easterly continuation of the same 2022 intercept encountered additional broad zones of mineralization including 48.5m of 0.86 g/t gold, 16.5m of 1.42 g/t gold, including 11.55 g/t gold over 1.5m, and 14m of 1.09 g/t gold from 23KP-012.

Committee Bay Project

The following disclosure relating to the Committee Bay Project is based on information derived from the technical report summary entitled "Technical Report on the Committee Bay Project, Nunavut Territory, Canada" dated effective December 31, 2023, prepared by Bryan Atkinson, P.Geo. as Senior Vice President Exploration of Fury Gold Mines (the "Committee Bay Technical Report Summary"). The Committee Bay Technical Report Summary conforms to the SEC's Modernized Property Disclosure Requirements for Mining Registrants as described in S-K 1300 and Item 601(b)(96) - Technical Report Summary. All information of a scientific or technical nature contained below and provided after the date of the Committee Bay Technical Report Summary has been reviewed and approved by Mr. Atkinson as a "qualified person" for the purposes of SK-1300.

The Committee Bay Project is a material property for the purposes of S-K 1300.

Description and Location

The Committee Bay Project is located in the eastern part of the Kitikmeot Region of Nunavut, approximately 430 km northwest of the town of Rankin Inlet, Nunavut. The Project is accessible by air, either from Rankin Inlet or Baker Lake, Nunavut. Rankin Inlet and Baker Lake are serviced seasonally by barge and ship. The hamlets of Rankin Inlet, Baker Lake, Naujaat, Gjoa Haven, Taloyoak, and Kugaaruk are accessible by scheduled commercial flights.

The Committee Bay Project consists of 57 Crown Leases and 154 mineral claims in six non-contiguous blocks totaling approximately 254,933.10 ha.

The figure below presents property location and claims comprising the Committee Bay project:

Access, Climate, Local Resources, Infrastructure and Physiography

The Committee Bay Project is accessed via fixed wing charter primarily through a 914 m, graded, esker airstrip at  Hayes Camp, a permitted, seasonally prepared 1,580 m winter ice airstrip, which is constructed on the adjacent Sandspit Lake, or a 320m tundra airstrip at the Bullion Camp.

The Committee Bay Project is located in the Wager Bay Plateau Ecoregion of the Northern Arctic Ecozone (Marshall and Schutt, 1999). This ecoregion is classified as having a low arctic ecoclimate. Summers are short and cold, with mean daily temperatures above freezing only in July and August. Snow cover usually lasts from September to June, but it can fall during any month. Most of the lakes are icebound until approximately mid-July. Precipitation is moderate throughout the year, but drifting of snow in the winter can result in considerable localized accumulations, particularly on the sides of hills. Fog is often a problem near the coast and at higher elevations particularly during the late spring to early summer and the fall months.

There is no permanent infrastructure at the Committee Bay Project. The Company maintains four camps to support seasonal exploration campaigns in various portions of the Committee Bay Project, namely the Hayes Camp (100 person capacity), the Bullion Camp (20 to 40 person capacity), Crater Camp (40 person capacity) and the Ingot Camp (10 person capacity). A drill water system is maintained at the Three Bluffs site.

Geology, Mineralization and Deposit Types

The Committee Bay Project area, situated in the Churchill Structural Province, is underlain by Archean and Proterozoic rocks and extensively covered by Quaternary glacial drift. It comprises three distinct Archean sub-domains (Prince Albert Group, Northern Migmatite, and Walker Lake Intrusive Complex).

The CBGB, which hosts the gold occurrences discussed in the Committee Bay Report, is composed of Prince Albert Group rocks. These are bounded by the wide, northeast-striking Slave-Chantrey mylonite belt to the northwest and by the Amer and Wager Bay shear zones to the south. Two major fault systems, the northeast-striking Kellet fault and the northwest-striking Hayes River fault, intersect the central portion of the CBGB and cut the Prince Albert Group rocks. Gold occurrences in the CBGB appear to be spatially related to the major shear systems and their sub-structures indicating the potential for the re-mobilization of mineral-bearing fluids along these structures.

The regional strike of rock units in the West Laughland Lake area is generally north but shows a degree of variability. Units, generally vertically dipping in much of the CBGB, have a more moderate to shallow dip at Four Hills. Rocks generally strike northeast from Four Hills east to the Committee Bay Project. In the Hayes River area, the east-striking Walker Lake shear zone is the dominant structure. Dips in the Hayes River area are generally sub-vertical and there is evidence of flexural shear and silicification along lithological contacts between iron formation and talc-actinolite schist (meta-komatiite). Rocks of the Curtis River area, approximately 120 km northeast of the Hayes River area, strike northeast and dip sub-vertically.

The iron formations that host the Three Bluffs, Antler, Hayes, and Ledge gold occurrences have unique lithological associations with their contact rocks and do not appear to be stratigraphically equivalent.

Three low, rounded, rusty outcrops, called West, Central, and East, comprise the Three Bluffs gold occurrence. Gold mineralization is hosted in gossanous, predominantly oxide, silicate, and sulphide facies iron formations. Iron formation thicknesses range from 25 m to 30 m at the West Bluff to 55 m at the Central Bluff. The Three Bluffs iron formation maintains a thickness of 10 m for a minimum strike length of 1.8 km and is at least 55 m thick for 700 m. The iron formations are poorly banded to massive with locally shared, quartz-veined intervals of up to 3 m near lithological contacts. Chlorite and epidote alteration indicates either lower amphibolite grade metamorphism (epidote-amphibolite facies) or the result of retrograde greenschist facies metamorphism associated with gold deposition. Local mineralization, composed of disseminated pyrite and pyrrhotite, can occupy up to 50% of the rock volume.

History

Key historical events for the project are include: (i) in 1961 and 1967, mapping was done in the area by the Geological Survey of Canada ("GSC"); (ii) in 1970, King Resources Company conducted reconnaissance geological mapping and sampling in the Laughland Lake and Ellice Hills areas, with follow-up work including geophysics and detailed mapping, trenching, and sampling; (iii) in 1970, 1974, and 1976 Cominco Ltd. Carried out reconnaissance and detailed geological mapping, ground geophysics, and sampling in the Hayes River area; (iv) in 1971, the Aquitaine Company conducted airborne electromagnetic ('EM") and magnetometer surveys; (v) from 1972 to 1977, detailed re-mapping of the area was done by the GSC; (vi) in 1979, Urangesellschaft Canada Ltd. Carried out reconnaissance airborne radiometric surveys and prospecting for uranium in the Laughland Lake area; (vii) in 1986, Wollex carried out geological mapping and rock sampling in the West Laughland Lake area; (viii) in 1992, GSC conducted geological re-assessment of the mineral potential of the Prince Albert Group; (ix) in 1994, channel sampling carried out over the Three Bluffs area but the results were lost; (x) in 1996, Terraquest Ltd. Conducted a high-resolution airborne magnetometer survey; (xi) from 1997 to 1998, P.H. Thompson Geological Consulting Ltd. Conducted regional geological mapping in the Three Bluffs area; (xii) from 1999 to 2002: GSC conducted a multi-disciplinary study of the Committee Bay Greenstone Belt ("CBGB"); (xiii) from 1992 to 2012, North Country Gold and its predecessors Carried out prospecting, rock sampling, gridding, airborne and ground geophysics, geophysics, geological mapping, and reverse circulation and diamond drilling on several of the gold targets including Three Bluffs, Three Bluffs West, West Plains, Anuri, Inuk, Antler, and Hayes.

Historical drilling (pre-2015) on the Project amounts to 68,269.98 metres drilled in 426 drill holes. Of the historical drilling, 351 drill holes comprising 58,575.56 m were completed at Three Bluffs and are the basis for the Three Bluffs Mineral Resource described below.

Sampling, Analyses and Data Verification

Committee Bay RAB Drilling QA/QC Disclosure

Intercepts were calculated using a minimum of a 0.25 g/t Au cut off at beginning and end of the intercept and allowing for no more than four consecutive samples (six metres) of less than 0.25 g/t Au.

Analytical samples were taken using 1/8 of each 5ft (1.52m) interval material (chips) and sent to ALS Global ("ALS") Lab in Yellowknife, NWT and Vancouver, BC for preparation and then to ALS Lab in Vancouver, BC for analysis. All samples are assayed using 30g nominal weight fire assay with atomic absorption finish (Au-AA25) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Quality Assurance/Quality Control ("QA/QC") programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed.

Committee Bay Diamond Drilling QA/QC Disclosure

Intercepts were calculated using a minimum of a 0.25 g/t Au cut off at beginning and end of the intercept and allowing for no more than six consecutive metres of less than 0.25 g/t Au.

Analytical samples were taken by sawing NQ diameter core into equal halves on site and sent one of the halves to ALS Lab in Yellowknife, NWT for preparation and then to ALS Lab in Vancouver, BC for analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy. Due to the nuggety nature of mineralization encountered, the Company will be running additional analysis on duplicate samples to better understand the analytical precision.

True widths of mineralization are unknown based on current geometric understanding of the mineralized intervals.

Committee Bay Grabs QA/QC Disclosure:

Approximately 1 to 2kg of material was collected for analysis and sent to ALS Lab in Vancouver, BC for preparation and analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs for 2018 rock grab samples using internal standard samples, lab duplicates, standards and blanks indicate good accuracy and precision in a large majority of standards assayed. Grab samples are selective in nature and cannot be consider as representative of the underlying mineralization.

Core arrives in camp at the end of each drill shift where geological technicians check and correct and downhole distance discrepancies. Technicians record core recovery, fracture density and orientation, magnetic susceptibility, and overall rock quality designation. Geological logging follows, comprising measurement and descriptions of geological units and the collection of semi- quantitative data such as the number of visible gold occurrences, volume percent sulphide minerals, volume percent of alteration minerals, volume percent vein quartz, etc. Sample intervals are then designated by the logging geologist focusing on sulphide bearing and/or silicified Intervals that are well bracketed by apparently unmineralized rock. Protocols limit sampling intervals between 0.75 m and 1 m in length with a minimum length of 0.3 m and a maximum length of 1.5 m so long as geological boundaries were honoured.

Drill core is digitally photographed and core samples are marked for sawing. Sampling intervals, geological boundaries, and a "saw line" are marked by the logging geologist and the core is sawed in half longitudinally by technicians. One half of the core is placed in a sample bag with a uniquely numbered tag and secured with plastic cable ties. Each batch of 20 field samples contain a blank and one of four commercial certified reference materials. The remaining half core is returned to the core box for reference. The majority of the reference core remains on-site except for chosen intervals which are taken to Edmonton, Alberta for display purposes. Individual sample bags are placed inside a larger bag which is closed with a security seal for shipment to the laboratory.

Assaying procedures are generally similar to those used in 2003, with some minor modifications. The standard aliquot size was increased to 2AT (58.32 g) and the samples were all analyzed using FA with a gravimetric finish. Selected samples, containing visible gold or which assayed greater than 20 g/t Au, are re-analyzed using metallic screen fire assay that include twin 2AT gravimetric assays of the fine fraction. A pulp from each sample is sent for standard 30 element ICP analysis using a three-acid digestion.

All the RAB and diamond drill core samples are analyzed at the ALS laboratory in Vancouver, BC, by fire assay of a 50 g sample followed by a gravimetric finish according to ALS lab code Au-GRA22 and by a multi-element inductively couple plasma atomic emission spectrometry or mass spectrometry ("ICP-AES/ICP-MS") package following a four acid digestion of a one gram sample according to ALS lab code ME-MS61. Sample intervals with visible gold in core were assayed using a Screen Fire Assay method on a one kg sample according to ALS lab code Au-SCR24 where the entire sample is screened to 100 μm and firs assays are performed on a 50 g sample of <100 μm material and on the entire >100 μm material. The fire assay is calculated as a weighted average of the two fire assays.

In the opinion of Roscoe Postle Associates Inc. ("RPA", formerly Scott Wilson Roscoe Postle Associates Inc.), the sample collection, preparation, analysis, transport, and security procedures at the Committee Bay Project are adequate for use in the estimation of mineral resources.

Mineral Processing and Metallurgical Testing

2003 Metallurgical Testing

Dawson Metallurgical Laboratories, Inc. of Salt Lake City, Utah, was commission in 2003 to conduct metallurgical tests on Three Bluffs mineralized material. Twelve drill core samples, eight high-grade and four low-grade, totaling approximately 20 kg were used. The mineralogical study reported the principal sulphide minerals as pyrrhotite with minor pyrite. No reference was made to any deleterious elements in the samples.

The test indicated that 92% gold recovery could be achieved with cyanidation but the presence of pyrrhotite would result in high cyanide consumption. RPA notes that these preliminary tests suggest gold at Three Bluffs can be recovered using conventional methods.

2008 Metallurgical Testing

Mineral processing testwork comprising exploratory gravity concentration, cyanide leaching, and froth flotation studies were undertaken by Process Research Associates Ltd. ("PRA") under the guidance of RPA. The sample used was a 110 kg composite of drill core samples from the 2007 exploration program with an average estimated grade of 4.3 g/t Au and 7.5% S.

Additional gravity recovery test work on Three Bluffs mineralization was performed by Knelson Research Technology Centre. An 18 kg sample, taken from a composite of coarse rejects sample material from 2007 drill core samples, was subjected to multi-pass testing utilizing a bench-scale enhanced gravity concentrator. The tests were designed to examine recovery trends for gold and gold-bearing sulphides.

Based on the composite sample tested it was expected that Three Bluffs mineralization could be processed by various standard beneficiation steps to recover approximately 93% of the gold. The limited metallurgical testwork conducted to date suggests that the gold can be recovered by conventional means, a combination of gravity and flotation followed by cyanide leaching of the concentrate. The metallurgical test results indicated that a combination of gravity and flotation followed by cyanide leaching of the concentrate is likely the most suitable processing option.

2009 Metallurgical Testing

Follow-up work at PRA was then undertaken in April 2009 to look specifically at a flowsheet consisting of gravity recovery followed by cyanidation. These results were reported by PRA on May 6, 2009.

At a primary grind size P80 of 74 μm, gold was effectively extracted by gravity and flotation, with 96% of the gold recovered. In a single Locked-Cycle test, a gravity circuit recovery of 60.5% gold in 0.22% of mass, followed by a cleaner flotation recovery of 35.3% gold in 17.7% of the mass, was obtained. Thus, an overall gold recovery of 95.8% in 17.9% of the mass was shown to be possible. Flotation recovery without gravity scalping was also reasonably successful.

Flotation concentrate was subjected to cyanide leach testwork. A total of eight concentrate leach tests were performed. A single whole ore cyanide leach test obtained 79.2% gold extraction after 48 hours and 94.6% after 72 hours.

Several issues were identified during metallurgical testing of samples, the largest issue lies with cyanide consumption. Cyanide consumption has been found to be extremely high at up to 0.2 kg/h, while leaching kinetics remain low. Another issue that has been identified is that gold bearing sulphides are not amenable to enhanced gravity separation, therefore batch concentration and not continuous gravity concentration should be utilized.

Based on the samples tested to date, Three Bluffs ore is generally considered to be relatively free-milling. Gravity concentration has been effective in recovering up to 60% of the gold. Much of the remaining gold can be effectively recovered by either flotation or cyanide leaching to produce an overall metallurgical recovery above 90%. RPA recommends further optimization and variability work on a greater variety of samples from the Three Bluffs property if further economic studies are conducted.

There has been no mineralogical processing and metallurgical testing since 2009.

Committee Bay Mineral Resource Estimates

The mineral resources at the Committee Bay Project are estimated to be approximately 2.07 million tonnes of indicated mineral resources grading 7.85 g/t Au, containing 524,000 ounces of gold, and 2.93 million tonnes of inferred mineral resources grading 7.64 g/t Au, containing 720,000 ounces of gold as of September 11, 2023. No additional drilling within the resource has been completed and the 2017 Mineral Resource Estimate and the 2017 block model remains appropriate for the 2023 mineral resource calculation in the opinion of Mr. Atkinson.  Mr. Atkinson acknowledges that some other parties may be using somewhat higher long-term gold price assumptions than were used for this estimate. A bulk density of 3.15 t/m3 was applied for estimation of tonnage. This value was derived from a total of 6,426 density determinations carried out on drill core from a variety of locations in the deposit.

The estimate was carried out using a block model method constrained by wireframe grade shell models, with Inverse Distance Cubed ("ID3") weighting. Two sets of wireframes and block models were employed: one contemplated open pit mining and the other, underground mining. The block model grade interpolations were checked by (i) an inspection of the interpolated block grades in plan and section views and comparison to the composite grades, and (ii) through a statistical comparison of global block and composite mean grades. Inspection of the block grades in plan and section indicates that the grade estimation honours the drill hole grades reasonably well.

The reported mineral resources at calculated cut-off grades of 3.0 g/t Au for open pit mining and 4.0 g/t Au for underground mining based on the following assumptions:

  Gold Sale Price: US$1,200/oz;
  Process Recovery 93%;
  Open Pit Mining Cost C$10.00/t;
  Underground Mining Cost C$70.00/t;
  Process + G&A Costs C$75.00/t; and
  Exchange Rate 1.25 US$/C$.

To fulfill the resource criteria of "reasonable prospects for eventual economic extraction", a pit shell analysis was run on the 0.5 g/t Au model to determine how much of the deposit could potentially be extracted using open pit methods. The analysis was done using Whittle software with very preliminary assumptions for pit slopes, metallurgical recovery, prices, and costs.

For this mineral resource the preliminary pit shell that was optimized in 2013 using a different gold price and cost assumptions (listed below) than those used to calculate the updated cut-off grade. Mr. Atkinson considers this approach reasonable given that the pit shell used to report open pit resources is conceptual and the relative difference between the underground and open-pit resource cut-off grades is negligible.

The following cost assumptions were used:

  Gold Sale Price: US$1,500/oz;
  Overall Pit Slope Angles: 50°;
  Process Recovery 93%;
  Mining Cost US$10.00/t; and
  Process + G&A Costs US$60.00/t

Blocks from the open pit model captured within this shell were considered eligible for reporting as open pit resources. The same pit shell was applied to the underground model, except that blocks from this model were included in the resource only if they were outside of the shell.

Mineral Resources as of December 31, 2023

Class	Type	Cut-off (g/t AU)	Tonnes (000 t)	Gold Grade (g/t Au)	Contained Gold (oz Au)

Indicated	Open Pit	3.0	1,760	7.72	437,000

Indicated	Underground	4.0	310	8.57	86,000

	Total		2,070	7.85	524,000

Inferred	Open Pit	3.0	590	7.57	144,000

Inferred	Underground	4.0	2,340	7.65	576,000

	Total		2,930	7.64	720,000

Notes:

1. Mineral Resources are not Mineral Reserves as they do not have demonstrated economic viability, although, as per CIM requirements, the Mineral Resources reported above have been determined to have demonstrated reasonable prospects for eventual economic extraction.

2. The Mineral Resources were estimated in accordance with S-K 1300 definitions, which are consistent with the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

3. The Mineral Resources Committee Bay Gold Project was initially reported in Ross (2017) - QP David A. Ross, M.Sc., P.Geo, effective date of May 31, 2017.

4. The resources reported above are reviewed in detail within this Report and are accepted as effective as of December 31, 2023 by the Qualified Person, Mr. Bryan Atkinson, Senior Vice President Exploration of the Company.

5. The Cutoff grades were determined using average block grade values within the estimation domains and an Au price of US$1,200/oz, and Process Recovery of 93%, Open Pit mining costs of C$10.00/t, Underground mining costs of C$70.00/t, Process and G&A costs of approximately C$75/t and an exchange rate of 1.25 US$/C$.

6. A bulk density values value of 3.15 t/m3 was assigned based on available SG measurements.

7. Differences may occur in totals due to rounding.

Exploration Program Recommendations

The following summarizes the work programs recommended by the authors of the Committee Bay Technical Report Summary for the Committee Bay Project. The Phase 1 program is anticipated to include collection of 15,000 infill detailed till samples and 7,500 m of Diamond drilling along the shear zone sub-parallel to the Three Bluffs deposit. The Phase 1 program is estimated to cost approximately $5 million Details of the recommended Phase I program can be found below.

A Phase 2 exploration program will be drill intensive. An additional 10,000 - 15,000m of diamond drilling should be completed at the Three Bluffs deposit to explore the down dip potential of the limb mineralization as well as tying in the newly identified shear zone hosted mineralization with the ultimate goal of updating the Mineral Resource Estimate. An additional 10,000m of drilling should be allocated to regional targets defined from the Phase 1 program. The Phase 2 program is estimated to cost between $15 and $20 million. Details of the recommended Phase 2 program can be found below.

Recommended Work Programs for 2024 and beyond

Phase 1
Type	Details	Cost Estimate (C$)
Labour	Staff Wages, Technical and Support Contractors	350,000
Assaying	Sampling and Analytical	150,000
Drilling	Three Bluffs Diamond Drilling (7,500 meters at $220/m)	1,650,000
Till Sampling	Detailed sampling program	120,000
Land Management	Consultants. Assessment Filing, Lease Payments	250,000
Community Relations	Community Tours, Outreach	30,000
Information Technology	Remote site communications and IT	35,000
Safety	Equipment, Training and Supplies	15,000
Expediting	Expediting (Rankin Inlet, Baker Lake, Churchill)	150,000
Camp Costs	Equipment, Maintenance, Food, Supplies	250,000
Freight and Transportation	Freight, Travel, Helicopter, Fixed Wing	450,000
Fuel		1,000,000
General and Administration		100,000
Sub-total		4,550,000
Contingency (10%)		455,000
Total		5,005,000

Phase 2

Type	Details	Cost Estimate (C$)
Labour	Staff Wages, Technical and Support Contractors	1,750,000
Drilling	20,000 - 25,000 m Diamond Drilling at Three Bluffs and regional	6,500,000
Assaying	Sampling and Analytical	750,000
Community Relations	Community Tours, Outreach	50,000
Information Technology	Remote site communications and IT	150,000
Safety	Equipment, Training and Supplies	75,000
Expediting	Expediting (Rankin Inlet, Baker Lake, Churchill)	550,000
Camp Costs	Equipment, Maintenance, Food, Supplies	1,250,000
Freight and Transportation	Freight, Travel, Helicopter, Fixed Wing	1,950,000
Fuel		2,750,000
General and Administration		400,000
Sub-total		16,175,000
Contingency (10%)		1,617,500
Total	17,792,500

2015 through 2021 Committee Bay Exploration by Fury

Since acquiring the Project, Fury Gold has completed a total of 47,194.47 m of RAB drilling in 271 drill holes as well as 14,006.28 m of diamond drilling as part of the Phase 1 recommendations detailed above. In addition to the drilling extensive regional and infill till geochemical campaigns, ground and airborne geophysical surveying as well as aerial drone surveying have been undertaken. The Company has incurred approximately $60M in expenditures exploring the Project. The Company views that the results from this exploration further support conclusions drawn in the Committee Bay Report and do not represent a material change to the Committee Bay Project. The Company intends to continue its exploration in accordance with the Phase 2 recommendations with the continued testing of regional drill targets and expansion drilling at the Three Bluffs deposit.

The Company did not undertake an exploration program at Committee Bay in 2022 in order to focus available resources on the exploration program in Quebec.

2018 Committee Bay Exploration Program

During 2018, the Company drilled approximately 10,000 m across several targets in the vicinity of the Three Bluffs deposit but away from known mineralization. Summarized results from this program are highlighted as follows:

  Aiviq - 16 core and 7 RAB holes - The majority of the core drill holes intersected 20 - 40 meter widths of intense quartz veining and sulphidized banded iron formations. Results from the Aiviq core drill program include highlights of 13.5 m of 1.54 g/t gold (including 6 m of 3.3 g/t gold) 4.5 m of 2.93/t Au, and 1.5 m of 8.95/t Au;

  Kalulik - 8 RAB holes - The 2018 drill program at Kalulik identified two separate gold-bearing hydrothermal systems, 4 km apart, that intersected broad zones of low-grade mineralization over 10 - 20 meter widths within sulphidized banded iron formations and associated quartz veining. These results include 21.34 m at 0.4 g/t gold and 16.76 m at 0.45 g/t gold; and,

  Aarluk - 7 RAB holes - At the Aarluk prospect the best intercept was 3.05 m of 3.39 g/t gold, which was encountered in a weakly sulphidized banded iron formation.

2019 Committee Bay Exploration Program

During 2019, the Company followed up on the results from its 2018 program by completing the following:

  Machine Learning - A total of twelve new targets were generated through unbiased processing of existing exploration data. Two of the targets overlapped with the Company's geologist derived targets adjacent to the Aiviq and Kalulik discoveries;

  Drill Program - A 2,700m diamond drill program at the Committee Bay Project targeted a combination of both machine learning and traditional geologist generated targets and drilled a new gold-bearing system along the regional fault zone that hosts the Aiviq and Kalulik systems. These results include 30 m of 0.67 g/t gold, including 1.5m of 5.03 g/t gold; and

  IP Survey - A 27 line - kilometer induced polarization survey was conducted to identify both chargeability and conductivity targets along the Aiviq-Shamrock corridor.

2021 Committee Bay Project Drill and Exploration Program

The Company completed 2,587m of diamond drilling during a six-week field program in the third quarter of 2021.  The drilling was focused on expanding the defined high-grade mineralization at the Raven prospect and testing the potential mineralization below the current resource at the Three Bluffs deposit.

Raven Prospect

The Raven prospect is located in the southwest third of the Committee Bay Gold Belt, approximately 50 km west of the Three Bluffs deposit. The prospect is situated along an 8km long shear zone where defined gold mineralization is strongly associated with arsenopyrite within sheared and altered gabbros as well as within quartz veins marking the contact between the gabbro and metasediments over a known strike length of approximately 1.2km. There have been 207 rock samples historically taken over the defined area of mineralization, with 30 samples returning values greater than 5 g/t gold with a peak value of 143 g/t gold. Importantly, only 1.2km of the 8km shear zone has been systematically explored to date.

The prospect has a total of nine historical drill holes totaling 1,670m with intercepts including 5.49m of 12.6 g/t gold, 2.84m of 31.1 g/t gold, and 5.38m of 2.99 g/t gold over a drilled strike length of 400m. Historical drilling at the prospect has defined a high-grade body of mineralization approximately 250m in length, with a 30-degree plunge to the east that is open along strike and down dip. Highlights include drill intercepts of 9.18 g/t gold (Au) over 1.5 metres (m) and 7.30 g/t Au over 1.0m in drill hole 21RV-012 and 0.88 g/t Au over 8.00m in drill hole 21RV-011 as well as rock grab results of up to 32.90 g/t Au from a newly identified gold mineralized outcrop 150m to the south of the Raven structure that was drilled in this program.

The reported intercepts have extended mineralization 160m down dip and 70m along strike from historical drilling at Raven. These results paired with the identification of a previously untested gold mineralized structure clearly indicate the significance of the Raven structure and shear zones in general, as exploration targets along the belt. Additional till sampling was completed at the Raven prospect to explore the entire length of the 8km shear zone to define new targets.  The sampling has identified high-grade gold mineralization 150m south of the main Raven showing along an undrilled structure at the edge of an 8km long regional shear zone. Seven rock grab samples from outcrop returned results above 10 g/t Au with a peak of 32.9 g/t Au. Gold and arsenic in till now define a coherent 1,400m by 500m anomaly at Raven.

Three Bluffs Deposit

The Three Bluffs deposit contains a high-grade resource defined by 525,000oz at 7.85 g/t gold in the indicated category and 720,000oz at 7.64 g/t gold in the inferred category. The deposit is characterized by gold mineralization hosted within a folded, silicified, and sulphidized banded iron formation. The anticline that defines the deposit has a strike length of approximately 4km and has been drilled from 150m to 650m vertical depth and is open down dip. High-grade mineralization at the deposit is associated with high conductivity responses due to the intense sulphidation of the banded iron formation as evidenced in the hinge zone of the anticline.

Fury Gold's primary target for 2021 at the Three Bluffs deposit was a conductive body that measures 600m by 200m at a vertical depth of between 300m and 500m. The target is down dip from high grade mineralization within the limbs of the anticline and is offsetting the following intersections: 5m of 40.6 g/t gold, 5.3m of 29.03 g/t gold, 11m of 16.23 g/t gold, 5m of 15.2 g/t gold, 2m of 21.81 g/t gold, and 2m of 19.38 g/t gold. The Company completed a single drill hole that intersected 10.0m of 13.93 g/t Au, 3.0m of 18.67 g/t Au and 1.0m of 23.2 g/t Au (Figure 5). These intercepts are associated with a deformation zone within a meta-sediment unit that is underexplored at Three Bluffs.

Figure 1: Three Bluffs Gold Deposit Long Section Looking North depicting the 2021 drilling results.

2022 and 2023 Committee Bay Project Exploration Program

The Company did not undertake an exploration program in 2022 and 2023 in order to focus all resources on the Quebec programs. However all claims were and are maintained in good standing.

Éléonore South Property, Québec, Canada

All information of a scientific or technical nature contained below has been reviewed and approved by David Frappier-Rivard, the Company's Exploration Manager and a "qualified person" for the purposes of SK-1300.

The Éléonore South Property is not a material property for the purposes of S-K 1300.

The Éléonore South property is strategically located in an area of prolific gold mineralization within the Eeyou Istchee James Bay gold camp and is locally defined by Newmont's Éléonore mine and Sirios Resources' Cheechoo deposit. The property has been explored over the last 12 years by the joint venture focused on the extension of the Cheechoo deposit mineralization within the portion of the Cheechoo Tonalite on the joint venture ground. Approximately 27,000m of drilling in 172 drill holes, covering only a small proportion of the property at the Moni and JT prospects has been completed. Notable drill intercepts include 53.25m of 4.22 g/t gold (Au); 6.0m of 49.50 g/t Au including 1.0m of 294 g/t Au and 23.8m of 3.08 g/t Au including 1.5m of 27.80 g/t Au.

In December 2020, Fury Gold announced the recognition of a large-scale gold in till anomaly on the Éléonore South property through a review of historical datasets. This target has not been drill tested. In September 2021 the ESJV initiated a field program designed to refine the broad geochemical anomaly into discrete targets for further follow up and eventual drill testing. Additionally, a regional survey was completed on the southern third of the property where no historical systematic sampling had been completed.

During the third quarter of 2022 an orientation biogeochemical sampling survey was completed over a buried fold hinge target interpreted to be hosted within the same sedimentary rock package as Newmont's Éléonore mine. A total of 641 biogeochemical samples were collected. In addition to the biogeochemical orientation survey the Company completed a rock sampling program within the nine discrete gold in soil anomalies identified from the 2021 field work. The nine discrete gold in till anomalies are centered on an east-west structural corridor that separates intrusives to the south and sediments to the north. The importance of this new structural framework is that the newly defined gold in till anomalies are located along deep-rooted structures clearly visible in the geophysical data. Based on the elemental associations observed of gold with arsenic, bismuth and tungsten, in both the historical and infill sampling the most likely style of mineralization to be encountered in the nine targets will be the Cheechoo style observed at the JT and Moni zones.

This property was previously owned and operated through a joint operation agreement which ended when the Company announced through a news release that it had acquired 100% of the interests as at February 29, 2024. On March 20, 2024 the Company announced its intention to commence diamond core drilling operations at Éléonore South. The diamond drilling program commenced at the end of March 2024 comprising approximately 2,000m focussed on the Moni showing trend where previous drilling intercepted up to; 53.25m of 4.22 g/t Au; 6.0m of 49.50 g/t Au including 1.0m of 294 g/t Au and 23.8m of 3.08 g/t Au including 1.5m of 27.80 g/t Au several of which remains open.

Item 4A. Unresolved Staff Comments

Not Applicable

Item 5 - Operating and Financial Review and Prospects

This section of the Annual Report will discuss the factors that have influenced the Company's financial results and condition for the last three years. This section is supplemental to and should be read in conjunction with our Consolidated Annual Financial Statements and other financial information within this document. All $ amounts under Item 5 is expressed in thousands of Canadian Dollars.

A. Operating results

Below are selected information from the Consolidated Annual Financial Statements for the Five years ended December 31, 2023:

As at and for the year ended December 31:	2023	2022	2021	2020	2019
Revenue	$-	$-	$-	$-	$-
Net loss (earnings)	17,213	(24,908)	16,790	14,253	13,933
Net comprehensive loss (earnings)	17,219	(24,905)	16,790	14,230	14,136
Basic and diluted loss (earnings) per share	0.12	(0.18)	0.14	0.18	0.22
Cash	7,313	10,309	3,259	15,361	660
Restricted cash	144	144	130	165	115
Marketable securities	1,166	582	605	2,675	346
Other assets	1,665	1,944	2,331	3,077	2,127
Mineral property interests	142,639	145,190	160,693	160,772	39,714
Investments in associates	36,248	42,430	-	-	-
Current liabilities	1,732	1,308	5,116	11,295	4,005
Non-current liabilities	4,569	4,498	4,547	4,483	2,134
Working capital surplus (deficit)(1)	7,713	10,554	(428)	8,353	(2,293)
Accumulated deficit	149,054	131,841	156,749	139,959	102,604
Cash used in operating activities	(13,060)	(14,012)	(17,273)	(9,457)	(7,418)
Cash provided by investing activities	2,446	10,435	(186)	(15,366)	20
Cash provided by financing activities	7,624	10,629	5,357	43,958	10,527

(1) defined as total current assets less total current liabilities
(2) for a detailed breakdown by quarter for the two years ended December 31, 2023 see the Company's 6k filing on April 2, 2024.

Discussion comparing the results for the year ended December 31, 2023 to the year ended December 31, 2022:

During the year ended December 31, 2023, the Company reported a total net loss of $17,213 and loss per share of $0.12 compared to a total net earnings of $24,908 and earnings per share of $0.18 for the year ended December 31, 2022. The primary driver of change from net earnings in the prior year to a net loss in the current year was the net gain of $48,390 recognized on the sale of Homestake Resources to Dolly Varden. The gain recognized was comprised of cash proceeds of $5,000 and the fair value of the 76,504,590 common shares of Dolly Varden, calculated based on the market value of the common shares on date of closing, net of transaction costs. Additionally, other significant changes were as follows:

Operating expenses

  Exploration and evaluation costs increased to $9,311 for the year ended December 31, 2023, compared to $9,217 for the year ended December 31, 2022, primarily due to an increase in costs relating to shutting down mid-way through the drilling season due to the wildfires in Quebec and only restarting later in the year;

  Fees, salaries, and other employment benefits decreased to $2,630 for the year ended December 31, 2023, as compared to $3,199 for the year ended December 31, 2022, primarily due to a combination of lower headcount and a lower share-based compensation expense. In addition, bonuses paid during May 2022 were not paid out in 2023.

  Insurance costs decreased to $646 for the year ended December 31, 2023, as compared to $728 for the year ended December 31, 2022, due to the re-negotiated terms from the middle of 2023 significantly decreasing the year-over-year costs;

  Legal and professional fees increased to $863 for the year ended December 31, 2023, as compared to $804 for the year ended December 31, 2022. The higher costs in 2023 were primarily related to additional internal control review work performed as well as the costs of renewing the Company's prospectus;

  Marketing and investor relations decreased to $737 for the year ended December 31, 2023, as compared to $809 for the year ended December 31, 2022. The decrease in costs was due to the focused effort on decreasing events in the second half of 2023 to conserve funds and only focus on specific events and contracts; and

  Regulatory and compliance costs increased to $275 for the year ended December 31, 2023, as compared to $218 for the year ended December 31, 2022, due to the costs of filing the prospectus in the US which wasn't necessary in 2022.

Other income, net

  An impairment expense of $5,506 for the year ended December 31, 2022, arose from the sale of the 17 million common shares of Dolly Varden. There was no similar transaction in the year ended December 31, 2023;

  Net gain on disposition of mineral interests came from the extinguishment of royalty agreement in 2023, whereas in 2022 derived from the sale of Homestake Resources;

  The increase in interest income resulted from the increase in cash held brought about by the sale of Dolly Varden shares at the end of 2022 and the financing during the first quarter of 2023; and

  A higher unrealized loss on marketable securities during 2023 compared to 2022 was due to a higher number of comparative securities held to 2022, with a lowering of their market values as at the 2023 year end significantly increasing the unrealized losses.

Discussion comparing the results for the year ended December 31, 2022 to the year ended December 31, 2021:

During the year ended December 31, 2022, the Company reported a total net earnings of $24,908 and earnings per share of $0.18 compared to a total net loss of $16,790 and loss per share of $0.14 for the year ended December 31, 2021. The primary driver of change from a net loss in the prior year to net earnings was the net gain of $48,390 recognized on the sale of Homestake Resources to Dolly Varden. The gain recognized was comprised of cash proceeds of $5,000 and the fair value of the 76,504,590 common shares of Dolly Varden, calculated based on the market value of the common shares on date of closing, net of transaction costs. Additionally, other significant changes were as follows:

Operating expenses

  Exploration and evaluation costs decreased to $9,217 for the year ended December 31, 2022, compared to $15,355 for the year ended December 31, 2021. The decrease resulted from the 2022 drilling campaign commencing in April and comprising a 17,700m drill program, with the first three months of 2022 primarily focused on geophysical surveying; in comparison, the 2021 drilling campaign in Quebec completed 35,000m of drilling with additional drills engaged, and the Company completed a 3,500m summer drilling program at Committee Bay;

  Fees, salaries, and other employment benefits decreased to $3,199 for the year ended December 31, 2022, as compared to $3,694 for the year ended December 31, 2021, primarily due to reduced headcount and lower share-based compensation expense, offset in part by higher bonus;

  Legal and professional fees decreased to $804 for the year ended December 31, 2022, as compared to $1,983 for the year ended December 31, 2021. The higher costs in the comparative period were primarily due to the preparation of the Company's base shelf prospectus, with the final prospectus filed in May 2021;

  Marketing and investor relations decreased to $809 for the year ended December 31, 2022, as compared to $1,093 for the year ended December 31, 2021. The decrease in costs was due to a reduction in marketing campaigns undertaken in 2022 as compared to 2021 which saw significant marketing activity in the first quarter of 2021; and

  Office and administration costs decreased to $398 for the year ended December 31, 2022 compared to $606 for the year ended December 31, 2021, driven by the closure of the Toronto administration office in 2021.

Other income, net

  An impairment expense of $5,506 arising from the sale of the 17 million common shares of Dolly Varden;

  Net loss from associates of $5,880 primarily comprising the Company's share of net losses of Dolly Varden; and

  Lower amortization of flow-through share premium, reflecting the completion of the flow through expenditure requirements during 2022.

Exploration tax credits refunded

  The Company received $187 in refundable exploration tax credits during the year ended December 31, 2022 as compared to $3,835 in the comparative year.

B. Liquidity and capital resources

Cash flows for the year ended December 31, 2023 compared to the year ended December 31, 2022

  During the year ended December 31, 2023, the Company used cash of $13,060 in operating activities compared to $14,012 in 2022. The cash outflow for 2023 was lower primarily due to lower employee costs and changes in non-cash working capital through the maximization of trade payable terms.

  During the year ended December 31, 2023, the Company generated cash from investing activities of $2,446, primarily representing option payment received, interest income, and proceeds from the sale of marketable securities. During the year ended December 31, 2022, the Company generated cash from investing activities of $10,435, primarily representing the cash proceeds, net of transaction costs, arising from the sale of the Dolly Varden shares in October 2022 and the net cash proceeds of $4,479 from the Dolly Varden Transaction in February 2022, offset in part by the acquisition cost of the additional ESJV interest.

  For the year ended December 31, 2023, cash provided by financing activities of $7,624 primarily represented the net proceeds received in respect of the March 2023 financing. For the year ended December 31, 2022, cash provided by financing activities of $10,629 primarily represented the net proceeds received in respect of the April 2022 financing.

Cash flows for the year ended December 31, 2022 compared to the year ended December 31, 2021

  During the year ended December 31, 2022, the Company used cash of $14,012 in operating activities compared to $17,273 in 2021. The cash outflow for was lower primarily due to the lower exploration activity and the higher income tax cash refunds in 2021.

  During the year ended December 31, 2022, the Company generated cash from investing activities of $10,435, primarily representing the cash proceeds, net of transaction costs, arising from the sale of the Dolly Varden shares in October 2022 and the net cash proceeds of $4,479 from the Dolly Varden Transaction in February 2022, offset in part by the acquisition cost of the additional ESJV interest. During the year ended December 31, 2021, the Company used cash in investing activities of $186 which was primarily settlement of certain transaction costs arising from the acquisition of Eastmain Resources Inc., offset in part by proceeds received from the exercise of certain marketable securities.

  For the year ended December 31, 2022, cash provided by financing activities of $10,629 primarily represented the net proceeds received in respect of the April 2022 financing. For the year ended December 31, 2021, cash provided by financing activities of $5,357 was comprised of proceeds received in respect of the October 2021 financing.

Capital resources

The Company proactively manages its capital resources and makes adjustments in light of changes in the economic environment and the risk characteristics of the Company's assets. To effectively manage its capital requirements, the Company has in place a budgeting and cash management process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its current project plans and achieve its growth objectives. The Company ensures that there is sufficient liquidity available to meet its short-term business requirements, including contractual commitments, taking into account its anticipated cash outflows from exploration activities and its holdings of cash and marketable securities. The Company monitors and adjusts, when required, these exploration programs as well as corporate administrative costs to ensure that adequate levels of working capital are maintained.

As at the date of this Annual Report, the Company expects its existing capital resources to support certain planned activities for the next 12 months at the Eau Claire project and short-term contractual commitments. The Company's ability to undertake further project expansionary plans is dependent upon the Company's ability to obtain adequate financing in the future. While the Company has been successful at raising capital in the past, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

March 2023 financing

On March 23, 2023, the Company completed a bought deal private placement financing. At the close of the financing, the Company issued 6,076,500 flow-through shares of the Company for total gross proceeds to the Company of $8,750. The proceeds of the financing will be used to advance the Company's exploration projects in Quebec. Share issue costs totaled $912.

April 2022 financing

On April 14, 2022, the Company completed a non-brokered private placement with two investors comprised of a Canadian corporate investor and a US institutional investor, for a Private Placement of 13.75 million common shares of the Company at a price of $0.80 per share for gross proceeds of $11,000. Proceeds from the Private Placement will be used to fund continued exploration at the Company's Eau Claire project in Quebec. Share issue costs totaled $136.

October 2021 financing

The Company completed a non-brokered private placement on October 13, 2021 ("October 2021 Financing") for gross proceeds of $5,596 which was closed in two tranches and consisted of 7,461,450 units priced at $0.75 per share. Each unit consisted of one common share of Fury Gold and one warrant entitling the holder to purchase one warrant share at a price of $1.20 for a period of three years. The expiry date of the warrants can be accelerated to 30 days with notice from the Company should the common shares trade after the expiry of the four-month hold period at a price equal to or greater than $1.50 for 20 consecutive trading days.  Share issue costs related to the October 2021 Financing totaled $211, which included $68 in commissions and $143 in other issuance costs. The proceeds of the October 2021 financing were used to fund exploration at Eau Claire and general working capital.

Contractual Commitments

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company's financial liabilities and commitments as at December 31, 2023, shown in contractual undiscounted cashflows:

	Within 1 year	2 to 3 years	Over 3 years	At December 31 2023
Accounts payable and accrued liabilities	$1,034	$-	$-	$1,034
Quebec flow-through expenditure requirements	1,223	-	-	1,223
Undiscounted lease payments	189	64	-	253
Total	$2,446	$64	$-	$2,510

Additionally, to maintain the Company's properties in good standing order, the Company is required to make certain mineral claims payments on an annual or bi-annual basis. The Company estimates that $361 of payments arising on mineral claims and leases will be payable during the year ended December 31, 2024.

Planned Exploration Activities

The company is still in the process of finalizing its final 2024 exploration programs while preparing to issue an updated resources during the second quarter of 2024. An initial 2,000 meters drill program at its Éléonore South gold project was announced on March 20, 2024, in addition to the biogeochemical sampling program scheduled for early Summer. The following work has been budgeted for the next 12 months:

Exploration Program	Projected Cost ($,000's)
Eau Claire Project: Regional Exploration: • 2024 Exploration Program: drill test certain high priority geochemical and structural targets along the Percival to Serendipity Trend. • Objective: Drilling to test regional targets for potential discovery of a new gold mineralized system.	2,000
Eau Claire Project: • Drill test deposit trend targets including the shallow Hinge and Gap Zone. • Objective: Identify additional areas for potential further resource expansion.	1,000
Éléonore South: • Exploration Program: completion of a 2,000m drill program at certain high priority targets at the Éléonore South, and the regional exploration program with further surface sampling work to expand on the initial 2021 and 2022 findings. • Objective: Maiden drill program to test 6 priority geochemical targets to determine their potential to host significant gold mineralization while continuing to advance other targets and prospects to the drill stage.	2,000

As at December 31, 2023, the Company had working capital of approximately $7.7 million, which the Company defines as total current assets less total current liabilities including a cash balance of $7.3 million (which excludes $0.1 million of restricted cash). As of the date of this Annual Report, the Company's working capital is estimated to have declined by approximately $2.5 million since December 31, 2023 to pay for general corporate costs, the additional ESJV share and the proceeds from the sale of a portion of our Dolly Varden shares. The Company does not include its shares in Dolly Varden (current market value $51 million) in working capital because it accounts for these shares as an affiliated entity. The Dolly Varden shares are eligible for sale and there is a reasonably liquid market for them.

C. Research and development, patents and licenses, etc

The Company has not performed any research and development activities in the last three years.

D. Trend information

Refer to Item 4A and Item 4B for a discussion about the historical factors influencing the business as well as current events that could impact the future operations of the Company.

E. Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management's experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

Critical accounting judgments exercised in applying accounting policies, apart from those involving estimates, which have the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

(a) Functional currency

The functional currency for each of the Company's subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

(b) Economic recoverability and probability of future economic benefits of mineral property interests

Management has determined that the acquisition of mineral properties and related costs incurred, which have been recognized on the consolidated statements of financial position, are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geological data, scoping studies, accessible facilities, and existing and future permits.

(c) Indications of impairment of assets

Assessments of impairment indicators are performed at the Cash Generating Unit ("CGU") level and judgment is involved in assessing whether there is any indication that an asset or a CGU may be impaired. The assessment of the impairment indicators involves the application of a number of significant judgments and estimates to certain variables, including metal price trends, exploration plans for properties, and the results of exploration and evaluation to date.

(d) Income taxes

The provision for income taxes and composition of income tax assets and liabilities requires management's judgment. The application of income tax legislation also requires judgment in order to interpret legislation and to apply those findings to the Company's transactions.

Credit on duties refundable for loss and refundable tax credits for resource investment

The Company is entitled to a refundable credit on duties of 12% for eligible losses under the Quebec Mining Duties Act and a refundable resource investment tax credit of 38.75% under the Quebec Income Tax Act. These credits are applicable to qualified exploration expenditures on properties located within the province of Quebec. Application for these credits is subject to verification and, as such, they are recognized only when they are received or when a notice of assessment confirming the amount to be paid is issued. During the year ended December 31, 2023, the Company received a refund of $307 consisting of $304 principal and $3 interest (December 31, 2022 - $187, December 31, 2021 - $3,835), which was classified as income tax recovery on the consolidated statements of (earnings) loss and comprehensive (income) loss.

(e) Determination of control of subsidiaries and joint arrangements

Judgement is required to determine when the Company has control of subsidiaries or joint control of joint arrangements. This requires an assessment of the relevant activities of the investee, being those activities that significantly affect the investee's returns (including operating and capital expenditure decision-making, financing of the investee, and the appointment, remuneration, and termination of key management personnel) and when the decisions in relation to those activities are under the control of the Company or require unanimous consent from the investors.

(f) Investments in associates

The Company conducts a portion of its business through equity interests in associates. An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint venture. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policy decisions.

(g) Financial instruments

Financial instruments are assessed upon initial recognition to determine whether they meet the definition of a financial asset, financial liability, or equity instrument depending on the substance of the contractual arrangement. Judgement is required in making this determination as the substance of a transaction may differ from its legal form. Once a determination is made, IFRS requires that financial instruments be measured at fair value on initial recognition. For financial instruments that do not have quoted market prices or observable inputs, judgements are made in determining what are appropriate inputs and assumptions to use in calculating the fair value.

Key sources of estimation uncertainty that have significant risk of causing a material adjustment to the carrying amount of assets and liabilities are as follows:

(h) Reclamation obligations

Management assesses its reclamation obligations annually and when circumstances suggest that a material change to the obligations have occurred. Significant estimates and assumptions are made in determining the provision for site reclamation and closure because there are numerous factors that will affect the ultimate liability that becomes payable. These factors include estimates of the extent, the timing, and the cost of reclamation activities, regulatory change, cost increases, and changes in discount rates. Those uncertainties may result in actual expenditures differing from the amounts currently provided. The provision at the reporting date represents management's best estimate of the present value of the future reclamation costs required. Changes to estimated future costs are recognized in the consolidated statements of financial position by adjusting the reclamation asset and liability.

(i) Share-based compensation

The Company determines the fair value of equity-settled share-based payments using the fair value of the equity instruments at the grant date. For options granted, the Company uses the Black‐Scholes option pricing model. This option pricing model requires the development of market-based subjective inputs, including the risk-free interest rate, expected price volatility, and expected life of the option. Changes in these inputs and the underlying assumption used to develop them can materially affect the fair value estimate.

(j) Deferred tax assets and liabilities

Management judgment and estimates are required in assessing whether deferred tax assets and deferred tax liabilities are recognized in the consolidated statements of financial position. Judgments are made as to whether future taxable profits will be available in order to recognize deferred tax assets. Assumptions about the generation of future taxable profits depend on management's estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, and other capital management transactions. These judgments and assumptions are subject to risk and uncertainty, and changes in circumstances may alter expectations which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the consolidated statements of financial position and the benefit of other tax losses and temporary differences not yet recognized.

F. Disclosure of a registrant's action to recover erroneously awarded compensation.

Not applicable.

Item 6 - Directors, Senior Management, and Employees

A. Directors and senior management

The following table sets out the names, province or state and country of residence, positions with or offices held with Fury Gold, and principal occupation for the past five years of each of Fury Gold's directors and executive officers, as well as the period during which each has been a director of Fury Gold. The following table also identifies the members of each committee of the Board.

The term of office of each director of Fury Gold expires at the annual general meeting of shareholders each year.

Name, Position and Province and Country of Residence	Principal Occupation During the Past Five Years	Director Since
FORRESTER (TIM) A. CLARK CEO & Director Massachusetts, United States	Mr. Clark has served as CEO since August 18, 2021 and is a director of the Company. Mr. Clark brings 23 years of global capital markets experience with numerous US, European, and Canadian banks, including Barclays Capital, National Bank Financial, Merrill Lynch, Deutsche Bank, and most recently BMO Capital Markets, where he held the role of Managing Director, Institutional Equity Sales. Over the years, he has developed strong working relationships with Tier 1 institutional investors throughout the United States providing corporate strategy, and peer and financial analysis and insights on corporates within the materials, commodities, and mining sectors. Mr. Clark holds a Bachelor of Economics from the University of Massachusetts (Amherst) and a Master of Business Administration in Finance and Accounting from Vanderbilt University. Mr. Clark serves as an independent director of Dolly Varden Silver Corporation ("Dolly Varden") on behalf of the Company pursuant to an investor rights agreement entered into between the Company and Dolly Varden.	March 16, 2021
BRIAN CHRISTIE (2)(3) Chair Ontario, Canada	Mr. Christie currently serves as the independent Chair of the Board of the Company. Mr. Christie served as the Vice President of Investor Relations at Agnico Eagle Mines Limited ("Agnico Eagle") for over 9 years until June 2022, and is currently retained by Agnico Eagle as a Senior Advisor, Investor Relations. During his tenure at Agnico Eagle, the company was consistently recognized as having one of the top Investor Relations programs across all industries in Canada. From 2016 until 2021 he served as an Independent Director (including 2 years as Board Chair and Compensation Committee Chair) of the Denver Gold Group, a Colorado based not-for-profit association owned by its member gold companies who control most of the world's precious metal output and mineral assets. Before joining Agnico Eagle, he worked for over 17 years in the investment industry, primarily as a precious and base metals mining analyst with Desjardins Securities, National Bank Financial, Canaccord Capital and HSBC Securities. Prior to this, Mr. Christie spent 13 years in the mining industry as a geologist for a variety of mining companies, including Homestake, Billiton, Falconbridge Copper and Newmont Mining. Mr. Christie holds a BSc. in Geology (University of Toronto) and an MSc. in Geology (Queen's University) and is a member of the Canadian Investor Relations Institute (CIRI) and the National Investor Relations Institute (NIRI). Mr. Christie currently serves as a director of Wallbridge Mining Company Limited ("Wallbridge") and Forum Energy Metals Corp; Past director of Denver Gold Group; VP, Investor Relations at Agnico Eagle.	February 22, 2023

Name, Position and Province and Country of Residence	Principal Occupation During the Past Five Years	Director Since
JEFFREY MASON(1) (2) Director British Columbia, Canada	Mr. Mason currently serves as an independent director and is a CPA and holds an ICD designation. Mr. Mason has extensive experience in the exploration, development, construction, and operation of precious and base metals projects in the Americas, Asia and Africa, including 15 years as a Principal, director and CFO for the Hunter Dickinson Inc. group of public companies. Mr. Mason began his career with Deloitte LLP as a CPA, followed by six (6) years at Barrick Gold Company. Overall, Mr. Mason has served as CEO, CFO, Corporate Secretary, Board Chair and Board director for over 20 public companies listed on the TSX, TSXV, NYSE American and NASDAQ. Mr. Mason currently serves as an independent director of, Tier One Silver Inc ("Tier One"), and Coppernico Resources ("Coppernico"). Mr. Mason is also chair of the board and independent director of Wildpack Beverage Inc ("Wildpack"). Previously, Mr. Mason was the Chair of the Board and interim CEO of Great Panther Mining Limited.	February 7, 2019
STEVE COOK(1) (4) Director British Columbia, Canada	Mr. Cook currently serves as an independent director of the Company. Mr. Cook is a former tax partner at the law firm of Thorsteinssons LLP, Vancouver, British Columbia, Canada. Mr. Cook received his B.Comm. and LL.B. degrees from the University of British Columbia and was called to the British Columbia Bar in 1982 and the Ontario Bar in 1992. He retired from the Ontario Bar in 2014. Mr. Cook is a specialist in corporate and international tax planning, offshore structures, representation, and civil and criminal tax litigation. Mr. Cook has served on the board of Brett Resources Ltd. prior to it being acquired by Osisko Mining Corp. and Cayden Resources Inc. prior to it being acquired by Agnico. Mr. Cook currently serves as a director of Torq, Tier One, and Coppernico. Past Director of Cayden Resources Inc; Past Director of Skeena Resources Ltd.; Past Director of SnipGold Corp; Past Director of LaSalle Exploration Corp.	October 28, 2013

Name, Position and Province and Country of Residence	Principal Occupation During the Past Five Years	Director Since
MICHAEL HOFFMAN (1) (3) (4) Director Ontario, Canada	Mr. Hoffman currently serves as an independent director of the Company. Mr. Hoffman is an experienced mining executive with over 30 years of practice including engineering, mine operations, corporate development, projects, and construction. Mr. Hoffman previously served as a director of Trevali Mining from 2011 to 2019 and acted as Chair from late 2017 to early 2019. Mr. Hoffman also has direct northern Canadian mining experience including operations and projects. Mr. Hoffman is a Mining Engineering graduate from Queen's University and is a Professional Engineer in the province of Ontario. He is also a member of the Institute of Corporate Directors. Mr. Hoffman currently serves as a director and chair of 1911 Gold Company ("1911 Gold"), and director and chair of NiCAN Ltd ("NiCAN"); Past director of Eastmain and Velocity Minerals.	October 9, 2020
ALISON SAGA WILLIAMS (2) (4) Director Ontario, Canada	Ms. Williams currently serves as an independent director of the Company. Ms. Williams has worked in Indigenous communities in government and corporate roles in the capacity of legal counsel, negotiations and governance, and as a strategic advisor, for over 20 years. Ms. Williams has been on negotiation teams that have successfully settled over $1 billion in agreements and has worked on Indigenous community engagement and negotiations to support national energy and mining projects. Over the last 25 years, she has also held many non-profit board positions. Ms. Williams is Anishinaabe, a member of Curve Lake First Nation, and is currently an elected official for her community. Ms. Williams has extensive experience in compensation analysis both through her involvement in non-profit boards and as an elected official for a First Nation. Ms. Williams teaches at Osgoode Hall Law School as an Adjunct Professor and supports student led negotiations focusing on consultation, Indigenous rights, and reconciliation. Ms. Williams currently serves as a director of NiCAN Ltd, Adjunct Professor at Osgoode Hall Law School; Elected Official for the Curve Lake First Nation. Principal of AS Williams Consulting firm	October 5, 2020

Name, Position and Province and Country of Residence	Principal Occupation During the Past Five Years	Director Since
ISABELLE CADIEUX (3) Director Quebec, Canada	Ms. Cadieux currently serves as an independent director of the Company. Ms. Cadieux, a professional geologist, has more than 30 years of experience in mineral exploration and financing in the mining sector. She last held the position of Managing Director - Investment at SIDEX, a Québec institutional fund that finances exploration companies active in Québec, where she served from 2001 until 2023. Her mineral exploration experience across Canada and abroad, includes positions with AGIP (1980-1983 in Saskatchewan), AREVA (1988-1992 in Québec, Ontario, and the Northwest Territories), and Channel Resources (1996-1999 in Burkina Faso) and covers a wide range of ore deposit types and mineral commodities, in particular gold, copper, and uranium. She holds an M.Sc. in Mineral Exploration (MINEX) from McGill University and a B.Sc. in Geology from the University of Ottawa.
	Ms. Cadieux acted as President of the Ordre des géologues du Québec (OGQ) in 2008, sat on the Board of Directors from 2005 to 2010 and was Director of the Canadian Council of Professional Geoscientists from 2007 to 2011 where she represented the OGQ. From 2011 to 2016, she was a member of the Executive Committee of the UQAT-UQAM Chair in Mining Entrepreneurship. Throughout her career, she has been involved in various sector-related organizations, among others the Québec Mineral Exploration Association (AEMQ), the Canadian Institute of Mines and Metallurgy (CIM), Minalliance and Mine d'Avenir.	September 5, 2023

Name, Position and Province and Country of Residence	Principal Occupation During the Past Five Years	Director Since
PHIL VAN STADEN Chief Financial Officer Ontario, Canada	Mr. van Staden is an accounting professional that brings over 15 years of diverse international experience in various accounting roles and industries throughout South Africa and Canada. He obtained his BCom and BCom Honours degrees respectively from the University of Pretoria and the University of South Africa in 2007. Mr. van Staden served as head of the finance department at Arthur Kaplan, the largest Swiss watch retailer in Africa. He then moved on to become the finance and general manager of Pezula Golf and Housing Estate, a top 5 housing estate within South Africa. Mr. van Staden has been with Fury Gold since 2020.
	Past Controller of Fury Gold;	N/A
BRYAN ATKINSON SVP, Exploration Alberta, Canada	Mr. Atkinson has been involved in mineral exploration globally for over fifteen years with a focus on orogenic lode gold and intermediate sulphidation epithermal deposits. Most recently, his work has been with high sulphidation, intermediate sulphidation, skarn and orogoenic deposit styles throughout the Americas. Mr. Atkinson has undertaken roles varying from soil sampler to ground geophysical surveyer, through to project geologist, project manager and most recently, Exploration Manager. In his role as an Exploration Manager he oversaw the successful completion of over 45,000m of exploration drilling across three projects in a six-month period with an overall budget of $40M. Mr. Atkinson has also developed a valuable background in community relations as the manager of all First Nations engagement across Auryn Resources' North American project portfolio. Past Exploration Manager of Universal Mineral Services; Past Senior Geologist of APEX Geoscience Ltd.	N/A

Notes:

(1) Member of the Audit Committee.

(2) Member of the Nominating, Compensation and Governance Committee. Effective March 15, 2023, Brian Christie was appointed to the Committee, replacing Michael Hoffman

(3) Member of the Technical, Safety and Risk Management Committee. Effective March 15, 2023, Brian Christie was appointed to the Committee, replacing Steve Cook. Effective November 8, 2023, Isabelle Cadieux was appointed to the Committee.

(4) Member of the Indigenous and Community Relations Committee.

B. Compensation

Executive Compensation

Name and principal position	Year	Salary	Option- based awards (6)	Share-based awards (7)	Non-equity incentive plan compensation	Total compensation
		($)	($)	($)	($)	($)
	Current and Former Officers
Tim Clark, CEO (1)	2023	378,000	144,300	164,125	164,125	850,550
Phil van Staden, CFO(2)	2023	122,250	35,978	13,425	13,425	185,078
Bryan Atkinson(3) SVP, Exploration	2023	225,750	97,042	39,506	39,506	401,804
Lynsey Sherry(4) Former CFO	2023	125,417	112,734	Nil	Nil	238,151
Michael Henrichsen Former CGO(5)	2023	22,422	43,290	Nil	Nil	65,712

(1) Mr. Tim Clark's salary and non-equity incentive plan compensation is payable in US dollars. A foreign exchange rate of 1.35 was used to calculate the CAD equivalent which was included in the table above.

(2) Mr. Phil van Staden was appointed CFO on June 23, 2023, prior to which Mr. van Staden served as the Corporate Controller and Senior Accountant for the Company. The above table includes compensation from the date of hire of Mr. van Staden by the Company in an executive role.

(3) Mr. Atkinson has served as SVP, Exploration since March 9, 2022, prior to which Mr. Atkinson was VP, Project Development of the Company since October 9, 2020.

(4) Dr. Sherry resigned from the Company, effective June 23, 2023.

(5) Mr. Michael Henrichsen resigned as the Chief Geologist Officer effective May 16, 2023.

(6) The values in this column represent the fair value of share options granted on the date of grant. The fair value of the share options granted in 2023 was estimated using the Black-Scholes option valuation model with the following weighted assumptions:  risk-free interest rate: 3.06%; expected dividend yield: Nil; stock price volatility: 68.3%; and expected life in years: 5.0.

(7) The values in this column represents the fair value of shares when they vested.

Additional information on the compensation of our officers and directors is included in our information circular for our 2023 annual general meeting, as attached hereto as Exhibit 15.7, which information has been prepared in Canadian securities law disclosure standards.

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards outstanding as at December 31, 2023, for executives:

Option-based Awards
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date (D/M/Y)	Value of unexercised in- the-money Options(1) ($)
Current Officers
Tim Clark	600,000 870,000 130,000	0.82 0.93 1.53	17-Jan-28 26-Aug-26 02-Apr-26	Nil Nil Nil
Phil van Staden	45,000 45,000 17,500 17,500 15,000	0.53 0.82 1.00 1.00 1.85	23-Jun-28 17-Jan-28 22-Apr-27 24-Jan-27 20-Dec-25	3,150 Nil Nil Nil Nil
Bryan Atkinson	269,000 135,000 135,000 150,000	0.82 1.00 1.00 2.05	17-Jan-28 22-Apr-27 24-Jan-27 20-Oct-25	Nil Nil Nil Nil

(1) Based on the closing price of the Common Shares on the TSX on December 30, 2023 of $0.67.

Board Compensation

Compensation during the most recently completed fiscal year ended December 31, 2023:

Name(1)	Fees earned	Option- based awards	Non-equity incentive plan compensation	Other Compensation (4)	Total
	($)	($)	($)	($)	($)
	Current Directors
Brian Christie (2)	60,310	93,188	Nil	Nil	153,498
Jeffrey R. Mason	57,262	94,276	Nil	Nil	151,538
Steve Cook	45,600	75,036	Nil	12,500	133,136
Michael Hoffman	43,763	75,036	Nil	Nil	118,799
Saga Williams	42,450	75,036	Nil	Nil	117,486
Isabelle Cadieux(3)	11,795	41,886	Nil	Nil	53,681

(1) Mr. Clark is a current director and received compensation in 2023 for his service as an officer of the Company. See "Executive Compensation" table.

(2) Mr. Christie was appointed to the Board effective February 22, 2023, and subsequently as chair on May 16. 2023.

(3) Mrs. Cadieux was appointed to the Board effective September 5, 2023.

(4) Mr. Cook received certain fees paid in respect of his role as managing director of Universal Mineral Services Ltd, of which the Company holds a 25% interest. (See "Related Party Transactions")

Outstanding Option-based Awards

The following table sets out all option-based awards outstanding as of December 31, 2023, for each director who was not an executive officer of the Company:

Option-based Awards
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date (D/M/Y)	Value of unexercised in-the-money Options(1) ($)
Current Directors
Brian Christie	40,000 156,000	0.82 0.85	15-May-28 17-Feb-28	Nil Nil
Jeffrey R. Mason	196,000 135,000 135,000 130,000	0.82 1.00 1.00 2.05	17-Jan-28 22-Apr-27 24-Jan-27 20-Oct-25	Nil Nil Nil Nil
Steve Cook	156,000 160,000 160,000 130,000	0.82 1.00 1.00 2.05	17-Jan-28 22-Apr-27 24-Jan-27 20-Oct-25	Nil Nil Nil Nil
Michael Hoffman	156,000 80,000 80,000 130,000 35,006	0.82 1.00 1.00 2.05 0.86	17-Jan-28 22-Apr-27 24-Jan-27 20-Oct-25 23-Jan-25	Nil Nil Nil Nil Nil
Saga Williams	156,000 80,000 80,000 130,000	0.82 1.00 1.00 2.05	17-Jan-28 22-Apr-27 24-Jan-27 20-Oct-25	Nil Nil Nil Nil
Isabelle Cadieux	156,000	0.55	21-Sep-28	7,020

(1) Based on the closing price of the Common Shares on the TSX on December 31, 2023 of $0.67.

C. Board practices

The term of office of each director of the Company expires at the annual general meeting of shareholders each year. The board currently has 4 committees namely the Audit Committee, Nominating, Compensation and Governance Committee, the Indigenous and Community Relations Committee, and the Technical, Safety and Risk Management Committee. Each standing committee of the Board operates according to its mandate, which is approved by the Board and sets out the committee's duties and responsibilities. Copies of the standing committee mandates are available at www.furygoldmines.com/about-us/governance/.

Audit Committee

The Company has an Audit Committee, which is currently comprised of Steve Cook (Chair), Jeffrey Mason, and Michael Hoffman, each of whom is considered independent and financially literate in accordance with applicable securities laws. The Audit Committee has adopted a written charter that sets out its duties and responsibilities.

- Steve Cook is a retired tax partner at the law firm of Thorsteinssons LLP, Vancouver, BC. Mr. Cook received his B.Comm. and LL.B. degrees from the University of BC and was called to the BC Bar in 1982 and the Ontario Bar in 1992. Mr. Cook is a specialist in corporate and international tax planning, offshore structures, representation, and civil and criminal tax litigation.

- Jeffrey Mason is a Chartered Professional Accountant and holds an Institute of Corporate Directors designation. Over the past 26 years he served on over 20 public company's boards. He is experienced in exploration, development, construction and operation for silver, gold, copper, nickel, lead, zinc, platinum group metals and diamond projects in the Americas, Asia and Africa.

- Michael Hoffman is an experienced mining executive with over 30 years of practice including engineering, mine operations, corporate development, projects and construction. Mr. Hoffman also has direct northern Canadian mining experience including operations and projects.

The primary responsibility of the Audit Committee of the Company is that of oversight of the financial reporting process on behalf of the Board. This includes oversight responsibility for financial reporting and continuous disclosure, oversight of external audit activities, oversight of financial risk and financial management control, and oversight responsibility for compliance with tax and securities laws and regulations as well as whistle blowing procedures. The Audit Committee is also responsible for the other matters as set out in its charter and/or such other matters as may be directed by the Board from time to time. The Audit Committee should exercise continuous oversight of developments in these areas.

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services to be provided to the Company or any subsidiaries by the Company's external auditor. The Chair of the Audit Committee has the authority to pre-approve in between regularly scheduled Audit Committee meetings any non-audit service of less than $50,000, however such approval will be presented to the Audit Committee at the next scheduled meeting for formal approval.

Nominating, Compensation and Governance Committee

The Nominating, Compensation and Governance Committee has the following members: Jeffrey Mason (Chair), Brian Christie, and Saga Williams.

The Nominating, Compensation and Governance Committee follows both the mandate of the Charter of the Nominating and Governance Committee and the Compensation Committee Charter, both of which are included in the Company's corporate governance material, which is posted on the Company's website.

All members of the Nominating, Compensation and Governance Committee are independent in accordance with applicable securities laws. None of the members of the Nominating, Compensation and Governance Committee were, during the most recently completed fiscal year of the Company, an officer or employee of the Company or any of its subsidiaries.

Nominating and Governance Committee Charter

• The functions of the Nominating, Compensation and Governance Committee fall under the Nominating and Governance Committee Charter and are to provide a focus on governance that will enhance the Company's performance, to assess and make recommendations regarding the effectiveness of the Board, and to establish and lead the process for identifying, recruiting, appointing, re-appointing, and providing ongoing development for directors.

• The Company has formal procedures for assessing the effectiveness of Board committees as well as the Board as a whole. This function is carried out annually under the direction of the Nominating, Compensation and Governance Committee and those assessments are then provided to the Board.

• The Nominating, Compensation and Governance Committee is responsible for developing and recommending to the Board the Company's approach to corporate governance and assists members of the Board in carrying out their duties. The Nominating, Compensation and Governance Committee also reviews all new and modified rules and policies applicable to governance of listed corporations to ensure that the Company remains in full compliance with such requirements as are applicable.

• In exercising its nominating function, the Nominating, Compensation and Governance Committee evaluates and recommends to the Board the size of the Board and certain persons as nominees for the position of director of the Company.

Compensation Committee Charter

• The function of the Nominating, Compensation and Governance Committee under the Compensation Committee Charter is to consider the terms of employment of the CEO, CFO and other executive officers, and to consider the Company's general compensation policy and its policy for granting awards under Fury Gold's long-term incentive plan.

• The Nominating, Compensation and Governance Committee functions include: the annual review of compensation paid to the Company's executive officers and directors, the review of the performance of the Company's executive officers, and the task of making recommendations on compensation to the Board.

• The Nominating, Compensation and Governance Committee also periodically considers the grant of Options. Options have been granted to the executive officers, directors, and certain other service providers taking into account competitive compensation factors and the belief that Options help align the interests of executive officers, directors, and service providers with the interests of Shareholders.

Other board committees with their committee members are:

Indigenous and Community Relations Committee

Saga Williams (Chair)

Michael Hoffman

Steve Cook

Technical, Safety and Risk Management Committee

Brian Christie (Chair)

Michael Hoffman

Isabelle Cadieux

Potential Conflicts of Interest

No directors or officers have any known conflicts of interest in connection with Fury Gold. Several directors serve on the boards of other publicly traded junior mining companies which can lead to potential conflicts of interest in connection with the entitlement to mineral project opportunities which may come to their attention. In response to this risk, the Company and its shared services provider, Universal Mineral Services Ltd.  haves established policies to avoid these situations and to comply with legal requirements of their fiduciary obligations and the requirements of the applicable corporate laws (Business Corporations Act (British Columbia)) should such potential conflict of interest situations arise.

Whistleblower policy

The Company has adopted certain procedures to receive complaints and submissions relating to accounting matters through a whistleblower hotline email. The policy outlines procedures for financial concerns and other corporate issues. The Chair of the Audit Committee is responsible for monitoring  and receiving any communication or complaints addressed in terms of the policy.

D. Employees

As at December 31, 2023, the Company had approximately 10 equivalent full-time employees located primarily in Canada. The Company shares certain technical and administrative functions provided by Vancouver-based Universal Mineral Services Ltd on a full-cost recovery basis. The Company also relies on consultants and contractors to carry on many of its business activities and, in particular, to supervise and carry out mineral exploration and drilling on its mineral properties. No management functions of Fury Gold are performed to any substantial degree by a person other than the directors or executive officers of Fury Gold.

In addition to full-time employees, the company also employed annually between 10 and 35 temporary employees over the last 3 years to assist with certain geological and administrative work out our projects.

E. Share ownership

As at April 26, 2024, the directors and officers of the Company beneficially own as a group an aggregate of 2,950,077 common shares (2.02%) of the Company.

As at April 26, 2024, the Company's directors and senior management beneficially owned the following number of the Company's common shares:

Name	Number of Common Shares beneficially owned	Percentage share ownership (1)
Tim Clark, CEO	923,542	0.63%
Phil van Staden, CFO	22,375	0.02%
Bryan Atkinson, SVP, Exploration	116,707	0.08%
Brian Christie, Chair	66,547	0.05%
Jeffrey R. Mason, Director	724,732	0.50%
Steve Cook, Director	794,485	0.54%
Michael Hoffman, Director	233,019	0.16%
Saga Williams, Director	61,371	0.04%
Isabelle Cadieux, Director	7,299	0.01%

(1) Based on outstanding shares of 146,077,103 on April 26, 2024

All of the above shares held are voting shares and do not have any different voting rights other than the other outstanding shares of the Company.

As at April 30, 2024, the Company's directors and senior management beneficially held the following number of share purchase options and unvested restricted share units:

Share purchase options

Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date (D/M/Y)
Tim Clark, CEO	600,000 870,000 130,000	0.82 0.93 1.53	17-Jan-28 26-Aug-26 02-Apr-26
Phil van Staden, CFO	45,000 45,000 17,500 17,500 15,000	0.53 0.82 1.00 1.00 1.85	23-Jun-28 17-Jan-28 22-Apr-27 24-Jan-27 20-Dec-25

Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date (D/M/Y)
Bryan Atkinson, SVP, Exploration	269,000 135,000 135,000 150,000	0.82 1.00 1.00 2.05	17-Jan-28 22-Apr-27 24-Jan-27 20-Oct-25
Brian Christie, Chair	40,000 156,000	0.82 0.85	15-May-28 17-Feb-28
Jeffrey R. Mason, Director	196,000 135,000 135,000 130,000	0.82 1.00 1.00 2.05	17-Jan-28 22-Apr-27 24-Jan-27 20-Oct-25
Steve Cook, Director	156,000 160,000 160,000 130,000	0.82 1.00 1.00 2.05	17-Jan-28 22-Apr-27 24-Jan-27 20-Oct-25
Michael Hoffman, Director	156,000 80,000 80,000 130,000 35,006	0.82 1.00 1.00 2.05 0.86	17-Jan-28 22-Apr-27 24-Jan-27 20-Oct-25 23-Jan-25
Saga Williams, Director	156,000 80,000 80,000 130,000	0.82 1.00 1.00 2.05	17-Jan-28 22-Apr-27 24-Jan-27 20-Oct-25
Isabelle Cadieux, Director	156,000	0.55	21-Sep-28

Unvested Restricted Share Units:

Name	Number of unvested Restricted Share Units (#)	Vesting date (D/M/Y)
Tim Clark, CEO	105,641 105,642 105,642	9-Jan-25 9-Jan-26 9-Jan-27

Name	Number of unvested Restricted Share Units (#)	Vesting date (D/M/Y)
Phil van Staden, CFO	15,195 15,195 15,196	9-Jan-25 9-Jan-26 9-Jan-27
Bryan Atkinson, SVP, Exploration	44,990 44,991 44,991	9-Jan-25 9-Jan-26 9-Jan-27
Brian Christie, Chair	16,547 16,548 16,548 39,521 39,522 39,522	4-Jun-24 3-Sep-24 3-Dec-24 9-Jan-25 9-Jan-26 9-Jan-27
Jeffrey R. Mason, Director	8,572 8,572 8,572 31,456 31,456 31,456	4-Jun-24 3-Sep-24 3-Dec-24 9-Jan-25 9-Jan-26 9-Jan-27
Steve Cook, Director	9,208 9,208 9,208 31,456 31,456 31,456	4-Jun-24 3-Sep-24 3-Dec-24 9-Jan-25 9-Jan-26 9-Jan-27
Michael Hoffman, Director	8,572 8,572 8,572 31,456 31,456 31,456	4-Jun-24 3-Sep-24 3-Dec-24 9-Jan-25 9-Jan-26 9-Jan-27
Saga Williams, Director	8,572 8,572 8,572 31,456 31,456 31,456	4-Jun-24 3-Sep-24 3-Dec-24 9-Jan-25 9-Jan-26 9-Jan-27

Name	Number of unvested Restricted Share Units (#)	Vesting date (D/M/Y)
Isabelle Cadieux, Director	7,299 7,300 7,300 31,456 31,456 31,456	4-Jun-24 3-Sep-24 3-Dec-24 9-Jan-25 9-Jan-26 9-Jan-27

Long Term Incentive Plan

The following is a summary of the material terms of the Company's Long-Term Incentive Plan (the "LTI Plan" that provides for the awards summarized below.

A. General Description and Terms of Awards

B. Stock Options

C. Restricted Stock Units (RSUs) and Performance Stock Units (PSUs

D. Deferred Share Units (DSUs)

E. Additional Information regarding PSUs, RSUs and DSUs

F. Share Purchase Commitments (SPCs).

A. General Description and Terms Of Awards

Eligible Participants	For Options, any director, officer, or employee of the Company or of United Mineral Services Ltd., ("UMS") the Company's shared services provider.

For PSUs and RSUs, SPCs,  directors, officers, or employees of the Company, including any subsidiary of the Company are eligible.

For DSUs, non-executive directors of the Company.
Types of Awards	Awards refers to Options, PSUs, RSUs and DSUs.
SPCs	Share purchase commitments (SPCs) for service providers are allowed rather than "awarded" per se as they represent an assumption of financial risk by the participants. The extent to which a Participant agrees to purchase shares and permit a payroll of quarterly fee deduction to fund the purchase will vary by Participant. SPCs will be entered into in the discretion of the Board generally on a first come, first served basis, within the limits overall 2% and 30,000 shares per person limits in the LTI-Plan

10% Limit-whether settled by Shares or Cash	The aggregate number of Shares (or cash equivalent) to be reserved and set aside for issue or settlement upon the purchase, exercise or settlement for all awards granted under the LTI Plan, together with all other security-based compensation arrangements of the Company (other than any securities issued for new-hire employment inducement pursuant to Section 613(c) of the TSX Corporation Manual), shall not exceed 10% of the issued and outstanding Shares at the time of granting the award (on a non-diluted basis); provided that, the aggregate number of Shares to be reserved and set aside for redemption and settlement in each category DSUs, RSUs PSUs and SPCs shall not exceed (in each such category), 2% of the issued and outstanding Shares outstanding (on a non-diluted basis) at the time of the granting of the DSUs, RSUs, PSUs SPCs.
Other LTI-Plan Limits	When combined with all of the Company's other previously established security-based compensation arrangements, the LTI Plan shall not result in: (i) a number of Shares issued to insiders within a one- year period exceeding 5% of the issued and outstanding Shares; (ii) a number of Shares issuable to insiders at any time exceeding 5% of the issued and outstanding Shares; and (iii) a number of Shares; (i) issuable to all non-executive directors of the Company exceeding 1% of the issued and outstanding Shares at such time, or (ii) issuable to any one non-executive director within a one-year period exceeding an award value of $150,000 per such non-executive director; provided that DSUs granted in lieu of director fees payable on account of a director's service as a member of the Board shall be excluded for purposes of the above-noted limits.
Definition of Market Price	"Market Price" means the volume-weighted average trading price of the Shares for the five trading days immediately preceding the applicable date as reported by the TSX.
Assignability	An award may not be assigned, transferred, charged, pledged or otherwise alienated, other than to a participant's limited permitted assigns or personal representatives.

Limits on LTI-Plan Amending Procedures

The Board may, without Shareholder approval, amend, suspend, terminate or discontinue the LTI Plan or may amend the terms and conditions of any Awards and SPCs granted thereunder, provided that no amendment may materially and adversely affect any outstanding Award or SPC without the consent of the applicable participant. Amendments that do not require Shareholder approval and that are within the authority of the Board are limited to:

(i) amendments of a "housekeeping" nature or administrative in nature, including any amendment for the purpose of curing any ambiguity, typographical or like error or to correct or supplement any provision of the LTI Plan that conflicts with any other provision of the LTI Plan;

(ii) an amendment which is necessary to comply with applicable law or the rules, regulations and policies of the TSX;

(iii) amendments necessary for awards to qualify for favourable treatment under applicable tax laws;

(iv) any amendment to the definition of Eligible Person or to the vesting provisions of the LTI Plan or any Award or SPC;

(v) amendments necessary to suspend or terminate the plan

(vi) amendments of the dates on which participants may become eligible to participate in the SPC, the minimum and maximum permitted payroll deduction rate, the term of a participant's contributions and right to cancel the SPC, the rights of SPC holders of Shares, the rights to sell or withdraw Shares, including any holding period.

Shareholder approval at a duly convened shareholders' meeting shall be required for any of the following amendments which may:

i. with respect to granted Options, reduce the Option Price, or cancel and reissue any Options so as to in effect reduce the Option Price;

ii. extend (i) the term of an issued Option beyond its original expiry date, or (ii) the date on which a Performance Share Unit, Restricted Share Unit or Deferred Share Unit will be forfeited or terminated in accordance with its terms;

iii. increase the fixed maximum percentage of Shares reserved for issuance under the Plan beyond 10% in total or effect an increase in any category of DSU,PSU,DSU or SPC beyond 2% of the issued and outstanding Shares at the time of grant;

iv. remove or to exceed the insider participation;

v. permit Awards granted under the Plan to be transferable or assignable other than for estate settlement purposes;

vi. increase the Corporation's contribution to an SPC or increase in the limit of number of shares allowed to be purchased by a Participant within a 12 month period;

vii. change the definition of Market Price; or

delete, alter or reduce the foregoing range of amendments which require approval by the shareholders of the Corporation.

Limited Financial Assistance	The Corporation will only provide financial assistance to participants under the LTI Plan in respect of SPCs which financial assistance will be limited to 25% of the purchase price of the Shares,.
Other

The LTI Plan further provides that if the expiry date or vesting date of Options is (i) during a blackout period, or (ii) within ten trading days following the end of a blackout period, the expiry date or vesting date, as applicable, will be automatically extended for a period of ten trading days following the end of the blackout period. In the case of Unit Awards, any settlement that is effected during a blackout period shall be in the form of a cash payment.

Detailed Description of Awards
B. Stock Options
Stock Option Terms and Exercise Price

A stock option is treasury security entitling the holder to purchase up to a fixed number of Shares for a fixed period at a fixed price. The number of Shares subject to each Option grant, exercise price, vesting, expiry date and other terms and conditions are determined by the Board. The exercise price shall in no event be lower than the Market Price of the Shares on the grant date.

Term	No Option shall have a term exceeding five years.
Vesting	Unless otherwise specified, each Option shall vest as to 25% upon grant and 12.5% after each quarter from the grant date.
Exercise of Option

A participant may exercise vested Options by (i) payment of the exercise price per Share subject to each Option, or if permitted by the Board, (ii) without payment either (A) by receiving an amount in cash per Option equal to the cash proceeds realized upon the sale of the Shares by a securities dealer in the capital markets, less the applicable exercise price and any applicable withholding taxes, or (B) by receiving the net number of Shares remaining after the sale of such number of Shares by a securities dealer in the capital markets as required to realize cash proceeds equal to the applicable exercise price and any applicable withholding taxes.

Termination Date	The participant's last day of office or active employment by the Company or any subsidiary for any reason whatsoever (the "Termination Date").
Circumstances Causing Cessation of Entitlement	Death	Unvested Unvested Options automatically vest as of the date of death.	Vested Vested Options expire on the earlier of the scheduled expiry date of the Option and one year following the date of death.

Disability	Unvested Options continue to vest in accordance with their terms.	Vested Options expire on the scheduled expiry date of the Option.
Retirement and Early Retirement	Unvested Options continue to vest in accordance with their terms, subject to compliance with any applicable non-compete and/or non-solicit provisions.	Vested Options expire on the scheduled expiry date of the Option.

For purposes of the Plan, "Early Retirement" means a participant's resignation from employment on or after the date that the participant reaches age 60 and the participant has at least 5 years of service in the aggregate as at his or her Termination Date, other than a Retirement.

Early Retirement

If a participant retires early and subsequently commences alternative employment without having received prior written consent from the Company, unvested Options automatically terminate on the applicable commencement date.

Early Retirement

If a participant retires early and subsequently commences employment without having received prior written consent from the Company, all vested Options expire on the earlier of the scheduled expiry date of the Option and three months following the applicable commencement date.

Resignation or loss of office	Unvested Options are forfeited.	Vested Options expire on the earlier of the scheduled expiry date of the Option and three months following the Termination Date.
Termination without Cause (No Change in Control)	Unvested Options are forfeited on the Termination Date.	Vested Options expire on the earlier of the scheduled expiry date of the Option and three months following the Termination Date.

Change in Control

Unless otherwise provided in the participant's service agreement or award agreement, unvested Options do not vest and become immediately exercisable upon a change in control, unless: (i) the successor fails to continue or assume the obligations under the LTI Plan or fails to provide for a substitute award, or (ii) if the Option is continued, assumed or substituted, the participant is terminated without cause or resigns for good reason in accordance with the terms of the participant's service agreement within two years following the change in control.

The Board shall have the right, but not the obligation, to permit each participant to exercise all of the participant's outstanding Options (to the extent vested), subject to completion of the change in control.

Vested Options expire on the scheduled expiry date of the Option.
	Termination for Cause	Options, whether vested or unvested as of the Termination Date, automatically terminate.
C. RSUs and PSUs
RSU and PSU Terms

RSUs and PSUs are notional securities that entitle the recipient to receive cash or Shares at the end of a vesting period. Vesting of PSUs is contingent upon achieving certain performance criteria, thus ensuring greater alignment with the long-term interests of Shareholders. The terms applicable to RSUs and PSUs under the LTI Plan (including the vesting schedule, performance cycle, performance criteria for vesting and whether dividend equivalents will be credited to a participant's account) are determined by the Board at the time of the grant.

Vesting

Unless otherwise provided, RSUs typically vest on November 30th of the third calendar year following the year in which the RSU was granted. Unless otherwise noted, PSUs shall vest as at the date that is the end of the performance cycle, subject to any performance criteria having been satisfied.

Settlement

On settlement, the Company shall, for each vested RSU or PSU being settled, deliver to a participant a cash payment equal to the Market Price of one Share as of the vesting date, one Share, or any combination of cash and Shares equal to the Market Price of one Share as of the vesting date, at the discretion of the Board.

Notwithstanding that the settlement may be in cash, the number of RSUs and PSUs remain governed by the 10% aggregate limit for all equity based compensation.

D. Deferred Share Units
DSU Terms

A DSU is a notional security that entitles the recipient to receive cash or Shares upon resignation from the Board. The terms applicable to DSUs under the LTI Plan (including whether dividend equivalents will be credited to a participant's DSU account) are determined by the Board at the time of the grant.

Under the LTI Plan, the Board may grant discretionary DSUs and mandatory or elective DSUs that are granted as a component of a non-executive director's annual retainer.

Notwithstanding that the settlement may be in cash, the number of DSUs remain governed by the 10% aggregate limit for all equity based compensation.

Vesting

Unless otherwise provided, mandatory or elective DSUs vest immediately and the Board determines the vesting schedule for discretionary DSUs at the time of grant. The Corporation has not in the past and does not currently expect to grant discretionary DSUs in the future subject to vesting.

Settlement

DSUs may only be settled after the date on which the participant ceases to hold all positions with the Company or a related corporation. At the grant date, the Board shall stipulate whether the DSUs are paid in cash, Shares, or a combination of both, in an amount equal to the Market Price of the notional Shares represented by the DSUs in the participant's DSU account.

E. Other Information About PSUs, RSUs and DSUs
Credit to Account

As dividends are declared, additional PSUs, RSUs and/or DSUs may be credited to a participant in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date therefore by (ii) the Market Price of one Share on such date.

Circumstances Causing Cessation of Entitlement	Death

Vested Unit Awards will be settled as of the date of death. Unvested Unit Awards (other than DSUs) will vest and be settled as of the date of death, prorated to reflect (i) for RSUs, the actual period between the grant date and date of death, and (ii) for PSUs, the actual period between the commencement of the performance cycle and the date of death, based on the achievement of the performance criteria for the applicable performance period(s) up to the date of death. Subject to the foregoing, any remaining Units Awards will terminate as of the date of death. Unvested DSUs automatically terminate on the date of death.

Disability

Vested Unit Awards will be settled as of the date of disability.

Unvested Unit Awards (other than DSUs) will vest and be settled in accordance with their terms as of the date of disability, and (i) PSUs will be prorated to reflect the actual period between the commencement of the performance cycle and the date of disability, based on the achievement of the performance criteria for the applicable performance period up to the date of disability, and (ii) RSUs will be prorated to reflect the actual period between the grant date and the date of disability.

Subject to the foregoing, any remaining Unit Awards (including unvested DSUs) will automatically terminate as of the date of disability.

Retirement/ Early Retirement

Vested Unit Awards will be settled as of the Termination Date.

Unvested PSUs will continue to vest and be settled in accordance their terms, based on the achievement of the performance criteria for the applicable performance period(s) and subject to compliance with any applicable non- compete and/or non-solicit provisions. Subject to the foregoing, any remaining PSUs will terminate as of the expiry date of the applicable performance period.

Unvested RSUs will continue to vest and be settled in accordance with their terms, subject to compliance with any applicable non-compete and/or non-solicit provisions.

Unvested DSUs automatically terminate on the Termination Date.

Early Retirement

If a participant retires early and subsequently commences alternative employment without having received prior written consent from the Company, all unvested PSUs and RSUs will automatically terminate on the applicable commencement date.

Resignation or loss of office	Vested Unit Awards will be settled in accordance with their terms as of the Termination Date. Unvested Unit Awards automatically terminate on the Termination Date.
Termination without Cause (No Change in Control)

Vested Unit Awards will be settled in accordance their terms as of the Termination Date.

The following summary is in respect of the unvested Unit Awards as at the Termination Date:

Outstanding PSUs that would have vested on the next vesting date following the Termination Date are prorated to reflect the actual period between the commencement of the performance cycle and the Termination Date, based on the achievement of the performance criteria for the applicable performance period(s) up to the Termination Date, and will be settled in accordance with their terms as of such vesting date. Subject to the foregoing, any remaining PSUs will terminate as of the Termination Date.

Outstanding RSUs that would have vested on the next vesting date following the Termination Date, will vest and be settled in accordance with their terms as of such vesting date, prorated to reflect the actual period between the grant date and Termination Date.

Unvested DSUs automatically terminate on the date of termination.

Change in Control

Unless otherwise provided in the participant's service agreement or award agreement, Unit Awards do not vest and become immediately settleable upon a change in control, unless: (i) the successor fails to continue or assume the obligations under the LTI Plan or fails to provide for a substitute award, or (ii) if the Unit Awards are continued, assumed or substituted, the participant is terminated without cause or resigns for good reason in accordance with the terms of the participant's service agreement within two years following the change in control, and in each case, any outstanding PSUs will vest based on the achievement of the performance criteria for the applicable performance period(s) up to the effective date of the change in control.

The Board shall have the right, but not the obligation, to settle all of the participant's outstanding Unit Awards (to the extent vested), subject to completion of the change in control.

Termination with Cause	Unit Awards, whether vested or unvested as of the Termination Date, automatically terminate.
F. Share Purchase Commitment (SPCs)

Eligible Participants

Any officer or employee of the Company, any subsidiary of the Company, including part time provided that the officer or employee has been actively employed by the Company, or any eligible subsidiary for at least three months.

Maximum Number of Shares in a SPC	The LTI Plan limits the number of Shares that any one Participant in any calendar year can acquire under a SPC to 30,000 Shares
Aggregate Maximum Number of Shares reserved for SPCs	The maximum number of Shares in all SPCs is limited to 2% of the issued shares (non-diluted basis)
Administration

The SPC will be administered by the board of directors of the Company (the "Board"). The Board can delegate a committee of the Board, such of the Board's duties and powers relating to the SPC as the Board may see fit, subject to applicable law.

Contributions	Participant Contributions

Participants may elect to contribute between one (1) and ten (10) percent of their base salary towards the purchase of Shares. The Corporation shall have no obligation to pay interest on participant contributions or to hold such amounts in a trust or in any segregated account.

A participant may not make any separate cash payment other than the participant's contributions into the participant's SPC account.

A participant shall be entitled to increase, decrease, suspend, terminate or resume his or her participant contributions no more than two times per calendar year, or three times per calendar year for employees returning from a leave of absence.

	Employer Contributions	The Corporation will match the contribution of the participant in an amount equal to twenty-five (25) percent of the participant's contribution.
Insider Participation Limits

The SPC, when combined with all of the Company's other established security-based compensation arrangements, shall not result at any time in: (i) a number of Shares issued to insiders within a one-year period exceeding 5% of the issued and outstanding Shares; and (ii) the number of Shares issuable to insiders at any time exceeding 5% of the issued and outstanding Shares. Additionally, in no event shall the number of Shares acquired by any one participant in any calendar year exceed thirty thousand (30,000), or such other maximum number of Shares as determined from time to time by the Company.

Blackout Period

Notwithstanding any other provision of the plan, if a blackout period is in effect, (i) an eligible participant subject to the blackout period may not enroll in the plan until after the end of the blackout period, and (ii) a participant subject to the blackout period may not increase, decrease, suspend, terminate or resume his or her participant's contributions until after the end of the blackout period.

Shares Subject to the SPC

The aggregate number of Shares to be reserved and set aside for issue from treasury under the SPC is a maximum of 2% of the issued and outstanding Shares from time to time on a non-diluted basis. The aggregate number of Shares issued pursuant to the SPC, together with all other established security-based compensation arrangements of the Company (other than any Shares issued pursuant to Section 613(c) of the TSX Corporation Manual), shall not exceed 10% of the issued and outstanding Shares at the time the Shares are available (on a non-diluted basis). The Corporation has not issued any Shares under the SPC.

Dividend Equivalents

Dividend equivalents (generally distributions made to all holders of common shares) are credited to a participant's SPC account as follows: (i) any cash dividends or distributions credited to the participant's SPC account are deemed to be invested in additional Shares on the payment date established for the related dividend or distribution in an amount equal to the greatest whole number which may be obtained by dividing (a) the value of such dividend or distribution on the payment date by (b) the Market Price (as defined below) of one Share on the dividend payment date, and such additional Shares are subject to the same terms and conditions as are applicable in respect of the Shares with respect to which such dividends or distributions were payable; and (ii) if any such dividends or distributions are paid in Shares or other securities, such Shares and other securities are subject to the same holding period and the same vesting and other restrictions (if applicable) as apply to the Shares with respect to which they were paid.

Financial Assistance	Other than the Company's 25% contribution, no financial assistance is provided to SPC participants.
Assignability	Shares acquired under the SPC may not be assigned, transferred, charged, pledged or otherwise alienated, other than to a participant's permitted assigns or personal representatives.
Market Price	"Market Price" means the volume-weighted average trading price of the Shares for the five trading days immediately preceding the applicable date as reported by the TSX.

Purchase Price	Market Purchase Shares

For all Shares purchased in the market, the purchase price will be 100% of the average purchase price of the Shares purchased by the administrator on behalf of the participants through the facilities of the TSX or the NYSE, as applicable, on the date that such Market Purchase Shares are acquired.

The Administrator will control the time, amount and manner of the purchases of any Market Purchase Shares.

	Treasury Purchase Shares	For all Shares purchased and issued from treasury, the purchase price will be a price per Share equal to 100% of the Market Price on the date such Shares are issued.
Vesting & Holding Period

Shares acquired pursuant to the SPC vest immediately. Shares acquired with employer's contributions are, subject to the cessation of a participant's employment, subject to a 6 month holding period commencing as of the day such Shares are acquired by the participant (the "Holding Period").

Withdrawals

Subject to compliance with applicable laws, any restrictions as may be prescribed by the Board and the Holding Period, participants are entitled to sell or withdraw some or all Shares held in their SPC account twice per calendar year. The Hold period is waived in the case of a change of control of the Corporation.

Such Shares will be sold on the TSX and/or NYSE as soon as is administratively practical after receipt of the request. The sale price for such Share shall be the prevailing market price of the Shares at the time of such sale.

Termination Date	The participant's last day of office or active employment by the Company or any subsidiary for any reason whatsoever (the "Termination Date").
Termination of Employment	Death

The participant's personal representative may elect to withdraw or sell all the Shares credited to the participant's SPC account as of the date of death by making an election in the form and in the manner prescribed by the administrator. In the event that no such written notice of election is received by the administrator within 30 days of the participant's date of death, the participant's personal representative (or such other designated person) will automatically be deemed to have elected to sell the balance of Shares as of the 31st day following date of death. Thereafter, any accumulated cash and Shares credited to the participant's SPC account as of the date of death will be delivered to, or on behalf of, the participant as soon as administratively practicable.

Termination for any reason other than death

The participant may elect to withdraw or sell all the Shares credited to the participant's SPC account as of the Termination Date, by making an election in the form and in the manner prescribed by the administrator. In the event that no such written notice of election is received by the administrator within 30 days of the Termination Date, the participant will automatically be deemed to have elected to sell the balance of the Shares as of the 31st day following the Termination Date. Thereafter, any accumulated cash credited to the participant's SPC account as of the Termination Date will be delivered to, or on behalf of, the participant as soon as administratively practicable.

The LTI Plan is considered an "evergreen" plan pursuant to the rules of the TSX and consequently, the Company must obtain Shareholder approval of the unallocated awards under the LTI Plan every three years.

Item 7 - Major Shareholders and Related-Party Transactions

A. Major shareholders

The Company is a publicly-held corporation, with its shares held by residents of Canada, the United States of America and other countries.  To the best of the Company's knowledge, other than as noted below, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of the common shares of Fury, the only class of securities with voting rights. None of these 5%+ shareholders have different voting rights from the Company's other shareholders. For these purposes, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security:

Name of Beneficial Owner (1)	Number of common shares held	Percentage of issued shares(2)
Fidelity Investments (3)	10,800,000	7.39%
Newmont Corporation (4)	7,515,825	5.14%

(1) The term "beneficial owner" of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the "beneficial owner" of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a "controlling interest," which means the direct or indirect power to direct the management and policies of the entity.

(2) Based on outstanding shares of 146,077,103 on April 12, 2024.

(3) Acquired in a private placement transaction on April 19, 2022.

(4) Acquired in a private placement transaction on January 24, 2017.

Geographic Breakdown of Shareholders

As of April 12, 2024, Fury's register of shareholders indicates that Fury's common shares are held as follows:

Location	Number of registered shareholders of record	Number of shares	Percentage of total shares
Canada	102	141,567,640	96.91%
United States	204	3,699,340	2.53%
Other	16	810,123	0.56%
TOTALS	322	146,077,103	100%

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

Fury's securities are recorded on the books of its transfer agent, Computershare Investor Services Inc., located at 510 Burrard Street, Vancouver, Canada (604) 661-9400 in registered form.  However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients).  Fury does not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries.

Control

Fury is not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly, other than as noted above under Major Shareholders. There are no arrangements known to Fury which, at a subsequent date, may result in a change in control of Fury.

B. Related-party transactions

Except as disclosed below, the Company has not, since January 1, 2022, and does not at this time propose to:

(1) enter into any transactions which are material to the Company or a related party or any transactions unusual in their nature or conditions involving goods, services or tangible or intangible assets to which The Company or any of its former subsidiaries was a party;

(2) make any loans or guarantees directly or through any of its former subsidiaries to or for the benefit of any of the following persons:

(a) enterprises directly or indirectly through one or more intermediaries, controlling or controlled by or under common control with the Company;

(b) associates of the Company (unconsolidated enterprises in which the Company has significant influence or which has significant influence over the Company) including shareholders beneficially owning 10% or more of the outstanding shares of The Company;

(c) individuals owning, directly or indirectly, shares of the Company that gives them significant influence over The Company and close members of such individuals families;

(d) key management personnel (persons having authority in responsibility for planning, directing and controlling the activities of the Company including directors and senior management and close members of such directors and senior management); or

(e) enterprises in which a substantial voting interest is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Universal Mineral Services ("UMS"):

Under the shared services arrangements with the Company's 25%-owned affiliate service provider company UMS, all transactions have occurred in the normal course of operations, and the shared costs are considered by management to be priced at equal to or better than would be the fair market rates for the shared services. All amounts owing to or from UMS are unsecured, non-interest bearing, and have no specific terms of settlement, unless otherwise noted.

Years ended December 31
	2023	2022	2021
Exploration and evaluation costs	$872	$590	$215
General and administration	714	841	384
Total transactions for the period	$1,586	$1,431	$599

The outstanding balance owing at December 31, 2023, was $103 (December 31, 2022 - $240, December 31, 2021 - $142) which is included in accounts payable.

The Company is contractually obligated to provide for a certain share, estimated annually, of the operating expenses of UMS, specifically in respect of a ten-year office lease which was entered into on July 1, 2021. As at December 31, 2023, the Company expects to incur approximately $381 in respect of its share of future rental expense.

The Company issues share options to UMS employees some of whom provide part time services to the Company. During the 4th quarter 2023, certain key management personnel of the Company transferred from UMS to be directly employed by the Company. The Company recognized a share-based compensation expense of $317 for the year ended December 31, 2023 in respect of share options issued to UMS employees (December 31, 2022 - $483, December 31, 2021 - $453)

Dolly Varden Silver Corp ("Dolly Varden"):

Other than in respect of the Homestake Investor Rights Agreement, as described above under Item 4.A, here were no related-party transactions between the Company and our associate Dolly Varden in the last three years.

Key Management personnel compensation

The remuneration of the Company's key management personnel was as follows:

	Years ended December 31
	2023	2022	2021
Short-term benefits provided to executives (a)	$1,109	$1,719	$982
Directors' fees paid to non-executive directors	289	203	204
Share-based payments	1,013	1,059	1,206
Total	$2,411	$2,981	$2,392

(a) Short-term employee benefits include salaries, bonuses payable within twelve months of the date of the consolidated statements of financial position, and other annual employee benefits.

C. Interests of experts and counsel

Not applicable

Item 8 - Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Statements

This Annual Report contains the audited Annual Consolidated Financial Statements which includes the consolidated statements of financial position as at December 31, 2023 and 2022 and the related consolidated statements of (earnings) loss and comprehensive (earnings) loss, consolidated statements of cash flows and consolidated statements of changes in shareholders' equity for the years ended December 31, 2023, 2022 and 2021. These financial statements are accompanied by the appropriate PCAOB audit report issued by Deloitte LLP

In addition to the Company's Annual Consolidated Financial Statements, the Annual Consolidated Financial Statements of Dolly Varden in whom we are considered to have a significant influence in, has been included for the years ended December 31, 2023 and 2022 in line with Rule 3-09 of Regulation S-X. Whether an equity investee is significant, is measured through the Rule 3-09 significance tests based on investment and income thresholds which triggered the significant equity method investee disclosures. The Company acquired its initial investment in Dolly Varden on February 25, 2022 at which time it was considered to be an associate investment. The Company has sought and received relief from the U.S. Securities and Exchange Commission in view of Section 2405.4 which allow the Company to file full year financial statements of Dolly Varden for the year ended December 31, 2022. Readers are referred to Note 11 of the Company's Annual Consolidated Financial Statements that includes (i) summarized statements of financial position for Dolly Varden as at December 31, 2023 and 2022, and (ii) consolidated statements of earnings and comprehensive earnings for Dolly Varden for (i) the period from February 25, 2022 to December 31, 2022, and (ii) year ended December 31, 2023.

The Company's Annual Consolidated Financial Statements as well as the Annual Consolidated Financial Statements of Dolly Varden are included as part of this Annual Report with page references F1 - F36 and F37 - F62.

Legal Proceedings

As of the date of this Annual Report, in the opinion of our management, we are not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate, and, to our knowledge, no legal proceedings of a material nature involving us currently are contemplated by any individuals, entities or governmental authorities.

Dividends

We have not paid any dividends on our common shares since in Company. Our management anticipates that we will retain all future earnings and other cash resources for the future operation and development of our business. We do not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the Board of Directors' discretion, subject to applicable law, after taking into account many factors including our operating results, financial condition and current and anticipated cash needs.

B. Significant changes

There has been no significant changes since the issuance of the Annual Consolidated Financial Statements, except as disclosed in the Annual Report.

Item 9 - The Offer and Listing

A. Offer and listing details

The Company's common shares trade on the NYSE and the TSX under the trading symbol "FURY".

B. Plan of distribution

Not applicable

C. Markets

The Company's common shares trade on the NYSE and the TSX under the trading symbol "FURY".

D. Selling shareholders

Not applicable

E. Dilution

Not applicable

F. Expenses of the issue

Not applicable

Item 10 - Additional Information

A. Share capital

Not applicable.

B. Memorandum and articles of association

The Company was originally incorporated on June 9, 2008 pursuant to the British Columbia Business Corporations Act (the "Business Corporations Act") under the name "Georgetown Capital Corp.". On October 15, 2013, the Company changed its name to "Auryn Resources Inc." and subsequently, on October 8, 2020, changed its name to Fury Gold Mines Limited. The Company's incorporation number, as assigned by the British Columbia Registry Services, is BC0827202.

The Company's current Notice of Articles is dated September 6, 2023 and the Company's Articles dated effective June 24, 2021 are attached to this Annual report on Form 20-F as Exhibits 1.01 and 1.02, respectively.

The following is a summary of certain material provisions of (i) Fury's Notice of Articles and Articles, and (ii) certain provisions of the British Columbia Business Corporations Act (the "Business Corporations Act") applicable to Fury:

1. Objects and Purposes

Fury's Notice of Articles and Articles do not specify objects or purposes.  Fury is entitled under the Business Corporations Act to carry on all lawful businesses which can be carried on by a natural person.

2. Directors

Director's power to vote on a proposal, arrangement or contract in which the director is interested.

According to the Business Corporations Act, a director holds a disclosable interest in a contract or transaction if:

1. the contract or transaction is material to the company;

2. the company has entered, or proposes to enter, into the contract or transaction, and

3. either of the following applies to the director:

a. the director has a material interest in the contract or transaction;

b. the director is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction.

However, the Business Corporations Act also provides that in the following circumstances, a director does not hold a disclosable interest in a contract or transaction if:

1. the situation that would otherwise constitute a disclosable interest arose before the coming into force of the Business Corporations Act or, if the company was recognized under the Business Corporations Act, before that recognition, and was disclosed and approved under, or was not required to be disclosed under, the legislation that:

a. applied to the company on or after the date on which the situation arose; and

b. is comparable in scope and intent to the provisions of the Business Corporations Act;

2. both the company and the other party to the contract or transaction are wholly owned subsidiaries of the same corporation;

3. the company is a wholly owned subsidiary of the other party to the contract or transaction;

4. the other party to the contract or transaction is a wholly owned subsidiary of the company; or

5. where the director or senior officer is the sole shareholder of the company or of a corporation of which the company is a wholly owned subsidiary.

The Business Corporations Act further provides that a director of a company does not hold a disclosable interest in a contract or transaction merely because:

1. the contract or transaction is an arrangement by way of security granted by the company for money loaned to, or obligations undertaken by, the director or senior officer, or a person in whom the director or senior officer has a material interest, for the benefit of the company or an affiliate of the company;

2. the contract or transaction relates to an indemnity or insurance;

3. the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of the company or of an affiliate of the company;

4. the contract or transaction relates to a loan to the company, and the director or senior officer, or a person in whom the director or senior officer has a material interest, is or is to be a guarantor of some or all of the loan; or

5. the contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with the company and the director or senior officer is also a director or senior officer of that corporation or an affiliate of that corporation.

Under Fury's Articles, a director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which Fury has entered or proposes to enter:

1. is liable to account to Fury for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Act;

2. is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution;

3. and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.  No director or intended director is disqualified by his or her office from contracting with Fury either with regard to the holding of any office or place of profit the director holds with Fury or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of Fury in which a director is in any way interested is liable to be voided for that reason.

Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

The compensation of the directors is decided by the directors unless the board of directors requests approval to the compensation from the shareholders by ordinary resolution.  The Business Corporations Act provides that a director of a company does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of Fury or of an affiliate of Fury.

Borrowing powers exercisable by the directors.

Under the Articles, the directors may, on behalf of Fury:

1. borrow money in such manner and amount, on such security, from such sources and upon such terms, and conditions as they consider appropriate;

2. issue bonds, debentures, and other debt obligations either outright or as a security for any liability or obligation of Fury or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

3. guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

4. mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of Fury.

Retirement and non-retirement of directors under an age limit requirement.

There are no such provisions applicable to Fury under its Memorandum or its Articles or the Business Corporations Act.

Number of shares required for a director's qualification.

Directors need not own any shares of Fury in order to qualify as directors.

3. Rights, Preferences and Restrictions Attaching to Each Class of Shares

Authorized Capital

The Company's authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares (none of which preferred shares have been allotted or issued).

Common Shares

The rights, preferences and restrictions attached to the Company's common shares are summarized as follows:

Dividends

Subject the provisions of the Business Corporations Act, the directors may from time to time declare and authorized payments of dividends out of available assets.  Any dividends must be declared and paid according to the number of shares held.  Under the Business Corporations Act, no dividend may be paid if Fury is, or would as a result of payment of the dividend become, insolvent.

Voting Rights

Each common share is entitled to one vote on matters to which common shares ordinarily vote including the annual election of directors, appointment of auditors and approval of corporate changes. Directors are elected to hold office at each annual meeting and hold office until the ensuing annual meeting.  Directors automatically retire at each annual meeting.  There are no staggered directorships among Fury's directors. There are no cumulative voting rights applicable to Fury.

Rights to Profits and Liquidation Rights

All common shares of Fury participate ratably in any net profit or loss of Fury and participate ratably as to any distribution of assets in the event of a winding up or other liquidation.

Redemption

The common shares are not subject to any rights of redemption.

Sinking Fund Provisions

Fury has no sinking fund provisions or similar obligations relating to the common shares.

Shares Fully Paid

All common shares of Fury must, under the Business Corporations Act, be issued as fully paid for cash, property or services. They are therefore non-assessable and not subject to further calls for payment.

Pre-emptive Rights

Holders of common shares of Fury are not entitled to any pre-emptive rights which provide a right to any holder to participate in any further offerings of the Company's equity or other securities.

Preferred Shares

Preferred Shares are authorized to be issued from time to time in one or more series, and the Board may fix from time to time before such issue the number of Preferred Shares, the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. Preferred Shares generally rank in priority over Common Shares and any other shares ranking by their terms junior to the Preferred Shares as to dividends and return of capital upon, liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company

4. Changes to Rights and Restrictions to Shares

The Articles provide that, subject to the Business Corporations Act, the Company may, by special resolution:

  create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

  vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

Subject to the Business Corporations Act, the Company may by directors resolution subdivide or consolidate all or any of its unissued, or fully paid issued, shares and, if applicable, alter its Notice of Articles, and, if applicable, its Articles.

The Articles provide that the Company may by directors resolution authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name.

The Company's Articles provide that, subject to the Business Corporations Act, the Company may by ordinary resolution of shareholders (or a resolution of the directors in the case of §(c) or §(f) below):

(a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b) increase, reduce or eliminate the maximum number of shares that Fury is authorized to issue out of any class or series of shares or establish a maximum number of shares that Fury is authorized to issue out of any class or series of shares for which no maximum is established;

(c) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d) if the Company is authorized to issue shares of a class of shares with par value:

   decrease the par value of those shares; or
   if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f) alter the identifying name of any of its shares; or

(g) otherwise alter its shares or authorized share structure when required or permitted to do so by the Act where it does not specify a special resolution.

The Articles provide that a special resolution is a resolution of shareholders that is approved by two thirds (66 2/3%) of those votes cast at a properly constituted meeting of shareholders. An ordinary resolution is a resolution of shareholders that is approved by a majority of those votes cast at a properly constituted meeting of shareholders.  Quorum pursuant to the Articles is two shareholders holding at least 25% of issued shares.

If special rights and restrictions are altered and any right or special right attached to issued shares is prejudiced or interfered with, then the consent of the holders of shares of that class or series by a special separate resolution will be required.

The Business Corporations Act also provides that a company may reduce its capital if it is authorized to do so by a court order, or, if the capital is reduced to an amount that is not less than the realizable value of the company's assets less its liabilities, by a special resolution or court order.

Generally, there are no significant differences between British Columbia and United States law with respect to changing the rights of shareholders as most state corporation statutes require shareholder approval (usually a majority) for any such changes that affect the rights of shareholders.

5. Meetings of Shareholders

The Articles provide that the Company must hold its annual general meeting once in every calendar year (being not more than 15 months from the last annual general meeting) at such time and place to be determined by the directors of Fury.  Shareholders meetings are governed by the Articles of Fury but many important shareholder protections are also contained in the Canadian provincial securities laws that are applicable to Fury as a reporting issuer in all of the Provinces and Territories of Canada ("Canadian Securities Laws") and the British Columbia Corporations Act. The Articles provide that Fury will provide at least 21 days' advance written notice of any meeting of shareholders and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The directors may fix in advance a date, which is no fewer than 21 days prior to the date of the meeting for the purpose of determining shareholders entitled to receive notice of and to attend and vote at a general meeting.

Canadian Securities Law and the British Columbia Corporations Act superimpose requirements that generally provide that shareholders meetings require not less than a 60 day notice period from initial public notice and that Fury makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders.  The form and content of information circulars and proxies and like matters are governed by Canadian Securities Laws and the British Columbia Corporations Act. This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions. Fury must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder's determination.

Most state corporation statutes require a public company to hold an annual meeting for the election of directors and for the consideration of other appropriate matters. The state statutes also include general provisions relating to shareholder voting and meetings. Apart from the timing of when an annual Meeting must be held and the percentage of shareholders required to call an annual Meeting or an extraordinary meeting, there are generally no material differences between Canadian and United States law respecting annual meetings and extraordinary meetings.

6. Rights to Own Securities

There are no limitations under Fury's Articles or in the Business Corporations Act on the right of persons who are not citizens of Canada to hold or vote common shares.

7. Restrictions on Changes in Control, Mergers, Acquisitions or Corporate Restructuring of the Company

The Company's Articles do not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of the Company.  There are no adopted provisions in the Company's Articles triggered by or affected by a change in outstanding shares which gives rise to a change in control.

8. Ownership Threshold Requiring Public Disclosure

The Articles of Fury do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to Fury's shareholders. There are no requirements under British Columbia corporate law to report ownership of shares of Fury but Canadian Securities Law requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 5 days of the trade.  In addition, Canadian Securities Laws require disclosure of acquisition of more than 10% of the issued and outstanding shares of the Company by press release and filing of an early warning report within 2 business days of the acquisition.  Canadian Securities Laws also require that we disclose in our annual general meeting proxy statement, holders who beneficially own more than 10% of our issued and outstanding shares, and United States federal securities laws require the disclosure in our annual report on Form 20-F of holders who own more than 5% of our issued and outstanding shares.

Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company that is subject to the reporting requirements of the Securities Exchange Act of 1934 to disclose, in its annual reports filed with the Securities and Exchange Commission those shareholders who own more than 5% of a corporation's issued and outstanding shares.

9. Differences in Law between the US and British Columbia

Differences in the law between United States and British Columbia, where applicable, have been explained above within each category.

10. Changes in the Capital of the Company

There are no conditions imposed by Fury's Notice of Articles or Articles which are more stringent than those required by the Business Corporations Act.

Limitations on Rights of Non-Canadians

The Company is incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however, no such remittances are likely in the foreseeable future. See "Canadian Federal Income Tax Considerations for United States Residents" below.

There is no limitation imposed by Canadian law or by our Articles or other constituent documents of our Company on the right of a non-resident to hold or vote common shares of our Company. However, the Investment Canada Act (Canada) (the "Investment Act") has rules regarding certain acquisitions of shares by non-Canadians, along with other requirements under that legislation.

The following discussion summarizes the principal features of the Investment Act for a non-Canadian (as defined under the Investment Act) who proposes to acquire common shares of our Company. The discussion is general only; it is not a substitute for independent legal advice from an investor's own advisor; and it does not anticipate statutory or regulatory amendments.

The Investment Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures (each an "entity"). Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Act, the Investment Act generally prohibits implementation of the investment unless, after review, the Minister of Innovation, Science and Industry (the "Minister") is satisfied that the investment is likely to be of net benefit to Canada.

A non-Canadian would acquire control of our Company for the purposes of the Investment Act through the acquisition of common shares if the non-Canadian acquired a majority of the voting interests in our Company.

Further, the acquisition of less than a majority but one-third or more of the voting interests in our Company by a non-Canadian would be presumed to be an acquisition of control of our Company unless it could be established that, on the acquisition, our Company was not controlled in fact by the acquirer through the ownership of such voting interests.

For a direct acquisition that would result in an acquisition of control of our Company, subject to the exception for "WTO investors" that are controlled by persons who are nationals or permanent residents of World Trade Organization ("WTO") member nations, a proposed investment generally would be reviewable where the value of the acquired assets is $5 million or more.

For a proposed indirect acquisition by an investor other than a so-called "WTO investor" that would result in an acquisition of control of our Company through the acquisition of a non-Canadian parent entity, the investment generally would be reviewable where the value of the assets of the entity carrying on the Canadian business, and of all other entities in Canada, the control of which is acquired, directly or indirectly, is $50 million or more.

In the case of a direct acquisition by a WTO investor that is not a state-owned enterprise, the threshold is significantly higher. An investment in common shares of our Company by a WTO investor that is not a state-owned enterprise would be reviewable only if it was an investment to acquire control of the Company and the enterprise value of the assets of the Company was equal to or greater than a specified amount, which is published by the Minister after its determination for any particular year. For 2024, this amount is $1.326 billion (unless the investor is controlled by persons who are nationals or permanent residents of countries that are party to one of a list of certain free trade agreements, in which case the amount is $1.989 billion for 2024); each year, both thresholds are adjusted by a GDP (Gross Domestic Product) based index.

The higher WTO threshold for direct investments and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on a "cultural business". The acquisition of a Canadian business that is a cultural business is subject to lower review thresholds under the Investment Act because of the perceived sensitivity of the cultural sector.

If the Minister has reasonable grounds to believe that an investment by a non-Canadian "could be injurious to national security", the Minister may send the non-Canadian a notice indicating that an order for review of the investment may be made. The review of an investment on the grounds of national security may occur whether or not an investment is otherwise subject to review on the basis of net benefit to Canada or otherwise subject to notification under the Investment Act.

Certain transactions, except those to which the national security provisions of the Investment Act may apply, relating to common shares of our Company are exempt from the Investment Act, including:

  the acquisition of our common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

  the acquisition of control of our Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, if the acquisition is subject to approval under the Bank Act, the Cooperative Credit Associations Act, the Insurance Companies Act or the Trust and Loan Companies Act; and

  the acquisition of control of our Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of our Company, through the ownership of voting interests, remains unchanged.

C. Material contracts

Except for contracts entered into in the ordinary course of business, the following are the only material agreements to which the Company is party (the "Material Contracts"):

(1) UMS is the private company through which its shareholders, including the Company, share geological, financial, and transactional advisory services as well as administrative services on a full, cost recovery basis. This allows the Company to maintain a more efficient and cost-effective corporate overhead structure by hiring fewer full-time employees and engaging outside professional advisory firms less frequently. The agreement has an indefinite term and can be terminated by either party upon providing 180 days notice. The Company is committed to certain office rental expense in respect of shared head office including after termination of the UMS agreement which the Company may terminate anytime on 180 days notice. The UMS agreement is filed as Exhibit 4.2 to this Annual Report on Form 20-F.

D. Exchange control

The Company is incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See "Certain Canadian Federal Income Tax Information for United States Residents" below.

There is no limitation imposed by Canadian law or by the charter or other constituent documents of our Company on the right of a non-resident to hold or vote common shares of our Company. However, as discussed above in Item 10.B, "Memorandum and Articles of Association," under the heading "Limitations on Rights of Non-Canadians," the Investment Canada has rules regarding certain acquisitions of shares by non-residents, along with other requirements under that legislation.

E. Taxation

Certain United States Federal Income Tax Considerations

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of the Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership and disposition of the Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

No opinion from legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS, the Canada-U.S. Tax Convention (as defined below), and U.S. court decisions, that are in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

  a citizen or individual resident of the United States;
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or
  a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax- deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers or dealers in securities or currencies or are traders in securities that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to the alternative minimum tax; (i) are partnerships and other pass-through entities (and investors in such partnerships and entities); (j) are S corporations (and shareholders therein); (k) are subject to special tax accounting rules; (l) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of our outstanding shares; (m) are U.S. expatriates or former long-term residents of the U.S.; or (n) hold Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other pass-through entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity or arrangement and the owners of such entity or arrangement generally will depend on the activities of such entity or arrangement and the status of such partners (or other owners). This summary does not address the tax consequences to any such entity or arrangement or partner (or other owner). Partners (or other owners) of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Passive Foreign Investment Company Rules

If we are considered a "passive foreign investment company" within the meaning of Section 1297 of the Code (a "PFIC") at any time during a U.S. Holder's holding period, the following sections will generally describe the potentially adverse U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

We believe that we were classified as a PFIC for our most recently completed tax year, and based on current business plans and financial expectations, we expect that we may be a PFIC for our current tax year and subsequent tax years. No opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, our PFIC status for the current year and future years cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any PFIC determination made by us. Each U.S. Holder should consult its own tax advisor regarding our status as a PFIC and the PFIC status of each of our non-U.S. subsidiaries.

In any year in which we are classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

We generally will be a PFIC for any tax year in which (a) 75% or more of our gross income for such tax year is passive income (the "PFIC income test") or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "PFIC asset test"). "Gross income" generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by us from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of any of our subsidiaries which are also PFICs (each, a "Subsidiary PFIC"), and will generally be subject to U.S. federal income tax as discussed below under the heading "Default PFIC Rules Under Section 1291 of the Code" on their proportionate share of any (i) distribution on the shares of a Subsidiary PFIC and (ii) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Common Shares are made. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the purchase of Common Shares and the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes a "qualified electing fund" or "QEF" election under Section 1295 of the Code (a "QEF Election") or makes a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election") with respect to the Common Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a "Non-Electing U.S. Holder") will be subject to tax as described below.

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution received on the Common Shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder's holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares of a PFIC (including an indirect disposition of shares of a Subsidiary PFIC), and any excess distribution received on such Common Shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates, as discussed below). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.

If we are a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, we will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether we cease to be a PFIC in one or more subsequent tax years. If we cease to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to Common Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code as discussed above) as if such Common Shares were sold on the last day of the last tax year for which we were a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its Common Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us. However, for any tax year in which we are a PFIC and have no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election generally (a) may receive a tax-free distribution from us to the extent that such distribution represents "earnings and profits" that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Holder's holding period for the Common Shares in which we were a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we were not a PFIC. Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which we qualify as a PFIC.

U.S. Holders should be aware that there can be no assurances that we will satisfy the record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with a PFIC Annual Information Statement or other information that such U.S. Holders are required to report under the QEF rules, in the event that we are a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed

U.S. federal income tax return. However, if we do not provide the required information with regard to us or any Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to Common Shares only if the Common Shares are marketable stock. The Common Shares generally will be "marketable stock" if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the U.S. Exchange Act or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be considered "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. U.S. Holders should consult their own tax advisors regarding the marketable stock rules.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder's holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a timely and effective Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such tax year over (b) such U.S. Holder's tax basis in the Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder's adjusted tax basis in the Common Shares, over (ii) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a timely and effective Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to- Market Election will not be effective to eliminate the interest charge and other income inclusion rules described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules will apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

In addition, a U.S. Holder who acquires Common Shares from a decedent will not receive a "step up" in tax basis of such Common Shares to fair market value.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules (including the applicability and advisability of a QEF Election and Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

General Rules Applicable to the Acquisition, Ownership, and Disposition of Common Shares

The following discussion describes the general rules applicable to the ownership and disposition of the Common Shares but is subject in its entirety to the special rules described above under the heading "Passive Foreign Investment Company Rules."

Distributions on Common Shares

We do not expect to pay dividends with respect to the Common Shares in the foreseeable future. A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current and accumulated "earnings and profits", as computed under U.S. federal income tax principles. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates we are a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds our current and accumulated "earnings and profits", such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (refer to the "Sale or Other Taxable Disposition of Common Shares" section below). However, we may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may be required to assume that any distribution by us with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares generally will not be eligible for the "dividends received deduction" generally applicable to corporations. Subject to applicable limitations and provided we are eligible for the benefits of the Canada-U.S. Tax Convention, or the Common Shares are readily tradable on a United States securities market, dividends paid by us to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that we not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in such Common Shares sold or otherwise disposed of. Gain or loss recognized on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Common Shares have been held for more than one year. Preferential tax rates may apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Tax Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of Common Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the Common Shares will be treated as foreign-source income, and generally will be treated as "passive category income" or "general category income" for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Common Shares generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of Canada-U.S. Tax Convention may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued (the "Foreign Tax Credit Regulations") impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has recently released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder's particular circumstances. Accordingly, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax laws certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. U. S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Common Shares generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

Certain Canadian Federal Income Tax Considerations for United States Residents

The following is a summary of certain Canadian federal income tax considerations generally applicable to the holding and disposition of our securities acquired by a holder who, at all relevant times, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act") (i) is not resident, or deemed to be resident, in Canada, (ii) deals at arm's length with us and underwriters that we have recently used, and is not affiliated with us or the underwriters that we have recently used, (iii) holds our common shares as capital property, (iv) does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business carried on or deemed to be carried on in Canada and (v) is not a "registered non-resident insurer" or "authorized foreign bank" (each as defined in the Tax Act), or other holder of special status, and (b) for the purposes of the Canada-U.S. Tax Convention (the "Tax Treaty"), is a resident of the United States, has never been a resident of Canada, does not have and has not had, at any time, a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Tax Treaty. Holders who meet all the criteria in clauses (a) and (b) above are referred to herein as "U.S. Holders", and this summary only addresses such U.S. Holders.

This summary does not deal with special situations, such as the particular circumstances of traders or dealers, tax exempt entities, insurers or financial institutions, or other holders of special status or in special circumstances. Such holders, and all other holders who do not meet the criteria in clauses (a) and (b) above, should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, the regulations thereunder in force at the date hereof  (the "Regulations"), the current provisions of the Tax Treaty, and our understanding of the administrative and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that such Proposed Amendments will be enacted in the form proposed. However, such Proposed Amendments might not be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative or assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada, which may differ significantly from those discussed in this summary.

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of our securities must generally be expressed in Canadian dollars. Amounts denominated in United States currency generally must be converted into Canadian dollars using the rate of exchange that is acceptable to the Canada Revenue Agency.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Holder, and no representation with respect to the Canadian federal income tax consequences to any particular U.S. Holder or prospective U.S. Holder is made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, all prospective purchasers (including U.S. Holders as defined above) should consult with their own tax advisors for advice with respect to their own particular circumstances.

Withholding Tax on Dividends

Amounts paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends on our common shares to a U.S. Holder will be subject to Canadian withholding tax. Under the Tax Treaty, the rate of Canadian withholding tax on dividends paid or credited by us to a U.S. Holder that beneficially owns such dividends and substantiates eligibility for the benefits of the Tax Treaty is generally 15% (unless the beneficial owner is a company that owns at least 10% of our voting stock at that time, in which case the rate of Canadian withholding tax is generally reduced to 5%)

Dispositions

A U.S. Holder will not be subject to tax under the Tax Act on a capital gain realized on a disposition or deemed disposition of a security, unless the security is "taxable Canadian property" to the U.S. Holder for purposes of the Tax Act and the U.S. Holder is not entitled to relief under the Tax Treaty.

Generally, the common shares will not constitute "taxable Canadian property" to a U.S. Holder at a particular time unless, at any time during the 60 month period immediately preceding the disposition, more than 50% of the fair market value of such security was derived, directly or indirectly, from one or any combination of: (i) real or immovable property situated in Canada, (ii) "Canadian resource properties" (as defined in the Tax Act), (iii) "timber resource properties" (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain other circumstances set out in the Tax Act, common shares could also be deemed to be "taxable Canadian property".

Provided that the common shares are listed on a "designated stock exchange" as defined in the Tax Act (which includes the TSXV) at the time of disposition, the common shares generally will not constitute "taxable Canadian property" of a U.S. Holder at that time unless, at any time during the 60 month period immediately preceding the disposition, the following two conditions are met concurrently: (i) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, partnerships in which the U.S. Holder or such non-arm's length person holds a membership interest (either directly or indirectly through one or more partnerships), or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of our company; and (ii) more than 50% of the fair market value of the shares of the company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain other circumstances set out in the Tax Act, common shares could also be deemed to be "taxable Canadian property".

U.S. Holders who may hold common shares as "taxable Canadian property" should consult their own tax advisors with respect to the application of Canadian capital gains taxation, any potential relief under the Tax Treaty, and special compliance procedures under the Tax Act, none of which is described in this summary.

F. Dividends and paying agents

Not applicable

G. Statement by experts

Not applicable

H. Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and files reports and other information with the SEC.  You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., 450 Fifth Street, N.W., Room 1024, Washington, DC  20549.  In addition, the SEC maintains a web site that contains reports and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The documents concerning our Company referred to in this Annual Report may be viewed at our principal executive offices, 1630-1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, during normal business hours. Copies of our financial statements and other continuous disclosure documents required under the Securities Act (British Columbia) are available for viewing on SEDAR+ at www.sedarplus.ca.

I. Subsidiary Information

See Item 4.C, "Organizational Structure", for the Company's material subsidiaries as at the date of this Annual Report.

J. Annual Report to Security Holders

Under continuous disclosure requirements under Canadian securities laws, the Company is required to file annually on SEDAR+ within 90 days following the end of each fiscal year, the following annual continuous disclosure filings (together, the "Annual Filings"):

(i) Management's Discussion and Analysis in respect of such fiscal year on Form 51-102F1 (the "Annual MD&A"),

(ii) the audited annual financial statements (the "Annual Financial Statements") prescribed by Section 4.1 of National Instrument 51-102 - Continuous Disclosure Obligations (as adopted by the Canadian Securities Administrators),

(iii) an annual information form on Form 51-102F2 (the "AIF"), and

(iv) officer certifications on Form 52-109F1 executed by, respectively, our Chief Executive Officer and our Chief Financial Officer.

If we do not file our annual report on Form 40-F for the relevant fiscal year, we will be required to provide the Annual Filings to the holders of our common shares in response to the requirements of Form 6-K.  In such circumstances, we will submit the Annual Filings to such security holders in electronic format in accordance with the EDGAR Filer Manual. As we did not file an annual report on Form 40-F for the year ended December 31, 2023, the Company filed a 6-K that included the Annual Filings for the year ended December 31, 2023 in accordance with the EDGAR Filer Manual on April 2, 2024.

Item 11 - Quantitative and Qualitative Disclosures About Market Risk

As at December 31, 2023, the Company's financial instruments consist of cash, marketable securities, accounts receivable, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments, other than the marketable securities, approximate their carrying values due to their short term to maturity. The Company's marketable securities, representing investments held in publicly traded entities, were classified as level 1 of the fair value hierarchy and measured at fair value using their quoted market price at period end.

The Company's financial instruments are exposed to certain financial risks, primarily liquidity risk, credit risk and market risk, including price risk. Details of the primary financial risks that the Company is exposed to are available in the notes to the Company's consolidated financial statements for the year ended December 31, 2023.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company proactively manages its capital resources and has in place a budgeting and cash management process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its current exploration plans and achieve its growth objectives. The Company ensures that there is sufficient liquidity available to meet its short-term business requirements, taking into account its anticipated cash outflows from exploration activities, and its holdings of cash and marketable securities. The Company monitors and adjusts, when required, these exploration programs as well as corporate administrative costs to ensure that adequate levels of working capital are maintained.

As at December 31, 2023, the Company had unrestricted cash of $7,313 (December 31, 2022 - $10,309, December 31, 2021 - $3,259), working capital surplus of $7,713 (December 31, 2022 - $10,554, December 31, 2021 - working capital deficit of $428), which the Company defines as current assets less current liabilities, and an accumulated deficit of $149,054 (December 31, 2022 - $131,841, December 31, 2021 - $156,749). During the year ended December 31, 2023, Fury Gold incurred a comprehensive loss of $17,219 (December 31, 2022 - income of $24,905, December 31, 2021 - loss of $16,790). With no source of operating cash flow, there is no assurance that sufficient funding will be available to conduct further exploration of its mineral properties.

The Company's contractual obligations are as follows:

	Within 1 year	2 to 3 years	Over 3 years	At December 31 2023
Accounts payable and accrued liabilities	$1,034	$-	$-	$1,034
Quebec flow-through expenditure requirements	1,223	-	-	1,223
Undiscounted lease payments	189	64	-	253
Total	$2,446	$64	$-	$2,510

The Company also makes certain payments arising on mineral claims and leases on an annual or bi-annual basis to ensure all the Company's properties remain in good standing. Cash payments of $298 were made during the year ended December 31, 2023, in respect of these mineral claims (December 31, 2022 - $215), with $78 recognized in prepaid expenses as at December 31, 2023 (December 31, 2022 - $78).

Credit risk

The Company's cash and accounts receivables are exposed to credit risk, which is the risk that the counterparties to the Company's financial instruments will cause a loss to the Company by failing to pay their obligations. The amount of credit risk to which the Company is exposed is considered insignificant as the Company's cash is held with highly rated financial institutions in interest-bearing accounts and the accounts receivable primarily consist of sales tax receivables and a receivable from a reputable supplier of services in Canada.

Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Significant market risks to which the Company is exposed are as follows:

i. Currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from the relevant functional currency (the Canadian dollar). The Company's foreign currency exposure related to its financial assets and liabilities held in US dollars was as follows:

	Years ended December 31
	2023	2022	2021
Financial assets
US$ bank accounts	$1	$1	$569
Financial liabilities
Accounts payable	(7)	(61)	(160)
	$(6)	$(60)	$409

A 10% increase or decrease in the US dollar to Canadian dollar exchange rate would not have a material impact on the Company's net loss.

ii. Price risk

The Company holds certain investments in marketable securities (note 8) which are measured at fair value, being the closing share price of each equity security at the date of the consolidated statements of financial position. The Company is exposed to changes in share prices which would result in gains and losses being recognized in the loss for the year. A 10% increase or decrease in the Company's marketable securities' share prices would not have a material impact on the Company's net loss.

Item 12 - Description of Securities Other than Equity Securities

Outstanding share purchase warrants

	Warrants outstanding	Exercise price ($/share)
Outstanding at December 31, 2020	1,626,740	$1.66
Issued	7,461,450	1.20
Exercised	(101,042)	1.46
Expired	(775,695)	1.42
Outstanding at December 31, 2021	8,211,453	$1.27
Expired during 2022	(750,003)	1.95
Outstanding at December 31, 2022 and 2023	7,461,450	$1.20

The following table reflects the warrants issued and outstanding as of December 31, 2023:

Expiry date	Warrants outstanding	Exercise price ($/share)
October 6, 2024	5,085,670	1.20
October 12, 2024	2,375,780	1.20
Total	7,461,450	1.20

Part II

Item 13 - Defaults, Dividend Arrearages, and Delinquencies

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its significant subsidiaries. There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

Item 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15 - Controls and Procedures

A. Disclosure Controls and Procedures

Disclosure controls and procedures ("DC&P") are defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of December 31, 2023, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including the CEO and CFO, of the effectiveness of the Company's DC&P. Based on that evaluation, the CEO and CFO concluded that such DC&P are effective as of December 31, 2023.

B. Management's annual report on internal control over financial reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"). Exchange Act Rules 13a-15(f) and 15d-15(f) define this as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

  pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company assets, or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

It is management's responsibility to establish and maintain adequate ICFR to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

The Company's management, including the Company's CEO and CFO, assessed the effectiveness of the Company's ICFR as of December 31, 2023, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2023, the Company's ICFR was effective.

C. Attestation report of the registered public accounting firm

The Company has concluded that, as at June 30, 2023, the Company did not qualify as either an "accelerated filer" or a  "large accelerated filer", as these terms are defined under the Exchange Act. Accordingly, the Company qualifies as a "non-accelerated filer" under the Exchange Act and, as such, management's report on the effectiveness of the Company's ICFR is not subject to attestation by the Company's registered public accounting firm. Accordingly, this Annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting.

D. Changes in internal control over financial reporting

There has been no change in the Company's internal control over financial reporting during the year ended December 31, 2023, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16 - [Reserved]

Item 16A - Audit committee financial expert

The current members of the Audit Committee are Steve Cook (Chairperson), Jeffrey Mason and Michael Hoffman. All current members of the Audit Committee are considered financially literate, and all are independent as such terms are defined under the NYSE American Company Guide.

The Company's Board of Directors has determined that Steve Cook, the Chair of the Audit Committee of the Board, is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act and Form 20-F) and is an independent director under applicable laws and regulations and the requirements of the NYSE American.

Item 16B - Code of Ethics

The Company's board of directors has adopted a Code of Business Conduct and Ethics governing directors, officers, employees and contractors.  The purpose of the Code of Business Conduct and Ethics is to deter wrongdoing and promote:

  honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

  avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

  full, fair, accurate, timely and understandable disclosure in reports and documents that Company files with, or submits to, the securities regulators and in other public communications made by Company;

  compliance with applicable governmental laws, rules and regulations;

  the prompt internal reporting to an appropriate person of violations of the Code of Business Conduct and Ethics;

  accountability for adherence to the Code of Business Conduct and Ethics;

  guidance to employees, contractors, officers and directors to help them recognize and deal with ethical issues; provide mechanisms to report unethical conduct; and

  the Company's culture of honesty and accountability.

The Code of Business Conduct and Ethics is available on the Company's website at  https://furygoldmines.com/about-us/governance/

During the most recently completed fiscal year, the Company has neither: (a) materially amended its Code of Ethics; nor (b) granted any waiver (including any implicit waiver) form any provision of its Code of Ethics.

Item 16C - Principal Accountant Fees and Services

The following table sets forth information regarding the amount billed and accrued to us by Deloitte LLP (PCAOB ID No. 1208) for the fiscal years ended December 31, 2023 and 2022:

Nature of Services	December 31, 2023	December 31, 2022
Audit Fees(1)	$425,521	$471,262
Audit-Related Fees(2)	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil
Total	$425,521	$471,262

Notes:

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits. In 2022 and 2023, the Audit Fees included fees incurred in connection with certain securities filings.

(2) "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

Item 16D - Exemptions from the Listing Standards for Audit Committees.

Not applicable

Item 16E - Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable

Item 16F - Change in Registrant's Certifying Accountant

Not applicable

Item 16G - Corporate Governance

The Company's common shares are listed in the United States on the NYSE American stock exchange ("NYSE American"). The Company is considered a "foreign issuer" under the NYSE American Company Guide as it is incorporated under the laws of the Province of British Columbia. Section 110 of the NYSE American Company Guide permits NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations. The Company's governance practices differ from those followed by U.S. domestic companies pursuant to NYSE American listing standards in the following manner:

• Quorum Requirements:

Section 123 of the NYSE American Company Guide requires that the quorum for meetings of shareholders of a listed company be not less than 33-1/3% of the issued and outstanding shares entitled to vote at a meeting of shareholders. The Company's quorum requirement is specified in its Articles as two shareholders, present in person or represented by proxy, who hold at least 25% of the issued shares entitled to be voted at each meeting of the shareholders of the Company. Accordingly, the Company does not satisfy the requirement of Section 123 of the NYSE American Company Guide that it have a quorum of not less than 33 1/3% of its outstanding shares.

• Solicitation of Proxies:

NYSE American requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to applicable SEC proxy rules. The Company is a foreign private issuer as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

• Shareholders Approval for Dilutive Private Placement Financings:

Section 713 of the NYSE American Company Guide requires that the Company obtain the approval of its shareholders for share issuances equal to 20 percent or more pre-issuance outstanding shares for a price which is less than the greater of book or market value of the shares. There is no such requirement for shareholder approval under British Columbia law or under the Toronto Stock Exchange, the Company's home country stock exchange. However, the rules of the Toronto Stock Exchange will require shareholder approval for (i) share issuances that materially affect control of the Company, and (ii) share issuances in connection with private placement or acquisition transactions where the number of shares to be issued exceeds 25% of the pre-issuance outstanding shares of the Company, on a non-diluted basis. The Company anticipates that it would seek a waiver from NYSE American's section 713 requirements should a proposed share issuance trigger the NYSE American shareholders' approval requirement in circumstances where the same financing does not trigger such a shareholder approval requirement under British Columbia law or under the rules of the Toronto Stock Exchange.

The foregoing are consistent with the laws, customs and practices in Canada.

Item 16H - Mine Safety Disclosure

Not applicable

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable

Item 16J. Insider Trading Policy

The Company's Board of Directors adopted an Insiders Trading policy on April 16, 2021 of which a copy is available on the Company's website at  https://furygoldmines.com/about-us/governance/.

Item 16K. Cybersecurity

We are in the process of establishing policies and processes for assessing, identifying, and managing material risks from cybersecurity threats, and plan to integrate these processes into our overall risk management systems and processes. We plan to assess material risks from cybersecurity threats, including any potential unauthorized occurrence on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

We have engaged third-party IT consultants to complete a cybersecurity audit of the Company's IT infrastructure and systems in past years. We plan to continue conducting annual risk assessments to identify cybersecurity threats, as well as assessments in the event of a material change in our business practices that may affect information systems and our broader enterprise IT environment. These risk assessments include identification of reasonably foreseeable internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks.

Following these risk assessments, we plan to design, implement, and maintain reasonable safeguards to minimize identified risks; reasonably address any identified gaps in existing safeguards; and regularly monitor the effectiveness of our safeguards.

Our overall risk management system plans to include:

  policies, standards and processes based upon National Institute of Standards and Technology ("NIST"), the International Organization for Standardization and other applicable industry standards;
  regular assessments and deployment technical safeguards to improve the protection of our information systems;
  the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;
  cybersecurity awareness training of our employees, incident response personnel, and senior management; and
  a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents.

We continue to make investments to enhance the protection of our information technology systems and our business from cybersecurity incidents

Part III

Item 17 - Financial Statements

See Item 18

Item 18 - Financial Statements

The Company's Annual Consolidated Financial Statements appear on pages F1-F36 of this Annual Report and are incorporated herein by reference. Our audited financial statements as prepared by our management and approved by the Board of Directors include:

  Consolidated Financial Statements for the Years Ended December 31, 2023, 2022 and 2021
  Independent Auditors' Report
  Consolidated Statements of Financial Position
  Consolidated Statements of (Earnings) Loss and Comprehensive (Income) Loss
  Consolidated Statements of Cash Flows
  Consolidated Statements of Changes in Shareholders' Equity
  Notes to the Consolidated Financial Statements

Item 19 - Exhibits

A. Financial Statements

The financial statements and the notes thereto as required under Item 18 are attached hereto and found immediately following the text of this Annual Report:

Description	Page
Annual Consolidated Financial Statements of the Company	F1-F36
Annual Consolidated Financial Statements of Dolly Varden	F37-F62

B. Index to Exhibits

Exhibit No.	Name
1.1	Certificate of Incorporation issued by the British Columbia Registrar of Companies under the British Columbia Business Corporations Act on June 9, 2008
1.2	Certificate of Name Change issued by the British Columbia Registrar of Companies under the British Columbia Business Corporations Act on October 15, 2013
1.3	Certificate of Name Change issued by the British Columbia Registrar of Companies under the British Columbia Business Corporations Act on October 8, 2020
1.4	Notice of Articles issued by the British Columbia Registrar of Companies under the British Columbia Business Corporations Act on September 6, 2023
1.5	Articles of the Company, as effective as of June 24, 2021
2.1	Description of Registered Securities
4.1	Long-Term Incentive Plan approved and effective as of June 29, 2023
4.2	Shared Services agreement with Universal Mineral Services Ltd
8.1	List of Subsidiaries of Fury Gold Mines Limited
11.1	Code of Business Conduct and Ethics policy
11.2	Insider Trading Policy
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Deloitte LLP
15.2	Technical Report Summary for the Eau Claire Project
15.3	Technical Report Summary for the Committee Bay Project
15.4	Consent of Bryan Atkinson, Qualified Person
15.5	Consent of David Frappier-Rivard, Person
15.6	Consent of Davidson & Company LLP
15.7	Proxy Information Circular dated May 20, 2023 for 2023 Annual Meeting, including report of the Compensation Commtitee
97.1	Policy For The Recovery Of Erroneously Awarded Incentive-Based Compensation
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FURY GOLD MINES LIMITED

By:	/s/ Phil van Staden
	Name:	Phil van Staden
	Title:	Chief Financial Officer

Date: May 6, 2024

(An exploration company)

CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Fury Gold Mines Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Fury Gold Mines Limited and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of (earnings) loss and comprehensive (income) loss, equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and December 2022, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2023, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for Equity Method Investment in Dolly Varden Silver Corporation ("Dolly Varden") - Refer to Notes 1 and 3 to the financial statements

Critical Audit Matter Description

The Company has a 22% interest in Dolly Varden where the remaining 78% interest is held by third-party investors. The Company has accounted for its interest in Dolly Varden under the equity method of accounting as it exercises significant influence, but not control. The Company's investment in an associate was initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, and for impairment losses.

We identified the accounting for equity method investment as a critical audit matter because of its significance to the Company's financial statements. This required an increased extent of audit effort, including the need to involve the auditor of Dolly Varden.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the equity method investment in Dolly Varden included the following, among others:

  Evaluated work performed at the underlying equity method investment through oversight of the auditor of Dolly Varden by obtaining and assessing information from the auditor to understand work performed, significant findings or issues identified, actions taken to address them, and conclusions reached;
  Agreed the underlying information of the equity method investment to the audited financial statements of the Company; and
  Performed procedures to evaluate subsequent events related to the equity method investment and to assess their impact, if any, on the financial information, up to the date of our auditor's report on the Company's financial statements.

/s/ Deloitte LLP
1208

Chartered Professional Accountants
Vancouver, Canada
April 2, 2024

We have served as the Company's auditor since 2015.

Fury Gold Mines Limited
Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars)
		At December 31	At December 31
	Note	2023	2022
Assets
Current assets:
Cash	7	$7,313	$10,309
Marketable securities	8	1,166	582
Accounts receivable		374	369
Prepaid expenses and deposits		592	602
		9,445	11,862
Non-current assets:
Restricted cash	7	144	144
Prepaid expenses and deposits		111	42
Property and equipment	9	588	931
Mineral property interests	10	142,639	145,190
Investments in associates	11	36,248	42,430
		179,730	188,737
Total assets		$189,175	$200,599

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities		$1,034	$1,148
Lease liability		154	160
Flow-through share premium liability	12	544	-
		1,732	1,308
Non-current liabilities:
Lease liability		74	227
Provision for site reclamation and closure	13	4,495	4,271
Total liabilities		$6,301	$5,806

Equity:
Share capital	15	$310,277	$306,328
Share option and warrant reserve	16	21,660	20,309
Accumulated other comprehensive loss		(9)	(3)
Deficit		(149,054)	(131,841)
Total equity		$182,874	$194,793
Total liabilities and equity		$189,175	$200,599

Commitments (notes 11(b), 20); Subsequent events (note 23).

Approved on behalf of the Board of Directors:

“Forrester A. Clark”	“Steve Cook”
Chief Executive Officer	Director

The accompanying notes form an integral part of these consolidated financial statements.

Fury Gold Mines Limited	F-1

Fury Gold Mines Limited
Consolidated Statements of (Earnings) Loss and Comprehensive (Income) Loss
(Expressed in thousands of Canadian dollars, except per share amounts)
Years ended December 31
	Note	2023	2022	2021
Operating expenses:
Exploration and evaluation	14	$9,311	$9,217	$15,355
Fees, salaries and other employee benefits		2,630	3,199	3,694
Insurance		646	728	637
Legal and professional		863	804	1,983
Marketing and investor relations		737	809	1,093
Office and administration		384	398	606
Regulatory and compliance		275	218	371
		14,846	15,373	23,739

Other (income) expense, net:
Net gain on disposition of mineral interests	6 & 10	(468)	(48,390)	-
Losses on marketable securities	8	655	135	1,180
Net loss from associates	11	6,182	5,880	-
Amortization of flow-through share premium	12	(3,345)	(3,124)	(4,520)
Impairment expense	11	-	5,506	42
Accretion on provision for site reclamation and closure	13	148	94	69
Interest expense		61	115	98
Interest income		(590)	(228)	(36)
Foreign exchange loss		13	9	14
Other		-	(91)	39
		2,656	(40,094)	(3,114)
(Earnings) loss before taxes		17,502	(24,721)	20,625
Income tax recovery	5d	(289)	(187)	(3,835)
Net (earnings) loss for the year		17,213	(24,908)	16,790

Other comprehensive loss, net of tax

Unrealized currency loss on translation of foreign operations	3s	6	3	-
Total comprehensive (income) loss for the year		$17,219	$(24,905)	$16,790

(Earnings) loss per share:
Basic and diluted (earnings) loss per share	19	$0.12	$(0.18)	$0.14

The accompanying notes form an integral part of these consolidated financial statements.

Fury Gold Mines Limited	F-2

Fury Gold Mines Limited
Consolidated Statements of Equity
(Expressed in thousands of Canadian dollars, except share amounts)
	Number of common shares	Share capital	Share option and warrant reserve	Accumulated other comprehensive loss	Deficit	Total
Balance at December 31, 2020	117,823,857	$294,710	$11,521	$-	$(139,959)	$166,272
Comprehensive loss for the year	-	-	-	-	(16,790)	(16,790)
Shares issued pursuant to the purchase of a royalty, net of share issue costs	328,767	290	-	-	-	290
Shares issued pursuant to private placement, net of share issue costs	7,461,450	5,385	-	-	-	5,385
Share options exercised	5,834	6	(1)	-	-	5
Warrants exercised	101,042	159	(12)	-	-	147
Fair value of warrants issued	-	(5,086)	5,086	-	-	-
Share-based compensation	-	-	2,046	-	-	2,046
Balance at December 31, 2021	125,720,950	$295,464	$18,640	$-	$(156,749)	$157,355
Comprehensive income (loss) for the year	-	-	-	(3)	24,908	24,905
Shares issued pursuant to offering, net of share issue costs	13,750,000	10,864	-	-	-	10,864
Share-based compensation	-	-	1,669	-	-	1,669
Balance at December 31, 2022	139,470,950	$306,328	$20,309	$(3)	$(131,841)	$194,793
Comprehensive loss for the year	-	-	-	(6)	(17,213)	(17,219)
Shares issued pursuant to offering, net of share issue costs (note 15b(i))	6,076,500	3,949	-	-	-	3,949
Share-based compensation (note 16a)	197,345	-	1,351	-	-	1,351
Balance at December 31, 2023	145,744,795	$310,277	$21,660	$(9)	$(149,054)	$182,874

The accompanying notes form an integral part of these consolidated financial statements.

Fury Gold Mines Limited	F-3

Fury Gold Mines Limited
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)
		Years ended December 31
	Note	2023	2022	2021
Operating activities:
Earnings (loss) for the year		$(17,213)	$24,908	$(16,790)
Adjusted for:
Interest income		(590)	(228)	(36)
Items not involving cash:
Net gain on disposition of mineral interests	6 & 10	(468)	(48,390)	-
Losses on marketable securities	8	655	135	1,180
Depreciation	9	343	341	371
Impairment expense	11	-	5,506	42
Net loss from associates	11	6,182	5,880	-
Amortization of flow-through share premium	12	(3,345)	(3,124)	(4,520)
Accretion of provision for site reclamation and closure	13	148	94	69
Share-based compensation	16	1,351	1,669	2,046
Interest expense		61	100	98
Other		-	-	1
Changes in non-cash working capital	18	(184)	(903)	266
Cash used in operating activities		(13,060)	(14,012)	(17,273)
Investing activities:
Interest income		590	228	36
Acquisition of mineral interests, net of cash acquired	10	-	(1,281)	-
Acquisition of Eastmain Resources Inc, net of cash acquired		-	-	(1,210)
Option payment received	10	125	310	150
Acquisition of Universal Mineral Services Ltd	11	-	(1)	-
Acquisition of Homestake Ridge royalty, inclusive of fees		-	-	(110)
Proceeds from disposition of mineral interests, net of transaction costs	6	1,350	4,479	-
Proceeds from disposition of investment in associate, net of transaction costs	11	-	6,774	-
Proceeds from sale of marketable securities	8	381	-	1,000
Property and equipment additions, net of disposals		-	-	(87)
Marketable securities additions	8	-	(60)	-
Decrease (increase) in restricted cash	7	-	(14)	35
Cash provided by used in investing activities		2,446	10,435	186
Financing activities:
Proceeds from issuance of common shares, net of costs	15	7,838	10,864	5,385
Lease payments		(214)	(235)	(180)
Proceeds from share option and warrant exercises	16	-	-	152
Cash provided by financing activities		7,624	10,629	5,357
Effect of foreign exchange on cash		(6)	(2)	-
Increase (decrease) in cash		(2,996)	7,050	(12,102)
Cash, beginning of the year		10,309	3,259	15,361
Cash, end of the year	7	$7,313	$10,309	$3,259

Supplemental cash flow information (note 18).

The accompanying notes form an integral part of these consolidated financial statements.

Fury Gold Mines Limited	F-4

Note 1: Nature of operations

Fury Gold Mines Limited (the "Company" or "Fury Gold") was incorporated on June 9, 2008, under the Business Corporations Act (British Columbia) and is listed on the Toronto Stock Exchange and the NYSE-American, with its common shares trading under the symbol FURY. The Company's registered and records office is at 1500-1055 West Georgia Street Vancouver, BC, V6E 4N7 and the mailing address is 1630-1177 West Hastings Street, Vancouver, BC, V6E 2K3.

The Company's principal business activity is the acquisition and exploration of resource projects in Canada. At December 31, 2023, the Company had two principal projects: Eau Claire in Quebec and Committee Bay in Nunavut. At December 31, 2023, the Company held a 50.022% interest in the Eleonore South Joint Venture ("ESJV"), which was then increased to 100% as part of a transaction that closed on February 29, 2024.

Sale of Homestake Resources Corporation ("Homestake Resources")

On December 6, 2021, the Company entered into a definitive agreement (the "Purchase Agreement") with Dolly Varden Silver Corporation ("Dolly Varden") pursuant to which the Company agreed to sell to Dolly Varden a 100% interest in Fury Gold's wholly owned subsidiary, Homestake Resources in exchange for $5,000 in cash and 76,504,590 common shares in Dolly Varden. Homestake Resources is the owner of a 100% interest in the Homestake Ridge gold-silver project which is located adjacent to the Dolly Varden Project owned by Dolly Varden in the Golden Triangle, British Columbia ("the Dolly Varden Transaction"). The Dolly Varden Transaction completed on February 25, 2022. As a result, Fury acquired the 76,504,590 Dolly Varden Shares on February 25, 2022, representing approximately 35.33% of the Dolly Varden Shares outstanding and 32.88% of Dolly Varden on a fully diluted basis as of that date.

In connection with the Dolly Varden Transaction and as contemplated in the Purchase Agreement, Dolly Varden and Fury Gold have also entered into an investor rights agreement dated February 25, 2022 (the "Investor Rights Agreement"). Pursuant to its obligations under the Investor Rights Agreement, Dolly Varden has appointed Forrester "Tim" Clark, the Chief Executive Officer ("CEO") of Fury Gold, and Michael Henrichsen, the Chief Geological Officer of Fury Gold, to the board of directors of Dolly Varden.

(a) On October 13, 2022, the Company announced that it had completed a non-brokered sale agreement to sell 17,000,000 common shares of Dolly Varden at $0.40 per share, representing approximately 7.4% of the outstanding common shares (note 11). The net proceeds received by the Company upon close of the transaction was $6,774. As of December 31, 2023, the Company held a 22.03% interest in Dolly Varden.

(b) On March 12, 2024, the Company sold 5,450,000 common shares of Dolly Varden at $0.735 per Share for gross proceeds of $4,006, thus reducing its position to 19.99% of Dolly Varden, and decreasing its right to one director on Dolly Varden under its Investors Rights Agreement, to which notice have been given. (Note 23g).

Acquisition of 25% equity interest in Universal Mineral Services Ltd. ("UMS")

On April 1, 2022, the Company purchased a 25% share interest in UMS, a private shared-services provider for nominal consideration. The remaining 75% of UMS is owned equally by three other junior resource issuers, namely Tier One Silver Inc, Coppernico Metals Inc, and Torq Resources Inc. who share a head office location in Vancouver, BC. Previously, UMS had been privately owned by a director in common, Mr. Ivan Bebek, then subsequently from January 1, 2022, by Mr. Steve Cook, another director in common, until March 31, 2022.

UMS is the private company through which its shareholders, including Fury Gold, share geological, financial, and transactional advisory services as well as administrative services on a full cost recovery basis. Having these services available through UMS, on an as needed basis, allows the Company to maintain a more efficient and cost-effective corporate overhead structure by hiring fewer full-time employees and engaging outside professional advisory firms less frequently. The agreement has an indefinite term and can be terminated by either party upon providing 180 days notice.

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	F-5

Increase in ownership interest of Éléonore South Joint Venture ("ESJV") and amended joint venture arrangement

On September 12, 2022, the Company and its joint operation partner Newmont Corporation ("Newmont"), through their respective subsidiaries, completed the acquisition of the remaining approximately 23.77% participating interest of Azimut Exploration Inc. in the ESJV, on a pro-rata basis. As a result of the transaction, the 100% ESJV participating interests at December 31, 2022 and 2023 were held 50.022% by the Company and 49.978% by Newmont, with Fury Gold remaining operator under an amended and restated joint operating agreement.

Subsequent to December 31, 2023, the Company and its joint operation partner Newmont Corporation ("Newmont"), through their respective subsidiaries, entered into a new agreement whereby the Company acquired 100% control of the interests, consolidating these properties into the Company's portfolio. The transaction closed on February 29, 2024 (note 23d).

Note 2: Basis of presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), effective for the year ended December 31, 2023. IFRS comprises IFRSs, International Accounting Standards ("IASs"), and interpretations issued by the IFRS Interpretations Committee ("IFRICs"), and the former Standing Interpretations Committee ("SICs").

These consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on April 2, 2024.

Note 3: Material Accounting Policy Information

a) Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for those assets and liabilities that are measured at revalued amounts or fair values at the end of each reporting period.

b) Currency of presentation

The Company's presentation currency is the Canadian ("CAD") dollar. All amounts, with the exception of per share amounts, are expressed in thousands of Canadian dollars, unless otherwise stated. References to US$ are to United States ("US") dollars.

c) Basis of preparation and consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. All intercompany balances and transactions have been eliminated.

The subsidiaries (with a beneficial interest of 100%) of the Company as at December 31, 2023 were as follows:

Subsidiary	Place of incorporation	Functional currency
Eastmain Mines Inc. ("Eastmain Mines") (a)	Canada	CAD
Eastmain Resources Inc. ("Eastmain")	ON, Canada	CAD
Fury Gold USA Limited ("Fury Gold USA") (b)	Delaware, U.S.A.	USD
North Country Gold Corp. ("North Country")	BC, Canada	CAD

(a) The entity is incorporated federally in Canada.

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	F-6

(b) Fury Gold USA provided certain administrative services with respect to employee benefits for US resident personnel.

Investments in associates and joint arrangements

These consolidated financial statements also include the following joint arrangements and investments in associates:

Associates and joint arrangement	Ownership interest	Location	Classification and accounting method
Dolly Varden	22.030%	BC, Canada	Associate; equity method
UMS	25.000%	BC, Canada	Associate; equity method
ESJV	50.022%	Quebec, Canada	Joint operation

d) Foreign currency translation

The financial statements of the Company and each of its subsidiaries are prepared in its functional currency determined on the basis of the currency of the primary economic environment in which such entities operate. The presentation and functional currency of the Company and each of its subsidiaries, with the exception of Fury Gold USA, is the Canadian dollar. Fury Gold USA's functional currency has been determined to be the US dollar.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing at the transaction dates. At each reporting date, monetary items denominated in foreign currencies are translated into the entity's functional currency at the then prevailing rates and non-monetary items measured at historical cost are translated into the entity's functional currency at rates in effect at the date the transaction took place.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are included in the consolidated statements of loss and comprehensive loss for the period in which they arise.

e) Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid short-term investments that are readily convertible to cash and have maturities with terms of less than ninety days and/or with original maturities over ninety days but redeemable on demand without penalty. As at December 31, 2023 and 2022, the Company did not have any cash equivalents.

f) Property and equipment

Property and equipment are stated at cost less accumulated amortization and impairment losses. Amortization is calculated using the straight-line method over the estimated useful lives as follows:

• Computer equipment	3 years

• Machinery and equipment	5-10 years

• Right-of-use ("ROU") assets	the lease term, unless the transfer of the asset ownership is reasonably certain at the end of the lease term, whereupon depreciation is over the useful life.

g) Mineral property interests and exploration expenditures

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing historical characteristic of many properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties is in good standing.

The Company accounts for mineral property interests in accordance with IFRS 6 - Exploration for and evaluation of mineral properties ("IFRS 6").

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	F-7

Costs directly related to acquiring the legal right to explore a mineral property including acquisition of licenses, mineral rights, and similar acquisition costs are recognized and capitalized as mineral property interests. Acquisition costs incurred in obtaining the legal right to explore a mineral property are deferred until the legal right is granted and thereon reclassified to mineral property interests. Transaction costs incurred in acquiring an asset are deferred until the transaction is completed and then included in the purchase price of the asset acquired.

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation activities including, but not limited to, researching and analyzing existing exploration data, conducting geological studies, exploration drilling and sampling, and payments made to contractors and consultants in connection with the exploration and evaluation of the property, are expensed in the period in which they are incurred as exploration and evaluation costs on the consolidated statements of loss and comprehensive loss.

Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed as administrative costs in the period in which they occur.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to exploration and evaluation costs.

When a project is deemed to no longer have commercially viable prospects to the Company, all capitalized acquisition costs in respect of that project are deemed to be impaired. As a result, those costs, in excess of the estimated recoverable amount, are expensed to the consolidated statements of loss and comprehensive loss.

The Company assesses mineral property interests for impairment when facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to sell and its value in use.

Once the technical feasibility and commercial viability of extracting the mineral resources has been determined, the property is considered to be a mine under development at which point the assets and further related costs no longer fall under the guidance of IFRS 6.

(h) Joint arrangement

The Company conducts a portion of its business through a joint arrangement where the parties are bound by contractual arrangements establishing joint control with decisions about the relevant activities that significantly affect the returns of the investee requiring unanimous consent. A joint arrangement is classified as either a joint operation or a joint venture, subject to the terms that govern each investor's rights and obligations in the arrangement.

In a joint operation, the investor has rights and obligations to the separate assets and liabilities of the investee, therefore the Company recognizes its share of the assets, liabilities, revenue, and expenses of the joint arrangement.

(i) Investments in associates

The Company conducts a portion of its business through equity interests in associates. An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint venture. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policy decisions.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company's investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, and for impairment losses after the initial recognition date. The Company's share of an associate's losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company's share of earnings and losses of its associate are recognized in net (earnings)/loss during the period.
Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	F-8

j) Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets to determine whether there are any indicators of impairment. If any such indicator exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Where the asset does not generate cash inflows that are independent from other assets, the Company estimates the recoverable amount of the Cash Generating Unit ("CGU") to which the asset belongs. Any intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired. An asset's recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount and an impairment loss is recognized immediately in the consolidated statements of loss and comprehensive loss. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized. A reversal of impairment is recognized in the consolidated statements of (earnings) loss and comprehensive (income) loss.

k) Leases

The Company assesses if a contract is or contains a lease at inception of the contract. Control is considered to exist if the contract conveys the right to control the use of an identified asset during the term of the lease. When a lease is identified, a right-of-use asset and a corresponding lease liability are recognized, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the Company recognizes the lease payments as an expense in profit or loss on a straight-line basis.

Right-of-use assets, which are included in property and equipment, are recognized at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs and decommissioning and restoration costs, less any lease incentives received. Right-of-use assets are depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis, except where ownership is expected to be transferred at the end of the lease, whereby the asset is depreciated over its useful life.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by using the rate implicit in the lease or the Company's incremental borrowing rate, if the rate implicit in the lease cannot be determined. Lease payments included in the measurement of the lease liability are:

  fixed payments (including in-substance fixed payments), less any lease incentives receivable;
  variable payments that depend on an index or rate;
  amount expected to be payable by the lessee under residual value guarantees;
  exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and
  penalties for terminations, unless the Company is reasonably certain the options will not be exercised.

l) Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.
Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	F-9

m) Provision for site reclamation and closure

An obligation to incur rehabilitation and site restoration costs arises when an environmental disturbance is caused by the exploration, development, or on-going production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project as soon as the obligation to incur such costs arises, as well when changes in estimates occur year over year. These costs are charged to the consolidated statements of loss and comprehensive loss over the life of the operation through amortization and the unwinding of the discount in the provision.

n) Flow-through common shares

Canadian income tax legislation permits companies to issue flow-through instruments whereby the income tax deductions generated by eligible expenditures of the Company, defined in the Income Tax Act (Canada) as qualified Canadian exploration expenses ("CEE"), are claimed by the investors rather than by the Company. Shares issued on a flow-through basis are typically sold at a premium above the market share price which relates to the tax benefits that will flow through to the investors. The Company often issues flow-through shares as part of its equity financing transactions in order to fund its Canadian exploration activities. The Company estimates the portion of the proceeds attributable to the premium as being the excess of the flow-through share price over the market share price of the common shares without the flow-through feature at the time of issuance. The premium is recorded as a liability which represents the Company's obligation to spend the flow-through funds on eligible expenditures and is amortized through the consolidated statements of (earnings) loss and comprehensive (income) loss as the eligible expenditures are incurred.

o) (Earnings) Loss per share

Basic (earnings) loss per share is calculated by dividing the net (earnings) loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. The diluted loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding on a diluted basis. The weighted average number of shares outstanding on a diluted basis takes into account the additional shares for the assumed exercise of share options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding share options were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

p) Share-based compensation

Options

From time to time, the Company grants share options to employees and non-employees. An individual is classified as an employee, versus a non-employee, when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of share options, measured using the Black-Scholes option pricing model at the date of grant, is charged to the consolidated statements of loss and comprehensive loss over the vesting period. Performance vesting conditions and forfeitures are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest.

Where the terms and conditions of options are modified before they vest, any change in the fair value of the options, measured immediately before and after the modification, is also charged to the consolidated statements of loss and comprehensive loss over the remaining vesting period.

Equity instruments granted to non-employees are recorded in the consolidated statements of loss and comprehensive loss at the fair value of the goods or services received, unless they are related to the issuance of shares. Costs related to the issuance of shares are recorded as a reduction of share capital.

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	F-10

When the value of goods or services received in exchange for a share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

All equity-settled share-based payments are recorded in the share option and warrant reserve until exercised. Upon exercise, shares are issued from treasury and the amount previously recorded in share option and warrant reserve is reclassified to share capital along with any consideration paid.

Deferred, Performance and Restricted Share Units ("DSU", "PSU" and "RSU")

Under the Company's Long-term incentive ("LTI") plan, the board can issue DSU's, PSU's or RSU's to eligible members of management and or the board. The fair value of these shares will be determined at the time that they are granted and will be charged to the consolidated statements of (earnings) loss and comprehensive (income) loss at the time all vesting criteria have been met.

DSU's, PSU's or RSU's issued under the Company's LTI plan vest on or before the third anniversary of the grant or as otherwise provided and may be settled in the form of the Company's common shares or, at the option of the Company, the cash equivalent based on the market price of the common shares as of the vesting date.

The Company has historically settled RSUs in common shares. The Company has no present obligation to settle these in cash.

q) Income taxes

Income tax reported in the consolidated statements of loss and comprehensive loss for the period presented comprises current and deferred income tax. Income tax is recognized in the consolidated statements of (earnings) loss and comprehensive (income) loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax for each taxable entity in the Company is based on the local taxable income at the local statutory tax rate enacted or, substantively enacted, at the reporting date and includes any adjustments to tax payable or recoverable with regards to previous periods.

Deferred income tax is determined using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred income tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using the expected future tax rates enacted or substantively enacted at the reporting date.

A deferred income tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are offset only when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

r) Financial instruments

The Company recognizes financial assets and liabilities on its consolidated statements of financial position when it becomes a party to the contract creating the asset or liability.

On initial recognition, all financial assets and liabilities are recorded by the Company at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as fair value through profit or loss for which transaction costs are expensed in the period in which they are incurred.

i) Amortized cost

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	F-11

Financial assets that meet the following conditions are measured subsequently at amortized cost:

  the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

  the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method.

ii) Fair value through other comprehensive income ("FVTOCI")

Financial assets that meet the following conditions are measured at FVTOCI:

  the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

  the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company does not have any financial assets classified as FVTOCI at December 31, 2023 and 2022.

iii) Financial assets measured subsequently at fair value through profit or loss ("FVTPL")

By default, all other financial assets are measured subsequently at FVTPL.

The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases. Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship. Fair value is determined in the manner described in note 20.

iv) Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements, and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company's own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue, or cancellation of the Company's own equity instruments.

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading, or designated as at FVTPL, are measured at amortized cost using the effective interest method.

v) Impairment

The Company recognizes a loss allowance for expected credit losses on its financial assets. The amount of expected credit losses is updated at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.
Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	F-12

(s) Other Comprehensive (Income) loss

Other comprehensive (income) loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Comprehensive (income) loss comprises net (earnings) loss and other comprehensive loss. Foreign currency translation differences arising on translation of subsidiaries with a different functional currency are also included in other comprehensive loss.

Note 4: Changes in accounting standards

Application of new and revised accounting standards:

The Company has adopted the following amended accounting standards and policies effective January 1, 2023. There was no impact to the Company's financial statements for the year ended December 31, 2023 upon adoption.

Amendments to IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements - Disclosure of Accounting Policies

The Company has adopted the amendments to IAS 1 in the current year. The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term 'significant accounting policies' with 'material accounting policy information'. Accounting policy information is material if, when considered together with other information included in an entity's financial statements, it can reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

There was no impact to the Company's financial statements for the year ended December 31, 2023 upon adoption.

Amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors - Definition of Accounting Estimates

The amendments introduce a definition of 'accounting estimates' and clarify the difference between changes in accounting policies and changes in accounting estimates.

There was no impact to the Company's financial statements for the year ended December 31, 2023 upon adoption.

Amendments to IAS 12 - Income Taxes - Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The Company has adopted the amendments to IAS 12 in the current year. The amendments narrow the scope of the initial recognition exemption ("IRE") so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will need to recognize a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision.

There was no impact to the Company's financial statements for the year ended December 31, 2023 upon adoption.

Amendments to IAS 12 - Income Taxes International Tax Reform - Pillar Two

The Company has adopted the amendments to IAS 12 in the current year. The IASB amends the scope of IAS 12 to clarify that the Standard applies to income taxes arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by the OECD, including tax law that implements qualified domestic minimum top-up taxes described in those rules.

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	F-13

The amendments introduce a temporary exception to the accounting requirements for deferred taxes in IAS 12, so that an entity would neither recognise nor disclose information about deferred tax assets and liabilities related to Pillar Two income taxes.

There was no impact to the Company's financial statements for the year ended December 31, 2023 upon adoption.

New and amended standards not yet effective:

The following new and amended standards, which are not yet effective, have not been applied by the Company in these financial statements.

Amendments to IAS 1 Presentation of Financial Statements - Classification of Liabilities as Current or Non-current

The amendments to IAS 1 published in January 2020 affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items.

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of 'settlement' to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The amendments are applied retrospectively for annual periods beginning on or after 1 January 2024, with early application permitted.

Management does not expect the adoption of these amendments would have a material impact to the Company's financial statements.

Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures - Supplier Finance Arrangements

The amendments add a disclosure objective to IAS 7 stating that an entity is required to disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity's liabilities and cash flows. In addition, IFRS 7 was amended to add supplier finance arrangements as an example within the requirements to disclose information about an entity's exposure to concentration of liquidity risk.

Management does not expect the adoption of these amendments would have a material impact to the Company's financial statements.

Amendment to IFRS 16 Leases - Lease Liability in a Sale and Leaseback

The amendments to IFRS 16 add subsequent measurement requirements for sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale. The amendments require the seller-lessee to determine 'lease payments' or 'revised lease payments' such that the seller-lessee does not recognise a gain or loss that relates to the right of use retained by the seller-lessee, after the commencement date.

The amendments are effective for annual reporting periods beginning on or after 1 January 2024. Earlier application is permitted.

Management does not expect the adoption of these amendments would have a material impact to the Company's financial statements.
Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	F-14

Note 5: Critical accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management's experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

Critical accounting judgments exercised in applying accounting policies, apart from those involving estimates, which have the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

(a) Functional currency

The functional currency for each of the Company's subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

(b) Economic recoverability and probability of future economic benefits of mineral property interests

Management has determined that the acquisition of mineral properties and related costs incurred, which have been recognized on the consolidated statements of financial position, are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geological data, scoping studies, accessible facilities, and existing and future permits.

(c) Indications of impairment of assets

Assessments of impairment indicators are performed at the Cash Generating Unit ("CGU") level and judgment is involved in assessing whether there is any indication that an asset or a CGU may be impaired. The assessment of the impairment indicators involves the application of a number of significant judgments and estimates to certain variables, including metal price trends, exploration plans for properties, and the results of exploration and evaluation to date.

(d) Income taxes

The provision for income taxes and composition of income tax assets and liabilities requires management's judgment. The application of income tax legislation also requires judgment in order to interpret legislation and to apply those findings to the Company's transactions.

Credit on duties refundable for loss and refundable tax credits for resource investment

The Company is entitled to a refundable credit on duties of 12% for eligible losses under the Quebec Mining Duties Act and a refundable resource investment tax credit of 38.75% under the Quebec Income Tax Act. These credits are applicable to qualified exploration expenditures on properties located within the province of Quebec. Application for these credits is subject to verification and, as such, they are recognized only when they are received or when a notice of assessment confirming the amount to be paid is issued. During the year ended December 31, 2023, the Company received a refund of $307 consisting of $304 principal and $3 interest (December 31, 2022 - $187, December 31, 2021 - $3,835) which was classified as income tax recoveries on the consolidated statements of (earnings) loss and comprehensive (income) loss.

(e) Determination of control of subsidiaries and joint arrangements

Judgement is required to determine when the Company has control of subsidiaries or joint control of joint arrangements. This requires an assessment of the relevant activities of the investee, being those activities that significantly affect the investee's returns (including operating and capital expenditure decision-making, financing of the investee, and the appointment, remuneration, and termination of key management personnel) and when the decisions in relation to those activities are under the control of the Company or require unanimous consent from the investors.

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	F-15

(f) Investments in associates

The Company conducts a portion of its business through equity interests in associates. An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint venture. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policy decisions.

(g) Financial instruments

Financial instruments are assessed upon initial recognition to determine whether they meet the definition of a financial asset, financial liability, or equity instrument depending on the substance of the contractual arrangement. Judgement is required in making this determination as the substance of a transaction may differ from its legal form. Once a determination is made, IFRS requires that financial instruments be measured at fair value on initial recognition. For financial instruments that do not have quoted market prices or observable inputs, judgements are made in determining what are appropriate inputs and assumptions to use in calculating the fair value.

Key sources of estimation uncertainty that have significant risk of causing a material adjustment to the carrying amount of assets and liabilities are as follows:

(h) Reclamation obligations

Management assesses its reclamation obligations annually and when circumstances suggest that a material change to the obligations have occurred. Significant estimates and assumptions are made in determining the provision for site reclamation and closure because there are numerous factors that will affect the ultimate liability that becomes payable. These factors include estimates of the extent, the timing, and the cost of reclamation activities, regulatory change, cost increases, and changes in discount rates. Those uncertainties may result in actual expenditures differing from the amounts currently provided. The provision at the reporting date represents management's best estimate of the present value of the future reclamation costs required. Changes to estimated future costs are recognized in the consolidated statements of financial position by adjusting the reclamation asset and liability.

Key assumptions included in the estimate of the reclamation obligations for the Company's properties in Quebec and Nunavut were as follows:

		Years ended December 31
	2023	2022	2021
Risk-free interest rate	3.02%	3.28%	1.68%
Annual inflation	2.25%	2.50%	2.50%

(i) Share-based compensation

The Company determines the fair value of equity-settled share-based payments using the fair value of the equity instruments at the grant date. For options granted, the Company uses the Black‐Scholes option pricing model. This option pricing model requires the development of market-based subjective inputs, including the risk-free interest rate, expected price volatility, and expected life of the option. Changes in these inputs and the underlying assumption used to develop them can materially affect the fair value estimate.

(j) Deferred tax assets and liabilities

Management judgment and estimates are required in assessing whether deferred tax assets and deferred tax liabilities are recognized in the consolidated statements of financial position. Judgments are made as to whether future taxable profits will be available in order to recognize deferred tax assets. Assumptions about the generation of future taxable profits depend on management's estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, and other capital management transactions. These judgments and assumptions are subject to risk and uncertainty, and changes in circumstances may alter expectations which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the consolidated statements of financial position and the benefit of other tax losses and temporary differences not yet recognized.

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	F-16

Note 6: Sale of Homestake Resources

On February 25, 2022, the Company completed the sale of Homestake Resources to Dolly Varden for cash proceeds of $5,000 and 76,504,590 common shares of Dolly Varden (note 1). The Company's resulting interest in Dolly Varden represented approximately 35.3% of the issued and outstanding common shares of Dolly Varden on February 25, 2022, which has been accounted for using the equity method (note 3i). The Company recognized a gain of $48,390, net of transaction costs of $589, on the date of disposition, calculated as follows:

Net assets derecognized:	Total
Mineral interests	$16,460
Reclamation bond	68
$16,528
Net proceeds:
Cash	$5,000
Working capital adjustment	68
76,504,590 common shares of Dolly Varden	60,439
Transaction costs	(589)
$64,918
Net gain on disposition	$48,390

The fair value of the common shares of Dolly Varden received on date of disposition is based on the market price of the shares at the date of disposition of $0.79 per share.

The Company had sufficient non-capital losses at December 31, 2022 to offset the capital gain arising on disposition of Homestake Resources. As such, there was nil tax payable on the sale of Homestake Resources.

Note 7: Cash and restricted cash

	At December 31
	2023	2022
Cash	$7,313	$10,309
Restricted cash	144	144
	$7,457	$10,453

Restricted cash includes an amount of $75 (December 31, 2022 - $75) in connection with an irrevocable standby letter of credit in favor of Kitikmeot Inuit Association in connection with the Company's Committee Bay project. Restricted cash is classified as a non-current asset and is not available for use within one year of the date of the consolidated statements of financial position.

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	F-17

Note 8: Marketable securities

Total
Balance at December 31, 2021	$605
Additions	110
Unrealized net loss	(135)
Balance at December 31, 2022	$582
Additions	1,619
Sale of marketable securities	(381)
Realized gain on disposition	293
Unrealized net loss	(947)
Balance at December 31, 2023	$1,166

During the year ended December 31, 2023 the Company received 3,500,000 common shares of Ophir Gold Corp in respect of the sale of certain mineral claims in Quebec. Additionally, the Company received 650,000 Q2 Metals Corp common shares as settlement for a royalty extinguishment agreement which had nil carrying value at the time of the transaction as well as 1,237,216 Benz Mining Corp common shares as part of the 3rd option payment for the Eastmain Mine property agreement.

Purchases and sales of marketable securities are accounted for as of the trade date.

Note 9: Property and equipment

Property and equipment are recorded at cost, and at December 31, 2023, 2022 and 2021, were comprised as follows:

	Machinery and equipment	Office lease	Other	Total
Cost
At December 31, 2021	$2,191	$531	$11	$2,733
Additions during 2022	81	-	-	81
At December 31, 2022 and 2023	$2,272	$531	$11	$2,814

Accumulated depreciation
At December 31, 2021	$(1,389)	$(150)	$(3)	$(1,542)
Depreciation for the year	(204)	(133)	(4)	(341)
At December 31, 2022	$(1,593)	$(283)	$(7)	$(1,883)
Depreciation for the year	(205)	(134)	(4)	(343)
At December 31, 2023	$(1,798)	$(417)	$(11)	$(2,226)

Net book value
At December 31, 2022	$679	$248	$4	$931
At December 31, 2023	$474	$114	$-	$588

Note 10: Mineral property interests

The Company's principal resource properties are located in Canada.

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	F-18

Quebec

The Company maintains interests in 12 properties within the James Bay region of Quebec. The principal projects are:

Eau Claire

The Company owns a 100% interest in the Eau Claire project located immediately north of the Eastmain reservoir, approximately 10 kilometres ("km") northeast of Hydro Quebec's EM-1 hydroelectric power facility, 80 km north of the town of Nemaska, 320 km northeast of the town of Matagami, and 800 km north of Montreal, Quebec. The property consists of map-designated claims totaling approximately 23,000 hectares.

Eastmain Mine

The Eastmain Mine project hosts the Eastmain Mine gold deposit. The past-producing Eastmain Mine project comprises 152 mineral claims and an industrial lease. Located on the eastern most part of the Upper Eastmain River Greenstone Belt of the James Bay District of northern Quebec, the property covers approximately 80 km2 of highly prospective terrain.

In 2019, Benz Mining entered into an option agreement with Eastmain to allow Benz Mining the option to earn a 75% interest in certain Eastmain Mine property in return for making option payments of $2,320 between October 2019 and October 2023, and incurring exploration expenditures of $3,500 on the property. The option payments may be settled in both cash and shares. This option agreement was subsequently amended in April 2020 to grant Benz Mining the option to earn up to 100% of the Ruby Hill properties located to the west of the Eastmain Mine project. The Company would retain 1-2% net smelter royalties in respect of the properties following completion of the option agreement requirements. During November 2023 the Company received $1,350 in cash and $396 worth of Benz Mining common shares to finalize the 75% interest acquisition. After completion of the 75% acquisition, Benz Mining may acquire the remaining 25% interest upon payment of $1,000 upon closing of project financing, and $1,500 upon commencement of commercial production.

Éléonore South Joint Venture ("ESJV")

The ESJV project consists of two separate blocks of map-designated claims, comprising a total of 282 claims covering approximately 147 km2 of the Opinaca area of James Bay, Quebec. The Éléonore West block consists of 34 mineral claims covering approximately 18 km2, while the Éléonore South block contains 248 claims extending over an area of approximately 130 km2. The project is a joint operation and project ownership is based on participation in the funding of annual exploration programs. At December 31, 2023 the project was held by the partners approximately as follows: Fury Gold 50.022% and Newmont 49.978%. The Company is the operator of the project.

Subsequent to December 31, 2023, the Company and its joint operation partner Newmont Corporation ("Newmont"), through their respective subsidiaries, entered into a new agreement whereby the Company acquired 100% control of the interests, consolidating these properties into the Company's portfolio. The transaction closed on February 29, 2024 (note 23d).

Nunavut

Committee Bay

The Company, through its wholly owned subsidiary North Country, owns a 100% interest in the Committee Bay project located in Nunavut, Canada. The Committee Bay project includes approximately 280,000 hectares situated along the Committee Bay Greenstone Belt located within the Western Churchill province of Nunavut. The Committee Bay project is subject to a 1% Net Smelter Royalty ("NSR") on gold production, with certain portions subject to an additional 1.5% NSR. The 1.5% NSR is payable on only 7,596 hectares and can be purchased by the Company within two years of commencement of commercial production for $2,000 for each one-third (0.5%) of the 1.5% NSR.

Gibson MacQuoid

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	F-19

In 2017, the Company acquired a number of prospecting permits and mineral claims along the Gibson MacQuoid Greenstone Belt in Nunavut, Canada. In 2019, the Company staked additional claims, which overlapped the Company's prospecting claims that expired in February 2020, to maintain a contiguous land package over the Company's current areas of interest. The Company's claims, which are located between the Meliadine deposit and Meadowbank mine, cover approximately 120 km of strike length of the prospective greenstone belt and total 51,622 hectares collectively.

	Quebec	Nunavut	British Columbia	Total
Balance at December 31, 2021	$125,094	$19,139	$16,460	$160,693
Sale of Homestake Resources (note 1)	-	-	(16,460)	(16,460)
Acquisition of additional ownership interest in ESJV (note 1)	1,281	-	-	1,281
Option payment received	(310)	-	-	(310)
Change in estimate of provision for site reclamation and closure (note 13)	(409)	395	-	(14)
Balance at December 31, 2022	$125,656	$19,534	$-	$145,190
Option payment received	(880)	-	-	(880)
Disposition	(1,746)	-	-	(1,746)
Change in estimate of provision for site reclamation and closure (note 13)	(52)	127	-	75
Balance at December 31, 2023	$122,978	$19,661	$-	$142,639

During the years ended December 31, 2023 and 2022, the Company received settlement for the sale of certain common shares of publicly traded entities. These have been classified as marketable securities (note 8).

On December 12, 2022, the Company entered into an Option Agreement ("the Ophir Agreement"), pursuant to which Ophir Gold Corp. (the "Optionee") would acquire a 100% interest in the Radis Property through payment of certain cash and common shares over a three-year period, payments of which may be accelerated by the Optionee. The Company shall retain a 2% NSR on the property, three-quarters of which may be purchased by the Optionee for $1,500. The Agreement was subject to certain closing conditions, which were met on January 25, 2023. The first option payment, comprising a cash payment of $50 and 2,500,000 common shares of Ophir Gold with a fair value of $625, was received upon closing, while the second option payment was received during December 2023 comprising of $75 cash and 1,000,000 common shares with a fair value of $130 upon date of receipt for a total of $880. The common shares of Ophir Gold have been classified as marketable securities (note 3).

On August 16, 2023 the Company entered into a royalty extinguishment agreement whereby certain Eastmain net smelter royalties of the Mia project were extinguished in exchange for marketable securities to the value of $468 as at the date of the agreement.

In November 2023, the Company received the final option payment of $1,725, comprising of $1,350 cash and 1,237,216 shares with a fair value upon date of receipt of $396 for a total of $1,746, from Benz Mining in respect of the option agreement to acquire 75% of certain Eastmain Mine properties and Ruby Hill properties (year ended December 31, 2022 - $310 cash).

Note 11: Investments in associates

(a) Summarized financial information of the Company's investments in associates:

The carrying amounts of the Company's investments in associates as at December 31, 2023, were as follows:

	Dolly Varden	UMS	Total
Carrying amount at December 31, 2021	$-	$-	$-
Acquisition of equity investment	60,439	151	60,590
Disposal (note 1)	(12,280)	-	(12,280)
Company's share of net loss of associates	(5,856)	(24)	(5,880)
Carrying amount at December 31, 2022	$42,303	$127	$42,430
Company's share of net loss of associates	(6,177)	(5)	(6,182)
Carrying amount at December 31, 2023	$36,126	$122	$36,248

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	F-20

The quoted fair market value of the Company's interest in Dolly Varden at December 31, 2023 was $51,769 (December 31, 2022 - $53,554) based on the closing share price on that date.

On October 13, 2022, the Company completed the sale of 17,000,000 common shares of Dolly Varden, comprising 22.2% of the Company's equity interest in Dolly Varden acquired as part of the disposition of Homestake Resources (note 1), for total gross proceeds of $6,800. As at September 30, 2022, the sale was considered highly probable; therefore, the partial investment in associate represented by the 17,000,000 common shares was classified as an asset held for sale. The Company remeasured the carrying amount of the shares held for sale as the lower of cost and FVLCD and recognized an impairment expense of $5,506 in respect of the disposal. A reconciliation of the impairment expense is as follows:

Carrying amount, investment in Dolly Varden	$55,265
Equity interest transferred to held for sale	22.2%
Carrying amount transferred to asset held for sale	12,280
Less: FVLCD	(6,774)
Impairment expense recognized	$5,506

For the year ended December 31, 2022, the Company's equity share of net loss of the Company's associates on a 100% basis were as follows:

Year ended December 31, 2022	Dolly Varden	UMS	Total
Cost recoveries	$-	$(4,412)	$(4,412)
Exploration and evaluation	16,936	1,642	18,578
Marketing	1,057	312	1,369
Share-based compensation	1,786	2,433	4,219
Administrative and other	(508)	121	(387)
Net loss of associate, 100%	19,271	96	19,367
Average equity interest for the year	30.4%	25%
Company's share of net loss of associates	$5,856	$24	$5,880

The net loss for the associates in 2022 includes the periods February 25, 2022 to December 31, 2022 for Dolly Varden and April 1, 2022 to December 31, 2022 for UMS as these are the periods they were considered to be equity investees.

For the year ended December 31, 2023, the Company's equity share of net loss of the Company's associates on a 100% basis were as follows:

Year ended December 31, 2023	Dolly Varden	UMS	Total
Cost recoveries	$-	$(5,517)	$(5,517)
Exploration and evaluation	24,806	1,907	26,713
Marketing	1,409	464	1,873
Share-based compensation	1,971	-	1,971
Administrative and other	(1,536)	3,166	1,630
Net loss of associate, 100%	26,650	20	26,670
Average equity interest for the period	23.18%	25%
Company's share of net loss of associates	$6,177	$5	$6,182

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	F-21

The Company's equity share of net assets of associates at December 31, 2022, is as follows:

	Dolly Varden	UMS
Current assets	$28,914	$879
Non-current assets	155,198	2,750
Current liabilities	(4,100)	(1,654)
Non-current liabilities	-	(1,467)
Net assets, 100%	180,012	508
Company's equity share of net assets of associate	$42,303	$127

The Company's equity share of net assets of associates at December 31, 2023, is as follows:

	Dolly Varden	UMS
Current assets	$11,468	$844
Non-current assets	153,296	2,468
Current liabilities	(804)	(1,484)
Non-current liabilities	-	(1,340)
Net assets, 100%	163,960	488
Company's equity share of net assets of associate	$36,126	$122

(b) Services rendered and balances with UMS

	Years ended December 31
	2023	2022	2021
Exploration and evaluation costs	$872	$590	$215
General and administration	714	841	384
Total transactions for the year	$1,586	$1,431	$599

The outstanding balance owing at December 31, 2023 was $103 (December 31, 2022 - $240) which is included in accounts payable.

As part of the UMS arrangement, the Company is contractually obliged to pay certain rental expenses in respect of a ten-year office lease entered into by UMS on July 1, 2021. As at December 31, 2023, the Company expects to incur approximately $381 in respect of its share of future rental expense of UMS.

The Company issues share options to certain UMS employees, including key management personnel of the Company (note 16). The Company recognized a share-based compensation expense of $317 for the year ended December 31, 2023 in respect of share options issued to UMS employees (December 31, 2022 - $483, December 31, 2021 - $453) which is included within employee benefits and exploration and evaluation costs.

Note 12: Flow-through share premium liability

Flow-through shares are issued at a premium, calculated as the difference between the price of a flow-through share and the price of a common share at that date. Tax deductions generated by eligible expenditures are passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced.

In March 2023, the Company completed an equity financing by raising $8,750 through the issuance of 6,076,500 flow-through subscription receipts.

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	F-22

The flow-through share funding and expenditures along with the corresponding impact on the flow-through share premium liability were as follows:

	Expenditures	Flow through premium liability
Balance at December 31, 2020	$18,079	$7,644
Flow-through eligible expenditures	(10,789)	(4,520)
Balance at December 31, 2021	$7,290	$3,124
Flow-through eligible expenditures	(7,290)	(3,124)
Balance at December 31, 2022	$-	$-
Flow-through funds raised	8,750	3,889
Flow-through eligible expenditures	(7,527)	(3,345)
Balance at December 31, 2023	$1,223	$544

Note 13: Provision for site reclamation and closure

The Company recognizes a provision for site reclamation and closure, which reflects the present value of the estimated amount of cash flows required to satisfy the asset retirement obligation in respect of the Committee Bay and Quebec properties. The components of this obligation are the removal of equipment currently being used at the site as well as costs associated with the reclamation of the camp housing and work sites on the property. The estimate of future asset retirement obligations is subject to change based on amendments to applicable laws, management's intentions, and mining lease renewals.

The key assumptions used to calculate the present value of the future estimated cash flows of the Company's projects are as follows:

  Undiscounted cash flow obligation for site reclamation of $6,246 (December 31, 2022 - $6,065, December 31, 2021 - $4,938);

  Expected timing of future cash flows which is between the years 2026 and 2041;

  Annual inflation rate of 2.25% (December 31, 2022 - 2.5%, December 31, 2021 - 2.5%); and

  Risk-free interest rate of 3.02% (December 31, 2022 - 3.28%, December 31, 2021 - 1.68%).

The present value of the liability for the site reclamation and closure provision for the Company's projects was as follows:

	Quebec	Nunavut	Total
Balance at December 31, 2021	$1,934	$2,256	$4,190
Accretion	42	52	94
Change in estimate	(409)	396	(13)
Balance at December 31, 2022	$1,567	$2,704	$4,271
Accretion	54	94	148
Change in estimate	(52)	128	76
Balance at December 31, 2023	$1,569	$2,926	$4,495

Note 14: Exploration and evaluation costs

For the years ended December 31, 2023, 2022 and 2021, the Company's exploration and evaluation costs were as follows:

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	F-23

	Quebec	Nunavut	British Columbia	Total
Assaying	$1,538	$44	$-	$1,582
Exploration drilling	2,250	-	-	2,250
Camp cost, equipment and field supplies	936	194	-	1,130
Geological consulting services	7	16	-	23
Geophysical analysis	165	-	-	165
Permitting, environmental and community costs	235	158	-	393
Expediting and mobilization	17	-	-	17
Salaries and wages	1,987	23	-	2,010
Fuel and consumables	481	-	-	481
Aircraft and travel	784	(1)	-	783
Share-based compensation	465	12	-	477
Total for year ended December 31, 2023	$8,865	$446	$-	$9,311

	Quebec	Nunavut	British Columbia	Total
Assaying	$1,638	$50	$2	$1,690
Exploration drilling	1,768	-	-	1,768
Camp cost, equipment and field supplies	844	193	10	1,047
Geological consulting services	50	13	-	63
Geophysical analysis	127	-	-	127
Permitting, environmental and community costs	163	164	-	327
Expediting and mobilization	12	-	-	12
Salaries and wages	2,330	45	1	2,376
Fuel and consumables	537	-	-	537
Aircraft and travel	768	21	-	789
Share-based compensation	471	9	1	481
Total for year ended December 31, 2022	$8,708	$495	$14	$9,217

	Quebec	Nunavut	British Columbia	Total
Assaying	$2,502	$264	$21	$2,787
Exploration drilling	3,448	601	125	4,174
Camp cost, equipment and field supplies	1,280	377	124	1,781
Geological consulting services	481	312	3	796
Geophysical analysis	185	-	-	185
Permitting, environmental and community costs	186	184	53	423
Expediting and mobilization	79	170	6	255
Salaries and wages	1,921	458	100	2,479
Fuel and consumables	462	30	-	492
Aircraft and travel	429	1,079	2	1,510
Share-based compensation	346	88	39	473
Total for year ended December 31, 2021	$11,319	$3,563	$473	$15,355

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	F-24

Note 15: Share capital

(a) Authorized

Unlimited common shares without par value.

Unlimited preferred shares - nil issued and outstanding.

(b) Share issuances

During the year ended December 31, 2023:

i. The Company closed the "March 2023 Offering", issuing 6,076,500 flow-through common shares for gross proceeds of $8,750. Share issue costs related to the March 2023 Offering totaled $912, which included $525 in commissions and $387 in other issuance costs. A reconciliation of the impact of the March 2023 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Flow-through shares issued at $1.44 per share	6,076,500	$8,750
Cash share issue costs	-	(912)
Proceeds net of share issue costs	6,076,500	$7,838
Less: flow-through share premium liability (note 12)	-	(3,889)
Total allocated to share capital	6,076,500	$3,949

ii. On December 27, 2023, the company issued 197,345 Restricted Share Units ("RSUs") which vested on the same date, and another 273,542 were approved subsequent to year end, for issuance during January 2024, which were issued on January 31, 2024 as part of the Company's Long-term incentive plan. (Note 23b)

During the year ended December 31, 2022:

i. The Company closed the "April 2022 Offering", a non-brokered private equity placement, for gross proceeds of $11,000 which consisted of 13,750,000 common shares priced at $0.80 per share. Proceeds from the Private Placement were used to fund exploration at the Company's Eau Claire project in Quebec and for general working capital.

Share issue costs related to the April 2022 Offering totaled $136. A reconciliation of the impact of the private placement on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $0.80 per share	13,750,000	$11,000
Cash share issue costs	-	(136)
Proceeds net of share issue costs	13,750,000	$10,864

During the year ended December 31, 2021:

i. The Company closed the "October 2021 Offering", a non-brokered private equity placement, for gross proceeds of $5,596 which was closed in two tranches and consisted of 7,461,450 units priced at $0.75 per share. Each unit consisted of one common share of Fury Gold and one warrant entitling the holder to purchase one warrant share at a price of CAD$1.20 for a period of three years. The expiry date of the warrants can be accelerated to 30 days with notice from the Company should the common shares trade after the expiry of the four-month hold period at a price equal to or greater than CAD$1.50 for 20 consecutive trading days.

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	F-25

Share issue costs related to the October 2021 Offering totaled $211, which included $68 in commissions and $143 in other issuance costs. A reconciliation of the impact of the private placement on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $0.75 per share	7,461,450	$5,596
Cash share issue costs	-	(211)
Proceeds net of share issue costs	7,461,450	$5,385

ii. 328,767 shares with a fair market value of $300 were issued to purchase a 2% royalty interest on the Homestake Ridge project (note 11). Share issuance costs incurred in respect of the purchase was $10.

iii. 5,834 shares were issued as a result of share options being exercised with a weighted average exercise price of $0.86 for gross proceeds of $6. An amount of $1 attributed to these share options was transferred from the equity reserves and recorded against share capital.

iv. 101,042 shares were issued as a result of share warrants being exercised with a weighted average exercise price of $1.46 for gross proceeds of $147. An amount of $12 attributed to these share warrants was transferred from the equity reserves and recorded against share capital.

Note 16: Share-based compensation and warrant reserve

(a) Share-based compensation expense

The Company uses the fair value method of accounting for all share-based payments to directors, officers, employees, and other service providers. During the years ended December 31, 2023, 2022, and 2021, the Company recognized share-based compensation expense as follows:

	Years ended December 31
	2023	2022	2021
Recognized in net loss (earnings) and included in:
Exploration and evaluation costs	$477	$481	$473
Fees, salaries and other employee benefits	874	1,188	1,573
Total share-based compensation expense	$1,351	$1,669	$2,046

During the year ended December 31, 2023, the Company granted 3,134,800 (December 31, 2022 - 3,430,000, December 31, 2021 - 1,405,000) share options to directors, officers, employees, and certain consultants who provide certain on-going services to the Company, representative of employee services. The weighted average fair value per option of these share options was calculated as $0.47 (December 31, 2022 - $0.46, December 31, 2021 - $0.56) using the Black-Scholes option valuation model at the grant date. In addition to options, the Company also granted 197,345 RSU's during the year ended December 31, 2023, (December 31, 2022, and 2021 - nil) to officers and employees which have all vested and were settled through the issuance of common shares.

The fair value of the share-based options granted during the years ended December 31, 2023, 2022 and 2021 was estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

Years ended December 31
	2023	2022	2021
Risk-free interest rate	3.06%	2.20%	0.91%
Expected dividend yield	Nil	Nil	Nil
Share price volatility	68%	67%	67%
Expected forfeiture rate	4.7%	2.5%	0%
Expected life in years	5.0	5.0	4.90

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	F-26

The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the share-based options. The expected volatility assumption is based on the historical and implied volatility of the Company's common shares. The expected forfeiture rate and the expected life in years are based on historical trends.

(b) Long-term incentive plan

On June 29, 2023 the Company adopted a new Long-Term Incentive Plan ("LTI Plan") which strives to accelerate and encourage additional share ownership by its employees, officers and directors. The LTI plan provides for the awarding of share options, performance share units, restricted share units and deferred share units. The LTI Plan limits the number of shares reserved for issuance under the LTI Plan, together with all other security-based compensation arrangements of the Company to 10% of the issued and outstanding Shares.

The number of share options issued and outstanding and the weighted average exercise price were as follows:

	Number of share options	Weighted average exercise price ($/option)
Outstanding, December 31, 2020	8,141,004	$2.67
Granted	1,405,000	1.03
Exercised	(5,834)	0.86
Expired	(1,685,048)	3.62
Forfeited	(1,103,125)	2.04
Outstanding, December 31, 2021	6,751,997	$2.00
Granted	3,430,000	1.00
Expired	(608,237)	4.65
Forfeited	(693,436)	1.77
Outstanding, December 31, 2022	8,880,324	$1.44
Granted	3,134,800	0.80
Expired	(1,672,087)	1.58
Forfeited	(391,435)	0.95
Outstanding, December 31, 2023	9,951,602	$1.23

The number of Restricted Share Units Issued and outstanding and the weighted average exercise price were as follows:

	Number of RSU's	Weighted average vesting price ($/ share)
Outstanding, December 31, 2020, 2021 and 2022	-	$-
Granted	197,345	0.60
Settled	(197,345)	(0.60)
Outstanding, December 31, 2023	-	$-

All Restricted Share Units granted during 2023, also vested and settled through issuance of common shares.

As at December 31, 2023, the number of share options outstanding was as follows:

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	F-27

	Options outstanding			Options exercisable
Exercise price ($/option)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)
$0.56 - $1.00	6,922,993	0.91	3.46	5,647,193	0.93	3.31
$1.00 - $1.95	893,609	1.79	1.19	893,609	1.79	1.19
$2.05	2,135,000	2.05	1.81	2,135,000	2.05	1.81
	9,951,602	1.23	2.90	8,675,802	1.30	2.72

(c) Share purchase warrants

The number of share purchase warrants outstanding at December 31, 2023 was as follows:

	Warrants outstanding	Exercise price ($/share)
Outstanding at December 31, 2020	1,626,740	$1.66
Issued	7,461,450	1.20
Exercised	(101,042)	1.46
Expired	(775,695)	1.42
Outstanding at December 31, 2021	8,211,453	$1.27
Expired during 2022	(750,003)	1.95
Outstanding at December 31, 2022 and 2023	7,461,450	$1.20

The following table reflects the warrants issued and outstanding as of December 31, 2023:

Expiry date	Warrants outstanding	Exercise price ($/share)
October 6, 2024	5,085,670	1.20
October 12, 2024	2,375,780	1.20
Total	7,461,450	1.20

Note 17: Key management personnel

Key management personnel include Fury Gold's board of directors and certain executive officers of the Company, including the CEO, Chief Financial Officer ("CFO") and Senior VP, Exploration.

The remuneration of the Company's key management personnel was as follows:

	Years ended December 31
	2023	2022	2021
Short-term benefits provided to executives (a)	$1,109	$1,719	$982
Directors' fees paid to non-executive directors	289	203	204
Share-based payments	1,013	1,059	1,206
Total	$2,411	$2,981	$2,392

(a) Short-term employee benefits include salaries, bonuses payable within twelve months of the date of the consolidated statements of financial position, and other annual employee benefits.

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	F-28

Note 18: Supplemental cash flow information

The impact of changes in non-cash working capital was as follows:

		Years ended December 31
	2023	2022	2021
Accounts receivable	$(5)	$(47)	$505
Prepaid expenses and deposits	(59)	(94)	260
Accounts payable and accrued liabilities	(120)	(762)	(499)
Changes in non-cash working capital	$(184)	$(903)	$266

Operating activities include the following cash received:

		Years ended December 31
	2023	2022	2021
Income taxes refunded	$(307)	$(187)	$(3,835)
Income taxes paid	18	-	-
Income tax expense (recovery)	$(289)	$(187)	$(3,835)

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	F-29

Note 19: (Earnings) loss per share

For the years ended December 31, 2023, 2022, and 2021, the weighted average number of shares outstanding and (earnings) loss per share were as follows:

	Years ended December 31
	2023	2022	2021
Net loss (earnings)	$17,213	$(24,908)	$16,790
Weighted average basic number of shares outstanding	144,184,481	139,470,950	119,701,040
Basic loss (earnings) per share	$0.12	$(0.18)	$0.14
Weighted average diluted number of shares outstanding	144,184,481	139,481,236	119,701,040
Diluted loss (earnings) per share	$0.12	$(0.18)	$0.14

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	F-30

Note 20: Financial instruments

The Company's financial instruments as at December 31, 2023, consisted of cash, marketable securities, accounts receivable, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

(a) Financial assets and liabilities by categories

		At December 31, 2023		At December 31, 2022			At December 31, 2021
	Amortized Cost	FVTPL	Total	Amortized Cost	FVTPL	Total	Amortized Cost	FVTPL	Total
Cash	$7,313	$-	$7,313	$10,309	$-	$10,309	$3,259	$-	$3,259
Marketable securities	-	1,166	1,166	-	582	582	-	605	605
Deposits	100	-	100	25	-	25	243	-	243
Accounts receivable	374	-	374	369	-	369	372	-	372
Total financial assets	$7,787	$1,166	$8,953	$10,703	582	$11,285	$3,874	605	$4,479
Accounts payable and accrued liabilities	1,034	-	1,034	1,148	-	1,148	1,888	-	1,888
Total financial liabilities	$1,034	$-	$1,034	$1,148	$-	$1,148	$1,888	$-	$1,888

(b) Financial assets and liabilities measured at fair value

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 - fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 - fair values based on inputs for the asset or liability that are not based on observable market data.

The Company's policy to determine when a transfer occurs between levels is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. No transfers occurred between the levels during the year.

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	F-31

The Company's financial instruments measured at fair value on a recurring basis were as follows:

	At December 31
	2023	2022	2021
	Level 1	Level 1	Level 1	Level 2(a)
Marketable securities	$1,166	$582	$282	$323

(a) Marketable securities included in level 2 include warrants that were valued using an option pricing model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates.

During the years ended December 31, 2023 and 2022, there were no financial assets or financial liabilities measured and recognized on the consolidated statements of financial position at fair value that would be categorized as level 2 or 3 in the fair value hierarchy.

(c) Financial instruments and related risks

The Company's financial instruments are exposed to liquidity risk, credit risk and market risks, which include currency risk, interest rate risk and price risk. As at December 31, 2023, the primary risks were as follows:

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company proactively manages its capital resources and has in place a budgeting and cash management process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its current exploration plans and achieve its growth objectives. The Company ensures that there is sufficient liquidity available to meet its short-term business requirements, taking into account its anticipated cash outflows from exploration activities, and its holdings of cash and marketable securities. The Company monitors and adjusts, when required, these exploration programs as well as corporate administrative costs to ensure that adequate levels of working capital are maintained.

As at December 31, 2023, the Company had unrestricted cash of $7,313 (December 31, 2022 - $10,309, December 31, 2021 - $3,259), working capital surplus of $7,713 (December 31, 2022 - $10,554, December 31, 2021 - working capital deficit of $428), which the Company defines as current assets less current liabilities, and an accumulated deficit of $149,054 (December 31, 2022 - $131,841, December 31, 2021 - $156,749). During the year ended December 31, 2023, Fury Gold incurred a comprehensive loss of $17,219 (December 31, 2022 - income of $24,905, December 31, 2021 - loss of $16,790). With no source of operating cash flow, there is no assurance that sufficient funding will be available to conduct further exploration of its mineral properties.

The Company's contractual obligations are as follows:

	Within 1 year	2 to 3 years	Over 3 years	At December 31 2023
Accounts payable and accrued liabilities	$1,034	$-	$-	$1,034
Quebec flow-through expenditure requirements	1,223	-	-	1,223
Undiscounted lease payments	189	64	-	253
Total	$2,446	$64	$-	$2,510

The Company also makes certain payments arising on mineral claims and leases on an annual or bi-annual basis to ensure all the Company's properties remain in good standing. Cash payments of $298 were made during the year ended December 31, 2023, in respect of these mineral claims (December 31, 2022 - $215), with $78 recognized in prepaid expenses as at December 31, 2023 (December 31, 2022 - $78).

Credit risk

The Company's cash and accounts receivables are exposed to credit risk, which is the risk that the counterparties to the Company's financial instruments will cause a loss to the Company by failing to pay their obligations. The amount of credit risk to which the Company is exposed is considered insignificant as the Company's cash is held with highly rated financial institutions in interest-bearing accounts and the accounts receivable primarily consist of sales tax receivables and a receivable from a reputable supplier of services in Canada.

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	F-32

Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Significant market risks to which the Company is exposed are as follows:

i. Currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from the relevant functional currency (the Canadian dollar). The Company's foreign currency exposure related to its financial assets and liabilities held in US dollars was as follows:

	Years ended December 31
	2023	2022	2021
Financial assets
US$ bank accounts	$1	$1	$569
Financial liabilities
Accounts payable	(7)	(61)	(160)
	$(6)	$(60)	$409

A 10% increase or decrease in the US dollar to Canadian dollar exchange rate would not have a material impact on the Company's net loss.

ii. Price risk

The Company holds certain investments in marketable securities (note 8) which are measured at fair value, being the closing share price of each equity security at the date of the consolidated statements of financial position. The Company is exposed to changes in share prices which would result in gains and losses being recognized in the loss for the year. A 10% increase or decrease in the Company's marketable securities' share prices would not have a material impact on the Company's net loss.

Note 21: Management of capital

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue exploration of resource properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares or debt, acquire or dispose of assets, or adjust the amount of cash and investments.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends, does not have any long-term debt, and is not subject to any externally imposed capital requirements. The capital of the Company was determined as follows:

	Years ended December 31
	2023	2022	2021
Equity	$182,874	$194,793	$157,355
Less: cash	(7,313)	(10,309)	(3,259)
	$175,561	$184,484	$154,096

The Company expects its capital resources to support its current forecasted project expenditures at the Eau Claire project and the Éléonore South project and other corporate activities. While the Company has been successful at raising capital in the past, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	F-33

Note 22: Income taxes

Income tax recovery provision

The reconciliation of the income tax recovery computed at statutory rates to the reported income tax recovery is:

		Years ended December 31
	2023	2022	2021
(Earnings) Loss before income taxes	$17,502	$(24,721)	$20,625
Canadian federal and provincial income tax rates	27%	27%	27%
Expected income tax expense (recovery)	(4,725)	6,675	(5,569)
Increase (decrease) in income tax recovery resulting from:
Share-based compensation	432	448	552
Share issuance costs	(246)	(37)	(60)
Adjustment to tax estimates	934	114	1,170
Amortization of flow-through share premium	(903)	(844)	(1,220)
Flow-through expenditures renunciation	1,995	1,934	2,856
Difference in future and foreign tax rates	42	81	(172)
Sale of Homestake Resource Corporation	-	(3,021)	-
Other	503	497	(2,948)
Increase (decrease) in unrecognized tax asset	1,679	(6,034)	1,556
Income tax expense (recovery)	$(289)	$(187)	$(3,835)

Significant components of deferred tax asset and liabilities are:

	December 31 2022	Net loss	December 31 2023
Deferred income tax assets
Non-capital losses carried forward	$13,635	$557	$14,192
Capital losses carried forward	73	(18)	55
Share issuance costs and CEC	317	39	356
Investments	22	76	98
Investments in associates	633	839	1,472
Site reclamation obligations	1,145	61	1,206
Property and equipment	427	52	479
Mineral property interests	4,973	30	5,003
Capital lease obligation	104	(43)	61
	21,329	1,594	22,923
Deferred income tax liabilities
Property and equipment	(53)	29	(24)
Mineral property interests	(545)	28	(517)
Investments	(28)	28	-
Net deferred tax assets	20,702	1,679	22,381
Unrecognized deferred tax assets	(20,702)	(1,679)	(22,381)
Net deferred tax balance	$-	$-	$-

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	F-34

	December 31 2021	Net loss	December 31 2022
Deferred income tax assets
Non-capital losses carried forward	$21,032	$(7,397)	$13,635
Capital losses carried forward	183	(110)	73
Share issuance costs and CEC	552	(235)	317
Investments	18	4	22
Investments in associates	-	633	633
Site reclamation obligations	1,121	24	1,145
Property and equipment	376	51	427
Mineral property interests	5,001	(28)	4,973
Capital lease obligation	124	(20)	104
Other	63	(63)	-
	28,470	(7,141)	21,329
Deferred income tax liabilities
Property and equipment	(86)	33	(53)
Mineral property interests	(1,606)	1,061	(545)
Investments	(42)	14	(28)
Net deferred tax assets	26,736	(6,034)	20,702
Unrecognized deferred tax assets	(26,736)	6,034	(20,702)
Net deferred tax balance	$-	$-	$-

	December 31 2020	Net loss	December 31 2021
Deferred income tax assets
Non-capital losses carried forward	$19,846	$1,186	21,032
Capital losses carried forward	82	101	183
Share issuance costs and CEC	833	(281)	552
Investments	44	(26)	18
Site reclamation obligations	1,137	(16)	1,121
Property and equipment	312	64	376
Mineral property interests	3,985	1,016	5,001
Capital lease obligation	66	58	124
Other	-	63	63
	26,305	2,165	28,470
Deferred income tax liabilities
Property and equipment	(52)	(34)	(86)
Mineral property interests	(877)	(729)	(1,606)
Investments	(196)	154	(42)
Net deferred tax assets	25,180	1,556	26,736
Unrecognized deferred tax assets	(25,180)	(1,556)	(26,736)
Net deferred tax balance	$-	$-	$-

The Company has accumulated non-capital tax losses of approximately $54,073 (December 31, 2022 - $51,335, December 31, 2021 - $79,718) in Canada, which may be carried forward to reduce taxable income of future years. The non-capital tax losses will, if unused, expire between 2025 and 2043. The Company has not recognized any deferred tax assets at December 31, 2023, in respect of these non-capital losses due to the uncertainty that future operations will generate sufficient taxable income to utilize these non-capital losses.

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	F-35

The Company has $111 accumulated tax capital losses (December 31, 2022 - $247, December 31, 2021 - $1,312) in Canada which may be carried forward indefinitely and used to reduce capital gains in future years.

Note 23: Subsequent events

(a) On January 9, 2024, the Company issued 1,318,623 RSU's to directors, officers, and employees. The RSU's were issued in accordance with the Company's LTI plan (note 16b), with a Black Scholes fair value of $0.80 per RSU, one third vesting annually on the anniversary and paid out as fully paid shares. The Company also approved 235,080 RSU's to directors vesting quarterly in 2024. In addition, 70,000 share purchase options, vesting over 18 months with a Black Scholes fair value of $0.25 per option was issued to a consultant.

(b) On January 31, 2024, the company issued 273,542 RSU's to directors, officers, and employees. The RSU's were issued in accordance with the Company's LTI plan (note 16b), which vested on the same day and paid out as fully paid shares.

(c) On February 2, 2024, the Company issued 75,000 share options to a contractor, vesting over 18 months and having a Black Scholes fair value of $0.19 per share option at the time.

(d) On February 29, 2024, the Company, and its joint operation partner Newmont Corporation ("Newmont"), through their respective subsidiaries, closed a transaction whereby the Company acquired 100% control of the joint operation interests, the Éléonore South project, consolidating these properties into the Company's portfolio. As part of the transaction, the Company acquired 30,392,372 shares of Sirios Resources Inc. from Newmont which represented a 10.98% share at the time.

(e) On March 12, 2024, the Company closed the sale of 5,450,000 common shares of Dolly Varden at $0.735 per Share for gross proceeds of $4,006.

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	F-36

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Dolly Varden Silver Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Dolly Varden Silver Corporation (the "Company"), as of December 31, 2023 and 2022, and the related consolidated statements of loss and comprehensive loss, changes in shareholders' equity, and cash flows for the years ended December 31, 2023, and 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for the years ended December 31, 2023 and 2022, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters do not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of Impairment Indicators of Exploration and Evaluation Assets ("E&E Assets")

As described in Note 9 to the financial statements, the carrying amount of the Company's E&E Assets was $70,906,785 as of December 31, 2023. As more fully described in Note 3 to the financial statements, management assesses the E&E Assets for indicators of impairment at each reporting period.

The principal considerations for our determination that the assessment of impairment indicators of the E&E Assets is a key audit matter are that there was judgment made by management when assessing whether there were indicators of impairment for the E&E Assets, specifically relating to the assets' carrying amount which is impacted by the Company's intent and ability to continue to explore and evaluate the assets. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate audit evidence relating to the judgments made by management in their assessment of indicators of impairment that could give rise to the requirement to prepare an estimate of the recoverable amount of the E&E Assets.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. Our audit procedures included, among others:

• Evaluating management's assessment of impairment indicators.

• Evaluating the intent for the E&E Assets through discussion and communication with management.

• Reviewing the Company's recent expenditure activity.

• Assessing compliance with agreements including reviewing option agreements and vouching cash payments and share issuances.

• Assessing the Company's rights to explore E&E Assets including sending confirmation requests to optionors to ensure good standing of agreements.

• Obtaining, on a test basis through government websites, confirmation of title to ensure mineral rights underlying the E&E Assets is in good standing.

We have served as the Company's auditor since 2011.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

March 26, 2024

DOLLY VARDEN SILVER CORPORATION

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

As at	Notes	December 31, 2023	December 31, 2022

ASSETS

Current
Cash and cash equivalents	5	$9,982,389	$28,495,616
Prepaid expenses	6	518,262	285,802
Amounts receivable	7, 12	967,264	132,347

		11,467,915	28,913,765

Non-current
Equipment	8	216,056	256,810
Deposits	9	159,000	159,000
Exploration and evaluation assets	4, 9	70,906,785	70,906,785

		$82,749,756	$100,236,360

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts payable	12	$146,429	$285,439
Accrued liabilities	12	657,623	160,449
Liability on flow-through share issuances	10	-	3,653,886

		804,052	4,099,774

Shareholders' Equity
Share capital	10	184,751,037	173,967,990
Reserves	10	11,568,202	9,891,669
Deficit		(114,373,535)	(87,723,073)

		81,945,704	96,136,586

		$82,749,756	$100,236,360

Nature and Continuance of Operations (Note 1)

Subsequent Events (Note 16)

These consolidated financial statements were approved for issue by the Board of Directors on March 26, 2024 and signed on its behalf by:

"Shawn Khunkhun"	"James Sabala"

Director	Director

The accompanying notes are an integral part of these consolidated financial statements

DOLLY VARDEN SILVER CORPORATION

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

		Year Ended	Year Ended
	Notes	December 31,	December 31,
		2023	2022

EXPENSES
Consulting fees		$220,772	$291,258
Directors' fees	10, 12	204,059	158,131
Exploration and evaluation	9, 12	24,806,045	16,936,370
Management fees	12	955,700	890,500
Marketing and communications		1,409,433	1,056,605
Office and administration		292,291	254,268
Professional fees		305,053	181,127
Rent and maintenance	12	141,183	135,990
Share-based payments	10, 12	1,970,683	1,785,596
Transfer agent and filing fees		156,390	112,445
Travel and accommodation		343,036	116,592

Operating loss		(30,804,645)	(21,918,882)

Recovery on flow through share premium	10	3,653,886	2,404,717
Part XII.6 tax expense		(404,318)	(13,317)
Interest and other income		904,615	257,063

Loss and comprehensive loss for the year		$(26,650,462)	$(19,270,419)

Basic and diluted loss per common share		$(0.10)	$(0.09)

Weighted average number of common shares outstanding-basic and diluted		257,129,652	214,979,429

The accompanying notes are an integral part of these consolidated financial statements

DOLLY VARDEN SILVER CORPORATION

Consolidated Statements of Changes in Shareholders' Equity

(Expressed in Canadian Dollars)

As at	Common Shares	Share Capital	Reserves	Deficit	Total Shareholders' Equity

Balance, December 31, 2021	130,887,861	$79,996,264	$8,306,033	$(68,452,654)	$19,849,643
Issuance of common shares for acquisition of mineral properties	76,504,590	60,438,626	-	-	60,438,626
Property acquisition cost	402,815	338,364	-	-	338,364
Issuance of flow-through common shares	31,793,616	32,199,887	-	-	32,199,887
Flow-through share premium	-	(5,923,930)	-	-	(5,923,930)
Issuance of common shares	13,171,152	8,785,330	-	-	8,785,330
Share issuance costs - cash	-	(2,416,553)	-	-	(2,416,553)
Exercise of stock options	894,250	550,002	(199,960)	-	350,042
Share-based payments	-	-	1,785,596	-	1,785,596
Loss and comprehensive loss for the year	-	-	-	(19,270,419)	(19,270,419)
Balance, December 31, 2022	253,654,284	173,967,990	9,891,669	(87,723,073)	96,136,586
Exercise of stock options	1,027,499	853,191	(294,150)	-	559,041
Issuance of common shares	15,384,616	10,000,000	-	-	10,000,000
Share-based payments	-	-	936,802	-	936,802
Restricted share compensation	-	-	1,033,881	-	1,033,881
Share issuance costs - cash	-	(70,144)	-	-	(70,144)
Loss and comprehensive loss for the year	-	-	-	(26,650,462)	(26,650,462)
Balance, December 31, 2023	270,066,399	$184,751,037	$11,568,202	$(114,373,535)	$81,945,704

The accompanying notes are an integral part of these consolidated financial statements

DOLLY VARDEN SILVER CORPORATION

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	Year ended	Year ended
	December 31,	December 31,
	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(26,650,462)	$(19,270,419)

Items not affecting cash:
Share-based payments	1,970,683	1,785,596
Revaluation of deferred share units	(4,041)	(9,914)
Recovery on flow-through share premium	(3,653,886)	(2,404,717)
Depreciation of equipment	54,889	61,967
Changes in non-cash working capital items:
Prepaid expenses	(232,460)	(35,451)
Amounts receivable	(834,917)	(35,827)
Accounts payable and accrued liabilities	362,205	246,802

Cash used in operating activities	(28,987,989)	(19,661,963)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	(14,135)	(72,633)
Acquisition of exploration and evaluation assets	-	(6,168,561)

Cash used in investing activities	(14,135)	(6,241,194)

CASH FLOWS FROM FINANCING ACTIVITIES
Private placement, net of share issuance costs	9,929,856	38,568,664
Exercise of stock options	559,041	350,042

Cash provided by financing activities	10,488,897	38,918,706

Change in cash during the year	(18,513,227)	13,015,549

Cash, beginning of year	28,495,616	15,480,067

Cash, end of year	$9,982,389	$28,495,616

Supplemental disclosure with respect to cash flows:
Interest income received in cash	$904,615	$257,062

Non-cash transactions:
Fair value of options exercised	$294,150	$199,960
Fair value of shares issued for acquisition of exploration and evaluation assets	$-	$60,438,626
Shares issued for property acquisition costs	$-	$338,364
Premium liability on flow-through shares	$-	$5,923,930

The accompanying notes are an integral part of these consolidated financial statements

1 NATURE OF AND CONTINUANCE OF OPERATIONS

Dolly Varden Silver Corporation (the "Company") was incorporated under the Canada Business Corporations Act in the province of British Columbia on March 4, 2011 and is a public company listed on the TSX Venture Exchange (the "Exchange") under the symbol "DV". In addition, the Company trades on the OTCQX trading platform in the United States under the trading symbol "DOLLF". The Company's primary business is the acquisition and exploration of mineral properties in Canada. The Company's head office is Suite 3123, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1J1. The registered address and records office of the Company is located at Suite 1700 Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

The Company owns interests in multiple mineral titles and claims in British Columbia, Canada. On February 25, 2022 the Company acquired 100% of the outstanding common stock of Homestake Resource Corporation and its wholly owned subsidiary Homestake Royalty Corporate, (collectively "Homestake") in exchange for common stock of the Company (Note 4). The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements and to complete the development of properties, and upon future profitable production or proceeds from the disposition thereof. Subsequent to December 31, 2023, the Company completed an equity financing under its base shelf prospectus and raised gross proceeds of $15,000,000. Management believes that the Company has sufficient working capital to maintain its operations and activities for the next fiscal year.

There are many external factors that can adversely affect general workforces, economies and financial markets globally such as global health conditions and political conflict in other regions. It is not possible for the Company to predict the duration or magnitude of adverse results of such external factors and their effect on the Company's business or ability to raise funds.

2 BASIS OF PRESENTATION

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board ("IASB") effective for the year ended December 31, 2023.

(b) Basis of Presentation

The consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments, which are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

3 MATERIAL ACCOUNTING POLICY INFORMATION

(a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All intercompany transactions, balances, revenue and expenses are eliminated in full upon consolidation.

3. MATERIAL ACCOUNTING POLICY INFORMATION (cont'd)

(a) Basis of Consolidation (cont'd)

The legal subsidiaries of the Company are as follows:

Name of Subsidiary	Place of	Beneficial Ownership Interest
	Incorporation	December 31,2023	December 31, 2022

Homestake Resource Corporation	British Columbia, Canada	100%	100%

Homestake Royalty Corporation	British Columbia, Canada	100%	100%

(b) Functional and Foreign Currency

The consolidated financial statements are presented in Canadian dollars, which is the Company's and its subsidiaries' functional currency. Foreign currency transactions are translated into Canadian dollars using the exchange rates at the date of the transactions. Foreign exchange gains or losses resulting from the settlement of transactions and from the translation at year-end rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

(c) Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

(d) Equipment

The Company records equipment using the cost method, whereby equipment is stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is recorded over the useful lives of the assets on a declining balance basis at the following annual rates.

Dock	5%
Gas tank	10%
Boat	15%
Tents and trailers	30%
General equipment	20%
Vehicles	30%

An item of equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Where an item of equipment is composed of major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately including major inspection and overhaul expenditures, are capitalized.

3 MATERIAL ACCOUNTING POLIICY INFORMATION (cont'd)

(e) Exploration and Evaluation Assets

Upon acquiring the legal right to explore a mineral property (exploration and evaluation assets), all direct costs related to the acquisition of a mineral property are capitalized. Exploration and evaluation expenditures incurred prior to the determination of the feasibility of mining operations and the decision to proceed with development are recognized in profit or loss as incurred, net of recoveries. Costs incurred before the Company has obtained the legal rights to explore an area are charged to profit or loss. Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within equipment. Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

(f) Impairment of Non-Financial Assets

Non-financial assets are evaluated at least annually by management for indicators that the carrying value is impaired and may not be recoverable. The Company's non-financial assets are equipment and exploration and evaluation assets. When indicators of impairment are present, the recoverable amount of an asset is evaluated at the level of a cash generating unit (CGU), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of a CGU is the greater of the CGU's fair value less costs to sell and its value in use. An impairment loss is recognized in profit or loss to the extent that the carrying amount exceeds the recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value. Estimated future cash flows are calculated using estimated recoverable reserves, estimated future commodity prices and the expected future operating and capital costs. The pre-tax discount rate applied to the estimated future cash flows reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

Additionally, the reviews consider factors such as political, social and legal and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions and, hence, affect the recoverable amount. The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Discounted cash flow techniques often require management to make estimates and assumptions concerning reserves and resources and expected future production revenues and expenses.

Assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstance indicate that the impairment may have reversed. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit ("CGU") is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior periods. A reversal of an impairment loss is recognized immediately in profit or loss.

3 MATERIAL ACCOUNTING POLICY INFORMATION (cont'd)

(g) Decommissioning Liabilities

The Company recognizes a provision for statutory, contractual, constructive or legal obligations associated with decommissioning of mining operations and reclamation and rehabilitation costs arising when environmental disturbance is caused by the exploration or evaluation of exploration and evaluation assets, and equipment. Provisions for site closure and decommissioning are recognized in the period in which the obligation is incurred or acquired and are measured based on expected future cash flows to settle the obligation, discounted to their present value. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability including risks specific to the countries in which the related operation is located.

When an obligation is initially recognized, the corresponding cost is capitalized to the carrying amount of the related asset in exploration and evaluation assets and equipment. These costs are depreciated using either the unit of production or straight-line method depending on the asset to which the obligation relates.

The obligation is increased for the accretion and the corresponding amount is recognized as a finance expense. The obligation is also adjusted for changes in the estimated timing, amount of expected future cash flows, and changes in the discount rate. Such changes in estimates are added to or deducted from the related asset except where deductions are greater than the carrying value of the related asset in which case, the amount of the excess is recognized in profit or loss.

Due to uncertainties concerning environmental remediation, the ultimate cost to the Company of future site restoration could differ from the amounts provided. The estimate of the total provision for future site closure and decommissioning costs is subject to change based on amendments to laws and regulations, changes in technology, price increases and changes in interest rates, and as new information concerning the Company's closure and decommissioning liabilities becomes available.

(h) Use of Estimates and Judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. These and other estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in these estimates could be material. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized during the year in which the estimates are revised and in any future periods affected.

Significant Accounting Judgments

Significant accounting judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include, but are not limited to, the following:

i) Recoverability of the carrying value of the Company's exploration and evaluation assets

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of these properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

3 MATERIAL ACCOUNTING POLICY INFORMATION (cont'd)

(h) Use of Estimates and Judgments (cont'd)

ii) Asset acquisition

During the year ended December 31, 2022, the Company acquired Homestake (Note 4). The process for determining whether the acquisition was an asset purchase versus a business acquisition was performed and primary consideration was given to the exploration stage of mineral properties, among other items. Shares issued for the acquisition were valued on the issue date and the excess of overall acquisition costs over net assets acquired was attributed to the mineral properties acquired.

Critical Accounting Estimates

Key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities include, but are not limited to, the following:

i) Share-based payments

The fair value of share-based payments is determined using the Black-Scholes option pricing model. Such option pricing models require the input of subjective assumptions, including the expected price volatility, option life, dividend yield, risk-free rate and estimated forfeitures at the initial grant date.

ii) Estimating useful life of equipment

Depreciation of equipment is charged to write down the value of those assets to their residual value over their respective estimated useful lives. Management is required to assess the useful economic lives and residual values of the assets such that depreciation is charged on a systematic basis to the current carrying amount. The useful lives are estimated having regard to such factors as asset maintenance, rate of technical and commercial obsolescence, and asset usage. The useful lives of key assets are reviewed annually.

(iii) Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized in the consolidated statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the consolidated statements of financial position could be impacted.

(iv) Accrual of British Columbia Mineral Exploration Tax Credit ("BC METC")

The provincial government of British Columbia provides for a refundable tax on net qualified mining exploration expenditures incurred in British Columbia. The credit is calculated as 20% of qualified mining exploration expenses less the amount of any assistance received or receivable. The determination of the expenditures that would qualify as mining exploration expenses was based on the previous years' tax filings and subsequent reviews by government auditors. BC METC will be recorded in profit or loss upon cash receipt or when reasonable assurance exists that the tax filings are assessed and the expenditures are qualified as mining exploration expenses.

3 MATERIAL ACCOUNTING POLICY INFORMATION (cont'd)

(i) Financial Instruments

(i) Classification and measurement of financial assets and liabilities

Under IFRS 9, Financial assets, on initial recognition, are recognized at fair value and subsequently classified and measured at: amortized cost; fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL). The classification of financial assets depends on the purpose for which the financial assets were acquired. The Company's financial assets which consist of cash and cash equivalents, deposits and amounts receivable, are classified as amortized cost.

Under IFRS 9, financial liabilities, on initial recognition, are measured at fair value and subsequently measured at FVTPL or amortized cost. The Company's financial liabilities which consist of accounts payable and accrued liabilities are classified as amortized cost.

(ii) Impairment of financial assets

An 'expected credit loss' (ECL) model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. The ECL model requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset's original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period. In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through the statement of loss and comprehensive loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. The Company's financial assets measured at amortized cost are subject to the ECL model.

(j) Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and stock options are recognized as a deduction from equity, net of any tax effects.

Flow-through shares are a type of common share and are securities permitted by Canadian Income Tax Legislation whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. The Company accounts for flow-through shares whereby any premium paid for the flow-through shares in excess of the market value of the shares without flow-through features at the time of issue is credited to flow-through premium liability. The flow-through premium liability is included in profit or loss as the qualifying expenditures are incurred on a pro-rata basis.

The Company may issue units consisting of common shares and common share purchase warrants. The Company estimates the fair value of the common shares based on their market price on the share issuance date. The residual difference, if any, between the unit price and the fair value of each common share represents the fair value attributable to each warrant.

3 MATERIAL ACCOUNTING POLICY INFORMATION (cont'd)

(k) Income taxes Current income taxes

Income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date. Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax

Deferred income tax is recognized as the temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized, or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

(l) Foreign currency translation

Transactions denominated in foreign currencies are translated using the exchange rate in effect on the transaction date or at an average rate. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the statement of financial position date. Non-monetary items are translated using the historical rate on the date of the transaction. Revenue and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Foreign exchange gains and losses are included in profit or loss.

(m) Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share amounts are calculated assuming that the proceeds received from the exercise of stock options and warrants would be used to repurchase shares at the prevailing market rate. When a loss is incurred during the period, this calculation is considered to be anti-dilutive.

(n) Comprehensive income (loss)

Comprehensive income (loss) is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders and includes items that are not included in profit or loss. The Company currently has incurred no comprehensive income or loss.

3 MATERIAL ACCOUNTING POLICY INFORMATION (cont'd)

(o) Share-based payments

The Company grants share-based awards to employees, directors and consultants as an element of compensation. The fair value of the awards is recognized over the vesting period as share-based compensation expense offset by reserves. The fair value of share-based compensation is determined using the Black-Scholes option pricing model. At each reporting date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management's best estimate of the awards that are ultimately expected to vest is computed. No expense is recognized for awards that do not ultimately vest. When stock options are exercised, the proceeds received, together with any related amount in the reserves, are credited to share capital.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the equity instruments. Otherwise, share based compensation are measured at the fair value of the goods or the services received.

The Company has granted its directors deferred share units (DSUs) whereby each DSU entitles a director to receive, upon his or her retirement from the Company, the cash equivalent of the market value of number of DSUs they have accumulated during their directorship, where each DSU is equal to one common share of the Company. DSUs can be earned in lieu of receiving cash for directors' fees, the Company recognizes the expense based on the quoted market price at the end of each quarter and a corresponding increase in equity for the eventual redemption when the DSUs are issued.

(p) Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset over a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all of the economic benefits from the use of the asset during the term of the contract and it has the right to direct the use of the asset.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. The right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by the interest rate implicit in the lease or, if that rate cannot be readily determined the incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. Lease payments included in the measurement of the lease liability comprise of fixed payments, variable lease payments, and amounts expected to be payable at the end of the lease term.

The Company has elected not to recognize the right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less. The lease payments associated with these leases are charged directly to income on a straight-line basis over the lease term.

(q) New accounting pronouncements

There are no new accounting pronouncements that would have a significant effect on the consolidated financial statements.

 4 ACQUISITION OF HOMESTAKE RIDGE

On February 25, 2022, the Company completed the acquisition of 100% of Homestake for total consideration of $5,000,000 and the issuance of 76,504,590 shares of the Company valued at $60,438,626. Homestake owns a 100% interest in the Homestake Ridge project ("Homestake Ridge"), located adjacent to the Dolly Varden Project ("DV Project") in British Columbia (Note 9).

The consideration paid on the acquisition of Homestake was accounted for as an acquisition of exploration and evaluation assets with the fair value of the shares issued valued using the market value of the Company's shares on the date of change of control.

The acquisition of Homestake was recorded in the accounts of the Company at its fair value determined as follows:

Consideration paid for 100% interest was as follows:
Cash payment	$5,000,000
Common shares issued	60,438,626
Other acquisition costs:
Legal fees	273,442
Advisory services - cash payment	712,500
Advisory services - shares issued	338,364
Regulatory fees	33,250
Other professional fees	45,000
Transfer agent and special general meeting costs	36,369
Reclamation bond	68,000
Total consideration paid	$66,945,551

Net assets acquired
Assets acquired
Reclamation bond	$68,000
Mineral property (Note 9)	66,877,551
Net assets acquired	$66,945,551

5 CASH AND CASH EQUIVALENTS

	December 31, 2023	December 31, 2022
Cash	$9,982,389	$26,895,616
Cash equivalent (Guaranteed investment certificates)	-	1,600,000
	$9,982,389	$28,495,616

As at December 31, 2022, the Company's cash includes demand deposits bearing interest at rates ranging from 0-3.80%.

6 PREPAID EXPENSES

Prepaid expenses consist of:

	December 31, 2023	December 31, 2022
Advances for exploration expenditures	$273,000	$51,738
Insurance and other administrative expenses	245,262	234,064
	$518,262	$285,802

7 AMOUNTS RECEIVABLE

Amounts receivable consists of:

	December 31, 2023	December 31, 2022
Goods and Services Tax receivable	$850,864	$111,144
Other	116,400	21,203
	$967,264	$132,347

8. EQUIPMENT

Equipment consists of:

	Dock	Tents and Trailers	Equipment	Vehicles	Gas Tank	Boat	Total
Cost:
At December 31, 2021	$15,571	$163,956	$141,892	$39,936	$40,000	$91,755	$493,110
Additions	-	39,359	33,274	-	-	-	72,633
At December 31, 2022	15,571	203,315	175,166	39,936	40,000	91,755	565,743
Additions	-	-	14,135	-	-	-	14,135
At December 31, 2023	$15,571	$203,315	$189,301	$39,936	$40,000	$91,755	$579,878

Accumulated Depreciation:
At December 31, 2021	$7,877	$138,582	$38,832	17,285	$26,666	$17,724	$246,966
Depreciation	385	16,468	25,882	6,795	1,333	11,104	61,967
At December 31, 2022	8,262	155,050	64,714	24,080	27,999	28,828	308,933
Depreciation (Note 9)	365	14,478	24,650	4,757	1,200	9,439	54,889
At December 31, 2023	$8,627	$169,528	$89,364	$28,837	$29,199	$38,267	$363,822

Net Book Value:
At December 31, 2022	$7,309	$48,265	$110,452	$15,856	$12,001	$62,927	$256,810
At December 31, 2023	$6,944	$33,787	$99,937	$11,099	$10,801	$53,488	$216,056

9 EXPLORATION AND EVALUATION ASSETS

Title to exploration and evaluation assets involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from- the frequently ambiguous conveyancing history characteristic of many exploration and evaluation assets. The Company has investigated title to all of its exploration and evaluation assets and, to the best of its knowledge, title to all of its properties is in good standing.

Exploration and evaluation asset costs are set out below:

Kitsault Valley
Project
Balance, December 31, 2020 and 2021	$4,029,234
Addition - Homestake Ridge (Note 4)	66,877,551
Balance, December 31, 2022 and 2023	$70,906,785

Kitsault Valley Project

During the years ended December 31, 2011 to 2018, the Company purchased the Dolly Varden Project, consisting of fee simple titles, mineral claims and mineral tenures in respect of certain lands located in the Kitsault area of British Columbia. The property is subject to a 2% net smelter return royalty ("NSR") of which one-half (or 1%) of the NSR can be repurchased by the Company for $2,750,000 at any time.

During the year ended December 31, 2020, the Company acquired additional surface rights and fee simple lands. The total package had been previously leased annually by the Company from private owners. The transaction involved a payment of $153,000 in cash and issuance of 192,061 common shares of the Company for a value of $149,808.

On February 25, 2022, the Company completed the acquisition of Homestake pursuant to a purchase agreement which the Company agreed to acquire from Fury Gold Mines Ltd., a 100% interest in the Homestake Ridge, located adjacent to the Company's DV Project in British Columbia (Note 4). The Homestake Ridge is subject to a 2% NSR applicable to certain claims (the "Crown Grants"). The 2% NSR on the Crown Grants includes an annual advanced minimum royalty of $50,000 yearly payment obligations. Ten business days after commencement of commercial production, approximately 17,300 shares of the Company are to be issued to the NSR holders. Additionally, a small area of the Homestake Ridge is subject to a 3% royalty. The Company refers to the combination of its Homestake Ridge and DV Project as the Kitsault Valley Project ("KV Project"). As of December 31, 2023, the Company has deposits totaling $159,000 (December 31, 2022 - $159,000) as reclamation bonds for the properties.

Big Bulk Property

On December 19, 2023, the Company entered into an assignment and assumption agreement (the "Assignment Agreement") with Libero Copper & Gold Corporation ("Libero") pursuant to which the Company acquired an option agreement (the "Option Agreement") to earn a 100% interest in certain claims known as the Big Bulk Project. As consideration for the Assignment Agreement the Company issued Libero 275,000 common shares of the Company valued at $222,750, subsequent to December 31, 2023.

9 EXPLORATION AND EVALUATION ASSETS (cont'd)

In connection with this acquisition, the Company also entered into an amending agreements with LCT Holdings Inc., the owner of the Big Bulk Project and optionor under the Option Agreement. The amended Option Agreement provides that the Company may earn-in a 100% undivided interest in the Big Bulk Property by completing the following payments:

a) $50,000 in cash on or before December 31, 2023 (Paid);

b) $150,000 in cash on or before December 31, 2024;

c) $250,000 in cash or common shares on or before December 31, 2025;

d) $500,000 in cash or common shares on or before December 31, 2026; and

e) $500,000 in cash or common shares on or before December 31, 2027.

The Company may elect to issue common shares only when the market price of the common shares at the time is equal or greater than to the ten day volume weighted average price of the common shares of the Company, subject to such exchange's minimum pricing rules and further provided that the common shares may only be issued by the Company if the deemed price is equal to or greater than $0.64 per Common share, otherwise the Company may only satisfy such payment in cash..

The following table summarizes the exploration and evaluation expenses incurred during the years ended December 31, 2023 and 2022.

	December 31, 2023	December 31, 2022
Analytical and sample related	$1,898,610	$620,555
Camp, food, supplies and related	2,312,427	1,570,350
Claim maintenance	59,030	61,288
Community relations and related	102,420	28,564
Depreciation	54,889	61,967
Drilling	13,720,520	9,203,552
Equipment and warehouse rental	751,388	437,330
Fuel	967,412	853,090
Geological and geoscience	2,879,962	2,127,293
Mapping and modelling	123,840	90,206
Project supervision	399,138	401,052
Resource and metallurgy	238	-
Road and drill pad preparation	1,246,252	1,296,699
Supplies	-	20,348
Transport, travel and related	289,919	295,376
Cost recovery: BC METC	-	(131,030)
Total	$24,806,045	$16,936,370

10. SHARE CAPITAL

Authorized: Unlimited number of common shares without par value. Issued:

On November 1, 2023, the Company completed the sale of 15,384,616 common shares of the Company to Hecla Canada Ltd. ("Hecla") at a price of $0.65 per common share for gross proceeds of $10,000,000. As a result, Hecla has increased its shareholding in the Company to 15.7% from 10.6%, calculated on an undiluted basis.

During the year ended December 31, 2023, the Company issued 1,027,499 (2022 - 894,250) common shares pursuant to the exercise of stock options for proceeds of $559,041 (2022 - $350,042).

On December 22, 2022, the Company closed a private placement and raised gross proceeds of $5,071,064 through the sale of 5,634,516 flow-through common shares at a price of $0.90 per share. The Company recorded a flow-through premium liability of $394,416 for the difference between the fair value of its common shares and the issuance price of its flow through common shares.

On December 22, 2022, the Company closed a private placement and raised gross proceeds of $15,628,935 through the sale of 14,884,700 charity flow-through common shares at a price of $1.05 per charity flow-through common share. The Company recorded a flow-through premium liability of $3,274,634 for the difference between the fair value of its common shares and the issuance price of its charity flow-through common shares.

On December 22, 2022, the Company issued 2,334,114 common shares at a price per common share of $0.83 for gross proceeds of $1,937,315 pursuant to an anti-dilution right held by Hecla.

On February 25, 2022, the Company issued 76,504,590 common shares with a value of $60,438,626 upon acquisition of Homestake (Note 4). In connection with the acquisition of Homestake, the Company issued 402,815 common shares with a value of $338,364 to Haywood Securities Inc. ("Haywood") pursuant to a financial advisory agreement between Haywood and the Company.

On February 25, 2022, the Company issued 9,048,539 common shares at a price of $0.5882 per common share for aggregate proceeds of $5,322,351 pursuant to an anti-dilution right held by Hecla.

On March 31, 2022, the Company closed a private placement and raised gross proceeds of $11,499,888 through the sale of 11,274,400 flow-through common shares at a price of $1.02 per flow-through common share. The Company recorded a flow-through premium liability of $2,254,880 for the difference between the fair value of its common shares and the issuance price of its flow-through common shares.

On March 31, 2022, the Company issued 1,742,472 common shares at a price per common share of $0.86 for gross proceeds of $1,498,526 and issued 46,027 additional common shares at a price per common share of $0.5896 for gross proceeds of $27,138, pursuant to an anti-dilution right held by Hecla.

10. SHARE CAPITAL (cont'd)

Restricted Share Units

The Company adopted a RSU plan during the year ended December 31, 2022 after the shareholders approved a new rolling 10% RSU plan (the "RSU Plan") at its annual general meeting on June 2, 2022. The maximum number of common shares issuable upon the vesting of RSUs granted pursuant to the RSU Plan combined with other share-based compensation arrangements is set at 10% of the total issued common shares. The RSU Plan is an evergreen plan meaning any vesting of an RSU will, subject to the overall limit described above, allow new grants available under the RSU Plan resulting in a reloading of the number of RSUs available for grant. The Company expensed $1,033,881 included in share-based compensation expense during the year ended December 31, 2023 (2022 - $nil) related to the grant of 2,054,678 RSUs that vest equally over three years.

Number of
RSUs
Balance, December 31, 2022 and 2021	-
Granted	2,054,678
Balance, December 31, 2023	2,054,678

Stock Options

The Company has a stock option plan under which it is authorized to grant share purchase options to executive officers, directors, employees and consultants enabling the holder to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option shall be no less than the discounted market price of the Company's shares prior to the grant in accordance with Exchange policies. Options are granted for a maximum term of 10 years.

Vesting is at the discretion of the Board of Directors. In the absence of a vesting schedule, such options shall vest immediately.

	Number of Options	Weighted Average Exercise Price $
Balance, December 31, 2021	7,397,500	0.45
Granted	4,925,000	0.77
Exercised	(894,250)	0.39
Forfeited/expired	(25,000)	0.40
Cancelled	(300,000)	0.71
Balance, December 31, 2022	11,103,250	0.59
Granted	800,000	0.97
Exercised	(1,027,499)	0.54
Forfeited/expired	(5,000)	0.40
Balance, December 31, 2023	10,870,751	0.62

10. SHARE CAPITAL (cont'd)

The Company had outstanding stock options enabling the holders to acquire common shares as follows:

Date of Expiry	Exercise Price $	# of stock options outstanding as at December 31, 2023
December 12, 2024	0.30	375,000
February 18, 2025	0.25	2,380,000
February 28, 2025	0.25	200,000
March 17, 2025	0.25	266,250
March 25, 2026	0.71	2,425,000
February 25, 2027	0.79	3,941,667
August 19, 2027	0.71	582,834
February 24, 2028	0.97	700,000
Total Outstanding		10,870,751
Total Exercisable		8,786,583

During the year ended December 31, 2023, the Company recognized a total of $936,802 (December 31, 2022 - $1,785,596) in share-based payments expense for the options granted and vested during the year. The fair value of options granted during the year ended December 31, 2023 was $0.66 (2021 - $0.49) per option. The weighted average remaining life of the stock options as of December 31, 2023 is 2.44 (December 31, 2022 - 3.20) years.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted:

For the year ended	December 31, 2023	December 31, 2022
Risk-free interest rate	3.71%	3.13%
Expected dividend yield	0%	0%
Annualized stock price volatility	83%	81%
Expected life of options	5 years	5 years
Expected forfeiture rate	0%	0%

Deferred Share Units ("DSU")

The Company has a DSU plan that entitles certain directors and officers to receive the cash equivalent of the 29,135 (2022 - 29,135) DSUs issued when they retire from the Company. The value of the DSU on grant date is the market price, being the five-day volume weighted average price of the common shares immediately preceding the grant date. In October 2015, the Company ceased further accruals under the DSU plan. During the year ended December 31, 2023, the Company paid out $24,213 to a former director and recognized a decrease in the fair value of the outstanding DSU liability of $4,041 (2022 - decrease of $9,914), which was recognized as directors' fees (Note 12).

Flow-through Premium Liability

The following is a continuity of the liability portion of the flow-through share issuances:

Balance, December 31, 2021	$134,673
Flow-through premium liability additions	5,923,930
Settlement of flow-through share premium liability pursuant to qualifying expenditures	(2,404,717)
Balance, December 31, 2022	3,653,886
Settlement of flow-through share premium liability pursuant to qualifying expenditures	(3,653,886)
Balance, December 31, 2023	$-

10 SHARE CAPITAL (cont'd)

Anti-dilution rights agreements

In September 2012, the Company entered into an ancillary rights agreement with Hecla, whereby as long as Hecla holds a pro-rata interest of 10%, it reserves the right to maintain its ownership interest in the event the Company issues any equity securities. In February 2022, the Company entered into an investor rights agreement in relation to the acquisition of Homestake (Note 4) with Fury whereby as long as Fury holds a pro-rata interest of 10%, it reserves the right to maintain its ownership interest in the event the Company issues any equity securities for cash.

11 CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern to pursue other business opportunities and to maintain a flexible capital structure that optimizes the cost of capital within a framework of acceptable risk. The capital of the Company consists of items within shareholders' equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, or acquire or dispose of assets.

The Company is dependent on the capital markets as its main source of operating capital. The Company's capital resources are largely determined by the strength of the junior public markets, by the status of the Company's projects in relation to these markets and its ability to compete for investor support of its projects. There have been no changes to the Company's approach to capital management during the year ended December 31, 2023. The Company has no capital restrictions other than an anti-dilution right in favor of Hecla and Fury whereby both parties have the right to maintain their equity holdings in the Company (Note 10).

12 RELATED PARTY TRANSACTIONS

During the years ended December 31, 2023 and 2022, the Company incurred the following amounts charged by officers and directors (being key management personnel) and companies controlled and/or owned by officers and directors of the Company in addition to the related party transactions disclosed elsewhere in these consolidated financial statements:

	Year ended
	December 31,	December 31,
	2023	2022
Directors' fees	$208,100	$148,478
Exploration and evaluation (3)	567,138	265,000
Management fees (1)(2)	956,200	890,500
Share-based payments (1)(2)	1,380,274	1,199,694
Total	$3,111,712	$2,503,672

(1) The Company entered into a consulting service agreement with S2K Capital Corp. and Shawn Khunkhun, Chief Executive Officer and director of the Company. Pursuant to this consulting agreement, Mr. Khunkhun is compensated at a rate of $28,333 (2022 - $25,000) per month. The Company is required to pay an equivalent to 24 months' pay plus an average of any cash performance bonus paid in the previous two completed financial years if the consulting agreement is terminated by either party absent an event of default during the twelve-month period following the date of a change in control of the Company. If the agreement is terminated for reasons other than event of default, the Company is required to pay a sum equal to 12 months' pay. The Company paid or accrued a $360,000 bonus for the year ended December 31, 2023.

(2) The Company entered into a consulting service agreement with Fehr & Associates and Ann Fehr, Chief Financial Officer ("CFO") of the Company. Pursuant to this consulting agreement, Fehr & Associates is compensated at a rate of $19,067 (2022 - $17,500) per month for CFO, controller, bookkeeper and administrative services. The Company paid or accrued a $40,000 bonus for the year ended December 31, 2023. The Company is required to pay an equivalent to 12 months' pay if the consulting agreement is terminated by either party absent an event of default during the twelve-month period following the date of a change in control of the Company.

(3) The Company is required to pay $260,000 if the consulting agreement with Mr. Van Egmond, VP Exploration, is terminated by either party absent an event of default during the twelve-month period following the date of a change in control of the Company.

(4) The Company paid exploration and evaluation expenses to a company controlled by a director.

Other related party transactions are as follows:

During the year ended December 31, 2023, $7,600 (2022 - $33,100) in office rent reimbursement was paid to corporations controlled by a director of the Company.

At December 31, 2023, included in amounts receivable is $nil (December 31, 2022 $17,271) owed from a corporation with a director in common related to an expense reimbursement.

At December 31, 2023, included in accounts payable is $3,196 (December 31, 2022 - $nil) owed to directors and officers of the Company. These amounts are unsecured, non-interest-bearing and due on demand.

At December 31, 2023 included in accrued liabilities is $nil (December 31, 2022 - $28,254) accrued to a former director for directors' fees outstanding related to outstanding DSUs.

At December 31, 2023 included in accrued liabilities is $120,000 (December 31, 2022 - $8,100) accrued to officers and directors of the Company.

13 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments recorded at fair value require disclosure as to how the fair value was determined based on significant levels of input described in the following hierarchy:

• Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

• Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

• Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company's financial instruments include cash and cash equivalents, amounts receivable, deposits, accounts payable and accrued liabilities, all of which are measured at amortized cost.

Financial Instruments

The carrying values of cash and cash equivalents, amounts receivable, deposits, accounts payable and accrued liabilities approximate fair values due to the short-term nature of these instruments or market rates of interest.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below.

Credit Risk

The Company's credit risk is primarily attributable to cash and cash equivalents, deposits and amounts receivable. The Company has no significant concentration of credit risk arising from operations. Cash and cash equivalents consists of bank balances and demand guaranteed investment certificates at reputable financial institutions, from which management believes the risk of loss to be remote. Amounts receivable and deposits are due from government agencies.

The Company limits its exposure to credit risk for cash by placing it with high quality financial institutions.

Liquidity Risk

The Company's ability to remain liquid over the long term depends on its ability to obtain additional financing through the issuance of additional securities, entering into credit facilities, or entering into joint ventures, partnerships or other similar arrangements. The Company's ability to continue as a going concern is dependent upon its ability to continue to raise adequate financing in the future to meet its obligations and repay its liabilities arising from normal business operations when they come due. As at December 31, 2023, the Company had cash and cash equivalents of $9,982,389 to settle current liabilities of $804,052.

Interest Rate Risk

The Company has cash and cash equivalent balances subject to fluctuations in the prime rate. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. Management believes that interest rate risk is remote, as investments are redeemable at any time and interest can be earned up to the date of redemption.

Price Risk

The Company is exposed to price risk with respect to commodity prices. The Company's future mining operations will be significantly affected by changes in the market price for silver. Precious metal prices fluctuate daily and are affected by numerous factors beyond the Company's control. The supply and demand for commodities, level of interest rates, rate of inflation, investment decisions by large holders of commodities and stability of exchange rates can all cause significant fluctuations in commodity prices.

14. SEGMENTED INFORMATION

The Company operates in one reportable segment, the exploration and development of unproven exploration and evaluation assets. The Company's primary exploration and evaluation assets are located in British Columbia, and its corporate assets, comprising mainly of cash, are located in Canada. The Company is in the exploration stage and has no reportable segment revenues or operating results. All corporate expenses are incurred in Canada.

15 INCOME TAX

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Year ended	Year ended
	December 31, 2023	December 31, 2022
Loss for the year	$(26,650,462)	$(19,270,419)

Expected income tax recovery	(7,196,000)	(5,203,000)
Change in statutory rates and other	256,000	(3,000)
Permanent difference	(445,000)	(199,000)
Impact of flow through share issuance	5,553,000	4,324,000
Share issuance costs	(19,000)	(652,000)
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	(284,000)	(7,901,000)
Change in unrecognized deductible temporary differences	2,135,000	9,634,000
Total income tax expense (recovery)	$-	$-

The significant components of the Company's unrecorded deferred tax assets and liabilities are as follows:

	Year ended	Year ended
	December 31, 2023	December 31, 2022
Deferred tax assets:

Exploration and evaluation assets	$7,557,000	$7,168,000
Property and equipment	194,000	140,000
Share issuance costs	513,000	739,000
Non-capital losses available for future periods	12,744,000	10,826,000
	$21,008,000	$18,873,000
Unrecognized deferred tax assets	(21,008,000)	(18,873,000)
Net deferred tax assets	$-	$-

15. INCOME TAX (cont'd)

The Company's unrecognized deductible temporary differences, tax credits and tax losses are as follows:

		As at	As at
		December 31,	December 31,
		2023	2022
Temporary Differences:

Investment tax credit	$711,000	2031 -2040	$711,000
Property and equipment	$718,000	No expiry date	$520,000
Exploration and evaluation assets	$26,068,000	No expiry date	$24,627,000
Share issuance costs	$1,902,000	2044 to 2047	$2,737,000
Non-capital losses available for future periods	$47,200,000	2024 to 2043	$40,096,000

16. SUBSEQUENT EVENTS

Subsequent to December 31, 2023, the Company:

• Issued 275,000 common shares to Libero in relation to the Assignment Agreement (Note 9);

• Issued 25,000 common shares pursuant to the exercise of stock options for proceeds of $6,250; and

• Closed a broker private placement and issued 14,285,700 flow-through common shares at a price of $1.05 per share for gross proceeds of $14,999,985. An underwriter fees of $749,999 was paid in relation to the financing.