Form 20-F
period 2024-12-31
FURY GOLD MINES LTD
filed 2025-04-01
CIK 1514597

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

401 Bay Street, 16th Floor, Toronto, Ontario, Canada M5H 2Y4
(Address of principal executive office)

Phil van Staden, Chief Financial Officer, +1 (647) 673-7664, phil.vanstaden@furygoldmines.com

401 Bay Street, 16th Floor, Toronto, Ontario, Canada M5H 2Y4

(Name, telephone, email and/or facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Shares, no par value	FURY	NYSE American and Toronto Stock Exchange (TSX)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or stock as of the closing of the period covered by the Annual Report: 151,556,273 Common Shares

Indicate by check mark if the registration is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, and/or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐
International Financial Reporting Standards as issued by the International Accounting Standards Board	☒
Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

Cautionary Note Regarding Forward-Looking Statements

Certain statements made on this Form 20-F (“Annual Report”) contain forward-looking information within the meaning of applicable United States securities laws (“forward-looking statements”). These forward-looking statements are presented for the purpose of assisting the Company’s securityholders and prospective investors in understanding management’s intentions and views regarding future outcomes and are inherently uncertain and should not be heavily relied upon. When used in this Annual Report, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to the Company, identify such forward-looking statements. Specific forward-looking statements in this Annual Report include:

●	the Company’s exploration and financing plans,

●	the ability of the Company to realize the objectives of the Company’s planned exploration programs;

●	the results of the Company’s exploration programs and the likelihood of discovering or expanding resources;

●	the Company’s estimated mineral resources;

●	the future price of minerals, especially gold and other precious metals;

●	the Company’s future capital expenditures and requirements, and sources and timing of additional financing;

●	the potential for resource expansion and ultimately mine development of the Company’s Eau Claire Project,

●	the Company’s plans to complete the acquisition of Quebec Precious Metals Corporation.;

●	the potential for resource expansion;

●	permitting timelines and possible delays;

●	local indigenous and other affected communities engagement;

●	government regulation of mining operations;

●	environmental and climate-related risks;

●	the possible impairment of mining interests;

●	any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements;

●	the liquidity of the common shares in the capital of the Company; and

●	other events or conditions that may occur in the future.

The forward-looking statements contained in this Annual Report represent the Company’s views as of the date hereof. The assumptions related to these plans, estimates, projections, beliefs, and opinions may change without notice and in unanticipated ways. Many assumptions may prove to be incorrect, including:

●

the Company’s budgeting plans, expected costs, assumptions regarding capital and commodity market conditions and other factors upon which the Company has based its expenditure and funding expectations;

●	the Company will be able to raise additional capital to proceed with its exploration, development and operations plans and attracting finance for precious metal exploration will be possible;

●	the Company’s ability to obtain or renew the licenses, permits and regulatory approvals necessary for its planned exploration and securing support of locally affected communities;

●	the Company’s exploration plans will not be adversely impacted by declines in prices of precious metals and consequent impairment of the Company’s ability to finance its operations;

●	that operations and financial markets will not in the long term be adversely impacted by wars or pandemics or other natural or man-made disasters;

●	the Company’s ability to complete and successfully integrate acquisitions, including its acquisition of Quebec Precious Metals Corporation.;

●

the Company’s plan of operations will not be adversely impacted by climate change, extreme weather events, water scarcity, and seismic events, and the Company’s strategies to deal with these issues will be effective;

●	the Company’s expectations regarding the future demand for, and supply and price of, precious metals;

●	the Company’s ability to recruit and retain qualified personnel to pursue its business operations;

●	the Company’s mineral resource estimates, and the assumptions upon which they are based, are reasonably accurate;

●	the Company will be able to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain local community support.

Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to control or predict, that may cause the actual results, performance or achievements of the Company, or developments in the Company’s business or in its industry, to adversely differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Some of the risks and other factors (some of which are beyond the Company’s control) which could cause results to differ materially from those expressed in the forward-looking statements and information contained in this Annual Report include, but are not limited to:

●

fluctuations in the current and projected prices for gold, other precious and base metals and other commodities (such as natural gas, fuel oil and electricity) which are needed to explore for and ultimately produce these metals;

●	the Company does not earn any revenues from its business and has history of losses and negative cash flows from operations, each of which is expected to continue in the future;

●	the Company may not be able to secure additional financings, including equity financings, to continue the planned exploration of its mineral properties;

●

the Company’s exploration programs are inherently risky as they involve uncertain geology and risk exploration failure and may overrun on costs and not be successful in achieving the targeted objectives or result in the discovery of new resources or the expansion of existing resources;

●

the Company’s plan of operations involves risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding);

●

the speculative nature of mineral exploration and development; the estimation of mineral resources, the Company’s ability to obtain funding, including the Company’s ability to complete future equity financings;

●	the shareholders of Quebec Precious Metals Corporation. may not approve the acquisition by the Company;

●	environmental risks and remediation measures, including evolving environmental regulations and legislation;

●	changes in laws and regulations impacting exploration and mining activities;

●	the Company’s mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title;

●	legal and litigation risks;

●	statutory and regulatory compliance;

●	insurance and uninsurable risks;

●	the continuation of our management team and our ability to secure the specialized skill and knowledge necessary to operate in the mining industry

●	the Company’s limited business history and history of losses and negative cash, which will continue into the foreseeable future;

●

our inability to pay dividends, volatility in the Company’s share price, the continuation of our management team and our ability to secure the specialized skill and knowledge necessary to operate in the mining industry; relations with and claims by local communities and non-governmental organizations, including relations with and claims by indigenous populations;

●	the effectiveness of the Company’s internal control over financial reporting;

●	cybersecurity risks and other reputational risks;

●	general business, economic, competitive, political and social uncertainties;

●	the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues;

●	and public health crises such as the COVID-19 pandemic and other uninsurable risks.

While intended to list the primary risks that we see, no list can contain an exhaustive list of the risk and other factors that may affect any of the Company’s forward-looking statements. Some of these risks and other factors are discussed in more detail in the section entitled “Risk Factors”. Investors and others should carefully consider these risks and other factors and not place heavy reliance on the forward-looking statements.

The Company only updates its risk factors and forward-looking statements, when and to the extent required by applicable securities laws. See Item 3.D - Risk Factors below for a more detailed discussion of the risks faced by the Company.

Emerging Growth Company (“EGC”) Status

The Company ceased to qualify as an “emerging growth company”, as defined in Section 3(a) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), on December 31, 2022, which was the last day of the Company’s fiscal year following the fifth anniversary of the date of the first sale of equity securities pursuant to an effective registration statement under the United States Securities Act of 1933, as amended (“Securities Act”).

Generally, any registrant that has any class of its securities under Section 12 of the Exchange Act is required to include in its annual reports filed by it under the Exchange Act a management report on internal control over financial reporting and, subject to an exemption available to registrants that are neither an "accelerated filer" or a "larger accelerated filer" (as those terms are defined in Exchange Act Rule 12b-2), an auditor attestation report on management’s assessment of internal control over financial reporting.  As the Company has ceased to qualify as an “emerging growth company”, the Company will be required to include in its subsequent annual reports, an auditor attestation report on management’s assessment of internal control over financial reporting to the extent that it does not qualify for the exemption available to registrants that are neither an “accelerated filer” or “large accelerated filer”. Based on the Company’s aggregate market-value as at June 30, 2024, the Company qualifies as a “non-accelerated filer” and, as such, is not to required to include and has not included an auditors attestation report on the Company’s internal control over financial reporting with this Annual Report.

Currency

In this Annual Report, unless otherwise indicated, all dollar amounts and references to “C$” or “$” are to Canadian dollars and references to “US$” are to U.S. dollars. All dollar amounts are expressed in thousands of Canadian dollars unless otherwise indicated.

Part I

Item 1 — Identity of Directors, Senior Management, and Advisers

Not applicable

Item 2 — Offer Statistics and Expected Timetable

Not applicable

Item 3 — Key Information

A.	[Reserved]

B.	Capitalization and indebtedness

Not Applicable

C.	Reasons for the offer and use of proceeds

Not Applicable

D.	Risk factors

An investment in securities of Fury Gold involves significant risks, which should be carefully considered by prospective investors before purchasing such securities through any stock exchange or private sale. Management of Fury Gold considers the following risks to be most significant for potential investors in Fury Gold, but such risks do not necessarily comprise all those associated with an investment in Fury Gold. Additional risks and uncertainties not currently known to management of Fury Gold may also have an adverse effect on Fury Gold’s business. If any of these adverse events for which we are at risk actually occur, Fury Gold’s business, financial condition, capital resources, results of operations and/or future operations could be materially adversely affected.

In addition to the other information set forth elsewhere in this Annual Report, the following risk factors should be carefully considered when assessing risks related to Fury Gold’s business.

Exploration Activities May Not Be Successful

Exploration for, and development of, mineral properties is highly speculative and involves significant financial risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling, to complete a feasibility study and to construct mining and processing facilities at a site for extracting gold or other metals from ore. Fury Gold cannot ensure that its future exploration programs will result in profitable commercial mining operations.

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

Also, substantial expenses may be incurred on exploration projects that are subsequently abandoned due to poor exploration results or the inability to define reserves that can be mined economically. Estimates of proven and probable mineral reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. There have been no feasibility studies conducted in order to derive estimates of capital and operating costs including, among others, anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions, expected recovery rates of the gold from the ore, and anticipated environmental and regulatory compliance costs.

Substantial expenditures are required to establish mineral resources and mineral reserves through drilling and development and for mining and processing facilities and infrastructure. No assurances can be given that mineral will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. There is also no assurance that even if commercial quantities of ore are discovered that the properties will be brought into commercial production or that the funds required to exploit any mineral reserves and resources discovered by the Company will be obtained on a timely basis or at all. Economic feasibility of a project is based on several other factors including anticipated metallurgical recoveries, environmental considerations and permitting, future metal prices and timely completion of any development plan. Most of the above factors are beyond the control of the Company. There can be no assurance that the Company’s mineral exploration activities will be successful. In the event that such commercial viability is never attained, the Company may seek to transfer its property interests or otherwise realize value or may even be required to abandon its business and fail as a “going concern”.

Moreover, advancing any of the Company’s exploration properties into a revenue generating property, will require the construction and operation of mines, processing plants and related infrastructure, the development of which includes various risks associated with establishing new mining operations, including:

●	the ability to obtain acceptance and support from the local communities affected given many communities are opposed to mining operations of any kind;

●	the timing and costs, which can be considerable, of the construction of mining and processing facilities;

●	the availability and cost of skilled labour, mining equipment and principal supplies needed for operations;

●	the availability and cost of appropriate smelting and refining arrangements;

●	the need to maintain necessary environmental and other governmental approvals and permits;

●	the availability of funds to finance construction and development activities;

●	potential opposition from non-governmental organizations, environmental groups, local groups or other stakeholders which may delay or prevent development activities; and

●	potential increases in construction and operating costs due to changes in the cost of labour, fuel, power, materials and supplies.

It is possible that actual costs and economic returns of future mining operations may differ materially from Fury Gold’s best estimates. It is not unusual for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated. These additional costs could have an adverse impact on Fury Gold’s future cash flows, earnings, results of operations and financial condition.

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

Additional Funding Requirements and Shareholder Equity Dilution

Fury Gold’s business is in the exploration stage and the Company does not carry-on mining activities. As such, it will require additional financing to continue its operations. Fury Gold’s ability to secure additional financing and fund ongoing exploration will be affected by many factors, including the strength of the economy and other general economic factors. Global financial conditions continue to be subject to volatility arising from international geopolitical developments and global economic phenomenon, as well as general financial market turbulence. Access to public financing and credit can be negatively impacted by the effect of these events on Canadian and global credit markets. These instances of volatility and market turmoil could adversely impact Fury Gold’s operations and the trading price of the Common Shares. There can be no assurance that Fury Gold will be able to obtain adequate financing in the future, or that the terms of such financing will be favourable for further exploration and development of its projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration, drilling and/or development. Further, revenues, financings and profits, if any, will depend upon various factors, including the success, if any, of exploration programs and general market conditions for natural resources.

In order to finance future operations, Fury Gold may raise funds through the issuance of additional Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. Fury Gold cannot predict the size of future issuances of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares or the dilutive effect, if any, that future issuances and sales of Fury Gold’s securities will have on the market price of the Common Shares.

Negative Cash Flow

Fury Gold experiences negative cash flow from operations and anticipates incurring negative cash flow from operations for 2025 and beyond as a result of the fact that it does not have revenues from mining or any other activities. In addition, as a result of Fury Gold’s business plans for the development of its mineral projects, Fury Gold expects cash flow from operations to continue to be negative until Fury Gold is able to establish the economic viability and the development of one of its mineral projects, of which there is no assurance. Accordingly, Fury Gold’s cash flow from operations will be negative for the foreseeable future as a result of expenses to be incurred s in connection with advancement of exploration on its mineral projects.

Indirect Economic Interest in the Homestake Ridge Project

As a result of the completion of the sale of the Homestake Ridge Project to Dolly Varden in February 2022, the Company continues to own an indirect minority economic interest in the Homestake Ridge Project through its ownership of a significant interest in Dolly Varden’s common shares (currently 16.11%). Additionally, the Company has the right to nominate one director to the Dolly Varden Board, based on the Company’s current ownership position of Dolly Varden, and the right to nominate a representative to the technical committee.  The value of the Company’s ownership in Dolly Varden will vary as the price of the common shares of Dolly Varden fluctuate on the TSX Venture Exchange and this value may be more or less than the accounting value ascribed to these shares (which may create non-cash charges and credits when Dolly Varden finances).  While the Company has pre-emptive rights under the Investor Rights Agreement to retain is ownership position in Dolly Varden (on a percentage ownership basis) there is no assurance that the Company will exercise these pre-emptive rights to continue to maintain its position if Dolly Varden determines to complete future equity offerings, either as a result of a determination of the Company not to invest or the inability of the Company to allocate available funds to complete a required investment.  Accordingly, the Company’s interest in Dolly Varden may ultimately be diluted.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in the United States and Canada, and in particular the markets for junior resource companies, have experienced a high level of price and volume volatility, and the market prices of securities of many mining companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continuing fluctuations in share price will not occur in connection with the Company’s common shares or with its shareholding in Dolly Varden shares. These factors are ultimately beyond the control of Fury Gold and could have a material adverse effect on the Company’s financial condition and results of operations. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Mineral Resource Estimates

There is no certainty that any of the mineral resources estimated on the Eau Claire Project, the Committee Bay Project, or any other project with mineral resources will be advanced into mineral reserves. Until a deposit is actually mined and processed, the quantity of mineral resources and grades must be considered as estimates only, and are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry best practices. Valid estimates made at any given time may vary significantly when new information becomes available. While Fury Gold believes that the Company’s estimates of mineral resources are well established and reflect management’s best estimates, by their nature mineral resource estimates are imprecise and depend, to a certain extent, upon statistical inferences and geological interpretations, which may ultimately prove inaccurate.

The mineral resource estimates included herein have been determined and valued based on assumed future prices, mineralization percentage cut-off grades and operating costs. Furthermore, fluctuations in gold and base or other precious metals prices, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revisions to such estimates. Any material reductions in estimates of mineral resources could have a material adverse effect on the Company’s results of operations and financial condition.

To date, the Company has not established mineral reserves on any of its mineral properties.

Inflation

Consumer price inflation, although lower than 2023, has stayed above 2% in 2024 and if it continues will mean much higher costs for Fury Gold’s expenditure programs. Fury Gold’s program cost estimates could rapidly become out-of-date. If this happens, the Company will need to either raise additional funds causing equity dilution or reduce its expenditures and reducing progress. Increases in inflation usually result in central bank interest rate hikes which can trigger negative capital market conditions making financing difficult. While inflation increases have often led to higher precious metals prices, there can be no assurance of that and the Company’s operations and its share price could well be adversely affected by increased inflation.

Property Commitments

Fury Gold’s mineral properties and/or interests may be subject to various land payments, royalties and/or work commitments. Failure by Fury Gold to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

Environmental Regulatory, Health & Safety Risks

Fury Gold’s operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation and regulation provide for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain exploration industry operations, such as from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Future legislation and regulations could cause additional expenses, capital expenditures, restrictions, liabilities and delays in exploration of any of Fury Gold’s properties, the extent of which cannot be predicted. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

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

Moreover, mining companies are often targets of actions by non-governmental organizations and environmental groups in the jurisdictions in which they operate. Such organizations and groups may take actions in the future to disrupt Fury Gold’s operations. They may also apply pressure to local, regional and national government officials to take action which may be adverse to Fury Gold’s operations. Such actions could have an adverse effect on Fury Gold’s ability to advance is projects and, as a result on its operations and financial performance.

Relationships with Local Communities and Indigenous Organizations

Negative relationships with Indigenous and local communities could result in opposition to the Company’s projects. Such opposition could result in material delays in attaining key operating permits or make certain projects inaccessible to the Company’s personnel. Fury Gold respects and engages meaningfully with Indigenous and local communities at all of its operations. Fury Gold is committed to working constructively with local communities, government agencies and Indigenous groups to ensure that exploration work is conducted in a culturally and environmentally sensitive manner.

Fury Gold believes its operations can provide valuable benefits to surrounding communities, in terms of direct employment, training and skills development and other benefits associated with ongoing community support. In addition, Fury Gold seeks to maintain its partnerships and relationships with local communities, including Indigenous peoples, and stakeholders in a variety of ways, including in-kind contributions, volunteer time, sponsorships and donations. Notwithstanding the Company’s ongoing efforts, local communities and stakeholders could become dissatisfied with its activities or the level of benefits provided, which could result in civil unrest, protests, direct action or campaigns against it. Any such occurrence could materially and adversely affect the Company’s business, financial condition or results of operations.

Environmental Protection

All phases of the Company’s operations are subject to treaty provision and federal, provincial and local environmental laws and regulations. These provisions, laws and regulations address, among other things, the maintenance of air and water quality standards, land reclamation, the generation, transportation, storage and disposal of solid and hazardous waste, and the protection of natural resources and endangered species. Fury Gold has expanded significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates. Fury Gold’s exploration and drilling projects operate under various operating and environmental permits, licenses and approvals that contain conditions that must be met. Failure to obtain such permits, licenses and approvals and/or meet any conditions set forth therein could have a material adverse effect on Fury Gold’s financial conditions or results of operations. Environmental hazards may exist on the Company’s properties which are unknown to the Company at present and were caused by previous or existing owners or operators of the properties, for which the Company could be held liable.

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

Fury Gold cannot be certain that all environmental permits, licenses and approvals which it may require for its future operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project that it might undertake. To the extent such permits, licenses and approvals are required and are not obtained, Fury Gold may be delayed or prohibited from proceeding with planned exploration or development of its projects, which would adversely affect Fury Gold’s business, prospects and operations.

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

Moreover, mining companies are often targets of actions by non-governmental organizations and environmental groups in the jurisdictions in which they operate. Such organizations and groups may take actions in the future to disrupt Fury Gold’s operations. They may also apply pressure to local, regional and national government officials to take actions which may be adverse to Fury Gold’s operations. Such actions could have an adverse effect on Fury Gold’ ability to advance its projects and, as a result, on its financial position and results.

Climate Change

Fury Gold recognizes climate change as an international concern. The effects of climate change or extreme weather events may cause prolonged disruption to economies. Furthermore, increased regulation of greenhouse gas emissions (including in the form of carbon taxes or other charges) may adversely affect the Company’s operations and that related legislation is becoming more stringent.

As a junior explorer Fury does not have operations which contribute significant green house gases relative the operations of a producing mining company. Fury Gold is focused on operating in a manner that minimizes environmental impacts of its activities; however, environmental impacts from exploration and drilling activities are inevitable. The physical risks of climate change that may impact the Company’s operations are highly uncertain and may be particular to the unique geographic circumstances associated with each of its operations. Such physical risks include, but are not limited to, extreme weather events, wildfires, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. There may also be supply chain implications in getting supplies to the Company’s operations, including transportation issues. Fury Gold makes efforts to mitigate climate risks by ensuring that extreme weather conditions are included in its emergency response plans. However, there is no assurance that the response will be effective, and the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

Changes in Government Mining, Permitting, Environmental, Regulations

In addition to climate change, other changes in government regulations or the application thereof and the presence of unknown environmental hazards on any of Fury Gold’s mineral properties may result in significant unanticipated compliance and reclamation costs. Government regulations and treaty provisions relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect Fury Gold.

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

Competitive Conditions

Fury Gold’s activities are directed towards exploration, evaluation and development of mineral deposits. The mineral exploration industry is competitive and Fury Gold will be required to compete for the acquisition of mineral permits, claims, leases and other mineral interests for operations, exploration and development projects. As a result of this competition Fury Gold may not be able to acquire or retain prospective development projects, technical experts that can find, develop and mine such mineral properties and interests, workers to operate its mineral properties, and capital to finance exploration, development and future operations. The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral property interests, the recruitment and retention of qualified employees; and for investment capital with which to fund its projects. If Fury Gold is unable to successfully compete in its industry it could have a material adverse effect on the Company’s results of operations and financial condition.

Local Community Uncertainties

Fury Gold’s operations at the Committee Bay Project are located in Nunavut, and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties inherent in operating in such jurisdictions. Risks and uncertainties of operating in Nunavut may vary from time to time, but are not limited to a limited local workforce, poor infrastructure, a complex regulatory regime and harsh weather. Moreover, Fury Gold’s operations at the Eau Claire Project are located within the Eeyou Istchee James Bay region, which is subject to a modern treaty with the Cree Nation. The treaty identifies land use categories across the region and communities of interest within the Cree Nations which will be consulted with during development of mineral projects in the Eau Claire Project area.

Acquisitions May Not Be Successfully Integrated

Fury Gold undertakes evaluations from time to time of opportunities to acquire additional mining assets and businesses. Any such acquisitions may be significant in size, may change the scale of the Company’s business, may require additional capital, and/or may expose the Company to new geographic, political, operating, financial and geological risks.

Fury Gold recently entered into an arrangement agreement (the “Arrangement Agreement”) to acquire 100% of Quebec Precious Metals Corporation. (“QPM”) for approximately $5.1 million payable in common shares of Fury Gold. Completion of the acquisition of QPM under the Arrangement Agreement remains subject to the approval of QPM’s shareholders, final court approval under the Canada Business Corporations act and satisfaction of other customary conditions to closing. Accordingly, there is no assurance that this acquisition will be completed as planned.

Fury Gold’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks such as: (i) a significant decline in the relevant metal price after Fury Gold commits to complete an acquisition on certain terms; (ii) the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; (iii) the potential disruption of Fury Gold’s ongoing business; (iv) the inability of management to realize anticipated synergies and maximize the financial and strategic position of Fury Gold; (v) the failure to maintain uniform standards, controls, procedures and policies; (vi) the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and (vii) the potential unknown liabilities associated with acquired assets and businesses.

Changes in the Market Price of Common Shares

The Common Shares are listed on the TSX and the NYSE American. The price of Common Shares is likely to be significantly affected by short-term changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to Fury Gold’s performance that may have an effect on the price of Common Shares and may adversely affect an investor’s ability to liquidate an investment and consequently an investor’s interest in acquiring a significant stake in Fury Gold include: a reduction in analyst coverage by investment banks with research capabilities, a drop in trading volume and general market interest in Fury Gold’s securities, a failure to meet the reporting and other obligations under relevant securities laws or imposed by applicable stock exchanges could result in a delisting of the Common Shares and a substantial decline in the price of the Common Shares that persists for a significant period of time.

Properties May Be Subject to Defects in Title

Fury Gold has investigated its rights to explore and exploit its projects and, to the best of its knowledge, its rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to Fury Gold’s detriment. There can also be no assurance that Fury Gold’s rights will not be challenged or impugned by third parties.

Some of Fury Gold’s mineral claims may overlap with other mineral claims owned by third parties which may be considered senior in title to the Fury Gold mineral claims. The junior claim is only invalid in the areas where it overlaps a senior claim. Fury Gold has not determined which, if any, of the Fury Gold mineral claims is junior to a mineral claim held by a third party. Although Fury Gold is not aware of any existing title uncertainties with respect to any of its projects, there is no assurance that such uncertainties will not result in future losses or additional expenditures, which could have an adverse impact on Fury Gold’s future cash flows, earnings, results of operations and financial condition.

Reliance on Contractors and Experts

In various aspects of its operations, Fury Gold relies on the services, expertise and recommendations of its service providers and their employees and contractors, whom often are engaged at significant expense to the Company. For example, the decision as to whether a property contains a commercial mineral deposit and should be brought into production depends in large part upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified third-party engineers and/or geologists. In addition, while Fury Gold emphasizes the importance of conducting operations in a safe and sustainable manner, it cannot exert absolute control over the actions of these third parties when providing services to Fury Gold or otherwise operating on Fury Gold’s properties. Any material error, omission, act of negligence or act resulting in environmental pollution, accidents or spills, industrial and transportation accidents, work stoppages or other actions could adversely affect the Company’s operations and financial condition.

Qualified and Experienced Employees, Management, and Board Members

Fury Gold’s future success is based on successfully attracting, training and developing employees at all levels of the company from Site Staff to Executive Management. This is especially true for professional geologists with the required skillset being available in the geographic areas that we operate in. The markets for highly skilled workers, as well as talented professionals and leaders in the mining and exploration industry are extremely competitive. The inability to meet our needs for skilled workers and talented professionals and leaders, whether through recruitment or internal training and development activities, could impact our ability to effectively implement our strategy. In addition to this, retaining qualified board members with diversified experience also brings valuable oversight and knowledge to the business.

Legal and Litigation Risks

All industries, including the exploration industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which Fury Gold may become subject could have a material adverse effect on Fury Gold’s business, prospects, financial condition, and operating results. Defense and settlement of costs of legal claims can be substantial.

Risks Relating to Statutory and Regulatory Compliance

Fury Gold’s current and future operations, from exploration through development activities and commercial production, if any, are and will be governed by applicable laws, regulations and treaty obligations governing mineral claims acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities, generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations, treaty obligations and permits. Fury Gold has received all necessary permits for the exploration work it is presently conducting; however, there can be no assurance that all permits which Fury Gold may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis or at all, or that such laws and regulations would not have an adverse effect on any project which Fury Gold may undertake.

Failure to comply with applicable laws, regulations, treaty obligations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. Fury Gold may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations, treaty obligations and permits. Fury Gold is not currently covered by any form of environmental liability insurance. See “ Insurance Risk” below.

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

Claims by Investors Outside of Canada

Fury Gold is incorporated under the laws of British Columbia. All of Fury Gold’s directors and officers, with the exception of Mr. Tim Clark, CEO of the Company who is a US resident, and all of the experts named herein, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and a substantial portion of Fury Gold’s assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or outside of Canada to bring an action against directors, officers or experts who are not resident in the United States. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of United States federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions outside of Canada against those persons or Fury Gold.

No-Dividends Policy

No dividends on the Common Shares have been paid by Fury Gold to date. Payment of any future dividends, if any, will be at the discretion of the Board after taking into account many factors, including Fury Gold’s operating results, financial conditions, development and growth, and current and anticipated cash needs.

Disclosure and Internal Controls

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to Fury Gold’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

The Company documented and tested its internal controls over financial reporting during its most recent fiscal year in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management and an independent assessment by the Company’s independent auditors of the effectiveness of the Company’s internal controls over financial reporting.  As the Company is presently a “non-accelerated filer”, the Company’s independent auditors are not required to attest to the effectiveness of the Company’s internal control over financial reporting. While the Company’s management has assessed and made a statement to the effectiveness of the Company’s internal controls over financial reporting as at December 31, 2024, and the Company will be required to detail changes to our internal controls on a quarterly basis, the Company cannot provide assurance that the independent registered public accounting firm’s review process in assessing the effectiveness of our internal controls over financial reporting, if obtained, would not find one or more material weaknesses or significant deficiencies in the Company’s internal control over financial reporting.

The Company may fail to achieve and maintain the adequacy of its internal controls over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that its internal controls over financial reporting are effective. The Company’s failure to maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by the securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgment. The challenges involved in implementing appropriate internal controls over financial reporting will likely increase with the Company’s plans for ongoing development of its business and this will require that the Company continues to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with SOX.

Cybersecurity Risks

Information systems and other technologies, including those related to the Company’s financial and operational management, and its technical and environmental date, are an integral part of the Company’s business activities. Network and information systems related events, such as computer hacking, cyber-attacks, computer viruses, works or other destructive or disruptive software, process breakdowns, denial of service attaches, or other malicious activities or any combination of the foregoing, or power outages, natural disasters, terrorist attacks or other similar events could result in damage to the Company’s property, equipment and date. These events also could result in significant expenditures to repair or replace damage property or information systems and/or to protect them from similar events in the future. Furthermore, any security breaches such as misappropriation, misuse, leakage, falsification, accidental release or loss of information contained in the Company’s information technology seems including personal and other data that could damage is reputation and require the Company to expend significant capital and other resources to remedy any such security breach. Insurance held by the Company may mitigate losses; however, in any such events or security breaches may not be sufficient to cover any consequent losses or otherwise adequately compensate the Company for disruptions to its business that may result and the occurrence of any such events or security breaches could have a material adverse effect on the Company’s operations and financial results. There can be no assurances that these events and/or security breaches will not occur in the future or not have an adverse effect on the Company’s operations and financial results.

Social Media Risks

As a result of social media and other web-based applications, companies today are at much greater risk of losing control over how they are perceived. Damage to Fury Gold’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although the Company places a great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and act as an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on the Company’s business, financial condition or results of operations.

Liabilities relating to Past Issuances of Flow-Through Shares

The Company has issued Flow-Through (or FT) Shares which are Canadian tax-incentivized common shares for initial purchasers of treasury common shares for which the rules require that the Company expend the FT Share issuance proceeds on exploration in Canada. FT Shares are sold pursuant to the requirements of Canadian tax legislation which incentivize investors to purchase these shares by allowing a deduction from income for their purchase price (aside from the tax aspects, FT Shares are in all respects ordinary common shares). Although the Company believes it will be able to incur the necessary amount of exploration expenditures as required by the Flow-Through Share subscription agreements, there is a risk that expenditures incurred by the Company may not be expended within the time limits, or that they will qualify as “Canadian exploration expenditures” (“CEE”) , as such term is defined in the Income Tax Act (Canada) (the “Tax Act”), or that any such resource expenses incurred will be reduced by other events including failure to comply with the provisions of the Flow-Through Share subscription agreements or of applicable income tax legislation.

If the Company does not renounce to Flow-Through Share subscribers CEE within 2024, or if there is a reduction in such amount renounced pursuant to the provisions of the Tax Act, the Company may need to indemnify such subscribers, on the terms included in the Flow-Through Share subscription agreements, for an amount equal to the amount of any tax payable or that may become payable under the Tax Act. There were $0.9 million remaining expenditures as of December 31, 2024, which are to be used by December 31, 2025, in connection with the requirement to incur CEE in 2025.

On June 13, 2024, the Company issued 5,320,000 FTS of the Company for gross proceeds of $5 million. The Company is required to deploy the remaining $0.9 million of CEE on or before December 31, 2025 in respect of this financing and the balance in 2025 and failure to do so will result in financial penalties.

The Company is a foreign private issuer which exempts us from complying with certain Exchange Act reporting requirements.

Under U.S. law, the Company is considered a “foreign private issuer” and will report under the Exchange Act as a non-U.S. company with foreign private issuer status. This means that, as long as the Company qualifies as a foreign private issuer under the Exchange Act, it will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

The Company intends to take advantage of these exemptions (or voluntarily comply with the requirements applicable to U.S. domestic public companies) until such time as it is no longer a foreign private issuer. The Company would cease to be a foreign private issuer at such time as more than 50% of the Company’s outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of the Company’s executive officers or directors are U.S. citizens or residents; (ii) more than 50% of the Company’s assets are located in the USA; or (iii) the Company’s business is administered principally in the USA.

If the Company fails to maintain its foreign private issuer status and decides, or is required, to register as a U.S. domestic issuer, the regulatory, insurance and compliance costs to the Company will be significantly more than the costs incurred as a foreign private issuer. In such event, the Company would not be eligible to use foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer.

It may be difficult to enforce judgments or bring actions outside the United States against the Company and certain of its directors.

The Company is a British Columbia, Canada corporation and all but one of its officers and directors are neither citizens nor residents of the USA. A substantial part of the assets of several of these persons are located outside the USA. As a result, it may be difficult or impossible for an investor:

●	to enforce in courts outside the U.S. judgments obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws against these persons and the Company; or

●	to bring in courts outside the U.S. an original action to enforce liabilities based upon U.S. federal securities laws against these persons and the Company.

We may be a “passive foreign investment company” (“PFIC”), which may have adverse U.S. federal income tax consequences for U.S. investors.

We believe that we were classified as a PFIC for our most recently completed tax year, and based on current business plans and financial expectations, we expect that we may be a PFIC for our current tax year and subsequent tax years. If we are a PFIC for any year during a U.S. taxpayer’s holding period of Common Shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the Common Shares or any so-called “excess distribution” received on its Common Shares as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective QEF Election (as defined below) or a Mark-to-Market Election (as defined below). A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. However, U.S. taxpayers should be aware that there can be no assurance that we will satisfy the record keeping requirements that apply to a qualified electing fund, or that we will supply U.S. taxpayers with information that such U.S. taxpayers require to report under the QEF Election rules, in the event that we are a PFIC and a U.S. taxpayer wishes to make a QEF Election. Thus, U.S. taxpayers may not be able to make a QEF Election with respect to their Common Shares. A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.” Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Common Shares.

Item 4 — Information on the Company

A. History and development of the company

Name, Address and Incorporation

The Company was incorporated under the British Columbia Business Corporations Act (the “BCBCA”) on June 9, 2008, under the name Georgetown Capital Corp. The Company was a Capital Pool Company under the policies of the TSX Venture Exchange (the “TSXV”) and, accordingly, on February 23, 2011, the Company completed a qualifying transaction (the “Qualifying Transaction”) with Full Metal Minerals USA Inc., a wholly owned subsidiary of Full Metals Minerals Ltd. Pursuant to the Qualifying Transaction, the Common Shares began trading on the TSXV. On October 15, 2013, the Company changed its name to Auryn Resources Inc. On November 1, 2016, the Company completed its graduation to the TSX and the Common Shares began trading on the TSX. In connection with the Company’s graduation to the TSX, the Common Shares were voluntarily delisted from the TSXV. On July 17, 2017, the Common Shares also commenced trading on the NYSE American.

Fury Gold is a reporting issuer in all of the provinces and territories of Canada. In addition, the Common Shares are registered under Section 12(b) of the U.S. Exchange Act by virtue of being listed on the NYSE American. The Company’s legal registered and records office is in care of its attorneys at 1500-1055 West Georgia Street Vancouver, BC, V6E 4N7 and the mailing address is 401 Bay Street, 16th Floor, Toronto, Ontario, M5H 2Y4. The SEC maintains a web site that contains reports and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

2020 Merger and Reorganization

On October 9, 2020, the Company concurrently acquired all of the then-issued and outstanding shares of Eastmain Resources Inc. (“Eastmain”) while distributing (or “spinning out”) shares of two subsidiaries to its shareholders (“Spinco Transactions”) in accordance with the terms and conditions of the arrangement agreement dated August 10, 2020 (the “Arrangement Agreement”). The Spinco Transactions resulted in the divestment of the Company’s South American exploration assets to focus on Canadian mineral projects. On October 5, 2020, the Eastmain Transaction and the Spinco Transactions received the approval of both the Company’s and Eastmain’s shareholders, and on October 7, 2020, the British Columbia Supreme Court and the Ontario Superior Court of Justice approved the Reorganization Arrangement and the Eastmain Arrangement, respectively, and both courts issued final orders approving the Eastmain Transaction and the Spinco Transactions. In accordance with the terms of the Arrangement Agreement, the Company changed its name to “Fury Gold Mines Limited” pursuant to a certificate of change of name dated October 8, 2020.

Immediately following the closing of the Transaction, the Company’s ticker symbol for the Common Shares was changed to “FURY” effective October 12, 2020 on the NYSE American and October 13, 2020 on the TSX. Eastmain’s shares were delisted from the TSX and removed from the OTCQB after the end of trading on October 9, 2020. Immediately following the closing of the Eastmain Arrangement, Eastmain became a wholly-owned subsidiary of Fury Gold.

2022 Sale of Homestake Mineral Project to Dolly Varden Silver Corporation for Dolly Varden Shares

On February 25, 2022, the Company announced the completion of the sale of the Homestake Ridge project to Dolly Varden Silver Corporation (“Dolly Varden”), a publicly traded corporation listed on the TSX Venture Exchange. Pursuant to the Homestake Purchase Agreement entered into on December 6, 2021, Dolly Varden acquired 100% of Homestake Resource Corporation from Fury in exchange for a $5 million cash payment and the issuance of 76,504,590 common shares of Dolly Varden. On October 13, 2022, the Company reduced its holdings to 59,504,590 by selling 17 million common shares, representing 22.2% of the Company’s interest in Dolly Varden, for gross proceeds of $6.8 million, and resulting in the Company’s interest in Dolly Varden being reduced to 25.8%. Following further dilutive equity financings completed by Dolly Varden on December 22, 2022 and November 2, 2023, Fury Gold held 59,504,590 common shares, representing a 22.03% interest in Dolly Varden as at December 31, 2023. The Company's interest in Dolly Varden was further reduced by 5,450,000 shares in a March 2024 private sale, and by 3,000,000 shares in an October 2024 private sale, resulting in in the Company’s interest being 16.11% in Dolly Varden as at December 31, 2024.

2022 to 2024 Unification of the Éléonore South Gold Project

On September 12, 2022, the Company and its joint venture partner Newmont Corporation (“Newmont”), through their respective subsidiaries, completed the acquisition of the remaining approximately 23.77% participating interest of Azimut Exploration Inc. in the Éléonore South Joint Venture (“ESJV”), on a pro-rata basis. Following the completion of the transaction, the 100% ESJV participating interests were then held 50.022% by the Company and 49.978% by Newmont with Fury remaining the operator under an amended and restated joint operating agreement.

On February 29, 2024, the Company completed the purchase of Newmont’s 49.978% interest in the Éléonore South Gold Project in Quebec (“Éléonore South”) for $3,000,000. As a result of the consolidation, Fury Gold is the 100% owner of Éléonore South. The Company also acquired Newmont’s 30,392,372 common shares or 10.98% of Sirios Resources Inc. (“Sirios”) as part of the transaction for an additional $1,300,000. Sirios shares have been acquired for investment purposes, and Fury will evaluate its investment in Sirios on an ongoing basis with respect to any possible additional purchases or dispositions. In March 2024, the Company sold 1,514,000 common shares of Sirios, resulting in the Company’s interest in Sirios being reduced to 10.4%. Following further dilutive equity financings completed by Sirios in 2024, the Company’s holding interest in Sirios as at December 31, 2024 was less than 9.9%.

Inter-corporate Relationships

Fury Gold conducts its business through a number of wholly-owned subsidiaries depicted in a diagram under the Organizational structure section. It owns 25% of a shared service provider company, Universal Mineral Services Ltd. (with three other junior resource explores each owning 25%) which is further discussed under “Related Party Transactions” below.

Significant Events and Highlights

2022

2022 Eau Claire Exploration Program

In October 2022, the Company completed the initial drilling program at Eau Claire and the Percival prospect, completing a total of approximately 52,700m from 2020-2022, with the final 17,700m completed in 2022. Additionally, the company completed a B-horizon soil sampling program at Lac Clarkie, a property adjacent to the Eau Claire project.

The Expansion Drill Program, Exploration Drill Program and the Regional Exploration Program are discussed below under “Eau Claire Project – 2023 Eau Claire Exploration Program”.

2022 Changes to Management and the Board

On March 9, 2022, the Company announced the appointment of Bryan Atkinson, P.Geo, to Senior Vice President (SVP), Exploration and Michael Henrichsen, P.Geo, to Chief Geological Officer, effective immediately. The Company also announced that Salisha Ilyas, Vice President of Investor Relations, has resigned to pursue other opportunities.

On May 24, 2022, the Company announced that the Company’s Board Chair, Ivan Bebek, was retiring from the Board, effective June 29, 2022 and would be an advisor.

2022 Financing

On April 14, 2022, the Company completed a non-brokered private placement with two placees, who include a Canadian corporate investor and a US institutional investor, for a private placement sale of 13.75 million common shares of the Company at a price of $0.80 per share for gross proceeds of $11,000,000.

2022 Completion of Sale of Homestake Ridge Project to Dolly Varden and Investor Rights Agreement

On February 25, 2022, the Company completed the sale of the Homestake Ridge Project to Dolly Varden. Pursuant to the agreement entered into on December 6, 2021 (“Homestake Purchase Agreement”), Dolly Varden purchased 100% of the shares of the Company’s subsidiary, Homestake Resource Corporation for a $5,000,000 cash payment and the issuance of 76,504,590 common shares of Dolly Varden (the “Homestake Transaction”). As a result of the sale, the Company has an indirect economic interest in the Homestake Ridge Project through its ownership of shares of Dolly Varden but does not have legal control over either Dolly Varden or the Homestake Ridge Project.

In connection with the Homestake Transaction, Dolly Varden and Fury Gold entered into an investor rights agreement (the "Homestake Investor Rights Agreement") pursuant to which Fury Gold has the following rights, and is subject to the following obligations:

(i)

Fury Gold will have the right to appoint two nominees to the Dolly Varden board so long as Fury Gold owns greater than 20% of the Dolly Varden common shares outstanding. As Fury Gold now owns less than 20% but greater than 10% of the Dolly Varden shares outstanding, Fury Gold’s nomination right has been reduced to the right to appoint one nominee to the Dolly Varden board. Tim Clark, the Chief Executive Officer of Fury Gold, and Michael Henrichsen, the Chief Geological Officer of Fury Gold, joined the Dolly Varden Board upon closing of the Homestake Transaction. As Fury Gold now owns less than 20% but greater than 10% of the Dolly Varden shares outstanding, only Mr. Clark remains a director.

(ii)

Fury Gold will have the right to appoint one member to Dolly Varden’s technical committee for the purpose of providing non-binding advice and recommendations to the Dolly Varden board for so long as Fury Gold is entitled to appoint one nominee to the Dolly Varden board.

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

(v)

Fury Gold will, for the initial two-year period following closing, and subject to Fury Gold continuing to hold at least 10% of Dolly Varden’s outstanding shares, vote its shares in accordance with Dolly Varden management’s recommendations at each meeting of the shareholders of Dolly Varden, subject to exceptions for certain excluded matters, including special resolutions, minority shareholder votes required pursuant to Multilateral Instrument 61-101 and matters that would materially and adversely impact Fury Gold disproportionately.

(vi)

Fury Gold will not, for the initial three-year period following Closing, and subject to Fury Gold continuing to hold at least 10% of Dolly Varden’s outstanding shares, acquire additional securities of Dolly Varden, solicit proxies separately from any Dolly Varden board approved proxy circular or otherwise seek to control management, the board or the policies of Dolly Varden.

2022 Partial Sale of Dolly Varden Shareholdings

On October 3, 2022, the Company announced that it had entered into a non-brokered sale agreement to sell 17 million common shares of Dolly Varden at $0.40 per share, representing approximately 7.4% of the outstanding common shares of Dolly Varden. The gross proceeds received by the Company upon the close of the transaction on October 13, 2022, was $6.8 million. At December 31, 2022, the Company held a 23.5% interest in Dolly Varden.

2023

2023 Eau Claire Exploration Program

On February 13, 2023, Fury Gold provided an update on targeting the wholly owned Lac Clarkie project immediately to the east of its 100% owned Eau Claire project in the Eeyou Istchee Territory in the James Bay region of Quebec. The Company has defined a total of eight gold targets through the completion of a B-horizon soil sampling program. Six of the targets lie along the Cannard Deformation Zone, which hosts numerous gold occurrences along its >100 kilometre (km) mapped extent, including Fury’s Eau Claire Deposit and Percival Property.

In April 2023, Fury Gold commenced a drilling program at the Eau Claire Deposit, comprising of 10,000 to 15,000 metres, with the goals of i) continuing expansion of the high-grade Eau Claire resource; ii) following up on the 2022 success at the Percival Prospect 14 km to the east of Eau Claire; and iii) advancing several early-stage exploration targets along the Cannard Deformation Zone to the drill ready stage.

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

2023 Changes to Management and the Board

On February 22, 2023, the Company announced that its Board of Directors has appointed Brian Christie as an Independent Director, effective immediately. Mr. Christie most recently served as Vice President, Investor Relations at Agnico Eagle Mines Limited, prior to which Mr. Christie worked for over 17 years as a precious and base metals mining analyst and brings with him extensive experience in the capital markets and the mining industry. Mr. Christie holds a BSc. in Geology (University of Toronto) and an MSc. in Geology (Queen’s University) and is a member of the Canadian Investor Relations Institute (CIRI) and the National Investor Relations Institute (NIRI). On May 15, 2023, the Company announced the appointment of Mr. Christie as Board Chair, replacing Mr. Jeffrey Mason, who was appointed Board Chair on January 11, 2023 and continues to serve as Independent Director of Fury Gold. The Company also announced that Michael Henrichsen, Chief Geological Officer, resigned from his role to pursue other interests.

On June 23, 2023, Phil van Staden, having previously served as the Company’s Corporate Controller since 2020, was appointed Interim Chief Financial Officer of the Company and brings over 15 years of diverse international experience in various accounting roles and industries throughout South Africa and Canada. He holds B. Commerce and B. Commerce Honours degrees, respectively, from the University of Pretoria and the University of South Africa. Mr. van Staden took over from Dr. Lynsey Sherry, who had been the Chief Financial Officer since November 2020. Mr. van Staden was appointed (permanent) Chief Financial Officer effective January 1, 2024.

On September 5, 2023 Fury announced that it had appointed Ms. Isabelle Cadieux as an Independent Director, effective immediately. Ms. Cadieux, a professional geologist, brings more than 30 years of experience in mineral exploration and financing in the mining sector. She last held the position of Managing Director, Investment at SIDEX, a Québec institutional fund that finances exploration companies, including Fury, and continues to hold shares in Fury, where she served from 2001 until 2023. She holds an M.Sc. in Mineral Exploration (MINEX) from McGill University and a B.Sc. in Geology from the University of Ottawa. Ms. Cadieux acted as President of the Ordre des géologues du Québec (OGQ) in 2008, sat on the Board of Directors from 2005 to 2010, and was Director of the Canadian Council of Professional Geoscientists from 2007 to 2011 where she represented the OGQ. From 2011 to 2016, she was a member of the Executive Committee of the UQAT-UQAM Chair in Mining Entrepreneurship. Throughout her career, she has been involved in various sector-related organizations, among others the Québec Mineral Exploration Association (AEMQ), the Canadian Institute of Mines and Metallurgy (CIM), Minalliance and Mine d’Avenir.

2023 Financings

In March 2023, the Company closed a bought-deal private placement (the “March 2023 Offering”) of 6,076,500 Common Shares of the Company that qualify as “flow-through shares” (the “FT Shares”) at a price of $1.44 per FT Share for aggregate gross proceeds of approximately $8.750 million. The proceeds from the March 2023 Offering were used to incur “flow-through mining expenditures” in connection with the exploration of the Company’s Eau Claire and ESJV projects. As at December 31, 2023, the Company had approximately $544,000 available to incur flow-through mining expenditures before December 31, 2024.

2023 Corporate developments

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

2024

2024 Exploration Program

On June 28, 2024, the Company announced the filing of a Canadian law compliant Technical Report for the Increased Mineral Resource Estimate for the high-grade Eau Claire deposit as well as a Maiden Mineral Resource Estimate for the Percival deposit located in the Eeyou Istchee Territory of the James Bay region of Quebec. The Eau Claire project now contains a combined mineral resource of 1.16Moz gold (Au) at a grade of 5.64 g/t Au in the Measured and Indicated category as well as an additional 723koz gold at a grade of 4.13 g/t Au in the Inferred Category. Gold mineralization remains open for expansion in all directions at both the Eau Claire and Percival deposits through additional drilling.

On September 9, 2024, the Company announced results from the diamond drilling program at the greenfield Serendipity Prospect on its wholly owned Eau Claire project in the Eeyou Istchee Territory in the James Bay region of Quebec. The Serendipity Prospect lies within the same prospective geological setting as the Company’s Percival Deposit. In total 3,871 metres (m) were drilled in 10 holes across five distinct targets at Serendipity. Drill hole 24SD-009 targeted a biogeochemical anomaly overlying the easterly extension of the structure controlling the mineralization at Serendipity and intercepted 12.16 g/t gold over 3.0 m (Figures 1 and 2, Table 1). Drill hole 24SD-002 targeted a biogeochemical anomaly at the hinge of an interpreted fold within volcanic stratigraphy and intercepted 5.27 g/t gold over 1.0 m. The two noted intercepts above are separated by over 2 kilometres (km) indicating the potential for a large mineralizing system at Serendipity. The Company is in the process of planning follow-up drilling at Serendipity for 2025.

On October 7, 2024, the Company announced the discovery of high-grade lithium outcrop on the western claim block of its 100% owned Éléonore South project in the Eeyou Istchee Territory in the James Bay region of Quebec. The outcrop sampling program targeted the historical Fliszar showing lepidolite bearing pegmatite as well as new rock exposures over an area of approximately 1000 x 500 metres (m) resulting in the collection of 34 samples. Seven samples returned high-grade values above 1.75% lithium oxide (Li2O) with a peak value of 4.67% Li2O. The Company’s focus remains on the gold prospectivity of the Éléonore South project. However, the announced lithium results provide additional exploration targets as the overall project is advanced.

On October 24, 2024, the Company announced the results from the summer exploration program at its 100% Committee Bay project in the Kitikmeot Region of Nunavut. The 2024 exploration program defined three drill ready shear zone hosted targets advanced through a combination of till sampling, rock sampling and geological mapping:

■	Three Bluffs Shear, where drilling in 2021 intercepted 13.93 g/t Au over 10 metres (m) (see news release dated December 1, 2021);

■	Raven Shear where 7 rock samples have averaged 16.12 g/t gold; and

■	Burro West where a 300 by 300 m discrete >90th percentile gold in till anomaly has been defined with a peak value of 50 ppb gold.

On November 12, 2024, the Company announced the finalization of drill targeting at the Éléonore South gold project in the Eeyou Istchee Territory in the James Bay Region of Quebec. Drilling will target robust geochemical gold anomalies within the same sedimentary rock package that hosts Newmont’s Éléonore Mine. The completed biogeochemical sampling survey covered an interpreted fold nose within the Low Formation sediments where an orientation level study identified a large-scale gold anomaly in a similar geological, geophysical, and structural setting to that of the nearby Éléonore Mine. Six priority drill targets across over 3 kilometres (km) of prospective folded sedimentary stratigraphy have been identified. These six targets encompass multi point gold anomalies above the 90th percentile of the data and correlate with moderate pathfinder elemental anomalies, most notably arsenic which is associated with gold mineralization at the Éléonore Mine. The Company intends to mobilize crews in Q1 2025 for an initial fully funded 3,000 – 5,000 metre (m) diamond drilling program.

2024 Changes to Management and the Board

On January 10, 2024, the Company announced the appointment of Phil van Staden, the current Interim CFO of the Company, to the position of Chief Financial Officer effective as of January 1, 2024.

On June 27, 2024, as a result of the voting at its Annual General Meeting (“AGM”) of Shareholders held on June 26, 2024, the Company confirmed that each director nominee listed in the Company’s management information circular dated May 14, 2024, in connection with the AGM were re-elected as directors of the Company and that Deloitte LLP was re-appointed as the Company’s auditor. Mr Mason did not stand for re-election as a director in 2024.

2024 Financings

On June 13, 2024, the Company closed the $5 Million financing announced on May 23, 2024. The Company issued 5,320,000 common shares of the Company that qualify as “flow-through shares” as defined under subsection 66(15) of the Income Tax Act (Canada) and section 359.1 of the Taxation Act (Québec) (the “FT Shares”) at a price of C$0.94 per FT Share for total gross proceeds to the Company of C$5,001.

2024 Corporate developments

On February 29, 2024, the Company, and its joint operation partner Newmont Corporation (“Newmont”), through their respective subsidiaries, closed a transaction whereby the Company acquired 100% control of the joint operation interests, the Éléonore South project, consolidating these properties into the Company’s portfolio at which time the joint venture operation was dissolved. The 49.978% that Newmont held was acquired by the Company for $3,000 while incurring $22 in transaction costs. As part of the transaction, the Company acquired 30,392,372 shares of Sirios Resources Inc. from Newmont which represented a 10.98% share at the time. The Company has sold a portion of the Sirios shares to retain under 9.9% which is the insider reporting threshold in Canada.

2024 Partial Sale of Dolly Varden Shareholdings

On March 14, 2024, the Company announced that it had sold 5.45 million common shares of Dolly Varden at $0.735 per share, for gross proceeds of $4,006, lowering its holdings to 19.99% and decreasing its right to one director on Dolly Varden under its Investors Rights Agreement, to which notice have been given. On October 4, 2024 the Company sold another 3 million common shares of Dolly Varden for gross proceeds of $3,356 lowering its interest to 16.11% as at December 31, 2024.

2025

The Company entered into the Arrangement Agreement with QPM on February 25, 2025. Under the terms of the Arrangement Agreement, Fury Gold has agreed to acquire QPM pursuant to a statutory plan of arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) whereby Fury Gold will acquire all of the issued and outstanding shares of QPM on the basis of 0.0741 of one common share of Fury Gold for each share of QPM (the “Exchange Ratio”) as consideration for the acquisition. On March 6, 2025, Fury and QPM amended and restated the Original Arrangement Agreement in order to address certain technical matters related to QPM’s share capital (the “Amended and Restated Arrangement Agreement”, as further amended on March 19, 2025 and together with the original Arrangement Agreement, the “Arrangement Agreement”). In addition, each outstanding option and warrant of QPM will become exercisable to purchase shares of Fury following closing in accordance with the Exchange Ratio. Fury anticipates that approximately 8,385,030 common shares of Fury will be issued on closing of the Arrangement and that an additional 879,277 common shares will be issuable upon exercise of QPM options and warrants after closing. Fury Gold has obtained the approval of the Toronto Stock Exchange and NYSE American for the completion of the acquisition and related share issuances. Closing remains subject to the approval of the shareholders of QPM, the receipt of a final court order approving the Arrangement under the CBCA and satisfaction of other customary conditions to closing. Closing is anticipated to occur by April 30, 2025 if the required shareholder and court approvals are obtained. QPM’s main asset is the Sakami gold project located in Eeyou Istchee James Bay territory in Québec, Canada (the “Sakami Project”). QPM’s other assets include the Cheechoo-Eleonore Trend gold project which is adjacent to the northwest to the Sakami Project, and the Elmer East gold and lithium project located in Eeyou Istchee James Bay territory in Québec, Canada. QPM also holds a 68% interest in the Kippawa rare earths project and a 100% interest in the Zeus heavy rare earths project, both of which are located in the Témiscamingue region of Québec, Canada.

B. Business Overview

Fury Gold Mines is a Canadian-focused gold exploration company strategically positioned in two prolific mining regions: the Eeyou Istchee James Bay Region of Quebec and the Kitikmeot Region in Nunavut. Fury Gold has a portfolio of mineral properties of which three are considered material at this time: the Eau Claire property located in the Eeyou Istchee James Bay Region of Northern Quebec (the “Eau Claire Project”), the Committee Bay gold project located in the Kitikmeot Region of Nunavut (the “Committee Bay Project”) and the Éléonore South property also located in the Eeyou Istchee James Bay Region of Northern Quebec (“Éléonore South Project”) which was determined to have become material as of March, 31, 2025.

Since 2016, the Company has been actively exploring its mineral projects with the goal of identifying new areas of significant mineralization. As discussed in relevant project sections below, the majority of this work has taken place away from the known deposit areas in the form of regional exploration and prospect drilling at satellite targets. Though this work has yet to lead to the discovery of any new material mineral deposits, it has strengthened the Company’s understanding of the geological systems and provided new evidence with respect to the projects’ continued perspectivity. The Company expects to continue its exploration on the Eau Claire Project and Éléonore South project through 2025.

The Company has not yet determined whether any of its mineral property interests may contain economically recoverable mineral reserves. The Company’s continuing operations and the underlying value of the Company’s mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration of its mineral property interests, obtaining the necessary mining permits, and on future profitable production or the proceeds from the disposition of the exploration and evaluation assets. See “Risk Factors” section for further information.

Reliance on Key Personnel

Most aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, mining, metallurgy, engineering, environment issues, permitting, social issues, capital markets, financing and accounting. While competition in the resource mining industry can make it difficult to locate and retain competent employees in such fields, the Company has been successful in finding and retaining personnel for the majority of its key processes. See “Risk Factors – Qualified and Experienced Employees, Management, and Board Members”.

In addition, some members of Fury Gold’s technical and management teams have a track record of successfully monetizing assets for all stakeholders. Fury Gold conducts itself to the highest standards of corporate governance and sustainability.

Competitive Conditions

The mineral exploration industry is competitive and Fury Gold will be required to compete for the acquisition of project opportunities. As a result of this competition, Fury Gold may not be able to acquire or retain prospective mineral projects, technical experts that can find, develop and mine such mineral properties and interests, workers to operate its mineral properties, and capital to finance exploration, development and future operations. The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral property interests, the recruitment and retention of qualified employees and for necessary investment capital with which to fund its operations and projects. See “Risk Factors – Competitive Conditions”.

Cyclical and Seasonal

The Company’s mineral exploration activities may be subject to seasonality due to adverse weather conditions affecting exploration including, without limitation, incremental weather, frozen ground and restricted access due to snow, ice or other weather-related factors. Further, the mining business, and particularly the precious metals industry, including the gold industry, is subject to metal price cycles. Moreover, the mining and mineral exploration business is subject to global economic cycles effecting, among other things, the marketability and price of gold products in the global marketplace. See “Risk Factors – Commodity Price Fluctuations and Cycles”.

Intangible Properties

The Company’s intangible property, including its mineral and surface rights, is described elsewhere in this document. The Company’s business is not materially affected by intangibles such as business or commercial licenses, patents and trademarks or other intellectual property.

Environmental Protection

Exploration activities are subject to numerous and often stringent environmental laws and regulations. Compliance with such laws and regulations increases the costs of and delays planning, designing, drilling and developing the Company’s properties. To the best of management’s knowledge, the Company is in compliance in all material respects with all environmental laws and regulations applicable to its exploration and drilling activities. Fury Gold is committed to meeting or surpassing all applicable environmental legislation, regulations, permit and license requirements, and to continuously improving its environmental performance and practices. The Company embraces safe, socially and environmentally responsible and sustainable work practices during all activities. Fury Gold seeks to utilize innovative technologies and techniques to reduce its environmental footprint across all of the Company’s projects. This includes awarding drill contracts to an EcoLogo certified contractor at Eau Claire, the use of Rotary Air Blast (RAB) drilling at the Committee Bay Project, which reduces water usage, footprint and time on the ground, and the use of drone imagery to allow targeted ground-based follow up of outcrop. Current costs associated with compliance are considered to be normal. See “Risk Factors – Environmental Regulatory, Health & Safety Risks” and “Risk Factors – Environmental Protection”.

Employees

As at December 31, 2024, the Company had approximately 9 equivalent full-time employees located primarily in Canada. The Company shares certain technical and administrative functions provided by Vancouver-based Universal Mineral Services Ltd. on a full-cost recovery basis (See “Related Party Transactions”). The Company also relies on consultants and contractors to carry on many of its business activities and, in particular, to supervise and carry out mineral exploration and drilling on its mineral properties. No management functions of Fury Gold are performed to any substantial degree by a person other than the directors or executive officers of Fury Gold.

Social and Environmental Policies

Building and maintaining good corporate citizenship is an important component of Fury Gold’s business practices. The Company has adopted several social and environmental policies and codes of conduct that are essential to its operations. The Company’s operating practices are governed by the principles set out in its Code of Business Conduct and Ethics, Diversity Policy, Insider Trading Policy, Indigenous Relations Policy, Disclosure Policy and Whistle-Blower Policy.

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

Further information regarding Fury Gold’s corporate governance policies and charters can be found on its website at https://furygoldmines.com/about-us/governance/.

Indigenous and Local Community Engagement

Fury Gold respects and engages meaningfully with Indigenous and local communities at all of its operations. The Company is committed to working constructively with local communities, government agencies and Indigenous groups to ensure that exploration work is conducted in a culturally and environmentally sensitive manner. The Company’s engagement with Indigenous and local communities is governed by the principles set out in its Indigenous and Community Relations Committee Charter. Moreover, Fury Gold is committed to:

●

sharing information about its projects and operations, providing meaningful opportunities for input and dialogue and involving local and Indigenous communities in archaeological work, environmental assessments and related studies;

●	making meaningful efforts to reach agreements with local and Indigenous groups on the preferred method of participation and engagement processes;

●

exploring opportunities for local and Indigenous communities to benefit from its projects and activities, which may include employment, contracting, training, community benefits and agreements, as appropriate to the type and stage of activity being undertaken; and

●	engaging in candid and respectful dialogue with a view to resolving or minimizing any disagreements and ensuring full communication in respect of any unresolved issues.

Fury Gold is committed to responsible mineral exploration. The Company is dedicated to collaborating with Indigenous peoples and communities to establish and maintain effective, lasting, and mutually beneficial relationships. To achieve this commitment, we strive for relationships based on transparency, mutual respect, and trust. Accordingly, Fury implemented an Indigenous Relations Policy in 2024, which can be found on the Company’s website at www.furygoldmines.com/about-us/governance.

During the year ended December 31, 2024, the Company received its Ecologo certification for mineral exploration. Ecologo is the first comprehensive certification for mineral exploration companies and their service providers that features third-party certification of environmental, social and economic practices in Quebec.

Additionally, during the first quarter of 2022, the Company undertook a qualitative environmental, social and governance (“ESG”) assessment with Digbee, a technology company which provides qualitative assessment tools to mining companies to track their ESG achievements. Fury Gold received an overall score of BB with a range of CC to A broken down into a corporate score of BB with a range of B to A and a project score of BB with a range of CC to A for both the Eau Claire and Committee Bay projects. These results are considered strong for an exploration company and the Company is continually evaluating and implementing initiatives to improve future scores. Fury Gold conducted a second annual Digbee ESG Certification in 2024, and achieved an overarching score of BBB with a range of CC to AA as of June 2024. A corporate score of A with a range of BB to A was obtained, which is considered to be strong for an Exploration company. The Eau Claire project achieved a score of BB with a range of CC to AA. The Company continues to evaluate and implement initiatives to improve future scores.

During 2023 and 2024, the Company’s subsidiary, Eastmain, entered into a Services Agreement with Stajune Ventures Inc, a business entity of the Cree Nation of Eastmain which provided for the local First Nation personnel, to provide services for the Summer exploration activities at the Eau Claire project during those years.

Fury Gold’s Indigenous and Community Relations Committee Charter can be viewed on its website at https://furygoldmines.com/about-us/governance/.

Cultural Awareness

In 2021, employees and the board of directors participated in a multi-module accredited in-house learning program aimed at developing Indigenous cultural competency. This program is provided to any new board members as part of the director onboarding process. In 2024, employees and the board of directors completed additional cultural awareness training which focused on the Indigenous communities in the regions of its projects in Quebec.

Fury, in partnership with the Cree Hunters Economic Security Board and 15 other mining and exploration companies, contributed to a voluntary fund totalling C$750,000 for the Reconstruction Initiative Forest Fires Fund 2023. This initiative aimed to support the rebuilding of cabins destroyed by the 2023 wildfires in the Eeyou Istchee James Bay territory of Quebec.

C. Organizational Structure

The following diagram depicts the Company’s corporate structure as of December 31, 2024, and its material subsidiaries, including the name, jurisdiction of incorporation and proportion of ownership in each:

BC, Canada
Fury Gold Mines Limited (TSX: FURY) (Formerly Auryn Resources Inc. (TSX:AUG (NYSE-American: AUG)) Publicly Listed Parent Company
100%
100%
16.1%+ Homestake Investor Rights Agreement
ON, Canada
Eastmain Resources Inc.
BC, Canada
North Country Gold Corp. Holding Company
BC, Canada
Dolly Varden Silver Corp.
100%
100%
100%
Federal, Canada
Eastmain Mines Inc.
100% Interest in the Committee Bay and Gibson MacQuoid Gold Projects
100% interest in Kitsault Valley Silver Project (includes Fury's former Homestake Ridge Project)
100% Interest in the Eau Claire Project and the Eleonore South Project
Legend
Company
Mineral Interest

Not reflected in the above organization chart is the Company’s non-material 25% interest in a shared service provider entity, Universal Mineral Services Ltd (“UMS”). (See interest of “Related Party Transactions - Universal Mineral Services”)

D. Property, Plant and Equipment and Exploration and Evaluation Assets

Summary of Three Material Mineral Properties

At December 31, 2024, the Company’s three main 100% held material mineral properties were the Eau Claire Project and the Éléonore South Project located in the Eeyou Istchee James Bay Region of Northern Quebec, and the Committee Bay Project located in the Kitikmeot Region of Nunavut, Canada. The Éléonore South Project has been determined to have become material effective March 31, 2025 as a result of the Company increasing its ownership interest to 100% and increasing exploration expenditures.

The Eau Claire Project is a resource stage project, 100% held and operated by Fury, comprised of 446 claims, totaling 23,284 hectares(ha). Located in 1:50,000 scale NTS map sheets 33B04 and 33B05, approximately 320 km northwest of the town of Chibougamau and 800 km north of Montreal in the Eeyou Istchee James Bay Region of Quebec. The centre of the property is located at approximately 75.78 degrees longitude west and 52.22 degrees latitude north.

The early exploration stage Éléonore South Project, 100% held and operated by Fury, comprises 282 claims, totaling 14,760 hectares (ha). Located in 1:50,000 scale NTS map sheets 33B12 and 33C09, approximately 200 km east of the Cree community of Wemindji, 330 km northwest of the town of Chibougamau and 800 km north of Montreal in the Eeyou Istchee James Bay Region of Quebec. The centre of the property is located at approximately 75.98 degrees longitude west and 52.58 degrees latitude north.

The Committee Bay Project, 100% held by Fury, is a resource stage project comprising 156 claims and 57 crown leases, totalling 254,623.05 hectares (ha). located in 1:250,000 scale NTS map sheets 56J, 56K, 59O and 56P, approximately 430 km northwest of the town of Rankin Inlet. The approximate centre of the Project is located at Universal Transverse Mercator (UTM) co-ordinates 7,400,000m N and 570,000m E (NAD 83, Zone 15N).

Project	Measured Mineral Resources			Indicated Mineral Resources			Measured + Indicated Mineral Resources			Inferred Mineral Resources
	Tonnes	Au g/t	Contained Au (oz)	Tonnes	Au g/t	Contained Au (oz)	Tonnes	Au g/t	Contained Au (oz)	Tonnes	Au g/t	Contained Au (oz)
Eau Claire	1,612,000	5.67	294,000	4,781,000	5.64	866,000	6,393,000	5.64	1,160,000	5,445,000	4.13	723,000
Committee Bay				2,075,000	7.85	523,835	2,075,000	7.85	523,835	2,934,000	7.63	720,364
Total	1,612,000	5.67	294,000	6,856,000	6.31	1,389,835	8,468,000	6.18	1,683,835	8,379,000	5.36	1,443,364

Eau Claire Project

The following disclosure relating to the Eau Claire Project (other than the disclosure regarding the 2023 Eau Claire exploration programs) is based on information derived from the technical report summary on the Eau Claire Project entitled “Technical Report on the Eau Claire Project, Quebec, Canada” prepared by Mrs. Valerie Doyon, the Company’s Senior Project Geologist, with an effective date of December 31, 2024 (the “Eau Claire Technical Report Summary”), as attached to this Annual Report as Exhibit 15.2. The Eau Claire Technical Report Summary conforms to SEC’s Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations (“S-K 1300”) and Item 601(b)(96) - Technical Report Summary. All information of a scientific or technical nature contained below and provided after the date of the Eau Claire Report has been reviewed and approved by Mrs. Valerie Doyon, the Company’s Senior Project Geologist and a “qualified person” for the purposes of S-K 1300.

The Eau Claire Project is a material property for the purposes of S-K 1300.

Property Description and Location

The Project is located in the Eeyou Istchee James Bay Territory of Northern Quebec, approximately 320 km northwest of the town of Chibougamau and 800 km north of Montreal. The property is accessible, year-round, by the Route du Nord and is located 100 km north of Nemaska, serviced by commercial flights twice per week.

The approximate centre of the Project is located at Universal Transverse Mercator (UTM) co-ordinates 5,786,800m N and 453,000m E (NAD 83, Zone 18N).  The approximate UTM co-ordinates for the centre of the currently defined Eau Claire deposit are 5,785,100m N and 444,600m E. The Project is located within National Topographic System (NTS) 1:50,000 scale map-areas; 33B04 and 33B05.

Land Tenure

As of the effective date of the Eau Claire Technical Report Summary the Eau Claire Project, 100% held by Fury, comprises 446 claims, totaling 23,284 hectares(ha). Located in 1:50,000 scale NTS map sheets 33B04 and 33B05, approximately 320 km northwest of the town of Chibougamau and 800 km north of Montreal. The property is accessible, year-round, by the Route du Nord and is located 100 km north of Nemaska, serviced by commercial flights twice per week. The centre of the property is located at approximately 75.78 degrees longitude west and 52.22 degrees latitude north.

The Project is north of the 52nd parallel (52ºN) and as such is subject to the provisions of the James Bay and Northern Quebec Agreement (1975), and the Paix des Braves Agreement (2002). The Project falls within the Eeyou Istchee Territory of the Eastmain Cree First Nation, including trap line VC36 held by Dr. Ted Moses as the Cree Tallyman, and on Category III lands, as established under the James Bay and Northern Quebec Agreement.

The figure below presents property location and claims comprising the Eau Claire Deposit:

N
Eau Claire
Property
Legend
Eau Claire Property boundary
Mining claims
Lake
0
2.5
5
Km
Projection : NAD 1983 UTM zone 18N
1:30,000
Date: 8/1/2023
Auteurs : David Frappier-Rivard,
PGeo.0754
FURY
GOLD MINES

Figure1: Property Location and Claims

Existing Infrastructure

Fury, through its Eastmain subsidiary, maintains a forty-person camp to support exploration activities at the Eau Claire project. The closest infrastructures to the Eau Claire deposit include a number of hydroelectric complexes and associated infrastructure, including the EM-1 hydroelectric complex. The EM-1 complex is located within 15 kilometres of the Eau Claire gold deposit. Hydro Québec has established a 600-person camp at EM-1 that includes fuel and medical services. More major necessities such as skilled labour and specialized equipment are sourced from Val-d’Or or Chibougamau. Many services are now available through numerous Cree owned businesses and partnerships in Mistissini, Eastmain and Nemaska.

History

Key historical events are:

●	1897: First reconnaissance survey in the area by the Geological Survey of Canada (GSC) (A. P. Low).

●	1942: Mapping of the Eastmain Greenstone Belt by the Geological Survey of Canada (GSC) (Shaw).

●	1966: Eade from the Geological Survey of Canada mapped the area of interest at a 1:1 000 000 scale.

●	1971 and 1972: Canico carried out a “winkie” drilling program (19 holes).

●

1973 to 1977: SEREM and Société de développement de la Baie-James (SDBJ) carried out geochemical surveys, prospecting, rock sampling, airborne and ground geophysics, geological mapping, and diamond drilling.

●	1978: Mapping at the 1:100 000 scale by the Ministère des Richesse Naturelle (MRN) (Franconi)

●	1985 to 1990: Westmin conducted airborne geophysics, soil geochemistry, prospecting, mapping, trenching and drilling (79 DDH, totalling 8,937 metres)

●	1995 to 2001: SOQUEM conducted soil geochemistry, geological mapping, trenching and drilling (54 DDH totalling 19,639 metres)

●

2002 to 2020: Eastmain Resources carried out geochemical and airborne geophysical surveys, geological mapping, prospecting, trenching and drilling. A total 816 diamond drilled holes, totalling 277,410.6 metres, were drilled. In 2018, discovered the Percival prospect where they drilled 13,182.6 metres in 2018 and 2019.

Geology and Mineralization

The Eau Claire project is contained within the La Grande volcano-plutonic Subprovince (2,752 to 2,696 Ma) of the Superior Province approximately 30 kilometres south of the contact with the metasedimentary Opinaca Subprovince (2700 to 2648 Ma). Portions of the La Grande Subprovince were formerly referred to as the Eastmain Greenstone Belt. Depending on the literature, the Eastmain Greenstone Belt has retained its title as a distinct greenstone belt lying within the La Grande Subprovince.

The La Grande Subprovince consists of four volcanic cycles erupted between 2,752 and 2,705 Ma (Kauputauch, Natel, Anatacau-Pivert, and Komo-Kasak formations). The supracrustal rocks of the region are intruded by syn-volcanic (2747 to 2710 Ma) and post- or late-tectonic (2,697 to 2,618 Ma) tonalite- trondhjemite-granodiorite (TTG) suites.

The Eastmain Greenstone Belt consists of a 5- to 10-kilometre wide by 150-kilometre long succession of Archean bimodal volcanic rocks (Figures 2 and 3). The volcanic sequence includes lowermost mafic volcanic rocks overlain by felsic pyroclastic to volcaniclastic rocks, intercalated facies of iron formation, shaly and graphitic sedimentary units.

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

Gold mineralization at the Eau Claire gold deposit is generally located within approximately EW trending structurally-controlled, high-grade en-echelon quartz-tourmaline veins and adjacent altered wall rocks, as well as variable width ESE trending sheared and foliated alteration zones. The alteration zones are parallel to the overall foliation and are thus believed to represent an altered stratigraphic unit. The vein systems are predominantly hosted within a thick sequence of massive and locally pillowed mafic volcanic flows, interbedded with narrow intervals of volcaniclastic meta-sedimentary rocks. Both gold bearing vein sets may occur with as narrow intervals with tourmaline and develop into thick quartz-tourmaline veins with zoned tourmaline+/-actinolite+/-biotite+/-carbonate alteration halos which can measure up to several metres in thickness.

The Eau Claire deposit is a structurally-controlled gold deposit. Mineralization occurs primarily in a series of sheeted en-echelon quartz-tourmaline veins and associated metre scale alteration zones. Carbonate within the veins is associated with gold mineralization. The overall trend of the mineralized veins is controlled by a structural corridor sub-parallel to the D2 Cannard Deformation Zone. Individual veins are up to 1 metre thick and extent for at least 100 metres along strike.

Veins are composed of quartz and tourmaline; the ratio between quartz with accessory calcite to tourmaline can vary from 100 percent quartz to 100 percent tourmaline. The quartz-tourmaline veins are massive, banded and/or brecciated. Pyrite, pyrrhotite, chalcopyrite and rare molybdenite generally constitute less than 1.5 percent of the composition of these veins but can be upwards of 20% locally. Commonly, brecciated veins contain angular blocks of tourmaline, ranging in size from less than one to more than 25 centimetres in size. Fragments are cemented by a quartz-carbonate matrix. Breccia textures locally form a “piano key” pattern with angular tourmaline blocks aligned perpendicular to the vein walls. This texture is due to protracted deformation that affected already formed veins and generated new veins (tension gash veins developed on pre-existing laminated veins). The piano-key breccia has been observed throughout the deposit at all scales in tourmaline veins of less than 1 centimetre to more than 1 metre thick. A “ladder vein” texture has also been observed in outcrop at the 450 West Zone consisting of massive tourmaline layers with quartz-carbonate “ladders” aligned perpendicular to the vein walls.

Gold occurs as isolated grains or as clusters of fine-grained particles. Irregular to sub-angular shaped gold grains range in size from less than 10 micrometres to 1 millimetre. In rare instances, grains up to 1 centimetre in size have been observed. Locally, veins contain micrometre-size clusters of visible gold particles. Tellurobismuthite (Bi2Te3) occurs throughout the deposit. Gold and tellurides occur within micro fractures in quartz, interstitial to granular tourmaline grains, at the contact between massive aphanitic tourmaline and quartz bands, and along tourmaline laminations.

Gold mineralization also occurs within altered host rock without veining occurring as centimetre to several metre wide tourmaline-actinolite ± biotite ± calcite replacement zones around vein selvages.

The two major vein areas discovered to date in the resource area (the 450 West and 850 West zones) form a crescent-shaped mineralized, surface projected footprint 1.8 kilometres long by more than 100 metres wide, which has been traced to date to a vertical depth of 900 metres. Veins within the 450 West zone typically strike 85 degrees and dip 50 to 65 degrees to the south. Veins within the 850 West zone typically strike 60 degrees and dip subvertically.

Mineral Resources

A Mineral Resource Estimate was first disclosed in a 2015 Technical Report (SRK, 2015) and updated in 2017 (Armitage and Hafez, 2017). The 2017 updated Mineral Resource Estimate was subsequently updated for use in a 2018 preliminary economic assessment (2018 PEA) study (Puritch et. al. 2018). No updated economic study was conducted on the 2023 Mineral Resource Estimate and the 2018 PEA is no longer current and should not be relied upon. The 2024 Mineral Resource Estimate included the addition of Fury’s 2020 through 2023 drilling to update the resource wireframes and block model.

The Eau Claire project contains a combined Mineral Resource of 1,160,000 oz of Au at a grade of 5.65 g/t in the Measured and Indicated category, and an additional 723,000 oz of Au at a grade of 4.13 g/t Au in the Inferred Category.

Completion of the MREs involved the assessment of a validated drill hole and channel sample database, which included all data for surface drilling and surface and channel sampling completed through the end of 2023. Completion of the MREs also included the assessment of updated three-dimensional (3D) mineral resource models (mineral resource domains), 3D topographic surface models and 3D overburden surface models.

The Inverse Distance Cubed (“ID3”) and Inverse Distance Squared (“ID2”) calculation methods restricted to the mineral resource domains were used to interpolate grades for Au (g/t) into block models for all deposit areas.

The 2024 Mineral Resource Estimate (MRE) was prepared using 2019 CIM Best Practice Guidelines for mineral resource estimation. The wireframe grade shell models represent the drilled mineralization and are suitable for use in block model estimations. The Eau Claire deposit meets the criteria of reasonable prospects for eventual economic extraction in the combined open pit and underground portions of the MRE.

There is no mineralization that qualifies as Mineral Reserves on the Eau Claire Project.

Sample Preparation, Analyses and Security

Drill core was placed sequentially in wooden core boxes at the drill by the drillers and sealed with top covers and ties before transport. The core boxes were transported by ATV and/or Pickup trucks on a twice daily basis for the conventional drill and one time a day for the helicopter supported drill. The core was transported to the camp where depth markers and box numbers were checked and the core was carefully reconstructed in a secure core facility. The core was logged geotechnically on a 3 m run by run basis including, core recovery, RQD. Magnetic susceptibility and XRF measurements were taken every metres.

The core was descriptively logged and marked for sampling by an OGQ registered geologist or geologist in-training, paying particular attention to lithology, structure, alteration, veining/brecciation, and sulphide mineralization.

Logging and sampling information was entered into MX Deposit cloud-based core logging application by MINALYTIX INC. which allowed for the integration of the data into the project database.

The core was photographed both wet and dry after logging but prior to sampling.

Sampling, Analysis and Data Verification

Core recovery is generally very good to excellent, allowing for representative samples to be taken and accurate analyses to be performed.  Half-core samples, 0.5 metre to 1.5 metre long, were taken where the rock was mineralized and/or altered. In the case of the Snake Lake and Percival holes, the core was sampled along the entire length of each hole.

Individual core samples were placed in rice bags which were sealed using uniquely numbered zip ties. Completed sample shipments for the Extension Program in 2020 and early 2021 and all 2022 drilling were sent to ALS Lab in Val d’Or, QC (ISO/IEC 17025:2017 and ISO 9001:2015 accredited facility) for preparation and analysis. Preparation included crushing core samples to 90% < 2mm and pulverizing 1000g of the crushed material to better than 85% < 75 microns. All samples are assayed using 50 g nominal weight fire assay with atomic absorption finish (Au-AA24) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). In 2020-2021, where Au-AA24 results are greater than 5 ppm Au the assay are repeated with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22), the 5 ppm threshold was change for 10 ppm in 2022. QA/QC programs using internal and lab standard and blank samples, field and lab duplicates and re-assay indicate good overall accuracy and precision.

Sample shipments from the exploration program in 2021 were sent to Actlabs in Val d’Or, QC for preparation and then to Actlabs in Thunder Bay, ON for analysis. All samples are assayed using 50 g nominal weight fire assay with atomic absorption finish (1A2B-50) and multi-element four acid digest ICP-AES/ICP-MS method (1F2). Where 1A2B-50 results were greater than 5 ppm Au the assay were repeated with 50 g nominal weight fire assay with gravimetric finish (1A3-50). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good.

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

QC protocols were established in 2002 and carried through with minor refinements through the current drilling program.

Quality Control (QC) samples are introduced into the sample stream at a rate of 5% for both blank samples and CRM samples. Field duplicates in the form of quarter sawn core samples, are introduced into the sample stream at a rate of 1 in 50 samples.

Mineral Processing and Metallurgical Testing

Work performed in the SGS 2017 study was performed essentially on a single master sample. The sample included appropriate vein and mining dilution from the hanging wall and footwall. This sample was well documented and traceable.

The 2017 metallurgical testing indicated that gravity concentration with cyanide leaching outperformed production of a gold bearing flotation concentrate. The reported gold recoveries of 95 percent are supported by testing performed. The process was very simple with a primary grind size and reagent consumption levels that are typical for this style of deposit.

The limited metallurgical testwork conducted to date suggests that a high proportion of the gold can be recovered by conventional means and the Eau Claire material is relatively free-milling. Additional metallurgical testwork is recommended particularly to optimize leach parameters and investigate variability of the mineralization with respect to comminution requirements.

2024 Mineral Resource Estimate

Mineral Resource Estimate (effective December 31, 2024)(1-15)

Category	Tonnes	(g/t Au)	Contained Au (oz)
Measured	1,612,000	5.67	294,000
Indicated	4,781,000	5.64	866,000
Total Measured & Indicated	6,393,000	5.65	1,160,000
Inferred	5,445,000	4.13	723,000

Open Pit and Underground Mineral Resources for Eau Claire Deposit (effective December 31, 2024)(1-15)

	Open Pit (surface to 150 m)			Underground (150 m – 860 m)
Category	Tonnes	(g/t Au)	Contained Au (oz)	Tonnes	(g/t Au)	Contained Au (oz)
Measured	1,157,000	5.19	193,000	455,000	6.9	101,000
Indicated	1,291,000	4.19	174,000	3,490,000	6.17	692,000
Measured & Indicated	2,448,000	4.66	367,000	3,945,000	6.25	793,000
Inferred	69,000	4.39	10,000	2,566,000	6.08	502,000

Open Pit and Underground Mineral Resources for Percival Deposit (effective December 31, 2024) (1-15)

	Open Pit (surface to 150 m)			Underground (150 m – 860 m)
Category	Tonnes	(g/t Au)	Contained Au (oz)	Tonnes	(g/t Au)	Contained Au (oz)
Inferred	2,253,000	1.81	131,000	557,000	4.47	80,000

Notes:

1.	The effective date of the Eau Claire project Mineral Resource Estimates (“MREs”), including the Eau Claire and Percival deposit estimates, is May 10, 2024.
2.	The Mineral Resource Estimates were estimated by Maxime Dupéré, B.Sc., géo. of SGS Geological Services and is an independent Qualified Person as defined by NI 43-101.
3.

The classification of the current Mineral Resource Estimates into Measured, Indicated and Inferred mineral resources is consistent with current 2014 CIM Definition Standards – For Mineral Resources and Mineral Reserves.

4.	All figures are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.
5.	The mineral resources are presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction.
6.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that most Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

7.

The Project mineral resource estimates are based on a validated database which includes data from 1202 surface diamond drill holes totalling 406,431 m, and 426 surface channels (Eau Claire deposit) for 1,345 m. The resource database totals 273,402 drill hole assay intervals representing 267,721 m of data and 2,254 channel assays for 1,316 m.

8.

The MRE for the Eau Claire deposit is based on 280 three-dimensional (“3D”) resource models representing the 450, 850 and hinge zones. The MRE for the Percival deposit is based on 29 3D resource models representing high grade and lower grade halo zones.

9.

Grades for Au were estimated for each mineralization domain using 1.0 metre capped composites assigned to that domain. To generate grade within the blocks, the inverse distance cubed (ID3) interpolation method was used for all domains. An average density value was assigned to each domain.

10.

Based on the location, surface exposure, size, shape, general true thickness, and orientation, it is envisioned that parts of the Eau Claire and Percival deposits may be mined using open-pit mining methods. In-pit mineral resources are reported at a base case cut-off grade of 0.5 g/t Au. The in-pit resource grade blocks are quantified above the base case cut-off grade, above the constraining pit shell, below topography and within the constraining mineralized domains (the constraining volumes).

11.

The pit optimization and base-case cut-off grade consider a gold price of $1,900/oz and considers a gold recovery of 95%. The pit optimization and base case cut-off grade also considers a mining cost of US$2.80/t mined, pit slope of 55⁰ degrees, and processing, treatment, refining, G&A and transportation cost of USD$19.00/t of mineralized material.

12.

The results from the pit optimization, using the pseudoflow optimization method in Whittle 4.7.4, are used solely for the purpose of testing the “reasonable prospects for economic extraction” by an open pit and do not represent an attempt to estimate mineral reserves. There are no mineral reserves on the Property. The results are used as a guide to assist in the preparation of a Mineral Resource statement and to select an appropriate resource reporting cut-off grade. A Whittle pit shell at a revenue factor of 0.52 was selected as the ultimate pit shell for the purposes of this mineral resource estimate.

13.

Based on the size, shape, general true thickness, and orientation, it is envisioned that parts of the Eau Claire and Percival deposits may be mined using underground mining methods. Underground mineral resources are reported at a base case cut-off grade of 2.5 g/t Au. The mineral resource grade blocks were quantified above the base case cut-off grade, below surface/pit surface and within the constraining mineralized wireframes (considered mineable shapes). Based on the size, shape, general thickness, and orientation of the mineralized structures, it is envisioned that the deposits may be mined using a combination of underground mining methods including sub-level stoping (SLS) and/or cut and fill (CAF) mining.

14.

The underground base case cut-off grade of 2.5 g/t Au considers a mining cost of US$65.00/t mined, and processing, treatment, refining, G&A and transportation cost of USD$19.00/t of mineralized material.

15.	The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

2023 Mineral Resource Estimate

Eau Claire Deposit Mineral Resource Estimate as of December 31, 2023

Mineral Resource Estimate (effective February December 31, 2023)(1-7)

Category	Tonnes	(g/t Au)	Contained Au (oz)
Measured	906,000	6.63	193,000
Indicated	3,388,000	6.06	660,000
Total Measured & Indicated	4,294,000	6.18	853,000
Inferred	2,382,000	6.53	500,000

Open Pit and Underground Mineral Resources (effective December 31, 2023)(1-7)

	Open Pit (surface to 150 m)			Underground (150 m – 860 m)
Category	Tonnes	(g/t Au)	Contained Au (oz)	Tonnes	(g/t Au)	Contained Au (oz)
Measured	574,000	6.66	123,000	332,000	6.56	70,000
Indicated	636,000	5.13	105,000	2,752,000	6.27	555,000
Measured & Indicated	1,210,000	5.86	228,000	3,084,000	6.30	625,000
Inferred	43,000	5.06	7,000	2,339,000	6.56	493,000

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

6.

The results from pit optimization are used solely for the purpose of testing the “reasonable prospects for eventual economic extraction” by an open pit and do not represent an attempt to estimate mineral reserves. There are no mineral reserves on the Property. The results are used as a guide to assist in the preparation of a Mineral Resource statement and to select an appropriate resource reporting cut-off grade.

7.

There is no certainty that all or any part of the Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. There is no other relevant data or information available that is necessary to make the technical report summary understandable and not misleading.

Discussion on 2024 versus 2023 Mineral Resource Estimate

The 2024 Eau Claire project mineral resource estimate of 1.16Moz Au at a grade of 5.64 g/t Au in the Measured and Indicated category as well as an additional 723koz Au at a grade of 4.13 g/t Au in the Inferred Category incorporates the additional drilling completed between 2021 and 2023 at the Eau Claire deposit as well as provided a maiden resource estimate for the Percival deposit located 14 km to the east of Eau Claire. The additional drilling resulted in the addition of 307koz Au in the Measured and Indicated category (a 36% increase) and 223 koz Au in the Inferred category (a 44.6% increase).

Conclusions

The Eau Claire and Percival deposits contain within-pit and underground Measured, Indicated and Inferred Mineral Resources that are associated with well-defined mineralized trends and models. The deposits are open along strike and at depth. Project geologists have a good understanding of the regional, local, and deposit geology and controls on mineralization. The geological models are reasonable and plausible interpretations of the drill results.

Mineral Resources for the Eau Claire deposit were estimated assuming combined open pit and underground mining methods. At cut-off grades of 0.5 g/t Au for open pit and 2.5 g/t Au for underground, Measured Mineral Resources are estimated to total 1.61 Mt at an average grade of 5.67 g/t Au containing 294,000 ounces gold. At the same cut-off grades, Indicated Mineral Resources are estimated to total 4.78 Mt at an average grade of 5.64 g/t Au containing 860,000 ounces gold. At the same cut-off grades, Inferred Mineral Resources are estimated to total 5.44 Mt at an average grade of 4.13 g/t Au containing 723,000 ounces gold. The open pit resources were constrained by a preliminary pit shell generated in Whittle software.

The limited metallurgical testwork conducted so far suggests that the gold can be recovered by conventional means, such as a combination of gravity followed by cyanide leaching of the concentrate. Additional metallurgical testwork will be warranted if further exploration increases the size of the resource.

The Author considers that the Project has potential for delineation of additional Mineral Resources and that further exploration is warranted. Given the prospective nature of the Property, it is the Author’s opinion that the Property merits further exploration and that a proposed plan for further work by Fury is justified. The Author is recommending Fury conduct further exploration, subject to funding and any other matters which may cause the proposed exploration program to be altered in the normal course of its business activities or alterations which may affect the program as a result of exploration activities themselves.

Recommendations

The following summarizes the work programs recommended by the author of the Eau Claire Technical Report Summary.

Fury’s intentions are to continue exploration on the Property in 2025 and onwards. The proposed work program consists of a regional portion focused on refining known gold occurrences within the Percival – Serendipity trend, 14km to the east of Eau Claire, and attempting to define new prospects in areas with favourable geological and structural settings. In addition to the regional program, a drill program focused on the Eau Claire deposit has been proposed to tie-in the mineralization identified 450m west of the current resource with the aim of updating the current mineral resource. Additional drilling would focus on the Percival prospect and other nearby geochemical anomalies to determine the continuity and scale of gold mineralization.

Fury has gained a better understanding of the combination of pathfinder elements and structural controls on the gold mineralization at Percival. The broad low-grade gold mineralization occurs along a well-defined east–west trending structural splay of the Cannard Deformation Zone. Certain elemental associations, most notably Arsenic, Bismuth, and Tungsten, are proving to be important pathfinders for the gold mineralization. Higher-grade gold within the broader corridor is controlled by secondary shearing and is identified by the high degree of silicification. With this knowledge, the Company has refined their targeting along the Percival to Serendipity Trend identifying ten priority targets for 2024. These identified targets lie within the same stratigraphic package as Percival Main and have undergone varying degrees of deformation. The proximity of the main Cannard and Hashimoto Deformation Zones varies from one target to the other and may have a significant impact on the gold mineralization. Fury believes the varying degrees of deformation are an important control on both gold mineralization and the potential preservation of a sizeable, mineralized body.

The recommended work program is anticipated to include the collection of 15,000 infill till and biogeochemical samples and 30,000 m of diamond drilling. Drilling would be allocated with 2,000 m to 7,500 m focused on testing biogeochemical anomalies within the Percival – Serendipity trend, approximately 20,000 m at the Eau Claire deposit for resource expansion, and 2,500 m to 8,000 m at Percival for resource expansion. Subsequent to the completion of additional drilling on the Property, updated MREs are planned which will form the basis of an updated engineering study in the form of an updated Preliminary Economic Assessment.

The total cost of the planned work program by Fury is estimated at up to $14.2 M shown in the table below. The Company has not yet made a decision to fully implement these recommendations as they are financing and success dependent.

Recommended Work Programs

Type	Details	Cost Estimate (C$)
Labour	Staff Wages, Technical and Support Contractors	1,750,000
Assaying	Sampling and Analytical	750,000
Drilling	Diamond Drilling (30,000m at $175/m)	5,250,000
Till Sampling	Detailed sampling program	1,500,000
Land Management	Consultants. Assessment Filing, Claim maintenance	750,000
Community Relations	Community Tours, Outreach	75,000
Information Technology	Remote site communications and IT	35,000
Safety	Equipment, Training and Supplies	75,000
Expediting	Expediting	150,000
Camp Costs	Equipment, Maintenance, Food, Supplies	250,000
Freight and Transportation	Freight, Travel, Helicopter	450,000
Fuel		1,200,000
General and Administration		100,000
Update MRE and PEA		600,000
Sub-total		12,935,000
Contingency (10%)		1,293,500
Total		14,228,500

2020 - 2024 Eau Claire Exploration Program

From 2020 through to 2024, Fury completed a total of 120 diamond drill holes for approximately 75,654.3 m on the Project. The drill program consisted of i) an extension phase focused on extensions to the known vein corridors along strike from the current resource (“Extension Program”); ii) an exploration phase designed to test targets along the 4.5km long deposit trend (“Exploration Program”) and iii) an exploration phase of drilling designed to test targets at the Percival and Serendipity prospects 14km east and 20 km northeast of the Eau Claire Deposit respectively. Large stepout drilling in 2022 increased the mineralized footprint of the Eau Claire deposit by over 450m to the west. At Percival Fury intercepted 13.5 m of 8.05 g/t gold (Au) outlining a 500x100x300m zone of gold mineralization.

The 2023 drilling campaign focused on the Hinge Target, which is located west of the deposit, adjacent to the 850 W zone, and the at Percival prospect area. Results from the 2023 Hinge drilling expanded the Hinge Target gold mineralization 50m up-dip and 75m to the west respectively, over 450m from the defined Eau Claire Resource as well as intercepting high grade shallow mineralization on the eastern edge of the Hinge target.

The Extension Program at the Eau Claire deposit was designed to target strike extensions of the known vein corridors to the west and southeast of the current mineral resource. To date, Fury Gold has drilled twenty one holes targeting the southeast extension of the Eau Claire Resource with intercepts including: 23.27 g/t Au over 7.09m, 11.56 g/t Au over 6.04m, 59.3 g/t Au over 0.96m and 4.89 g/t Au over 2.94m. Results from the four holes completed in the second quarter of 2022 were released on August 3, 2022 including 4.43 g/t Au over 1.43m and 4.60 g/t Au over 1.25m. Two additional holes were completed in October 2022 with results released on January 23, 2023 including 3.91 g/t Au over 2.50m.

The exploration drilling program along the Eau Claire deposit trend continues to demonstrate the potential to significantly expand the Eau Claire deposit to the west. The focus has been on the Western Hinge, and Gap Zone as well as along the north limb of the anticline. All exploration targets within the Deposit Trend have the potential to significantly expand the Eau Claire mineralized footprint. To date the footprint of gold mineralization has been increased by over 455m or 25% at the Hinge Target alone and remains open to further expansion to the West.

Regional Exploration

The Company completed 11,497.8m in 18 diamond drill holes in 2022 and 2023 at Percival. Five holes targeted the parallel hinge 500m to the east of Percival proper. All holes intercepted silicified sulphide rich breccias, however only narrow low grade gold values were returned. The remainder of the drilling tested extensions of the historical gold mineralization at Percival proper. The results from the Percival proper drilling program confirm that the high-grade core of the Percival mineralization plunges steeply to the west and remains open in all directions. Highlights included an 85m step out from historical high-grade mineralization which intercepted 13.5m of 8.05 g/t Au, (including 3.00m of 25.8 g/t Au) in drill hole 22KP-008 and a 150m step out which intercepted 7.5m of 4.38 g/t Au, (including 3m of 8.7 g/t Au, and 3m of 5.5 g/t Au) in drill hole 22KP-005. As well as 279 g/t Au over 1.5m along the eastern edge of the defined mineralization. With the recent drilling the gold mineralization at Percival Main is represented by a 500 m by 100 m footprint with high-grade gold being defined to 300 m below surface hosted within folded sulphidized, silicified, and brecciated sediments.

Committee Bay Project

The following disclosure relating to the Committee Bay Project is based on information derived from the technical report summary entitled “Technical Report on the Committee Bay Project, Nunavut Territory, Canada” dated effective December 31, 2023, prepared by Bryan Atkinson, P.Geo., as Senior Vice President Exploration of Fury Gold (the “Committee Bay Technical Report Summary”). The Committee Bay Technical Report Summary conforms to the SEC’s Modernized Property Disclosure Requirements for Mining Registrants as described in S-K 1300 and Item 601(b)(96) - Technical Report Summary. All information of a scientific or technical nature contained below and provided after the date of the Committee Bay Technical Report Summary has been reviewed and approved by Mr. Atkinson as a “qualified person” for the purposes of SK-1300.

The Committee Bay Project is a material property for the purposes of S-K 1300. The 2023 Committee Bay Technical Report Summary is considered to still be current as not material work was conducted on the project in 2024.

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

The Committee Bay Project consists of 57 Crown Leases and 150 mineral claims in six non-contiguous blocks totaling approximately 247.972.53 ha.

The figure below presents property location and claims comprising the Committee Bay project:

INDEX MAP
Committee Bay Property
100
km
NORTHWEST TERRITORIES
NUNAVUT
Legend
Permanent Camps
Inuit Owned Lands
Subsurface
Surface Only
Crater Camp
Ingot Camp
Hayes Camp
Bullion Camp
Walker Lake
Loughland Lake
Kitikmeot Region
Kivalliq Region
450000
500000
550000
600000
650000
700000
7350000
7400000
7450000
7500000
FURY GOLD MINES LTD.
Committee Bay Property, Nunavut
Property Location
1:750,000
0 10 20 30 40
km
UTM NAD83 Zone 15
North Country Gold Corp.
Vancouver, BC

Access, Climate, Local Resources, Infrastructure and Physiography

The Committee Bay Project is accessed via fixed wing charter primarily through a 914 m, graded, esker airstrip at Hayes Camp, a permitted, seasonally prepared 1,580 m winter ice airstrip, which is constructed on the adjacent Sandspit Lake, or a 320 m tundra airstrip at the Bullion Camp.

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

There is no permanent infrastructure at the Committee Bay Project. The Company maintains four camps to support seasonal exploration campaigns in various portions of the Committee Bay Project, namely the Hayes Camp (100-person capacity), the Bullion Camp (20- to 40-person capacity), Crater Camp (40-person capacity) and the Ingot Camp (10-person capacity). A drill water system is maintained at the Three Bluffs site.

Geology, Mineralization and Deposit Types

The Committee Bay Project area, situated in the Churchill Structural Province, is underlain by Archean and Proterozoic rocks and extensively covered by Quaternary glacial drift. It comprises three distinct Archean sub-domains (Prince Albert Group, Northern Migmatite, and Walker Lake Intrusive Complex).

The Committee Bay Greenstone Belt (the “CBGB”), which hosts the gold occurrences discussed in the Committee Bay Report, is composed of Prince Albert Group rocks. These are bounded by the wide, northeast-striking Slave-Chantrey mylonite belt to the northwest and by the Amer and Wager Bay shear zones to the south. Two major fault systems, the northeast-striking Kellet fault and the northwest-striking Hayes River fault, intersect the central portion of the CBGB and cut the Prince Albert Group rocks. Gold occurrences in the CBGB appear to be spatially related to the major shear systems and their sub-structures indicating the potential for the re-mobilization of mineral-bearing fluids along these structures.

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

(i)    in 1961 and 1967, mapping was done in the area by the Geological Survey of Canada (“GSC”);

(ii)   in 1970, King Resources Company conducted reconnaissance geological mapping and sampling in the Laughland Lake and Ellice Hills areas, with follow-up work including geophysics and detailed mapping, trenching, and sampling;

(iii)  in 1970, 1974, and 1976 Cominco Ltd. Carried out reconnaissance and detailed geological mapping, ground geophysics, and sampling in the Hayes River area;

(iv)  in 1971, the Aquitaine Company conducted airborne electromagnetic (‘EM”) and magnetometer surveys;

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

(xi)   from 1997 to 1998, P.H. Thompson Geological Consulting Ltd. Conducted regional geological mapping in the Three Bluffs area;

(xii)  from 1999 to 2002: GSC conducted a multi-disciplinary study of the Committee Bay Greenstone Belt;

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

Analytical samples were taken using 1/8 of each 5ft (1.52m) interval material (chips) and sent to ALS Global (“ALS”) Lab in Yellowknife, NWT and Vancouver, BC for preparation and then to ALS Lab in Vancouver, BC for analysis. All samples are assayed using 30g nominal weight fire assay with atomic absorption finish (Au-AA25) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Quality Assurance/Quality Control (“QA/QC”) programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed.

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

Committee Bay Grabs QA/QC Disclosure:

Approximately 1 to 2 kg of material was collected for analysis and sent to ALS Lab in Vancouver, BC for preparation and analysis. All samples are assayed using 50 g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs for 2018 rock grab samples using internal standard samples, lab duplicates, standards and blanks indicate good accuracy and precision in a large majority of standards assayed. Grab samples are selective in nature and cannot be consider as representative of the underlying mineralization.

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

Drill core is digitally photographed and core samples are marked for sawing. Sampling intervals, geological boundaries, and a saw line are marked by the logging geologist and the core is sawed in half longitudinally by technicians. One half of the core is placed in a sample bag with a uniquely numbered tag and secured with plastic cable ties. Each batch of 20 field samples contain a blank and one of four commercial certified reference materials. The remaining half core is returned to the core box for reference. The majority of the reference core remains on-site except for chosen intervals which are taken to Edmonton, Alberta for display purposes. Individual sample bags are placed inside a larger bag which is closed with a security seal for shipment to the laboratory.

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

All the RAB and diamond drill core samples are analyzed at the ALS laboratory in Vancouver, BC, by fire assay of a 50 g sample followed by a gravimetric finish according to ALS lab code Au-GRA22 and by a multi-element inductively couple plasma atomic emission spectrometry or mass spectrometry (“ICP-AES/ICP-MS”) package following a four acid digestion of a one gram sample according to ALS lab code ME-MS61. Sample intervals with visible gold in core were assayed using a Screen Fire Assay method on a one kg sample according to ALS lab code Au-SCR24 where the entire sample is screened to 100 μm and fire assays are performed on a 50 g sample of <100 μm material and on the entire >100 μm material. The fire assay is calculated as a weighted average of the two fire assays.

In the opinion of Roscoe Postle Associates Inc. (“RPA”, formerly Scott Wilson Roscoe Postle Associates Inc.), the sample collection, preparation, analysis, transport, and security procedures at the Committee Bay Project are adequate for use in the estimation of mineral resources.

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

2008 Metallurgical Testing

Mineral processing testwork comprising exploratory gravity concentration, cyanide leaching, and froth flotation studies were undertaken by Process Research Associates Ltd. (“PRA”) under the guidance of RPA. The sample used was a 110 kg composite of drill core samples from the 2007 exploration program with an average estimated grade of 4.3 g/t Au and 7.5% S.

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

2023 Mineral Resource Estimates

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

The estimate was carried out using a block model method constrained by wireframe grade shell models, with Inverse Distance Cubed (“ID3”) weighting. Two sets of wireframes and block models were employed: one contemplated open pit mining and the other, underground mining. The block model grade interpolations were checked by (i) an inspection of the interpolated block grades in plan and section views and comparison to the composite grades, and (ii) through a statistical comparison of global block and composite mean grades. Inspection of the block grades in plan and section indicates that the grade estimation honours the drill hole grades reasonably well.

The reported mineral resources at calculated cut-off grades of 3.0 g/t Au for open pit mining and 4.0 g/t Au for underground mining based on the following assumptions:

●	Gold Sale Price: US$1,200/oz;
●	Process Recovery 93%;
●	Open Pit Mining Cost C$10.00/t;
●	Underground Mining Cost C$70.00/t;
●	Process + G&A Costs C$75.00/t; and
●	Exchange Rate 1.25 US$/C$.

To fulfill the resource criteria of “reasonable prospects for eventual economic extraction”, a pit shell analysis was run on the 0.5 g/t Au model to determine how much of the deposit could potentially be extracted using open pit methods. The analysis was done using Whittle software with very preliminary assumptions for pit slopes, metallurgical recovery, prices, and costs.

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

The following cost assumptions were used:

●	Gold Sale Price: US$1,500/oz;
●	Overall Pit Slope Angles: 50°;
●	Process Recovery 93%;
●	Mining Cost US$10.00/t; and
●	Process + G&A Costs US$60.00/t

Blocks from the open pit model captured within this shell were considered eligible for reporting as open pit resources. The same pit shell was applied to the underground model, except that blocks from this model were included in the resource only if they were outside of the shell.

Mineral Resources as of December 31, 2023(1-7)

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

3. The Mineral Resources Committee Bay Gold Project was initially reported in Ross (2017) – QP David A. Ross, M.Sc., P.Geo, effective date of May 31, 2017.

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

Exploration Program Recommendations

The following summarizes the work programs recommended by the authors of the Committee Bay Technical Report Summary for the Committee Bay Project. The Phase 1 program is anticipated to include collection of 15,000 infill detailed till samples and 7,500 m of Diamond drilling along the shear zone sub-parallel to the Three Bluffs deposit. The Phase 1 program is estimated to cost approximately $5 million. Details of the recommended Phase I program can be found below.

A Phase 2 exploration program will be drill intensive. An additional 10,000 – 15,000 m of diamond drilling should be completed at the Three Bluffs deposit to explore the down dip potential of the limb mineralization as well as tying in the newly identified shear zone hosted mineralization with the ultimate goal of updating the Mineral Resource Estimate. An additional 10,000 m of drilling should be allocated to regional targets defined from the Phase 1 program. The Phase 2 program is estimated to cost between $15 and $20 million. Details of the recommended Phase 2 program can be found below although readers must appreciate there is no certainty that Fury will carry out all or a portion of these recommendations in the foreseeable future.

Recommended Work Programs for 2024 and beyond

Phase 1

Type	Details	Cost Estimate (C$)
Labour	Staff Wages, Technical and Support Contractors	350,000
Assaying	Sampling and Analytical	150,000
Drilling	Three Bluffs Diamond Drilling (7,500 meters at $220/m)	1,650,000
Till Sampling	Detailed sampling program	120,000
Land Management	Consultants. Assessment Filing, Lease Payments	250,000
Community Relations	Community Tours, Outreach	30,000
Information Technology	Remote site communications and IT	35,000
Safety	Equipment, Training and Supplies	15,000
Expediting	Expediting (Rankin Inlet, Baker Lake, Churchill)	150,000
Camp Costs	Equipment, Maintenance, Food, Supplies	250,000
Freight and Transportation	Freight, Travel, Helicopter, Fixed Wing	450,000
Fuel		1,000,000
General and Administration		100,000
Sub-total		4,550,000
Contingency (10%)		455,000
Total		5,005,000

Phase 2

Type	Details	Cost Estimate (C$)
Labour	Staff Wages, Technical and Support Contractors	1,750,000
Drilling	20,000 – 25,000 m Diamond Drilling at Three Bluffs and regional	6,500,000
Assaying	Sampling and Analytical	750,000
Community Relations	Community Tours, Outreach	50,000
Information Technology	Remote site communications and IT	150,000
Safety	Equipment, Training and Supplies	75,000
Expediting	Expediting (Rankin Inlet, Baker Lake, Churchill)	550,000
Camp Costs	Equipment, Maintenance, Food, Supplies	1,250,000
Freight and Transportation	Freight, Travel, Helicopter, Fixed Wing	1,950,000
Fuel		2,750,000
General and Administration		400,000
Sub-total		16,175,000
Contingency (10%)		1,617,500
Total		17,792,500

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

●

Aiviq - 16 core and 7 RAB holes - The majority of the core drill holes intersected 20 - 40 meter widths of intense quartz veining and sulphidized banded iron formations. Results from the Aiviq core drill program include highlights of 13.5 m of 1.54 g/t gold (including 6 m of 3.3 g/t gold) 4.5 m of 2.93/t Au, and 1.5 m of 8.95/t Au;

●

Kalulik - 8 RAB holes - The 2018 drill program at Kalulik identified two separate gold-bearing hydrothermal systems, 4 km apart, that intersected broad zones of low-grade mineralization over 10 - 20 meter widths within sulphidized banded iron formations and associated quartz veining. These results include 21.34 m at 0.4 g/t gold and 16.76 m at 0.45 g/t gold; and,

●	Aarluk - 7 RAB holes - At the Aarluk prospect the best intercept was 3.05 m of 3.39 g/t gold, which was encountered in a weakly sulphidized banded iron formation.

2019 Committee Bay Exploration Program

During 2019, the Company followed up on the results from its 2018 program by completing the following:

●

Machine Learning - A total of twelve new targets were generated through unbiased processing of existing exploration data. Two of the targets overlapped with the Company’s geologist derived targets adjacent to the Aiviq and Kalulik discoveries;

●

Drill Program - A 2,700m diamond drill program at the Committee Bay Project targeted a combination of both machine learning and traditional geologist generated targets and drilled a new gold-bearing system along the regional fault zone that hosts the Aiviq and Kalulik systems. These results include 30 m of 0.67 g/t gold, including 1.5m of 5.03 g/t gold; and

●	IP Survey - A 27 line - kilometer induced polarization survey was conducted to identify both chargeability and conductivity targets along the Aiviq-Shamrock corridor.

2021 Committee Bay Project Drill and Exploration Program

The Company completed 2,587m of diamond drilling during a six-week field program in the third quarter of 2021. The drilling was focused on expanding the defined high-grade mineralization at the Raven prospect and testing the potential mineralization below the current resource at the Three Bluffs deposit.

Raven Prospect

The Raven prospect is located in the southwest third of the Committee Bay Gold Belt, approximately 50 km west of the Three Bluffs deposit. The prospect is situated along an 8km long shear zone where defined gold mineralization is strongly associated with arsenopyrite within sheared and altered gabbros as well as within quartz veins marking the contact between the gabbro and metasediments over a known strike length of approximately 1.2 km. There have been 207 rock samples historically taken over the defined area of mineralization, with 30 samples returning values greater than 5 g/t gold with a peak value of 143 g/t gold. Importantly, only 1.2 km of the 8 km shear zone has been systematically explored to date.

The prospect has a total of nine historical drill holes totaling 1,670 m with intercepts including 5.49 m of 12.6 g/t gold, 2.84 m of 31.1 g/t gold, and 5.38 m of 2.99 g/t gold over a drilled strike length of 400 m. Historical drilling at the prospect has defined a high-grade body of mineralization approximately 250 m in length, with a 30-degree plunge to the east that is open along strike and down dip. Highlights include drill intercepts of 9.18 g/t gold (Au) over 1.5 m and 7.30 g/t Au over 1.0m in drill hole 21RV-012 and 0.88 g/t Au over 8.00 m in drill hole 21RV-011 as well as rock grab results of up to 32.90 g/t Au from a newly identified gold mineralized outcrop 150 m to the south of the Raven structure that was drilled in this program.

The reported intercepts have extended mineralization 160 m down dip and 70 m along strike from historical drilling at Raven. These results paired with the identification of a previously untested gold mineralized structure clearly indicate the significance of the Raven structure and shear zones in general, as exploration targets along the belt. Additional till sampling was completed at the Raven prospect to explore the entire length of the 8 km shear zone to define new targets. The sampling has identified high-grade gold mineralization 150 m south of the main Raven showing along an undrilled structure at the edge of an 8 km long regional shear zone. Seven rock grab samples from outcrop returned results above 10 g/t Au with a peak of 32.9 g/t Au. Gold and arsenic in till now define a coherent 1,400 m by 500 m anomaly at Raven.

Three Bluffs Deposit

The Three Bluffs deposit contains a high-grade resource defined by 525,000 oz at 7.85 g/t gold in the indicated category and 720,000 oz at 7.64 g/t gold in the inferred category. The deposit is characterized by gold mineralization hosted within a folded, silicified, and sulphidized banded iron formation. The anticline that defines the deposit has a strike length of approximately 4km and has been drilled from 150 m to 650 m vertical depth and is open down dip. High-grade mineralization at the deposit is associated with high conductivity responses due to the intense sulphidation of the banded iron formation as evidenced in the hinge zone of the anticline.

Fury Gold's primary target for 2021 at the Three Bluffs deposit was a conductive body that measures 600 m by 200 m at a vertical depth of between 300 m and 500 m. The target is down dip from high grade mineralization within the limbs of the anticline and is offsetting the following intersections: 5 m of 40.6 g/t gold, 5.3 m of 29.03 g/t gold, 11 m of 16.23 g/t gold, 5 m of 15.2 g/t gold, 2 m of 21.81 g/t gold, and 2 m of 19.38 g/t gold. The Company completed a single drill hole that intersected 10.0 m of 13.93 g/t Au, 3.0 m of 18.67 g/t Au and 1.0 m of 23.2 g/t Au. These intercepts are associated with a deformation zone within a meta-sediment unit that is underexplored at Three Bluffs.

Figure 2: Three Bluffs Gold Deposit Long Section Looking North depicting the 2021 drilling results.

2022 and 2023 Committee Bay Project Exploration Program

The Company did not undertake an exploration program in 2022 and 2023 in order to focus all resources on the Quebec programs. However all claims were and are maintained in good standing.

2024 Committee Bay Project Exploration Program

The 2024 exploration program prioritized follow-up and infill sampling of highly anomalous regional gold-in-till samples with unidentified sources. The exploration model focused on regional shear zones proximal to favourable lithologies such as iron formation and ultramafic lithologies.

Three drill targets have now been determined:

1.	Three Bluffs Shear, where drilling in 2021 intercepted 13.93 g/t Au over 10 metres (m) (see news release dated December 1, 2021);

2.	Raven Shear where 7 rock samples have averaged 16.12 g/t gold; and

3.	Burro West where a 300 by 300 m discrete >90th percentile gold in till anomaly has been defined with a peak value of 50 ppb gold.

The program resulted in the collection of 546 infill till samples from two detailed grids, Burro West and Aarluk East, and 69 rock samples from 5 targets.

The 2024 mapping and rock sampling focused on shear zones proximal to and sub-parallel to favourable lithologies for gold mineralization within the Committee Bay Greenstone Belt with samples being collected at Three Bluffs, Raven, Burro, Aarluk East and Aarluk West.

The mapping and rock sampling at Three Bluffs was able to confirm the continuity of the interpreted shear zone that is sub-parallel to the Three Bluffs iron formation to the east of the reported 2021 intercept of 13.93 g/t gold over 10 m from drill hole 21TB152 (see news release dated December 1st, 2021). The reported 2021 intercept was a 120 m step out from the defined high-grade Three Bluffs gold deposit which on its own demonstrates the potential to meaningfully expand the known resource. The mapped continuation of this sub-parallel shear zone to the east trends into an area where there is no historic drilling providing an excellent near deposit drill target.

At Raven rock sampling and mapping has identified a mineralized sub parallel shear zone to the south of the main Raven showing where the average grade from seven rock samples collected is 16.12 g/t gold. The extensions along strike of the Raven south shear zone are obscured by glacial till deposits however, the average grade from outcrop sampling and prevalence of visible gold observed in the limited outcrop are encouraging and warrant drilling.

Infill till sampling at the Burro West target has identified a robust multi point +90th percentile approximately 300 x 300 m gold in till anomaly. The Burro West anomaly is spatially associated with a break in the regional magnetics data which is interpreted as a sheared contact between mafic volcanics and ultramafic lithologies. Additionally, the highest gold value returned from all the 2024 infill till samples is located at the SW corner of the Burro West grid and remains open.

The Aarluk East grid returned several intriguing moderate isolated gold in till anomalies associated with interpreted regional structures that require additional mapping work to potentially advance to the drill ready stage.

2023 Committee Bay resource estimate and technical report

Three Bluffs resource estimations were completed by APEX Geoscience Ltd. (“APEX”) (see the Technical Report on the Committee Bay Project, Nunavut Territory, Canada, dated September 11, 2023, and filed under Fury’s SEDAR+ profile). It supersedes all previous Committee Bay technical reports.

The Company expects to incur approximately $160 in annual mineral claims expenditures in 2025, in order to keep the property in good standing. Payments totalling $157 were made during the year ended December 31, 2024, in respect of these mineral claims.

Éléonore South Project

The following disclosure relating to the Éléonore South project is based on information derived from the technical report summary on the Éléonore South Project entitled “Technical Report on the Éléonore South Project, Quebec, Canada” prepared by Mrs. Valerie Doyon, the Company’s Senior Project Geologist with an effective date of December 31, 2024 (the “Éléonore South Technical Report Summary”), as attached to this Annual Report as Exhibit 15.3. Mrs Doyon is a technically “qualified person” for the purposes of SK-1300. The Éléonore South Technical Report Summary conforms to SEC’s Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations (“S-K 1300”) and Item 601(b)(96) - Technical Report Summary. All information of a scientific or technical nature contained below and provided after the date of the Éléonore South Report has been reviewed and approved by Mrs. Valerie Doyon.

The Éléonore South  Project has been determined to be a material property for the purposes of S-K 1300 effective March 31, 2025.

Property Description and Location

The Éléonore South Project, 100% held and operated by by Fury, is an exploration stage project comprised of 282 claims, totaling 14,760 hectares (ha). Located in 1:50,000 scale NTS map sheets 33B12 and 33C09, approximately 200 km east of the Cree community of Wemindji, 330 km northwest of the town of Chibougamau and 800 km north of Montreal. The property is accessible, year-round, by either the James Bay Highway or Route du Nord and is located 100 km north of Nemaska, serviced by commercial flights twice per week. The centre of the property is located at approximately 75.98 degrees longitude west and 52.58 degrees latitude north.

116 of the claims are subject to an escalating Net Smelter Royalty (NSR) held by Osisko Royalties (Osisko Royalty). The Osisko Royalty is tied to overall production from these claims as well as from the Éléonore Mine property claims held by Newmont Corporation. The royalty amounts to 2% on the first 3 Moz of gold production and tops out at 3.5% after 8 Moz Au production. The royalty increases by 10% for gold prices above US$550/oz Au – again topping out at 3.5%. The remaining 166 claims are free of any royalty.

The Project is located north of the 52nd parallel (52ºN) and as such is subject to the provisions of the James Bay and Northern Quebec Agreement (1975), and the Paix des Braves Agreement (2002). The Project falls within the Eeyou Istchee Territory and straddles the boundary between the Cree Nations of Wemindji and Eastmain, including trap lines held by Angus Mayappo and Roderick Mayappo (tallyman).

The Éléonore South project is located on Category III lands, as established under the James Bay and Northern Quebec Agreement. Category III lands are administered by the province of Quebec, and they do not have any substantial restrictions on mineral exploration. A notice of work must be forwarded to the Wemindji and Eastmain Communities and the tallyman prior to initiating exploration activities. The Project straddles the traditional territories of the Cree Nations of Wemindji and Eastmain (Figure 1) and lies on traplines VC-29, VC-35 and VC-36.

The figure below presents property location and claims comprising the Éléonore South Project:

Legend
Royalty Free Eleonore South Claims
Royalty Bearing Eleonore South Claims
Access Road
Powerlines
Traplines
Eleonore Mine
Cheechoo Deposit
Cree Nation of Wemindji
Cree Nation of Eastmain
Eleonore South
Sources: Esri, HERE, Garmin, USGS, Intermap, INCREMENT P, NRCan, Esri Japan, METI, Esri China (Hong Kong), Esri Korea, Esri (Thailand), NGCC, (c) OpenStreetMap contributors, and the GIS User Community
FURY GOLD MINES LIMITED
Eleonore South Property
James Bay Region, Quebec
N
0 1 2 3 4 5
km
1:75,000
April 20, 2024
415000
420000
425000
430000
435000
440000
5835000
5830000
5825000
5820000

The Éléonore South property is strategically located in an area of prolific gold mineralization within the Eeyou Istchee James Bay gold camp and is locally defined by Newmont’s Éléonore mine and Sirios Resources’ Cheechoo deposit. The property has been explored over the last 12 years by the joint venture focused on the extension of the Cheechoo deposit mineralization within the portion of the Cheechoo Tonalite on the joint venture ground. Approximately 27,000 m of drilling in 172 drill holes, covering only a small proportion of the property at the Moni and JT prospects has been completed. Notable drill intercepts include 53.25 m of 4.22 g/t gold (Au); 6.0 m of 49.50 g/t Au including 1.0 m of 294 g/t Au and 23.8 m of 3.08 g/t Au including 1.5 m of 27.80 g/t Au.

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

During the third quarter of 2022 an orientation biogeochemical sampling survey was completed over a buried fold hinge target interpreted to be hosted within the same sedimentary rock package as Newmont's Éléonore mine. A total of 641 biogeochemical samples were collected. In addition to the biogeochemical orientation survey the Company completed a rock sampling program within the nine discrete gold in soil anomalies identified from the 2021 field work. The nine discrete gold in till anomalies are centered on an east-west structural corridor that separates intrusives to the south and sediments to the north. The importance of this new structural framework is that the newly defined gold in till anomalies are located along deep-rooted structures clearly visible in the geophysical data. Based on the elemental associations observed of gold with arsenic, bismuth and tungsten, in both the historical and infill sampling the most likely style of mineralization to be encountered in the nine targets will be the Cheechoo style observed at the JT and Moni showings.

Access, Climate, Local Resources, Infrastructure and Physiography

The Project is located in the Eeyou Istchee James Bay Territory of Northern Quebec, approximately 200 km east of the Cree community of Wemindji, 330 km northwest of the town of Chibougamau and 800 km north of Montreal (NTS Map sheet 33B12 and 33C09). The Project is 15 km southeast of Newmont Corporation’s Éléonore Mine (Figure 1). The property is accessible, year-round, by either the James Bay Highway or Route du Nord and is located 100 km north of Nemaska, serviced by commercial flights twice per week.

The property is accessible, year-round through a combination of the Billy Diamond (James Bay) Highway, the Route du Nord and Hydro-Quebec’s Sarcelle road. Sirios Resources has constructed a resource access road which leads to the Cheechoo Deposit within the Cheechoo Tonalite along the central east portion of the Property. Éléonore South is located 100 km north of Nemaska, serviced by commercial flights twice per week.

Fury, through its Eastmain subsidiary, maintains a 20-person camp to support exploration activities at the Éléonore South project. The hydroelectric power line that feeds Newmont’s Éléonore Mine transects the Éléonore South property (Figure 1). Newmont’s Éléonore mine complex, including a private airport are located 15 km to the northwest. Necessities such as skilled labour and specialized equipment are sourced from Val-d’Or or Chibougamau. Many services are now available through numerous Cree owned businesses and partnerships in Wemindji, Eastmain and Nemaska.

The property is located within the Canadian Shield and is characterized by many lakes, swamps, rivers, and low-lying terrain. The Property is bordered to the west by the Opinaca Reservoir. The Gipouloux River flows westward through the northern portion of the Property. The Éléonore South project is located in the boreal forest where forest fires are common. Vegetation is typical of taiga, including areas dominated by sparse black spruce, birch, and poplar forests, in addition to large areas of peat bog devoid of trees.

Overburden is typically 3 to 4 m thick, with the exception of isolated areas where overburden thickness can reach 20 m. Numerous glacial eskers often reaching tens of km in length can be seen of satellite images.

Rock outcrops are sparse due to the abundance of quaternary deposits and swamps. The topography of the area is subdued and characterized dominantly by lowlands, with few hills that attain elevations up to 300 m above sea level.

Geology, Mineralization and Deposit Types

The Éléonore South property is in the northeastern part of the Archean Superior Province (4.3-2.6 Ga; Percival et al., 2012), in a region comprising both the La Grande and Opinaca Subprovinces. Both subprovinces were largely constructed and metamorphosed during a series of micro-continent collisions formerly known as the “Kenoran Orogeny” (ca. 2,720-2,660 Ma; Card, 1990; Percival et al., 2012). The property is entirely enclosed in the southwestern part of the La Grande Subprovince known as the Eastmain River domain at proximity of the boundary with the Opinaca Subprovince. This proximity with the Opinaca boundary is considered highly prospective for various types of gold mineralization along both north and south portions of the contact exemplified by the Éléonore and Eastmain mines, and several exploration projects such as Corvet Est, Poste Lemoyne and La Grande Sud.

The Éléonore South property is characterized by the widespread presence of metasedimentary rocks and felsic intrusions. The northern part of the main block consists almost exclusively of the LGSP Low Formation (which has in the past been attributed to the OPSP). The Low Formation comprises essentially variably recrystallized tubiditic biotite meta-wacke along with minor aluminous porphyroblasts bearing meta-pelite bands, conglomerates and iron formations. Its deposition is poorly constrained due to a complex history resulting in apparently conflicting dates. The Ell Lake diorite (2,706±2 Ma, Fontaine et al., 2017) intrudes the sediments, setting a local minimum age for consolidation, while sedimentation is locally thought to have kept going well after 2,700 Ma (Bandyayera et al., 2010; Ravenelle, 2013). However, some parts were deposited as early as shortly after 2,714 Ma. (Bandyayera et al., 2010) The sediments were therefore likely deposited in a tectonically active basin with magma intruding barely consolidated sedimentary rocks, while some parts were still sedimenting. Proximity and similarity in composition and chronology suggest that the Low Formation could represent a more proximal lower grade extension of the Laguiche basin (OPSP).

Two distinct styles of mineralization have been identified to date; structurally controlled quartz veins hosted within sedimentary rocks similar to the high-grade mineralization observed at the Éléonore Mine; and intrusion-related disseminated gold mineralization similar to that seen at the low-grade bulk tonnage Cheechoo deposit with higher grade potential as seen at the JT and Moni Prospects on the project.

History

Regional exploration work was undertaken in the 1970s to evaluate the mineral economic potential of the area in anticipation of the flooding· resulting from the construction of the James Bay hydroelectric projects. Lake bottom sediment and geophysical surveys were conducted as well as regional geological mapping. Systematic and focused exploration work on the property started in 2005.

1970

In 1970’s, Société de Développement de la Baie James (SDBJ) did an evaluation of the mineral endowment of the area in anticipation of the flooding that was planned with the building of the James Bay hydroelectric projects (GM 34000, 34001, 34002 and 38167).

1976

In 1976 Quebec Government (MRNF) carried out a geological compilation of the James Bay area (DP 358 - Dube & al.,1976).

1977

In 1977 Quebec Government (MRNF) carried out a geological mapping covering the western part of the NTS 32/C09 (DPV 446 - Remick, 1976).

1999

In 1999 Quebec Government (MRNF) carried out a geological reconnaissance which covered the eastern part of the NTS 33/B12 (Simard & Gosselin, 1999).

2002

In 2002 Quebec Government (MRNF) worked on a geological synthesis report by Moukshil et al., 2002 - ET2002-06.

2003

In 2003, Azimut Exploration Inc. acquires by map designation the Opinaca C Property. The property counts 99 claims, (news release from 2003, November 24th).

2004

In 2004, Viriginia Gold mines discovered the Roberto gold deposit located 15 km north and adjacent to the Eastmain's Éléonore South Property (Robinson & Tolhurst, 2011).

Following the discovery of Roberto deposits, Azimut Exploration Inc. increases its holding near the area of Éléonore discovery and add 67 map designated claims to Opinaca C property. The property totalized at this time 166 conjugate claims owns at 100% by Azimut (news release from 2004 November 22nd).

2005

In March 2005, Azimut Exploration Inc. and Eastmain Resources Inc. signed an agreement for the Opinaca C property (news release from 2005, March 30th). Eastmain could acquire a 50% interest from Azimut Exploration during a 5-year period for certain payments of cash and shares.

In the summer of 2005, Eastmain Resources contracted Geotech Limited to carried out a helicopter-borne geophysical survey. It included a time domain electromagnetic and magnetic survey. A total of 1021-line km were flown on a 100 m spacing. Several EM anomaly groupings were identified (GM 62241).

Groundwork was conducted by Eastmain Resources for 2005 summer. A geochemical soil survey was completed over the entire property on a 100 m by 500 m grid alongside a prospecting and reconnaissance mapping survey. A total of 2118 soil samples (B-horizon) were collected and confirmed a large gold arsenic anomaly. A total of 202 rocks samples were collected and selected grab samples assayed up to 3390 ppb gold and 4170 ppm arsenic. The prospecting/mapping work confirmed underlying rock and alteration (aluminosilicate) are comparable to Roberto Gold Deposit (GM 62732).

2006

In March 2006, an interpretation of the airborne geophysical surveys flown by Geotech in 2005 was done by Eastmain. A total of 6 areas of interest were identified from the electromagnetic data (GM 62242).

In April 2006, Azimut, Goldcorp and Eastmain sign a Three-Way Joint Venture agreement to merge the 166 claims from Opinaca C block (azimuth and Eastmain) to 116 additional claims (Goldcorp) located north and west of the property. This new merged will become the Éléonore South property and count 282 claims in total split in two blocs (the main block with 248 claims and the west block with 34 claims). Eastmain was appointed the Project operator. Eastmain had the option to earn 33% of the property by funding certain exploration work.

In summer/fall 2006, Eastmain continue to work on the Éléonore South property, and 318.8-line km of grid was cut over 40% of the property. The grid line was completed with a north-south orientation at 200 m spacing and 50 m station. A regional geochemistry soil sampling (O, A and B-horizon) was executed and a total of 8639 samples were harvested and 688 samples from 2005 survey were re-assayed to obtain more precise multi-element values. Several km-size multi-element (Au-As-Sb) Roberto-type geochemical anomalies were detected. A geological mapping and prospecting survey were completed at 200 m line intervals. A total of 675 rock samples were collected from outcrops and boulders. From this number, 11 outcrops assayed between 100 to 1,915 ppb and 9 boulders assayed between 100 to 4,750 ppb. Details mapping and trenching were carried out to follow-up on 7 anomaly areas from 2005 campaign and geophysical survey. A total of 19 trenches were excavated totalizing 3,580 linear m and 380 rock samples were collected (331 grabs and 49 of 1 m intervals channel samples). Several trenches (9) assayed at least one value between 100 to 12,950 ppb. The best value was found in trench 1A (2,090 ppb gold with and > 10,000 ppm arsenic) and in trench 1E (one grab of 12,950 ppb gold and 527 ppm arsenic and a channel composite of 1.4 g/t Au across 16 m). Trench 1A is associated with the WB showing and trench 1E is associated with the JT Prospect (GM 63371).

Eastmain contracted Geotech Limited to carried out a helicopter-borne geophysical survey on the new claims added to the property. It included a time domain electromagnetic and magnetic survey. A total of 814.6-line km were flown on a 100 m spacing. Several EM anomaly groupings were identified (GM 63373).

2007

In 2007, Eastmain Resources contracted Abitibi Geophysics to complete a resistivity/induced polarization survey. A total of 267-line km was surveyed over the central area of the main grid and over JT Prospect. A gradient IP survey and a dipole-dipole configuration was carried out. The resistivity signature showed two distinctive resistivity unit split by a very conductive lineament interpreted as a major shear zone corridor (GM 64031).

A 9.2-line km grid was cut over JT to facilitate the IP survey. A mapping and prospecting survey was carried out on the property. The goal was to complete the regional mapping, to visit the previous gold and arsenic soil anomalies and the preliminary IP conductors. A total of 387 grabs were assayed and 10 samples return values between 30 and 1,130 ppb gold. Trenches was excavated to investigate firstly the JT Prospect and then to investigate geochemical, geophysical and geological target across the property. Several trenches were excavated for a total of 5,074-line-m split in 28 trenches and 3,391 channel samples. Visible gold was identified first the first time at JT (trench 1E) and some of the best channel composite graded 10.98 g/t over 3.0 m and 15.73 g/t over 2.0 m, 20.0 g/t over 2.0 m. Trench 1A (WB showing) return 7,950 ppb Au over 1.0 m (GM 64030).

Eastmain contracted L.E. Reed Geophysical Consultant Inc to interpret the VTEM and mag survey done on the property in the year 2005 and 2006. The interpretation confirms the existence of several conductor with some associated to mag anomalies (GM 64032).

Eastmain contracted Mehmet F. Taner to conduct a petrographic and mineralogical study. A total of 18 grab samples were analyzed under the microscope. The study confirmed the presence of alumino silicate as alteration in the metasediment. A brief look at the metamorphism mineralogy indicates an upper greenschist to amphibolite metamorphic grade on the property. No gold was found in the thin section and the assays return all below detection limit for those grab samples (GM 64033).

2008

In 2008, Eastmain began a drilling campaign on the Éléonore South property. A total of 3,129 m of drilling were done in 16 drill holes. From this number, 1,275 m were completed on the JT Prospect and 1,854 m were complete on other anomalies. A total of 2,750 core samples were collected and assayed for gold. Holes ES08-09 to ES08-13 drilled the JT Prospect and all intercepted gold value. Several assays return between 500 to 18,400 ppb gold. Holes ES08-15 and ES08-16 were drilled 4 km southeast of JT and tested anomalous rocks trenched and return few values between 550 to 4,980 pbb (GM 64367).

In 2008, Goldcorp mandated Inlandsis Consultant s.e.n.c. to carried a till survey to cover the whole Éléonore Property and part of the Éléonore South Property. Samples were collected at 100 m to 200 m spacing along lines distributed at every 1 km to 1.5 km. A total of 32 samples were collected on the north-west side of the property. Several anomalies of more than 0.1 ppm gold were identified (GM 65193).

2009

In 2009, Eastmain drilled a total of 3,697 m on the Éléonore South property split in 14 drill holes. Drilling was divided in 3 parts focusing on JT and WB showing and on regional geological, geophysical and geochemical anomalies. Multiple broad zones of anomalous gold and arsenic were intersected, and one composite calculated 0.54 g/t over 14 m gold. Total of 28 assayed intervals return more than 1 g/t gold with 2 samples over 9 g/t gold. Drilling on the WB showing confirm the continuation of the mineralization and one composite return 0.37 g/t over 24 m of gold. Two drill holes tested regional anomalies. One of the holes drilled at 2.5 km southeast of JT return a composite value of 0.93 g/t over 4 m with a peak value of 1.64 g/t over 1 m gold. During fall, Eastmain also completed a mapping and prospecting survey. A total of 64 grabs were collected and 2 samples return assays over 500 ppb (GM 65239).

2010

In 2010, Eastmain drilled a total of 3,622 m on the Éléonore South property split in 17 drill holes. Drilling was divided in 3 parts focusing on JT and WB showing and on regional geological, geophysical and geochemical anomalies. Drilling on JT intersected 15 intervals which contain greater than 1.0 g/t, with a maximum of 3.81 g/t gold. The JT Prospect remain open to the west, south and north. One hole was testing the south extension of the WB showing. Hole return one value of 0.79 g/t over 1.0 m. Three holes from the regional targeting located approximatively at 2.5 km and 4.5 km southeast of JT return value up to 2.41 g/t gold. A total of 90 grabs were collected during a mapping and prospecting campaign. Best value from the prospection survey returns 61 ppb gold (GM 65891).

2012

In the summer of 2012, Eastmain contracted Eagle Mapping from Coquitlam, British Columbia to conduct an aerial Light Detection and Ranging (LiDAR) survey over the Éléonore South property. The survey permits to delineate some structure to be tested in the future (GM 68093).

2016

In 2016, Azimut Exploration Inc. performed a prospection program to test several previously uncovered geochemical soil anomalies. Prospecting focused on the soil anomalies localized in the northern sector of the property and on the southeast side of JT just south of the Cheechoo discovery. A total of 448 samples were collected including 432 grabs samples from outcrops and boulders and 16 channel samples. Results return 48 samples with values over 1.0 g/t (grabs and channel). A total of 12 grab samples returned values between 11.65 to 247.0 g/t. The best channel composite return results of 19.22 g/t Au over 3.8 m, 7.85 g/t Au over 3.4 m, 49.18 g/t Au over 4.0 m and 50.37 g/t Au over 3.50m Gold is found in pegmatite and tonalite rocks and all the gold value but one were found east of the JT Prospect identified as the Moni Prospect (GM 71311).

In fall 2016, Azimut conducted a first phase drilling campaign and 2,509.6 m was drilled split in 12 holes. Drill holes were mostly targeting the Moni Prospect and the Cheechoo extension all return value values over 0.5 g/t with 10 assays over 2.5 g/t gold. Some of the calculated composites give value of 8.88 g/t gold over 2.5m, 0.83 g/t gold over 12.0 m, 5.0 g/t gold over 4.0 m and 0.76 g/t gold over 21.58 m. Two drill holes were targeting a linear high mag anomaly, and one assay return 0.1 g/t gold (GM 71346).

2017

In 2017, Azimut carried out a drilling program (second phase) contemporary to a prospecting and mapping survey. Phase 2 drilling program consists of 32 drill holes totalizing 7,176.2 m. Drill targets were selected from coincident geochemical and geophysical anomalies in the vicinity of the Cheechoo extension and Moni Prospect. All drill holes but 2 return gold values over 0.5 g/t and the best assay up to 68.8 g/t gold. Some of the best calculated composites give value of 4.74 g/t gold over 6.0 m and 3.75 g/t gold over 23.25 m (GM 71346).

In 2017, Azimut carried out a prospection survey and a total of 458 surface samples were collected and comprises 313 grabs samples, 82 channels on 17 trenches and 63 soil samples. The exploration program focused on the soil anomalies localized in the northern sector of the property and on the southeast side of JT just south of the Cheechoo discovery (on Moni Prospect and Cheechoo extension). The exploration program confirmed the presence of gold in many areas of the property. The best gold results returned 96.6 g/t Au over 1.0m from the Moni Prospect in a quartz-feldspar vein / Tonalite (channel R16) and 1,500 g/t Au from the Trench prospect from an angular boulder of quartz-feldspar±biotite and pegmatitic vein with native gold. The Trench prospect is situated just southwest of the Moni Prospect (GM 71972).

2018

In winter 2018, Azimut drilled 30 holes (28 new holes and 2 extension holes) for a total drilled of 5,448.6 m. Drill targets were collared on coincident geochemical and geophysical anomalies and based on the results from the 2017 prospection campaign. A total of 3,940 core samples were assayed for gold. Drilling campaign focused on the southwestern extension of the Cheechoo discovery, the Moni Prospect discovered in the Summer 2016 campaign, the Trench Prospect Iocated southwest of the Moni Prospect and an elongated E-W trending magnetic high to the south. Drilling from the southwestern Cheechoo extension return 32 values over 1.0 g/t. The best calculated composite in the tonalite assayed value of 2.02 g/t over 4.4 m, 2.50 g/t over 3.05 m and 2.44 g/t over 7.10 m. Drilling on the Moni Prospect return 100 values over 1.0 g/t. Some of the best intersect were obtained in the tonalite with calculated composite of 13.58 g/t over 2.5 m, 8.46 g/t over 8.4 m and 2.58 g/t over 7.8 m (GM 71647).

In the summer of 2018, Eastmain Resources Inc. carried out a stripping program to extend the exposure of the Moni Prospect and to expose the under explored west-south-west extension of Moni. A total of 9 trenches were dug and 2,352 m2 of rock were exposed and 225 samples were collected. Only 5 trenches on 9 were sampled due to lack of pegmatite dykes in some trenches. A total of 23 samples graded over 0.1 g/t gold and 2 graded over 1.0 g/t gold. Those 2 samples are found in trench TRES18-01 at the Moni Extension and return value of 2.18 g/t gold over 0.9 m and 2.5 g/t gold over 1.0 m (GM 73120).

In fall 2018, Eastmain conducted a first phase of drilling. A total of 7,216.4 m was drilled split in 27 holes. All drill holes return values over 0.1 g/t gold and 26 of them return value over 0.5 g/t gold. The campaign tested the JT Prospect with 4 holes and the others tested the Cheechoo southeast extension. In JT, the hole ES18-140 return one value of 28.3 g/t gold over 0.5 m in wacke and the hole ES18-141 return the best composite calculated of 0.64 g/t over 6.9 m. The Cheechoo Southeast Extension return value up to 84.0 g/t gold over 1.0 m and some of the best calculated composite return 3.8 g/t gold over 3.9 m, 3.5 g/t gold over 3.5 m and 22.4 g/t gold over 4.0 m (GM 73121).

In 2018, Les Mines Opinacas mandated Ios Services Géoscientifiques to carried a till survey to cover between the 2008 lines to evaluate the mineral potential in the Roberto deposit neighbourhood. Samples were collected at 200 m to 250 m spacing along lines distributed at every 1 km to 1.5 km. A total of 27 samples were collected on the north-west side of the property and 6 in the north-north-west side of the property. Gold grains count varied from 4 to 16 in the north-north-west side of the property and varied from 17 to 66 in the north-west side of the property both on normalized on 10 kg samples (GM 71452).

2019

In winter 2019, Eastmain conducted a second phase of drilling. A total of 4,708.5 m was drilled split in 14 holes and hole extension. The drilling campaign was achieved on the Cheechoo southeastern extension. All drill hole return value over 0.1 g/t gold and best assay graded 63.2 g/t gold on 1.0 m. Some of the best calculated composite return 8.7 g/t gold over 8.2 m and 12.7 g/t gold over 3.5 m (GM 73121).

In summer 2019, Eastmain carried out a field work survey with mapping, rock sampling, soil sampling and channel sampling. No excavator was available on-site in 2019. Chennel sampling was executed on 2018 trenches and on outcrops. The objective of the campaign was to identify new prospective areas for further work. In total, 1,299 rock samples, 130 channel samples and 1,744 A-B-C-horizon soil samples were collected. The soil samples were collected every 50 m with an interline spacing of 400 m and were then analyzed by XRF at the Eastmain Éléonore South coreshack. The XRF study permit to identified 5 geochemical signature and a new geological map was interpreted. A total of 9 rocks sample return values between 0.114 and 0.828 ppm gold. Sample are found in the extreme north, West, and south-west of the property and south of the Cheechoo tonalite. Mapping on the property permit to recognize several geological units as felsic intrusion, sediments and mafic volcanic. The channel sampling was done in the Moni trend to follow-up on 2018 anomalies. In total 57 samples return values over 0.1 g/t and 6 return value over a 1 g/t. The best values are associated with the Bill zone and the 101 zone and vary between 1.285 and 5.426 g/t (GM 73381).

At total of 37,816 m of drilling in 164 drill holes has been completed on the Property. Drilling has largely focussed on the Moni - JT trend and successfully defined two zones, 2,000 m x 750 m at Moni and 1,200 m x 500 m at JT, of lower-grade intrusion related gold mineralization similar to that of the Cheechoo gold deposit. The Moni trend comprises the Cheechoo Southwest Extension and JT Prospect comprises the WB Prospect. Within the lower-grade gold mineralization halo, there are a series of structurally controlled quartz vein stockworks which host significantly higher grades of gold.

Sampling, Analyses and Data Verification

Method of analysis varied since the beginning of the project. QC protocols were established in 2008 and carried through with minor refinements through the current drilling program.

Quality Control (QC) samples were introduced into the sample stream at a rate of 4% for both blank samples and CRM samples. Fury increases this rate to 5% and add field duplicates in the form of quarter sawn core samples introduced into the sample stream at a rate of 1 in 50 samples.

Core recovery is generally very good to excellent, allowing for representative samples to be taken and accurate analyses to be performed. Half-core samples, 0.5 m to 1.5 m long, were taken. The core was sampled along the entire length of each hole. Samples intervals were recorded with red grease pencil on the drill core during logging. Each sample was assigned a laboratory sample number for analytical purposes.

The sample is split along the cutting line and starting and stopping at the marked red arrows on the core. Place one half of the core in the bag and place the other half back in the core box with the cut face upwards. He/she is to place the sample end pieces (the core marked with red arrows) cut face side up, with the arrows pointing in the appropriate direction.

Samples with native gold were identified. This was to make sure the core cutting blade was cleaned before and after each of these mineralized samples by cutting through a concrete block.

Split core samples were placed in fiber rice bags in batches and labelled for shipment to ALS laboratories (ISO/IEC 17025:2017 and ISO 9001:2015 accredited facility) for preparation and analysis. These sacks were sealed with cable ties and fiber tape and shipped by commercial transport companies directly to the lab. A control file, the laboratory sample dispatch form, includes the sample-bag numbers in each shipment. The laboratory sample dispatch form accompanies the sample shipment and is used to control and monitor the shipment. The lab sends a confirmation email with detail of samples received upon delivery.

In the opinion of The Author, the logging, sampling, assaying, and chain of custody protocols practiced through the history of the Project meet or exceed industry standards. The drill programs have been configured and carried out in a manner that is appropriate for the geometry of the known mineralization. Drill holes are oriented perpendicular to strike and aimed to intersect the zones at an angle generally greater than 45°. As such, the samples should be representative of the mineralization as it is presently known.

The Author has reviewed the QC reports and files, as well as the laboratory procedures undertaken and conclude that the QC program for the Project is sufficient to support the current level of exploration. QC sample failures were dealt with on a case-by-case basis and were documented with commentary in the Dispatch Returns table within the database.

The Author has been involved in all exploration programs on the Project since 2020 and was last on-site August 2024.

Comprehensive data verification was performed by Fury Gold Mines. These included checks against original data sources, standard database checks such as from/to errors and basic visual checks for discrepancies with respect to topography and drillhole deviations.

The Author has been personally involved in the integration and merging of the historical drill data into the current database. This work included relogging of historical holes to provide consistency of logging codes across all generations of drilling, as well as spot checks of drill core versus drill logs to verify the geologic model. During this process sample intervals were verified. Lastly, the assay database was compared to original assay certificates. No errors were found within the geologic or assay databases.

Mineral Processing and Metallurgical Testing

There has been no metallurgical testing completed on the Éléonore South project.

Mineral Resource Estimates

There are no Mineral Resource Estimates for the Éléonore South Project.

2024 Éléonore South Exploration Program

Biochemical Sampling

A biogeochemical sampling survey designed to target an interpreted fold nose within the Low Formation sediments in an area where conventional soil or till sampling was not possible due to the ground conditions was completed in the summer of 2024. The targeted area exhibited similar geological, geophysical, and structural characteristics to those present at the nearby Éléonore Mine. Six priority drill targets across over 3 km of prospective folded sedimentary stratigraphy have been identified. These six targets encompass multi point gold anomalies above the 90th percentile of the data and correlate with moderate pathfinder elemental anomalies, most notably arsenic which is associated with gold mineralization at the Éléonore Mine.

Drilling

In winter 2024, Fury carried out a drilling campaign to focus on Moni Trend structural corridors and following up on previous drill intercepts of 53.25 m of 4.22 g/t Au; 6.2 m of 14.7 g/t Au and 23.8 m of 3.08 g/t Au (figure 6). In total, 2,331 m of were drilled in 7 holes. A total of 1,704 core samples were sent to the lab to be tested for gold. The drilling campaign work area was 2,500 m east-west by 800 m north-south. Most holes were drilled at 320 degrees azimuth and one at 140 degrees and one through north. All holes dip at -50 degrees.

The holes intersected broad gold zone with local gold peak value. The hole 24ES-161 intersected 0.44 g/t gold over 137.5 m (Table 13) including 9.7 g/t over 1.5 and 8.33 g/t gold over 8.33 g/t (Table 14). The hole 24ES-162 intersected 0.5 g/t gold over 115.5 m.

The 2024 Fury drilling campaign show the continuity at depth of the mineralized zone in the Cheechoo Tonalite.

Conclusion

The Éléonore South project is an early-stage exploration project with limited previous drilling and sampling completed. The drilling completed to date has confirmed the presence of a Reduced Intrusion Related Gold System (RIRGS) within the southern portion of the Cheechoo Tonalite. Additionally, surface work completed by Fury has identified several gold in soil anomalies and biogeochemical anomalies which all require additional follow up work.

Recommendations

Future exploration efforts should focus on the high-grade gold potential of the Cheechoo tonalite while also continuing to advance the identified gold in soil and biogeochemical anomalies to the drill ready stage. The recommended Phase 1 work program consists of a 5,000 – 6,000 m drilling program targeting the robust Eleonore style gold targets identified through the biogeochemical sampling program. The Phase 1 program is estimated to cost approximately $3.1 million, shown in below table.

The Phase 2 exploration program will be drill intensive. An additional 10,000 – 20,000 m of diamond and reverse circulation drilling should be completed to follow up on the results from the phase 1 program as well as within the Cheechoo Tonalite to determine if sufficient continuity of gold mineralization is present to prepare a maiden mineral resource estimate. The Phase 2 program is estimated to cost between $7.5 and $10 million, as shown below. Readers are cautioned that Fury may not carry out all or even a portion of these recommendations as they re financing and success contingent.

Phase 1

Type	Details	Cost Estimate (C$)
Labour	Staff Wages, Technical and Support Contractors	500,000
Assaying	Sampling and Analytical	400,000
Drilling	Diamond Drilling (5,000m at $150/m)	750,000
Land Management	Consultants. Assessment Filing, Claim maintenance	5,000
Community Relations	Community Tours, Outreach	10,000
Information Technology	Remote site communications and IT	5,000
Safety	Equipment, Training and Supplies	5,000
Expediting	Expediting	7,500
Camp Costs	Equipment, Maintenance, Food, Supplies	200,000
Freight and Transportation	Freight, Travel, Helicopter	600,000
Fuel		250,000
General and Administration		100,000
Sub-total		2,873,500
Contingency (10%)		287,350
Total		3,121,250

Phase 2

Type	Details	Cost Estimate (C$)
Labour	Staff Wages, Technical and Support Contractors	1,250,000
Drilling	Diamond Drilling (10,000 - 20,000m)	2,000,000
Assaying	Sampling and Analytical	1,000,000
Community Relations	Community Tours, Outreach	25,000
Information Technology	Remote site communications and IT	10,000
Safety	Equipment, Training and Supplies	125,000
Expediting	Expediting	150,000
Camp Costs	Equipment, Maintenance, Food, Supplies	550,000
Freight and Transportation	Fright, Travel, Helicopter	1,500,000
Fuel		600,000
General and Administration		250,000
Sub-total		7,460,000
Contingency (10%)		746,500
Total		8,206,000

The Company expects to incur approximately $35,000 annually in project maintenance costs, including certain mineral claims payments, in order to keep the properties in good standing in 2025.

Item 4A — Unresolved Staff Comments

Not Applicable

Item 5 — Operating and Financial Review and Prospects

This section of the Annual Report will discuss the factors that have influenced the Company’s financial results and condition for the last three years. This section is supplemental to and should be read in conjunction with our Consolidated Annual Financial Statements and other financial information within this document. All $ amounts under Item 5 is expressed in thousands of Canadian Dollars.

A.	Operating results

Below is selected information from the Consolidated Annual Financial Statements for the five years ended December 31, 2024:

As at and for the year ended December 31:	2024	2023	2022
Revenue	$-	$-	$-
Net loss (earnings)	108,138	17,213	(24,908)
Net comprehensive loss (earnings)	108,141	17,219	(24,905)
Basic and diluted loss (earnings) per share	0.73	0.12	(0.18)
Cash	4,912	7,313	10,309
Restricted cash	144	144	144
Marketable securities	2,358	1,166	582
Other investments	2,063	-	-
Other assets	979	1,665	1,944
Mineral property interests	45,200	142,639	145,190
Investments in associates	29,456	36,248	42,430
Current liabilities	1,864	1,732	1,308
Non-current liabilities	5,045	4,569	4,498
Working capital surplus (deficit)(1)	8,045	7,713	10,554
Accumulated deficit	257,192	149,054	131,841
Cash used in operating activities	(8,073)	(13,060)	(14,012)
Cash provided by investing activities	1,395	2,446	10,435
Cash provided by financing activities	4,277	7,624	10,629

(1) defined as total current assets less total current liabilities

(2) for a detailed breakdown by quarter for the two-year period ended December 31, 2024, see the Company’s Annual MD&A prepared under Canadian securities laws and included in the Company’s Form 6-K filing on March 31, 2025.

Discussion comparing the results for the year ended December 31, 2024, to the year ended December 31, 2023 and 2022:

During the year ended December 31, 2024, the Company reported a total net loss of $108,138 and loss per share of $0.73 compared to a total net loss of $17,213 and loss per share of $0.12 for the year ended December 31, 2023, and total net earnings of $24,908 and earnings per share of $0.18 for the year ended December 31, 2022.

The significant increase in net loss for 2024 was primarily due to a single mineral project impairment charge of $100,873 assessed on the Company’s mineral properties interests. Based on the Company’s assessment with respect to possible indicators of impairment, the Company concluded that as at December 31, 2024 impairment indicators exist and based on the impairment analysis performed, in conjunction with a review of a third-party’s report an impairment on its Eau Claire project of $89,263 and Committee Bay project of $11,610 was recorded. Additionally, other significant changes were as follows:

Operating expenses:

●

Exploration and evaluation costs decreased from $9,217 for the year ended December 31, 2022, compared to $9,311 for the year ended December 31, 2023, and $5,512 for the year ended December 31, 2024, The decrease resulted from a break between programs in 2024, after the initial Elenore South drill program that commenced in March wrapped up; the program at Eau Claire only started during the last part of June and concluded mid-August. In comparison, during 2023, the program started at the end of March, but had to shut down during most of June due to the wildfires but was still active until the end of 2023;

●

Fees, salaries, and other employment benefits decreased to $2,202 for the year ended December 31, 2024, compared to $2,630 for the year ended December 31, 2023, and $3,199 for the year ended December 31, 2022, primarily due to a combination of lower share-based compensation and a decrease in headcount in 2024; and

●

Insurance expense decreased from $728 for the year ended December 31, 2022, to $646 for the year ended December 31, 2023, to $522 for the year ended December 31, 2024, primarily due to negotiated fees that resulted in overall lower insurance premiums.

Other expenses (income), net:

●

An impairment expense of $5,506 for the year ended December 31, 2022, arose from the sale of the 17 million common shares of Dolly Varden. There was no similar transaction in the year ended December 31, 2023, while $100,873 impairment expense for the year ended December 31, 2024, arose from the assessment of the Company’s mineral property interests;

●

Net loss from associates decreased to $3,858 for the year ended December 31, 2024, compared to $6,182 for the year ended December 31, 2023, and $5,880 for the year ended December 31, 2022, primarily due to Dolly Varden's net loss significantly decreasing from the prior year. In addition, the Company’s decreased ownership of Dolly Varden compared to 2023 and 2022 also lowered the attributed loss portion;

●	Gain on investments of $4,109 for the year ended December 31, 2024, was a result of the Company’s disposition of Dolly Varden shares in the current year, combined with the dilution gain, whereas there was no comparable transaction in the prior years;

●

Net gain from marketable securities for the year ended December 31, 2024, compared to net loss from marketable securities in 2023 and 2022 was due to an increase in fair value of securities held in 2024 compared to the fair value of securities held that plummeted in 2023; and

●

Amortization of flow-through share premium of $1,621 for the year ended December 31, 2024, compared to $3,345 for the year ended December 31, 2023, and $3,124 for the year ended December 31, 2022, reflected the smaller program at Eau Claire and Eleonor South in 2024 compared to prior years.

B.	Liquidity and capital resources

Cash flows for the year ended December 31, 2024, compared to the year ended December 31, 2023 and 2022:

During the year ended December 31, 2024, the Company used cash of $8,073 in operating activities compared to $13,060 in 2023 and $14,012 in 2022. The cash outflow for 2024 was lower primarily due to lower exploration activities and lower employee costs compared to 2023 and 2022.

During the year ended December 31, 2024, the Company generated cash from investing activities of $1,394, representing mainly the acquisition of mineral interests, marketable securities, and other investments, setting off by proceeds from the sale of some Dolly Varden shares. During the year ended December 31, 2023, the Company generated cash from investing activities of $2,446, primarily representing option payment received, interest income, and proceeds from the sale of marketable securities. During the year ended December 31, 2022, the Company generated cash from investing activities of $10,435, primarily arising from the sale of the Dolly Varden shares in October 2022 and the net cash proceeds of $4,479 from the Dolly Varden Transaction in February 2022, offset in part by the acquisition cost of the additional ESJV interest.

For the year ended December 31, 2024, cash provided by financing activities of $4,278 primarily represented the net proceeds received in respect of the June 2024 financing. For the year ended December 31, 2023, cash provided by financing activities of $7,624 primarily represented the net proceeds received in respect of the March 2023 financing. For the year ended December 31, 2022, cash provided by financing activities of $10,629 primarily represented the net proceeds received in respect of the April 2022 financing.

Capital resources

The Company proactively manages its capital resources and makes adjustments in light of changes in the economic environment and the risk characteristics of the Company’s assets. To effectively manage its capital requirements, the Company has in place a budgeting and cash management process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its current project plans and achieve its growth objectives. The Company ensures that there is sufficient liquidity available to meet its short-term business requirements, including contractual commitments, taking into account its anticipated cash outflows from exploration activities and its holdings of cash and marketable securities. The Company monitors and adjusts, when required, these exploration programs as well as corporate administrative costs to ensure that adequate levels of working capital are maintained.

As at the date of this Annual Report, the Company expects its existing capital resources to support certain planned activities for the next 12 months at the Eau Claire and Éléonore South projects and short-term contractual commitments. The Company’s ability to undertake further project expansionary plans is dependent upon the Company’s ability to obtain adequate financing in the future. While the Company has been successful at raising capital in the past, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

June 2024 financing

In June 2024 the Company issued 5,320,000 flow-through shares for gross proceeds of $5,001 (“June 2024 Offering”). Share issue costs related to the June 2024 Offering totaled $533, which included $300 in commissions and $233 in other issuance costs. The proceeds of the June 2024 Offering have been used for the Company’s exploration program in Quebec.

March 2023 financing

On March 23, 2023, the Company completed a bought deal private placement financing. At the close of the financing, the Company issued 6,076,500 flow-through shares of the Company for total gross proceeds to the Company of $8,750. The proceeds of the financing have been used to advance the Company’s exploration projects in Quebec. Share issue costs totaled $912.

April 2022 financing

On April 14, 2022, the Company completed a non-brokered private placement with two investors comprised of a Canadian corporate strategic investor and a US institutional investor, for a Private Placement of 13.75 million common shares of the Company at a price of $0.80 per share for gross proceeds of $11,000. Proceeds from the Private Placement have been used to fund continued exploration at the Company’s Eau Claire project in Quebec. Share issue costs totaled $136.

Contractual Commitments

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and commitments as at December 31, 2024, shown in contractual undiscounted cashflows:

	Within 1 year	2 to 3 years	Over 3 years	At December 31 2024
Accounts payable and accrued liabilities	$855	$-	$-	$855
Quebec flow-through expenditure requirements	944	-	-	944
Undiscounted lease payments	65	-	-	65
Total	$1,864	$-	$-	$1,864

Additionally, to maintain the Company’s properties in good standing order, the Company is required to make certain mineral claims payments on an annual or bi-annual basis. The Company estimates that $361 of payments arising on mineral claims and leases will be payable during the year ended December 31, 2025.

In addition, the Company is committed to certain office rental expense in respect of shared head office premises as noted in Item 7(B).

Planned Exploration Activities

The company is still in the process of finalizing its final 2025 exploration programs while completing its first program at Eleonor South in the first half of 2025. An initial 2,000 meters drill program at its Éléonore South gold project was announced on March 20, 2024, in addition to the biogeochemical sampling program scheduled for early Summer. The following work has been budgeted for the next 12 months:

Exploration Program		Projected Cost
Éléonore South:
●	Exploration Program: completion of a 4,000m – 6,000m drill program targeting an interpreted fold nose within the Low Formation sediments at Éléonore South.	2,500
●	Objective: Maiden drill program to test 6 priority geochemical targets to determine their potential to host significant gold mineralization while continuing to advance other targets and prospects to the drill stage.

As at December 31, 2024, the Company had working capital surplus of approximately $8 million, which the Company defines as total current assets less total current liabilities including a cash balance of $4.9 million (which excludes $0.1 million of restricted cash). As of the date of this MD&A, the Company's working capital is estimated to have declined by approximately $2 million since December 31, 2024, to pay for general corporate costs. The Company does not include its shares in Dolly Varden (current market value $53 million) in working capital because it accounts for these shares as an affiliated entity. The Dolly Varden shares listed on a recognize stock exchange are eligible for resale and there is a reasonably liquid market for them.

Revision of Prior Period Interim Financial Statements

In preparing the consolidated financial statements for the year ended December 31, 2024, the Company identified an error in its previously issued unaudited consolidated quarterly financial statements for the periods ended March 31, 2024 and September 30, 2024. These quarterly financial statements were furnished to the SEC on Form 6-K dated May 14, 2024 and its Form 6-K dated November 12, 2024. The error resulted in a misstatement of gain/loss on investments and investments in associates relating to the Company’s investment in Dolly Varden, specifically an understatement of dilution gain on the consolidated statement of (earnings) loss and comprehensive (income) loss, as well as an understatement of our investment in associate balance on the statement of financial position.

The impact of the revisions to the periods presented in this report are as follows:

	As reported	Adjustment	Revised
Revised Statement of financial position as of March 31, 2024
Investment in Associates	32,638	220	32,858
Total assets	188,023	220	188,243
Deficit	(149,988)	220	149,768
Total equity	182,356	220	182,576

Revised Consolidated Statements of Loss and Comprehensive Loss for the three months ended March 31, 2024
Gain on Investments	-	(220)	(220)
Net loss	934	(220)	714
Total comprehensive loss	935	(220)	715

Revised Statement of financial position as of September 30, 2024
Investment in Associates	29,341	1,780	31,121
Total assets	184,099	1,780	185,879
Deficit	(157,932)	1,780	(156,152)
Total equity	177,526	1,780	179,306

Revised Consolidated Statements of Loss and Comprehensive Loss for the three months ended September 30, 2024
Gain on Investments	-	(1,780)	(1,780)
Net loss	4,453	(1,780)	2,673
Total comprehensive loss	4,453	(1,780)	2,673

Revised Consolidated Statements of Loss and Comprehensive Loss for the nine months ended September 30, 2024
Gain on Investments	(538)	(2,000)	(2,538)
Net loss	8,881	(2,000)	6,881
Total comprehensive loss	8,883	(2,000)	6,883

C.	Research and development, patents and licenses, etc

The Company has not performed any research and development activities in the last three years.

D.	Trend information

Refer to Item 4.A and Item 4.B for a discussion about the historical factors influencing the business as well as current events that could impact the future operations of the Company.

E.	Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

Critical accounting judgments exercised in applying accounting policies, apart from those involving estimates, which have the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

(a)	Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

(b)	Economic recoverability and probability of future economic benefits of mineral property interests

Management has determined that the acquisition of mineral properties and related costs incurred, which have been recognized on the consolidated statements of financial position, are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit in addition to consideration of the Company’s market capitalization, including geological data, in-situ resources and contained metal, scoping studies, accessible facilities, and existing and future permits.

(c)	Indications of impairment of assets

Assessments of impairment indicators are performed at the Cash Generating Unit (“CGU”) level and judgment is involved in assessing whether there is any indication that an asset or a CGU may be impaired. The assessment of the impairment indicators involves the application of a number of significant judgments and estimates to certain variables, including metal price trends, exploration plans for properties, and the results of exploration and evaluation to date as well as consideration of the Company’s market capitalization versus the project carrying value.

(d)	Income taxes

The provision for income taxes and composition of income tax assets and liabilities requires management’s judgment. The application of income tax legislation also requires judgment in order to interpret legislation and to apply those findings to the Company’s transactions.

Credit on duties refundable for loss and refundable tax credits for resource investment

The Company is entitled to a refundable credit on duties of 12% for eligible losses under the Quebec Mining Duties Act and a refundable resource investment tax credit of 38.75% under the Quebec Income Tax Act. These credits are applicable to qualified exploration expenditures on properties located within the province of Quebec. Application for these credits is subject to verification and, as such, they are recognized only when they are received or when a notice of assessment confirming the amount to be paid is issued. During the year ended December 31, 2024, the Company received a refund of $193 (December 31, 2023 – $307, December 31, 2022 – $187) which was classified as income tax recoveries on the consolidated statements of (earnings) loss and comprehensive (income) loss.

(e)	Determination of control of subsidiaries and joint arrangements

Judgement is required to determine when the Company has control of subsidiaries or joint control of joint arrangements. This requires an assessment of the relevant activities of the investee, being those activities that significantly affect the investee’s returns (including operating and capital expenditure decision-making, financing of the investee, and the appointment, remuneration, and termination of key management personnel) and when the decisions in relation to those activities are under the control of the Company or require unanimous consent from the investors.

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

Financial instruments are assessed upon initial recognition to determine whether they meet the definition of a financial asset, financial liability, or equity instrument depending on the substance of the contractual arrangement. Judgement is required in making this determination as the substance of a transaction may differ from its legal form. Once a determination is made, IFRS Accounting Standards as issued by the IASB requires that financial instruments be measured at fair value on initial recognition. For financial instruments that do not have quoted market prices or observable inputs, judgements are made in determining what are appropriate inputs and assumptions to use in calculating the fair value.

Key sources of estimation uncertainty that have significant risk of causing a material adjustment to the carrying amount of assets and liabilities are as follows:

(h)	Reclamation obligations

Management assesses its reclamation obligations annually and when circumstances suggest that a material change to the obligations have occurred. Significant estimates and assumptions are made in determining the provision for site reclamation and closure because there are numerous factors that will affect the ultimate liability that becomes payable. These factors include estimates of the extent, the timing, and the cost of reclamation activities, regulatory change, cost increases, and changes in discount rates. Those uncertainties may result in actual expenditures differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required. Changes to estimated future costs are recognized in the consolidated statements of financial position by adjusting the reclamation asset and liability.

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

Management judgment and estimates are required in assessing whether deferred tax assets and deferred tax liabilities are recognized in the consolidated statements of financial position. Judgments are made as to whether future taxable profits will be available in order to recognize deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, and other capital management transactions. These judgments and assumptions are subject to risk and uncertainty, and changes in circumstances may alter expectations which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the consolidated statements of financial position and the benefit of other tax losses and temporary differences not yet recognized.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation.

The Company concluded that the revisions to the Company’s interim financial statements, as discussed above under “Revisions to Prior Period Financial Statements”, did not result in any previously awarded incentive-based compensation paid to any of the Company’s executives being deemed to be erroneously awarded incentive-based compensation that would require recovery under the Company’s Policy for Recovery of Erroneously Awarded Incentive-Based Compensation.

Item 6 — Directors, Senior Management, and Employees

A.	Directors and senior management

The following table sets out the names, province or state and country of residence, positions with or offices held with Fury Gold, and principal occupation for the past five years of each of Fury Gold’s directors and executive officers, as well as the period during which each has been a director of Fury Gold. The following table also identifies the members of each committee of the Board.

The term of office of each director of Fury Gold expires at the annual general meeting of shareholders each year.

Name, Position and Province and Country of Residence	Principal Occupation During the Past Five Years	Director Since
FORRESTER (TIM) A. CLARK CEO & Director Massachusetts, United States

Mr. Clark has served as CEO since August 18, 2021 and is a director of the Company. Mr. Clark brings 23 years of global capital markets experience with numerous US, European, and Canadian banks, including Barclays Capital, National Bank Financial, Merrill Lynch, Deutsche Bank, and most recently BMO Capital Markets, where he held the role of Managing Director, Institutional Equity Sales. Over the years, he has developed strong working relationships with Tier 1 institutional investors throughout the United States providing corporate strategy, and peer and financial analysis and insights on corporates within the materials, commodities, and mining sectors. Mr. Clark holds a Bachelor of Economics from the University of Massachusetts (Amherst) and a Master of Business Administration in Finance and Accounting from Vanderbilt University. Mr. Clark serves as an independent director of Dolly Varden Silver Corporation (“Dolly Varden”) on behalf of the Company pursuant to an investor rights agreement entered into between the Company and Dolly Varden.

March 16, 2021

Name, Position and Province and Country of Residence	Principal Occupation During the Past Five Years	Director Since
BRIAN CHRISTIE (1) (2)(3) Chair Ontario, Canada

Mr. Christie currently serves as the independent Chair of the Board of the Company. Mr. Christie served as the Vice President of Investor Relations at Agnico Eagle Mines Limited (“Agnico Eagle”) for over 9 years until June 2022 until he retired, and is currently retained by Agnico Eagle as a Senior Advisor, Investor Relations. During his tenure at Agnico Eagle, the company was consistently recognized as having one of the top Investor Relations programs across all industries in Canada. From 2016 until 2021 he served as an Independent Director (including 2 years as Board Chair and Compensation Committee Chair) of the Denver Gold Group, a Colorado based not-for-profit association owned by its member gold companies who control most of the world’s precious metal output and mineral assets. Before joining Agnico Eagle, he worked for over 17 years in the investment industry, primarily as a precious and base metals mining analyst with Desjardins Securities, National Bank Financial, Canaccord Capital and HSBC Securities. Prior to this, Mr. Christie spent 13 years in the mining industry as a geologist for a variety of mining companies, including Homestake, Billiton, Falconbridge Copper and Newmont Mining. Mr. Christie holds a BSc. in Geology (University of Toronto) and an MSc. in Geology (Queen’s University) and is a member of the Canadian Investor Relations Institute (CIRI) and the National Investor Relations Institute (NIRI). Mr. Christie currently serves as a director of Wallbridge Mining Company Limited (“Wallbridge”) and Forum Energy Metals Corp; Past director of Denver Gold Group; VP, Investor Relations at Agnico Eagle.

February 22, 2023
STEVE COOK(1) (4) Director British Columbia, Canada

Mr. Cook currently serves as an independent director of the Company. Mr. Cook is a former tax partner at the law firm of Thorsteinssons LLP, Vancouver, British Columbia, Canada. Mr. Cook received his B.Comm. and LL.B. degrees from the University of British Columbia and was called to the British Columbia Bar in 1982 and the Ontario Bar in 1992. He retired from the Ontario Bar in 2014. Mr. Cook is a specialist in corporate and international tax planning, offshore structures, representation, and civil and criminal tax litigation. Mr. Cook has served on the board of Brett Resources Ltd. prior to it being acquired by Osisko Mining Corp. and Cayden Resources Inc. prior to it being acquired by Agnico. Past Director of Torq Resources Inc.; Past Director of Tier One Silver Inc.; Past Director of Coppernico Metals; Past Director of Cayden Resources Inc; Past Director of Skeena Resources Ltd.; Past Director of SnipGold Corp; Past Director of LaSalle Exploration Corp.

October 28, 2013

Name, Position and Province and Country of Residence	Principal Occupation During the Past Five Years	Director Since
MICHAEL HOFFMAN (1) (2) (3) (4) Director Ontario, Canada

Mr. Hoffman currently serves as an independent director of the Company. Mr. Hoffman is an experienced mining executive with over 30 years of practice including engineering, mine operations, corporate development, projects, and construction. Mr. Hoffman previously served as a director of Trevali Mining from 2011 to 2019 and acted as Chair from late 2017 to early 2019. Mr. Hoffman also has direct northern Canadian mining experience including operations and projects. Mr. Hoffman is a Mining Engineering graduate from Queen’s University and is a Professional Engineer in the province of Ontario. He is also a member of the Institute of Corporate Directors. Mr. Hoffman currently serves as a director of 1911 Gold Company (“1911 Gold”), and director and chair of NiCAN Ltd (“NiCAN”); Past director of Eastmain and Velocity Minerals.

October 9, 2020
ALISON SAGA WILLIAMS (2) (4) Director Ontario, Canada

Ms. Williams currently serves as an independent director of the Company. Ms. Williams has worked in Indigenous communities in government and corporate roles in the capacity of legal counsel, negotiations and governance, and as a strategic advisor, for over 20 years. Ms. Williams has been on negotiation teams that have successfully settled over $1 billion in agreements and has worked on Indigenous community engagement and negotiations to support national energy and mining projects. Over the last 25 years, she has also held many non-profit board positions. Ms. Williams is Anishinaabe, a member of Curve Lake First Nation, and is currently an elected official for her community. Ms. Williams has extensive experience in compensation analysis both through her involvement in non-profit boards and as an elected official for a First Nation. Ms. Williams teaches at Osgoode Hall Law School as an Adjunct Professor and supports student led negotiations focusing on consultation, Indigenous rights, and reconciliation. Ms. Williams currently serves as a director of NiCAN Ltd, Adjunct Professor at Osgoode Hall Law School; Former Elected Official for the Curve Lake First Nation. Principal of AS Williams Consulting firm

October 5, 2020

Name, Position and Province and Country of Residence	Principal Occupation During the Past Five Years	Director Since
ISABELLE CADIEUX (3) (5) Director Quebec, Canada

Ms. Cadieux currently serves as an independent director of the Company. Ms. Cadieux, a professional geologist, has more than 30 years of experience in mineral exploration and financing in the mining sector. She last held the position of Managing Director – Investment at SIDEX, a Québec institutional fund that finances exploration companies active in Québec, where she served from 2001 until 2023. Her mineral exploration experience across Canada and abroad, includes positions with AGIP (1980-1983 in Saskatchewan), AREVA (1988-1992 in Québec, Ontario, and the Northwest Territories), and Channel Resources (1996-1999 in Burkina Faso) and covers a wide range of ore deposit types and mineral commodities, in particular gold, copper, and uranium. She holds an M.Sc. in Mineral Exploration (MINEX) from McGill University and a B.Sc. in Geology from the University of Ottawa.

Ms. Cadieux acted as President of the Ordre des géologues du Québec (OGQ) in 2008, sat on the Board of Directors from 2005 to 2010 and was Director of the Canadian Council of Professional Geoscientists from 2007 to 2011 where she represented the OGQ. From 2011 to 2016, she was a member of the Executive Committee of the UQAT-UQAM Chair in Mining Entrepreneurship. Throughout her career, she has been involved in various sector-related organizations, among others the Québec Mineral Exploration Association (AEMQ), the Canadian Institute of Mines and Metallurgy (CIM), Minalliance and Mine d’Avenir.

September 5, 2023
PHIL VAN STADEN Chief Financial Officer Ontario, Canada

Mr. van Staden is a Chartered Professional Accountant with over 15 years of diverse international experience in various accounting roles and industries throughout South Africa and Canada. He obtained his BCom and BCom Honours degrees respectively from the University of Pretoria and the University of South Africa in 2007. Mr. van Staden served as head of the finance department at Arthur Kaplan, the largest Swiss watch retailer in Africa. He then moved on to become the finance and general manager of Pezula Golf and Housing Estate, a top 5 housing estate within South Africa. Mr. van Staden has been with Fury Gold since 2020.

Past Controller of Fury Gold.

N/A

Name, Position and Province and Country of Residence	Principal Occupation During the Past Five Years	Director Since
BRYAN ATKINSON SVP, Exploration Alberta, Canada

Mr. Atkinson has been involved in mineral exploration globally for over fifteen years with a focus on orogenic lode gold and intermediate sulphidation epithermal deposits. Most recently, his work has been with high sulphidation, intermediate sulphidation, skarn and orogoenic deposit styles throughout the Americas. Mr. Atkinson has undertaken roles varying from soil sampler to ground geophysical surveyer, through to project geologist, project manager and most recently, Exploration Manager. In his role as an Exploration Manager, he oversaw the successful completion of over 45,000 m of exploration drilling across three projects in a six-month period with an overall budget of $40M. Mr. Atkinson has also developed a valuable background in community relations as the manager of all First Nations engagement across Auryn Resources’ North American project portfolio.

Past Exploration Manager of Universal Mineral Services; Past Senior Geologist of APEX Geoscience Ltd.

N/A

Notes:

(1)	Member of the Audit Committee. Effective June 26, 2024, Brian Christie was appointed to the committee, replacing the retiring Jeffrey Mason.
(2)	Member of the Nominating, Compensation and Governance Committee. Effective June 26, 2024, Michael Hoffman was appointed to chair of the committee, replacing the retiring Jeffrey Mason.
(3)	Member of the Technical, Safety and Risk Management Committee.
(4)	Member of the Indigenous and Community Relations Committee.
(5)	Ms. Cadieux resigned from the board effective March 24, 2025.

B.	Compensation

Executive Compensation

Name and principal position	Year	Salary	Share-based awards (4)	Non-equity incentive plan compensation	Total compensation
		$	$	$	$
Tim Clark, CEO (1)(2)	2024	396,900	164,125	269,892	830,917
Phil van Staden, CFO(3)	2024	151,200	Nil	64,260	215,460
Bryan Atkinson(4) SVP, Exploration	2024	237,038	Nil	100,741	337,779

(1)

Mr. Tim Clark’s salary and non-equity incentive plan compensation is payable in US dollars. A foreign exchange rate of 1.35 was used to calculate the CAD equivalent which was included in the table above.

(2)	Mr. Tim Clark, as the Company’s nominee to the Dolly Varden board also receives remuneration from Dolly Varden equal to that of other directors
(3)	Mr. Phil van Staden was appointed CFO on June 23, 2023, prior to which Mr. van Staden served as the Corporate Controller and Senior Accountant for the Company.
(4)	Mr. Bryan Atkinson has served as SVP, Exploration since March 9, 2022, prior to which Mr. Atkinson was VP, Project Development of the Company since October 9, 2020.
(5)	The values in this column represents the fair value of shares when they vested.

Additional information on the compensation of our officers and directors is included in our information circular for our 2024 annual general meeting, as attached hereto as Exhibit 15.7, which information has been prepared in Canadian securities law disclosure standards.

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards outstanding as at December 31, 2024, for executives:

Option-based Awards
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date (D/M/Y)	Value of unexercised in-the-money Options(1) ($)
Tim Clark	600,000 870,000 130,000	0.82 0.93 1.53	17-Jan-28 26-Aug-26 02-Apr-26	Nil Nil Nil
Phil van Staden	45,000 45,000 17,500 17,500 15,000	0.53 0.82 1.00 1.00 1.85	23-Jun-28 17-Jan-28 22-Apr-27 24-Jan-27 20-Dec-25	1,350 Nil Nil Nil Nil
Bryan Atkinson	269,000 135,000 135,000 150,000	0.82 1.00 1.00 2.05	17-Jan-28 22-Apr-27 24-Jan-27 20-Oct-25	Nil Nil Nil Nil
(1)	Based on the closing price of the Common Shares on the TSX on December 31, 2024 of $0.56.

The following table sets out all share-based awards outstanding as at December 31, 2024, for executives:

Name	Number of securities underlying unvested RSU’s (#)	Vesting dates (D/M/Y)	Value of unvested securities(1) ($)
Tim Clark	105,641 105,642 105,642	9-Jan-25 9-Jan-26 9-Jan-27	59,159 59,160 59,160
Phil van Staden	15,195 15,195 15,196	9-Jan-25 9-Jan-26 9-Jan-27	8,509 8,509 8,510
Bryan Atkinson	44,990 44,991 44,991	9-Jan-25 9-Jan-26 9-Jan-27	25,194 25,195 25,195
(1)	Based on the closing price of the Common Shares on the TSX on December 31, 2024 of $0.56.

Board Compensation

Compensation during the most recently completed fiscal year ended December 31, 2024:

Name(1)	Fees earned $	Share-based awards $	Non-equity incentive plan compensation $	Total $

Brian Christie	44,701	37,728	Nil	82,429
Jeffrey R. Mason (2)	10,895	10,029	Nil	20,924
Steve Cook	23,940	20,993	Nil	44,933
Michael Hoffman	25,640	19,543	Nil	45,183
Saga Williams	22,286	19,543	Nil	41,829
Isabelle Cadieux	18,980	16,642	Nil	35,622
(1)	Mr. Clark is a current director and received compensation in 2024 for his service as an officer of the Company. See “Executive Compensation” table.
(2)	Mr. Mason resigned as a director effective June 26, 2024.

Outstanding Option-based Awards

The following table sets out all option-based awards outstanding as of December 31, 2024, for each director who was not an executive officer of the Company:

Option-based Awards
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date (D/M/Y)	Value of unexercised in-the-money Options(1) ($)
Brian Christie	40,000 156,000	0.82 0.85	15-May-28 17-Feb-28	Nil Nil
Steve Cook	156,000 160,000 160,000 130,000	0.82 1.00 1.00 2.05	17-Jan-28 22-Apr-27 24-Jan-27 20-Oct-25	Nil Nil Nil Nil
Michael Hoffman	156,000 80,000 80,000 130,000 35,006	0.82 1.00 1.00 2.05 0.86	17-Jan-28 22-Apr-27 24-Jan-27 20-Oct-25 23-Jan-25	Nil Nil Nil Nil Nil
Saga Williams	156,000 80,000 80,000 130,000	0.82 1.00 1.00 2.05	17-Jan-28 22-Apr-27 24-Jan-27 20-Oct-25	Nil Nil Nil Nil
Isabelle Cadieux (2)	156,000	0.55	21-Sep-28	1,365
(1)	Based on the closing price of the Common Shares on the TSX on December 31, 2024 of $0.56.
(2)	Ms. Cadieux’s outstanding options will be exercisable up to June 23, 2025, based on her March 24, 2025 resignation.

The following table sets out all share-based awards outstanding as of December 31, 2024, for each director who was not an executive officer of the Company:

Name	Number of securities underlying unvested RSU’s (#)	Vesting dates (D/M/Y)	Value of unvested securities(1) ($)
Brian Christie, Chair	39,521 39,522 39,522	9-Jan-25 9-Jan-26 9-Jan-27	22,132 22,132 22,132
Steve Cook, Director	31,456 31,456 31,456	9-Jan-25 9-Jan-26 9-Jan-27	17,615 17,615 17,615
Michael Hoffman, Director	31,456 31,456 31,456	9-Jan-25 9-Jan-26 9-Jan-27	17,615 17,615 17,615
Saga Williams, Director	31,456 31,456 31,456	9-Jan-25 9-Jan-26 9-Jan-27	17,615 17,615 17,615
Isabelle Cadieux (2), Director	31,456 31,456 31,456	9-Jan-25 9-Jan-26 9-Jan-27	17,615 17,615 17,615
(1)	Based on the closing price of the Common Shares on the TSX on December 31, 2024 of $0.56.
(2)	All unvested RSU’s of Ms. Cadieux terminated on March 24, 2025.

C.	Board practices

The term of office of each director of the Company expires at the annual general meeting of shareholders each year. The board currently has 4 committees namely the Audit Committee, Nominating, Compensation and Governance Committee, the Indigenous and Community Relations Committee, and the Technical, Safety and Risk Management Committee. Each standing committee of the Board operates according to its mandate, which is approved by the Board and sets out the committee’s duties and responsibilities. Copies of the standing committee mandates are available at www.furygoldmines.com/about-us/governance/.

Audit Committee

The Company has an Audit Committee, which is currently comprised of Steve Cook (Chair), Brian Christie, and Michael Hoffman, each of whom is considered independent and financially literate in accordance with applicable securities laws. The Audit Committee has adopted a written charter that sets out its duties and responsibilities.

o

Steve Cook is a retired tax partner at the law firm of Thorsteinssons LLP, Vancouver, BC. Mr. Cook received his B.Comm. and LL.B. degrees from the University of BC and was called to the BC Bar in 1982 and the Ontario Bar in 1992. Mr. Cook is a specialist in corporate and international tax planning, offshore structures, representation, and civil and criminal tax litigation.

o

Brian Christie worked for over 17 years in the investment industry, primarily as a precious and base metals mining analyst with Desjardins Securities, National Bank Financial, Canaccord Capital and HSBC Securities. Prior to this, Mr. Christie spent 13 years in the mining industry as a geologist for a variety of mining companies, including Homestake, Billiton, Falconbridge Copper and Newmont Mining.

o

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

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services to be provided to the Company or any subsidiaries by the Company’s external auditor. The Chair of the Audit Committee has the authority to pre-approve in between regularly scheduled Audit Committee meetings any non-audit service of less than $50,000, however such approval will be presented to the Audit Committee at the next scheduled meeting for formal approval.

Nominating, Compensation and Governance Committee

The Nominating, Compensation and Governance Committee has the following members: Michael Hoffman (Chair), Brian Christie, and Saga Williams.

The Nominating, Compensation and Governance Committee follows both the mandate of the Charter of the Nominating and Governance Committee and the Compensation Committee Charter, both of which are included in the Company’s corporate governance material, which is posted on the Company’s website.

All members of the Nominating, Compensation and Governance Committee are independent in accordance with applicable securities laws. None of the members of the Nominating, Compensation and Governance Committee were, during the most recently completed fiscal year of the Company, an officer or employee of the Company or any of its subsidiaries.

Nominating and Governance Committee Charter

●

The functions of the Nominating, Compensation and Governance Committee fall under the Nominating and Governance Committee Charter and are to provide a focus on governance that will enhance the Company’s performance, to assess and make recommendations regarding the effectiveness of the Board, and to establish and lead the process for identifying, recruiting, appointing, re-appointing, and providing ongoing development for directors.

●

The Company has formal procedures for assessing the effectiveness of Board committees as well as the Board as a whole. This function is carried out annually under the direction of the Nominating, Compensation and Governance Committee and those assessments are then provided to the Board.

●

The Nominating, Compensation and Governance Committee is responsible for developing and recommending to the Board the Company’s approach to corporate governance and assists members of the Board in carrying out their duties. The Nominating, Compensation and Governance Committee also reviews all new and modified rules and policies applicable to governance of listed corporations to ensure that the Company remains in full compliance with such requirements as are applicable.

●

In exercising its nominating function, the Nominating, Compensation and Governance Committee evaluates and recommends to the Board the size of the Board and certain persons as nominees for the position of director of the Company.

Compensation Committee Charter

●

The function of the Nominating, Compensation and Governance Committee under the Compensation Committee Charter is to consider the terms of employment of the CEO, CFO and other executive officers, and to consider the Company’s general compensation policy and its policy for granting awards under Fury Gold’s long-term incentive plan.

●

The Nominating, Compensation and Governance Committee functions include: the annual review of compensation paid to the Company’s executive officers and directors, the review of the performance of the Company’s executive officers, and the task of making recommendations on compensation to the Board.

●

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

As at December 31, 2024, the Company had approximately 9 equivalent full-time employees located primarily in Canada. The Company shares certain technical and administrative functions provided by Vancouver-based Universal Mineral Services Ltd on a full-cost recovery basis. The Company also relies on consultants and contractors to carry on many of its business activities and, in particular, to supervise and carry out mineral exploration and drilling on its mineral properties. No management functions of Fury Gold are performed to any substantial degree by a person other than the directors or executive officers of Fury Gold.

In addition to full-time employees, the company also employed annually between 10 and 35 temporary employees over the last 3 years to assist with certain geological and administrative work out our projects.

E.	Share ownership

As at March 31, 2025, the directors and officers of the Company beneficially own as a group an aggregate of 2,695,993 common shares (1.77%) of the Company.

As at March 11, 2025, the Company's directors and senior management beneficially owned the following number of the Company's common shares:

Name	Number of Common Shares beneficially owned	Percentage share ownership (1)
Tim Clark, CEO	1,085,521	0.71%
Phil van Staden, CFO	28,574	0.02%
Bryan Atkinson, SVP, Exploration	159,277	0.10%
Brian Christie, Chair	133,045	0.09%
Steve Cook, Director	837,266	0.55%
Michael Hoffman, Director	273,113	0.18%
Saga Williams, Director	118,543	0.08%
Isabelle Cadieux, Director	60,654	0.04%

(1)	Based on outstanding shares of 151,938,300 on March 31, 2025

All of the above shares held are voting shares and do not have any different voting rights other than the other outstanding shares of the Company.

As at March 31, 2025, the Company's directors and senior management beneficially held the following number of share purchase options and unvested restricted share units:

Share purchase options

Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date (D/M/Y)
Tim Clark, CEO	600,000 870,000 130,000	0.82 0.93 1.53	17-Jan-28 26-Aug-26 02-Apr-26
Phil van Staden, CFO	45,000 45,000 17,500 17,500 15,000	0.53 0.82 1.00 1.00 1.85	23-Jun-28 17-Jan-28 22-Apr-27 24-Jan-27 20-Dec-25
Bryan Atkinson, SVP, Exploration	269,000 135,000 135,000 150,000	0.82 1.00 1.00 2.05	17-Jan-28 22-Apr-27 24-Jan-27 20-Oct-25
Brian Christie, Chair	40,000 156,000	0.82 0.85	15-May-28 17-Feb-28
Steve Cook, Director	156,000 160,000 160,000 130,000	0.82 1.00 1.00 2.05	17-Jan-28 22-Apr-27 24-Jan-27 20-Oct-25
Michael Hoffman, Director	156,000 80,000 80,000 130,000 35,006	0.82 1.00 1.00 2.05 0.86	17-Jan-28 22-Apr-27 24-Jan-27 20-Oct-25 23-Jan-25
Saga Williams, Director	156,000 80,000 80,000 130,000	0.82 1.00 1.00 2.05	17-Jan-28 22-Apr-27 24-Jan-27 20-Oct-25
Isabelle Cadieux, Director (1)	156,000	0.55	21-Sep-28

(1)	Ms Cadieux’s outstanding options will be exercisable up to June 23, 2025, based on her March 24, 2025 resignation.

Unvested Restricted Share Units:

Name	Number of unvested Restricted Share Units (#)	Vesting date (D/M/Y)
Tim Clark, CEO	105,641 166,666 105,642 166,667 105,642 166,667	9-Jan-25 9-Jan-26 9-Jan-26 9-Jan-27 9-Jan-27 9-Jan-28
Phil van Staden, CFO	15,195 60,000 15,195 60,000 15,196 60,000	9-Jan-25 9-Jan-26 9-Jan-26 9-Jan-27 9-Jan-27 9-Jan-28
Bryan Atkinson, SVP, Exploration	44,990 66,666 44,991 66,667 44,991 66,667	9-Jan-25 9-Jan-26 9-Jan-26 9-Jan-27 9-Jan-27 9-Jan-28

Unvested Deferred Share Units:

Name	Number of unvested Restricted or Deferred Share Units (#)	Vesting date (D/M/Y)
Brian Christie, Chair	39,521 50,000 39,522 50,000 39,522 50,000	9-Jan-25 9-Jan-26 9-Jan-26 9-Jan-27 9-Jan-27 9-Jan-28
Steve Cook, Director	31,456 36,666 31,456 36,667 31,456 36,667	9-Jan-25 9-Jan-26 9-Jan-26 9-Jan-27 9-Jan-27 9-Jan-28
Michael Hoffman, Director	31,456 36,666 31,456 36,667 31,456 36,667	9-Jan-25 9-Jan-26 9-Jan-26 9-Jan-27 9-Jan-27 9-Jan-28
Saga Williams, Director	31,456 36,666 31,456 36,667 31,456 36,667	9-Jan-25 9-Jan-26 9-Jan-26 9-Jan-27 9-Jan-27 9-Jan-28
Isabelle Cadieux, Director (1)	31,456 36,666 31,456 36,667 31,456 36,667	9-Jan-25 9-Jan-26 9-Jan-26 9-Jan-27 9-Jan-27 9-Jan-28

(1)	All unvested RSU’s of Ms Cadieux terminated on March 24, 2025.

Long Term Incentive Plan

The following is a summary of the material terms of the Company’s Long-Term Incentive Plan (the “LTI Plan” that provides for the awards summarized below.

A.	General Description and Terms of Awards

B.	Stock Options

C.	Restricted Stock Units (RSUs) and Performance Stock Units (PSUs

D.	Deferred Share Units (DSUs)

E.	Additional Information regarding PSUs, RSUs and DSUs

F.	Share Purchase Commitments (SPCs).

A.         General Description and Terms of Awards

Eligible Participants

For Options, any director, officer, or employee of the Company or of United Mineral Services Ltd., (“UMS”) the Company’s shared services provider.

For PSUs and RSUs, SPCs, directors, officers, or employees of the Company, including any subsidiary of the Company are eligible.

For DSUs, non-executive directors of the Company.

Types of Awards	Awards refers to Options, PSUs, RSUs and DSUs.

SPCs

Share purchase commitments (SPCs) for service providers are allowed rather than “awarded” per se as they represent an assumption of financial risk by the participants. The extent to which a Participant agrees to purchase shares and permit a payroll of quarterly fee deduction to fund the purchase will vary by Participant. SPCs will be entered into in the discretion of the Board generally on a first come, first served basis, within the limits overall 2% and 30,000 shares per person limits in the LTI-Plan

10% Limit-whether settled by Shares or Cash

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

Other LTI-Plan Limits

When combined with all of the Company’s other previously established security-based compensation arrangements, the LTI Plan shall not result in: (i) a number of Shares issued to insiders within a one- year period exceeding 5% of the issued and outstanding Shares; (ii) a number of Shares issuable to insiders at any time exceeding 5% of the issued and outstanding Shares; and (iii) a number of Shares; (i) issuable to all non-executive directors of the Company exceeding 1% of the issued and outstanding Shares at such time, or (ii) issuable to any one non-executive director within a one-year period exceeding an award value of $150,000 per such non-executive director; provided that DSUs granted in lieu of director fees payable on account of a director’s service as a member of the Board shall be excluded for purposes of the above-noted limits.

Definition of Market Price	“Market Price” means the volume-weighted average trading price of the Shares for the five trading days immediately preceding the applicable date as reported by the TSX.
Assignability	An award may not be assigned, transferred, charged, pledged or otherwise alienated, other than to a participant’s limited permitted assigns or personal representatives.

Limits on LTI-Plan Amending Procedures

The Board may, without Shareholder approval, amend, suspend, terminate or discontinue the LTI Plan or may amend the terms and conditions of any Awards and SPCs granted thereunder, provided that no amendment may materially and adversely affect any outstanding Award or SPC without the consent of the applicable participant. Amendments that do not require Shareholder approval and that are within the authority of the Board are limited to:

(i)           amendments of a “housekeeping” nature or administrative in nature, including any amendment for the purpose of curing any ambiguity, typographical or like error or to correct or supplement any provision of the LTI Plan that conflicts with any other provision of the LTI Plan;

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

(v)          amendments necessary to suspend or terminate the plan

(vi)         amendments of the dates on which participants may become eligible to participate in the SPC, the minimum and maximum permitted payroll deduction rate, the term of a participant’s contributions and right to cancel the SPC, the rights of SPC holders of Shares, the rights to sell or withdraw Shares, including any holding period.

Shareholder approval at a duly convened shareholders’ meeting shall be required for any of the following amendments which may:

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

vi.         increase the Corporation’s contribution to an SPC or increase in the limit of number of shares allowed to be purchased by a Participant within a 12 month period;

vii.        change the definition of Market Price; or

delete, alter or reduce the foregoing range of amendments which require approval by the shareholders of the Corporation.

Limited Financial Assistance	The Corporation will only provide financial assistance to participants under the LTI Plan in respect of SPCs which financial assistance will be limited to 25% of the purchase price of the Shares.
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

Termination Date	The participant’s last day of office or active employment by the Company or any subsidiary for any reason whatsoever (the “Termination Date”).
Circumstances Causing Cessation of Entitlement	Death	Unvested Unvested Options automatically vest as of the date of death.	Vested Vested Options expire on the earlier of the scheduled expiry date of the Option and one year following the date of death.

Disability	Unvested Options continue to vest in accordance with their terms.	Vested Options expire on the scheduled expiry date of the Option.
Retirement and Early Retirement	Unvested Options continue to vest in accordance with their terms, subject to compliance with any applicable non-compete and/or non-solicit provisions.	Vested Options expire on the scheduled expiry date of the Option.

For purposes of the Plan, “Early Retirement” means a participant’s resignation from employment on or after the date that the participant reaches age 60 and the participant has at least 5 years of service in the aggregate as at his or her Termination Date, other than a Retirement.

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

Change in Control

Unless otherwise provided in the participant’s service agreement or award agreement, unvested Options do not vest and become immediately exercisable upon a change in control, unless: (i) the successor fails to continue or assume the obligations under the LTI Plan or fails to provide for a substitute award, or (ii) if the Option is continued, assumed or substituted, the participant is terminated without cause or resigns for good reason in accordance with the terms of the participant’s service agreement within two years following the change in control.

The Board shall have the right, but not the obligation, to permit each participant to exercise all of the participant’s outstanding Options (to the extent vested), subject to completion of the change in control.

Vested Options expire on the scheduled expiry date of the Option.
	Termination for Cause	Options, whether vested or unvested as of the Termination Date, automatically terminate.
C. RSUs and PSUs
RSU and PSU Terms

RSUs and PSUs are notional securities that entitle the recipient to receive cash or Shares at the end of a vesting period. Vesting of PSUs is contingent upon achieving certain performance criteria, thus ensuring greater alignment with the long-term interests of Shareholders. The terms applicable to RSUs and PSUs under the LTI Plan (including the vesting schedule, performance cycle, performance criteria for vesting and whether dividend equivalents will be credited to a participant’s account) are determined by the Board at the time of the grant.

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

D. Deferred Share Units
DSU Terms

A DSU is a notional security that entitles the recipient to receive cash or Shares upon resignation from the Board. The terms applicable to DSUs under the LTI Plan (including whether dividend equivalents will be credited to a participant’s DSU account) are determined by the Board at the time of the grant.

Under the LTI Plan, the Board may grant discretionary DSUs and mandatory or elective DSUs that are granted as a component of a non-executive director’s annual retainer.

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

Settlement

DSUs may only be settled after the date on which the participant ceases to hold all positions with the Company or a related corporation. At the grant date, the Board shall stipulate whether the DSUs are paid in cash, Shares, or a combination of both, in an amount equal to the Market Price of the notional Shares represented by the DSUs in the participant’s DSU account.

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

Change in Control

Unless otherwise provided in the participant’s service agreement or award agreement, Unit Awards do not vest and become immediately settleable upon a change in control, unless: (i) the successor fails to continue or assume the obligations under the LTI Plan or fails to provide for a substitute award, or (ii) if the Unit Awards are continued, assumed or substituted, the participant is terminated without cause or resigns for good reason in accordance with the terms of the participant’s service agreement within two years following the change in control, and in each case, any outstanding PSUs will vest based on the achievement of the performance criteria for the applicable performance period(s) up to the effective date of the change in control.

The Board shall have the right, but not the obligation, to settle all of the participant’s outstanding Unit Awards (to the extent vested), subject to completion of the change in control.

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

Maximum Number of Shares in a SPC	The LTI Plan limits the number of Shares that any one Participant in any calendar year can acquire under a SPC to 30,000 Shares.
Aggregate Maximum Number of Shares reserved for SPCs	The maximum number of Shares in all SPCs is limited to 2% of the issued shares (non-diluted basis).
Administration

The SPC will be administered by the board of directors of the Company (the “Board”). The Board can delegate a committee of the Board, such of the Board’s duties and powers relating to the SPC as the Board may see fit, subject to applicable law.

Contributions	Participant Contributions

Participants may elect to contribute between one (1) and ten (10) percent of their base salary towards the purchase of Shares. The Corporation shall have no obligation to pay interest on participant contributions or to hold such amounts in a trust or in any segregated account.

A participant may not make any separate cash payment other than the participant’s contributions into the participant’s SPC account.

A participant shall be entitled to increase, decrease, suspend, terminate or resume his or her participant contributions no more than two times per calendar year, or three times per calendar year for employees returning from a leave of absence.

	Employer Contributions	The Corporation will match the contribution of the participant in an amount equal to twenty-five (25) percent of the participant’s contribution.

Insider Participation Limits

The SPC, when combined with all of the Company’s other established security-based compensation arrangements, shall not result at any time in: (i) a number of Shares issued to insiders within a one-year period exceeding 5% of the issued and outstanding Shares; and (ii) the number of Shares issuable to insiders at any time exceeding 5% of the issued and outstanding Shares. Additionally, in no event shall the number of Shares acquired by any one participant in any calendar year exceed thirty thousand (30,000), or such other maximum number of Shares as determined from time to time by the Company.

Blackout Period

Notwithstanding any other provision of the plan, if a blackout period is in effect, (i) an eligible participant subject to the blackout period may not enroll in the plan until after the end of the blackout period, and (ii) a participant subject to the blackout period may not increase, decrease, suspend, terminate or resume his or her participant’s contributions until after the end of the blackout period.

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

Dividend Equivalents

Dividend equivalents (generally distributions made to all holders of common shares) are credited to a participant’s SPC account as follows: (i) any cash dividends or distributions credited to the participant’s SPC account are deemed to be invested in additional Shares on the payment date established for the related dividend or distribution in an amount equal to the greatest whole number which may be obtained by dividing (a) the value of such dividend or distribution on the payment date by (b) the Market Price (as defined below) of one Share on the dividend payment date, and such additional Shares are subject to the same terms and conditions as are applicable in respect of the Shares with respect to which such dividends or distributions were payable; and (ii) if any such dividends or distributions are paid in Shares or other securities, such Shares and other securities are subject to the same holding period and the same vesting and other restrictions (if applicable) as apply to the Shares with respect to which they were paid.

Financial Assistance	Other than the Company’s 25% contribution, no financial assistance is provided to SPC participants.
Assignability	Shares acquired under the SPC may not be assigned, transferred, charged, pledged or otherwise alienated, other than to a participant’s permitted assigns or personal representatives.
Market Price	“Market Price” means the volume-weighted average trading price of the Shares for the five trading days immediately preceding the applicable date as reported by the TSX.

Purchase Price	Market Purchase Shares

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
Vesting & Holding Period

Shares acquired pursuant to the SPC vest immediately. Shares acquired with employer’s contributions are, subject to the cessation of a participant’s employment, subject to a 6 month holding period commencing as of the day such Shares are acquired by the participant (the “Holding Period”).

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

Termination Date	The participant’s last day of office or active employment by the Company or any subsidiary for any reason whatsoever (the “Termination Date”).
Termination of Employment	Death

The participant’s personal representative may elect to withdraw or sell all the Shares credited to the participant’s SPC account as of the date of death by making an election in the form and in the manner prescribed by the administrator. In the event that no such written notice of election is received by the administrator within 30 days of the participant’s date of death, the participant’s personal representative (or such other designated person) will automatically be deemed to have elected to sell the balance of Shares as of the 31st day following date of death. Thereafter, any accumulated cash and Shares credited to the participant’s SPC account as of the date of death will be delivered to, or on behalf of, the participant as soon as administratively practicable.

Termination for any reason other than death

The participant may elect to withdraw or sell all the Shares credited to the participant’s SPC account as of the Termination Date, by making an election in the form and in the manner prescribed by the administrator. In the event that no such written notice of election is received by the administrator within 30 days of the Termination Date, the participant will automatically be deemed to have elected to sell the balance of the Shares as of the 31st day following the Termination Date. Thereafter, any accumulated cash credited to the participant’s SPC account as of the Termination Date will be delivered to, or on behalf of, the participant as soon as administratively practicable.

The LTI Plan is considered an “evergreen” plan pursuant to the rules of the TSX and consequently, the Company must obtain Shareholder approval of the unallocated awards under the LTI Plan every three years.

Item 7 — Major Shareholders and Related-Party Transactions

A.	Major shareholders

The Company is a publicly held corporation, with its shares held by residents of Canada, the United States of America and other countries. To the best of the Company's knowledge, other than as noted below, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of the common shares of Fury, the only class of securities with voting rights. None of these 5%+ shareholders have different voting rights from the Company’s other shareholders. For these purposes, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security:

Name of Beneficial Owner (1)	Number of common shares held	Percentage of issued shares(2)
Fidelity Investments (3)	10,800,000	7.11%

(1)

The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.

(2)	Based on outstanding shares of 151,938,300 on March 31, 2025.

(3)	Acquired in a private placement transaction on April 19, 2022.

Geographic Breakdown of Shareholders

As of March 12, 2025, Fury's register of shareholders indicates that Fury's common shares are held as follows:

Location	Number of registered shareholders of record	Number of shares	Percentage of total shares
Canada	175	147,932,760	97.41%
United States	307	3,464,749	2.23%
Other	9	540,791	0.36%
TOTALS	491	151,938,300	100%

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

Fury's securities are recorded on the books of its transfer agent, Odyssey Trust Company, located at Stock Exchange Tower, 1230 – 300 5th Avenue SW, Calgary, AB, T2P 3C4, Canada (888) 290-1175 in registered form. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). Fury does not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries.

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

Universal Mineral Services (“UMS”):

Under the shared services arrangements with the Company’s 25%-owned affiliate service provider company UMS, all transactions have occurred in the normal course of operations, and the shared costs are considered by management to be priced at equal to or better than would be the fair market rates for the shared services. All amounts owing to or from UMS are unsecured, non-interest bearing, and have no specific terms of settlement, unless otherwise noted.

Years ended December 31
	2024	2023	2022
Exploration and evaluation costs	$233	$872	$590
General and administration	307	714	841
Total transactions for the year	$540	$1,586	$1,431

The outstanding balance owing at December 31, 2024 was $90 (December 31, 2023 – $103, December 31, 2022 – $240) which is included in accounts payable.

As part of the UMS arrangement, the Company is contractually obliged to pay certain rental expenses in respect of a ten-year office lease entered into by UMS on July 1, 2021. As at December 31, 2024, the Company expects to incur approximately $91 in respect of its share of future rental expense of UMS.

The Company issues share options to certain UMS employees, including key management personnel of the Company. The Company recognized a share-based compensation recovery of $3 for the year ended December 31, 2024, in respect of share options issued to UMS employees (December 31, 2023 - $317 expense, December 31, 2022 - $483 expense) which is included within employee benefits and exploration and evaluation costs.

Dolly Varden Silver Corp (“Dolly Varden”):

Other than in respect of the Homestake Investor Rights Agreement, as described above under Item 4.A, here were no related-party transactions between the Company and our associate Dolly Varden in the last three years.

Key Management personnel compensation:

The remuneration of the Company’s key management personnel was as follows:

	Years ended December 31
	2024	2023	2022
Short-term benefits provided to executives (a)	$1,306	$1,109	$1,719
Directors’ fees paid to non-executive directors	161	289	203
Share-based payments	724	1,013	1,059
Total	$2,191	$2,411	$2,981

(a) Short-term employee benefits include salaries, bonuses payable within twelve months of the date of the consolidated statements of financial position, and other annual employee benefits.

C.	Interests of experts and counsel

Not applicable

Item 8 — Financial Information

A.	Consolidated Statements and Other Financial Information

Consolidated Statements

This Annual Report contains the audited Annual Consolidated Financial Statements which includes the consolidated statements of financial position as at December 31, 2024 and 2023 and the related consolidated statements of (earnings) loss and comprehensive (earnings) loss, consolidated statements of cash flows and consolidated statements of changes in shareholders’ equity for the years ended December 31, 2024, 2023 and 2022. These financial statements are accompanied by the appropriate PCAOB audit report issued by Deloitte LLP.

In addition to the Company’s Annual Consolidated Financial Statements, the Annual Consolidated Financial Statements of Dolly Varden in whom we are considered to have a significant influence in, has been included for the years ended December 31, 2024 and 2023 in line with Rule 3-09 of Regulation S-X. Whether an equity investee is significant, is measured through the Rule 3-09 significance tests based on investment and income thresholds which triggered the significant equity method investee disclosures. The Company acquired its initial investment in Dolly Varden on February 25, 2022 at which time it was considered to be an associate investment. Readers are referred to Note 12 of the Company’s Annual Consolidated Financial Statements that includes (i) summarized statements of financial position for Dolly Varden as at December 31, 2024 and 2023, and (ii) consolidated statements of earnings and comprehensive earnings for Dolly Varden for the years ended December 31, 2024, 2023 and 2022.

The Company’s Annual Consolidated Financial Statements as well as the Annual Consolidated Financial Statements of Dolly Varden are included as part of this Annual Report with page references F1 – F37 and F38 – F64.

Legal Proceedings

As of the date of this Annual Report, in the opinion of our management, we are not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate, and, to our knowledge, no legal proceedings of a material nature involving us currently are contemplated by any individuals, entities or governmental authorities.

Dividends

We have not paid any dividends on our common shares since in Company. Our management anticipates that we will retain all future earnings and other cash resources for the future operation and development of our business. We do not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the Board of Directors’ discretion, subject to applicable law, after taking into account many factors including our operating results, financial condition and current and anticipated cash needs.

B.	Significant changes

There has been no significant changes since the issuance of the Annual Consolidated Financial Statements, except as disclosed in the Annual Report.

Item 9 — The Offer and Listing

A.	Offer and listing details

The Company’s common shares trade on the NYSE and the TSX under the trading symbol “FURY”.

B.	Plan of distribution

Not applicable

C.	Markets

The Company’s common shares trade on the NYSE and the TSX under the trading symbol “FURY”.

D.	Selling shareholders

Not applicable

E.	Dilution

Not applicable

F.	Expenses of the issue

Not applicable

Item 10 — Additional Information

A.	Share capital

Not applicable.

B.	Memorandum and articles of association

The Company was originally incorporated on June 9, 2008 pursuant to the British Columbia Business Corporations Act (the “Business Corporations Act”) under the name "Georgetown Capital Corp.". On October 15, 2013, the Company changed its name to "Auryn Resources Inc." and subsequently, on October 8, 2020, changed its name to Fury Gold Mines Limited. The Company’s incorporation number, as assigned by the British Columbia Registry Services, is BC0827202.

The Company’s current Notice of Articles is dated September 6, 2023 and the Company’s Articles dated effective June 24, 2021 are attached to this Annual report on Form 20-F as Exhibits 1.01 and 1.02, respectively.

The following is a summary of certain material provisions of (i) Fury’s Notice of Articles and Articles, and (ii) certain provisions of the British Columbia Business Corporations Act (the “Business Corporations Act”) applicable to Fury:

1.	Objects and Purposes

Fury's Notice of Articles and Articles do not specify objects or purposes. Fury is entitled under the Business Corporations Act to carry on all lawful businesses which can be carried on by a natural person.

2.	Directors

Director’s power to vote on a proposal, arrangement or contract in which the director is interested.

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

Under Fury’s Articles, a director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which Fury has entered or proposes to enter:

1.	is liable to account to Fury for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Act;

2.

is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution;

3.

and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act. No director or intended director is disqualified by his or her office from contracting with Fury either with regard to the holding of any office or place of profit the director holds with Fury or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of Fury in which a director is in any way interested is liable to be voided for that reason.

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

Number of shares required for a director’s qualification.

Directors need not own any shares of Fury in order to qualify as directors.

3.	Rights, Preferences and Restrictions Attaching to Each Class of Shares

Authorized Capital

The Company’s authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares (none of which preferred shares have been allotted or issued).

Common Shares

The rights, preferences and restrictions attached to the Company’s common shares are summarized as follows:

Dividends

Subject the provisions of the Business Corporations Act, the directors may from time to time declare and authorized payments of dividends out of available assets. Any dividends must be declared and paid according to the number of shares held. Under the Business Corporations Act, no dividend may be paid if Fury is, or would as a result of payment of the dividend become, insolvent.

Voting Rights

Each common share is entitled to one vote on matters to which common shares ordinarily vote including the annual election of directors, appointment of auditors and approval of corporate changes. Directors are elected to hold office at each annual meeting and hold office until the ensuing annual meeting. Directors automatically retire at each annual meeting. There are no staggered directorships among Fury’s directors. There are no cumulative voting rights applicable to Fury.

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

Pre-emptive Rights

Holders of common shares of Fury are not entitled to any pre-emptive rights which provide a right to any holder to participate in any further offerings of the Company’s equity or other securities.

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

●

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

●	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

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

The Company’s Articles provide that, subject to the Business Corporations Act, the Company may by ordinary resolution of shareholders (or a resolution of the directors in the case of §(c) or §(f) below):

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

(c)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)	if the Company is authorized to issue shares of a class of shares with par value:

o	decrease the par value of those shares; or

o	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)	alter the identifying name of any of its shares; or

(g)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Act where it does not specify a special resolution.

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

The Articles provide that the Company must hold its annual general meeting once in every calendar year (being not more than 15 months from the last annual general meeting) at such time and place to be determined by the directors of Fury. Shareholders meetings are governed by the Articles of Fury but many important shareholder protections are also contained in the Canadian provincial securities laws that are applicable to Fury as a reporting issuer in all of the Provinces and Territories of Canada (“Canadian Securities Laws”) and the British Columbia Corporations Act. The Articles provide that Fury will provide at least 21 days' advance written notice of any meeting of shareholders and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The directors may fix in advance a date, which is no fewer than 21 days prior to the date of the meeting for the purpose of determining shareholders entitled to receive notice of and to attend and vote at a general meeting.

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

7.	Restrictions on Changes in Control, Mergers, Acquisitions or Corporate Restructuring of the Company

The Company’s Articles do not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of the Company. There are no adopted provisions in the Company’s Articles triggered by or affected by a change in outstanding shares which gives rise to a change in control.

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

Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company that is subject to the reporting requirements of the Securities Exchange Act of 1934 to disclose, in its annual reports filed with the Securities and Exchange Commission those shareholders who own more than 5% of a corporation’s issued and outstanding shares.

9.	Differences in Law between the US and British Columbia

Differences in the law between United States and British Columbia, where applicable, have been explained above within each category.

10.	Changes in the Capital of the Company

There are no conditions imposed by Fury’s Notice of Articles or Articles which are more stringent than those required by the Business Corporations Act.

Limitations on Rights of Non-Canadians

The Company is incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however, no such remittances are likely in the foreseeable future. See “Canadian Federal Income Tax Considerations for United States Residents” below.

There is no limitation imposed by Canadian law or by our Articles or other constituent documents of our Company on the right of a non-resident to hold or vote common shares of our Company. However, the Investment Canada Act (Canada) (the “Investment Act”) has rules regarding certain acquisitions of shares by non-Canadians, along with other requirements under that legislation.

The following discussion summarizes the principal features of the Investment Act for a non-Canadian (as defined under the Investment Act) who proposes to acquire common shares of our Company. The discussion is general only; it is not a substitute for independent legal advice from an investor’s own advisor; and it does not anticipate statutory or regulatory amendments.

The Investment Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures (each an “entity”). Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Act, the Investment Act generally prohibits implementation of the investment unless, after review, the Minister of Innovation, Science and Industry (the “Minister”) is satisfied that the investment is likely to be of net benefit to Canada.

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

For a direct acquisition that would result in an acquisition of control of our Company, subject to the exception for “WTO investors” that are controlled by persons who are nationals or permanent residents of World Trade Organization (“WTO”) member nations, a proposed investment generally would be reviewable where the value of the acquired assets is $5 million or more.

For a proposed indirect acquisition by an investor other than a so-called “WTO investor” that would result in an acquisition of control of our Company through the acquisition of a non-Canadian parent entity, the investment generally would be reviewable where the value of the assets of the entity carrying on the Canadian business, and of all other entities in Canada, the control of which is acquired, directly or indirectly, is $50 million or more.

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

The higher WTO threshold for direct investments and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on a “cultural business”. The acquisition of a Canadian business that is a cultural business is subject to lower review thresholds under the Investment Act because of the perceived sensitivity of the cultural sector.

If the Minister has reasonable grounds to believe that an investment by a non-Canadian “could be injurious to national security”, the Minister may send the non-Canadian a notice indicating that an order for review of the investment may be made. The review of an investment on the grounds of national security may occur whether or not an investment is otherwise subject to review on the basis of net benefit to Canada or otherwise subject to notification under the Investment Act.

Certain transactions, except those to which the national security provisions of the Investment Act may apply, relating to common shares of our Company are exempt from the Investment Act, including:

●	the acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

●

the acquisition of control of our Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, if the acquisition is subject to approval under the Bank Act, the Cooperative Credit Associations Act, the Insurance Companies Act or the Trust and Loan Companies Act; and

●

the acquisition of control of our Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of our Company, through the ownership of voting interests, remains unchanged.

C.	Material contracts

Except for contracts entered into in the ordinary course of business, the following are the only material agreements to which the Company is party (the “Material Contracts”):

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

The Company is incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See “Certain Canadian Federal Income Tax Information for United States Residents” below.

There is no limitation imposed by Canadian law or by the charter or other constituent documents of our Company on the right of a non-resident to hold or vote common shares of our Company. However, as discussed above in Item 10.B, “Memorandum and Articles of Association,” under the heading “Limitations on Rights of Non-Canadians,” the Investment Canada has rules regarding certain acquisitions of shares by non-residents, along with other requirements under that legislation.

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

No opinion from legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS, the Canada-U.S. Tax Convention (as defined below), and U.S. court decisions, that are in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax- deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers or dealers in securities or currencies or are traders in securities that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to the alternative minimum tax; (i) are partnerships and other pass-through entities (and investors in such partnerships and entities); (j) are S corporations (and shareholders therein); (k) are subject to special tax accounting rules; (l) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of our outstanding shares; (m) are U.S. expatriates or former long-term residents of the U.S.; or (n) hold Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

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

Passive Foreign Investment Company Rules

If we are considered a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe the potentially adverse U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

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

We generally will be a PFIC for any tax year in which (a) 75% or more of our gross income for such tax year is passive income (the “PFIC income test”) or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by us from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of any of our subsidiaries which are also PFICs (each, a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax as discussed below under the heading “Default PFIC Rules Under Section 1291 of the Code” on their proportionate share of any (i) distribution on the shares of a Subsidiary PFIC and (ii) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Common Shares are made. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the purchase of Common Shares and the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes a “qualified electing fund” or “QEF” election under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to the Common Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a “Non-Electing U.S. Holder”) will be subject to tax as described below.

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution received on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares of a PFIC (including an indirect disposition of shares of a Subsidiary PFIC), and any excess distribution received on such Common Shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates, as discussed below). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

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

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its Common Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us. However, for any tax year in which we are a PFIC and have no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election generally (a) may receive a tax-free distribution from us to the extent that such distribution represents “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which we were a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

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

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to Common Shares only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the U.S. Exchange Act or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be considered “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. U.S. Holders should consult their own tax advisors regarding the marketable stock rules.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a timely and effective Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in the Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Shares, over (ii) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a timely and effective Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

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

In addition, a U.S. Holder who acquires Common Shares from a decedent will not receive a “step up” in tax basis of such Common Shares to fair market value.

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

General Rules Applicable to the Acquisition, Ownership, and Disposition of Common Shares

The following discussion describes the general rules applicable to the ownership and disposition of the Common Shares but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

We do not expect to pay dividends with respect to the Common Shares in the foreseeable future. A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current and accumulated “earnings and profits”, as computed under U.S. federal income tax principles. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates when we are a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds our current and accumulated “earnings and profits”, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (refer to the “Sale or Other Taxable Disposition of Common Shares” section below). However, we may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may be required to assume that any distribution by us with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares generally will not be eligible for the “dividends received deduction” generally applicable to corporations. Subject to applicable limitations and provided we are eligible for the benefits of the Canada-U.S. Tax Convention, or the Common Shares are readily tradable on a United States securities market, dividends paid by us to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that we not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of. Gain or loss recognized on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Common Shares have been held for more than one year. Preferential tax rates may apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

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

Foreign Tax Credit

Dividends paid on the Common Shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Common Shares generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of Canada-U.S. Tax Convention may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has recently released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

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

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Common Shares generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

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

Certain Canadian Federal Income Tax Considerations for United States Residents

The following is a summary of certain Canadian federal income tax considerations generally applicable to the holding and disposition of our securities acquired by a holder who, at all relevant times, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”) (i) is not resident, or deemed to be resident, in Canada, (ii) deals at arm’s length with us and underwriters that we have recently used, and is not affiliated with us or the underwriters that we have recently used, (iii) holds our common shares as capital property, (iv) does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business carried on or deemed to be carried on in Canada and (v) is not a “registered non-resident insurer” or “authorized foreign bank” (each as defined in the Tax Act), or other holder of special status, and (b) for the purposes of the Canada-U.S. Tax Convention (the “Tax Treaty”), is a resident of the United States, has never been a resident of Canada, does not have and has not had, at any time, a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Tax Treaty. Holders who meet all the criteria in clauses (a) and (b) above are referred to herein as “U.S. Holders”, and this summary only addresses such U.S. Holders.

This summary does not deal with special situations, such as the particular circumstances of traders or dealers, tax exempt entities, insurers or financial institutions, or other holders of special status or in special circumstances. Such holders, and all other holders who do not meet the criteria in clauses (a) and (b) above, should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, the regulations thereunder in force at the date hereof  (the “Regulations”), the current provisions of the Tax Treaty, and our understanding of the administrative and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that such Proposed Amendments will be enacted in the form proposed. However, such Proposed Amendments might not be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative or assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada, which may differ significantly from those discussed in this summary.

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

A U.S. Holder will not be subject to tax under the Tax Act on a capital gain realized on a disposition or deemed disposition of a security, unless the security is “taxable Canadian property” to the U.S. Holder for purposes of the Tax Act and the U.S. Holder is not entitled to relief under the Tax Treaty.

Generally, the common shares will not constitute “taxable Canadian property” to a U.S. Holder at a particular time unless, at any time during the 60 month period immediately preceding the disposition, more than 50% of the fair market value of such security was derived, directly or indirectly, from one or any combination of: (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain other circumstances set out in the Tax Act, common shares could also be deemed to be “taxable Canadian property”.

Provided that the common shares are listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSXV) at the time of disposition, the common shares generally will not constitute “taxable Canadian property” of a U.S. Holder at that time unless, at any time during the 60 month period immediately preceding the disposition, the following two conditions are met concurrently: (i) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length, partnerships in which the U.S. Holder or such non-arm’s length person holds a membership interest (either directly or indirectly through one or more partnerships), or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of our company; and (ii) more than 50% of the fair market value of the shares of the company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain other circumstances set out in the Tax Act, common shares could also be deemed to be “taxable Canadian property”.

U.S. Holders who may hold common shares as “taxable Canadian property” should consult their own tax advisors with respect to the application of Canadian capital gains taxation, any potential relief under the Tax Treaty, and special compliance procedures under the Tax Act, none of which is described in this summary.

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

The documents concerning our Company referred to in this Annual Report may be viewed at our principal executive offices, 401 Bay Street, 16th Floor, Toronto, ON M5H 2Y4, during normal business hours. Copies of our financial statements and other continuous disclosure documents required under the Securities Act (British Columbia) are available for viewing on SEDAR+ at www.sedarplus.com.

I.	Subsidiary Information

See Item 4.C, “Organizational Structure”, for the Company’s material subsidiaries as at the date of this Annual Report.

J.	Annual Report to Security Holders

Under continuous disclosure requirements under Canadian securities laws, the Company is required to file annually on SEDAR+ within 90 days following the end of each fiscal year, the following annual continuous disclosure filings (together, the “Annual Filings”):

(i)	Management’s Discussion and Analysis in respect of such fiscal year on Form 51-102F1 (the “Annual MD&A”),

(ii)

the audited annual financial statements (the “Annual Financial Statements”) prescribed by Section 4.1 of National Instrument 51-102 – Continuous Disclosure Obligations (as adopted by the Canadian Securities Administrators),

(iii)	an annual information form on Form 51-102F2 (the “AIF”), and

(iv)	officer certifications on Form 52-109F1 executed by, respectively, our Chief Executive Officer and our Chief Financial Officer.

The Company will file a 6-K that includes the Annual Filings for the year ended December 31, 2024 in accordance with the EDGAR Filer Manual.

Item 11 — Quantitative and Qualitative Disclosures About Market Risk

The Company’s financial instruments as at December 31, 2024, consisted of cash, marketable securities, accounts receivable, other investments, deposits, and accounts payable and accrued liabilities. The Company’s financial instruments measured at fair value on a recurring basis were the Company’s marketable securities which were classified as Level 1, and other investments which were classified as Level 3. There were no financial assets or financial liabilities measured and recognized in the consolidated statements of financial position at fair value that would be categorized as level 2 in the fair value hierarchy.

The Company’s financial instruments are exposed to liquidity risk, credit risk and market risks, which include currency risk, interest rate risk and price risk. Details of the primary financial risks that the Company is exposed to are available in the notes to the Company’s consolidated financial statements for the year ended December 31, 2024.

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

As at December 31, 2024, the Company had unrestricted cash of $4,912 (December 31, 2023 – $7,313), working capital surplus of $8,045 (December 31, 2023 – $7,713), which the Company defines as current assets less current liabilities, and an accumulated deficit of $257,192 (December 31, 2023 – $149,054). During the year ended December 31, 2024, Fury Gold incurred a comprehensive loss of $108,141 (December 31, 2023 – $17,219, December 31, 2022 – income of $24,905). The Company expects to incur future operating losses in relation to exploration activities. With no source of operating cash flow, there is no assurance that sufficient funding will be available to conduct further exploration of its mineral properties.

The Company’s contractual obligations are as follows:

	Within 1 year	2 to 3 years	Over 3 years	At December 31 2024
Accounts payable and accrued liabilities	$855	$-	$-	$855
Quebec flow-through expenditure requirements	944	-	-	944
Undiscounted lease payments	65	-	-	65
Total	$1,864	$-	$-	$1,864

The Company also makes certain payments arising on mineral claims and leases on an annual or bi-annual basis to ensure all the Company’s properties remain in good standing. Cash payments of $212 were made during the year ended December 31, 2024, in respect of these mineral claims (December 31, 2023 - $298, December 31, 2022 - $215), with $27 recognized in prepaid expenses as at December 31, 2024 (December 31, 2023 – $78, December 31, 2022 - $78).

Credit risk

The Company’s cash and accounts receivables are exposed to credit risk, which is the risk that the counterparties to the Company’s financial instruments will cause a loss to the Company by failing to pay their obligations. The amount of credit risk to which the Company is exposed is considered insignificant as the Company’s cash is held with highly rated financial institutions in interest-bearing accounts and the accounts receivable primarily consist of sales tax receivables and a receivable from a reputable supplier of services in Canada.

Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Significant market risks to which the Company is exposed are as follows:

i.	Currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from the relevant functional currency (the Canadian dollar). The Company’s foreign currency exposure related to its financial assets and liabilities held in US dollars was as follows:

	Years ended December 31
	2024	2023	2022
Financial assets
US$ bank accounts	$1	$1	$1
Financial liabilities
Accounts payable	-	(7)	(61)
	$1	$(6)	$(60)

A 10% increase or decrease in the US dollar to Canadian dollar exchange rate would not have a material impact on the Company’s net loss.

ii.	Price risk

The Company holds certain investments in marketable securities which are measured at fair value, being the closing share price of each equity security at the date of the consolidated statements of financial position. The Company is exposed to changes in share prices which would result in gains and losses being recognized in the loss for the year. A 10% increase or decrease in the Company’s marketable securities’ share prices would not have a material impact on the Company’s net loss.

Item 12 — Description of Securities Other than Equity Securities

Not applicable

Part II

Item 13 — Defaults, Dividend Arrearages, and Delinquencies

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

Item 14 — Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15 — Controls and Procedures

A.	Disclosure Controls and Procedures

Disclosure controls and procedures (“DC&P”) are defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of December 31, 2024, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including the CEO and CFO, of the effectiveness of the Company's DC&P. Based on that evaluation, the CEO and CFO concluded that such DC&P were not effective at the reasonable assurance level as of December 31, 2024, due to the material weakness in our internal control over financial reporting as described below.

B.	Management’s annual report on internal control over financial reporting

Internal control over financial reporting (“ICFR”)

Internal control over financial reporting includes those policies and procedures that:

o	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

o

provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

o

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company assets, or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

It is management’s responsibility to establish and maintain adequate ICFR to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the IASB.

Management evaluated the design and operating effectiveness of the Company’s internal control over financial reporting based on the criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the CEO and CFO concluded that such ICFR were not effective at the reasonable assurance level as of December 31, 2024.

Material Weakness in Internal Control Over Financial Reporting

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In the fourth quarter of 2024, management determined that we had a material weakness in our internal control over financial reporting and disclosure controls and procedures related to the review of complex accounting transactions outside of the normal course of the Company’s operations. Specifically, we did not design and maintain controls to timely analyze and account for dilution gains or losses resulting from changes in ownership in associates accounted for using the equity method.

This control deficiency resulted in a misstatement of gain on investments and investments in associates relating to the Company’s investment in Dolly Varden, specifically an understatement of dilution gain on the consolidated statement of (earnings) loss and comprehensive (income) loss, as well as an understatement of our investment in associate balance on the statement of financial position, which management corrected via revision discussed above inSection 5 under “Revision of Prior Period Interim Financial Statements”.

Remediation Plan for the Material Weakness

We continue to be focused on designing and implementing effective internal controls to improve our internal control over financial reporting and remediate the material weakness. Our efforts include:

o	We are in the process of designing and implementing controls related to the review of complex accounting transactions outside of the normal course of the Company’s operations. Specifically, design and maintain controls to timely analyze and account for dilution gains or losses resulting from changes in ownership in associates accounted for using the equity method.
o	Hiring a third-party specialist to assist with the design of these controls.

The process of designing and maintaining effective internal control over financial reporting is a continuous effort that requires management to anticipate and react to changes in our business, economic and regulatory environments and to expend significant resources. As we continue to evaluate our internal control over financial reporting, we may take additional actions to remediate the material weakness or modify the remediation actions described above.

While we continue to devote significant time and attention to these remediation efforts, the material weakness will not be considered remediated until management completes the design and implementation of the actions described above and the controls operate for a sufficient period of time, and management has concluded, through testing, that these controls are effective.

C.	Attestation report of the registered public accounting firm

The Company has concluded that, as at June 30, 2024, the Company did not qualify as either an “accelerated filer” or a “large accelerated filer”, as these terms are defined under the Exchange Act. Accordingly, the Company qualifies as a “non-accelerated filer” under the Exchange Act and, as such, management’s report on the effectiveness of the Company’s ICFR is not subject to attestation by the Company’s registered public accounting firm. Accordingly, this Annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.

D.	Changes in internal control over financial reporting

Other than with respect to the material weakness and remediation efforts described in “Material Weakness in Internal Control over Financial Reporting” and “Remediation Plan for the Material Weakness” above, there were no changes in our internal control over financial reporting during the year ended December 31, 2024, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16 — [Reserved]

Item 16A — Audit committee financial expert

The current members of the Audit Committee are Steve Cook (Chairperson), Brian Christie, and Michael Hoffman. All current members of the Audit Committee are considered financially literate, and all are independent as such terms are defined under the NYSE American Company Guide.

The Company’s Board of Directors has determined that Steve Cook, the Chair of the Audit Committee of the Board, is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act and Form 20-F) and is an independent director under applicable laws and regulations and the requirements of the NYSE American.

Item 16B — Code of Ethics

The Company's board of directors has adopted a Code of Business Conduct and Ethics governing directors, officers, employees and contractors. The purpose of the Code of Business Conduct and Ethics is to deter wrongdoing and promote:

●	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

●	avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

●

full, fair, accurate, timely and understandable disclosure in reports and documents that Company files with, or submits to, the securities regulators and in other public communications made by Company;

●	compliance with applicable governmental laws, rules and regulations;

●	the prompt internal reporting to an appropriate person of violations of the Code of Business Conduct and Ethics;

●	accountability for adherence to the Code of Business Conduct and Ethics;

●	guidance to employees, contractors, officers and directors to help them recognize and deal with ethical issues; provide mechanisms to report unethical conduct; and

●	the Company’s culture of honesty and accountability.

The Code of Business Conduct and Ethics is available on the Company’s website at https://furygoldmines.com/about-us/governance/

During the most recently completed fiscal year, the Company has neither: (a) materially amended its Code of Ethics; nor (b) granted any waiver (including any implicit waiver) form any provision of its Code of Ethics.

Item 16C — Principal Accountant Fees and Services

The following table sets forth information regarding the amount billed and accrued to us by Deloitte LLP (PCAOB ID No. 1208) for the fiscal years ended December 31, 2024 and 2023:

Nature of Services	December 31, 2024	December 31, 2023
Audit Fees(1)	$523,364	$425,521
Audit-Related Fees(2)	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil
Total	$523,364	$425,521

Notes:

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits. In 2023 and 2024, the Audit Fees included fees incurred in connection with certain securities filings.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

Item 16D — Exemptions from the Listing Standards for Audit Committees.

Not applicable

Item 16E — Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable

Item 16F — Change in Registrant’s Certifying Accountant

Not applicable

Item 16G — Corporate Governance

The Company’s common shares are listed in the United States on the NYSE American stock exchange ("NYSE American"). The Company is considered a “foreign issuer” under the NYSE American Company Guide as it is incorporated under the laws of the Province of British Columbia. Section 110 of the NYSE American Company Guide permits NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations. The Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE American listing standards in the following manner:

●

Quorum Requirements:

Section 123 of the NYSE American Company Guide requires that the quorum for meetings of shareholders of a listed company be not less than 33-1/3% of the issued and outstanding shares entitled to vote at a meeting of shareholders. The Company’s quorum requirement is specified in its Articles as two shareholders, present in person or represented by proxy, who hold at least 25% of the issued shares entitled to be voted at each meeting of the shareholders of the Company. Accordingly, the Company does not satisfy the requirement of Section 123 of the NYSE American Company Guide that it have a quorum of not less than 33 1/3% of its outstanding shares.

●

Solicitation of Proxies:

NYSE American requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to applicable SEC proxy rules. The Company is a foreign private issuer as defined in Rule 3b-4 under the the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

●

Shareholders Approval for Dilutive Private Placement Financings:

Section 713 of the NYSE American Company Guide requires that the Company obtain the approval of its shareholders for share issuances equal to 20 percent or more pre-issuance outstanding shares for a price which is less than the greater of book or market value of the shares. There is no such requirement for shareholder approval under British Columbia law or under the Toronto Stock Exchange, the Company’s home country stock exchange. However, the rules of the Toronto Stock Exchange will require shareholder approval for (i) share issuances that materially affect control of the Company, and (ii) share issuances in connection with private placement or acquisition transactions where the number of shares to be issued exceeds 25% of the pre-issuance outstanding shares of the Company, on a non-diluted basis. The Company anticipates that it would seek a waiver from NYSE American’s section 713 requirements should a proposed share issuance trigger the NYSE American shareholders’ approval requirement in circumstances where the same financing does not trigger such a shareholder approval requirement under British Columbia law or under the rules of the Toronto Stock Exchange.

The foregoing are consistent with the laws, customs and practices in Canada.

Item 16H — Mine Safety Disclosure

Not applicable

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable

Item 16J. Insider Trading Policy

The Company’s Board of Directors adopted an Insiders Trading policy on April 16, 2021 of which a copy is available on the Company’s website at https://furygoldmines.com/about-us/governance/.

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

We have engaged third-party IT consultants to complete a cybersecurity audit of the Company’s IT infrastructure and systems in past years. We plan to continue conducting annual risk assessments to identify cybersecurity threats, as well as assessments in the event of a material change in our business practices that may affect information systems and our broader enterprise IT environment. These risk assessments include identification of reasonably foreseeable internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks.

Following these risk assessments, we plan to design, implement, and maintain reasonable safeguards to minimize identified risks; reasonably address any identified gaps in existing safeguards; and regularly monitor the effectiveness of our safeguards.

Our overall risk management system plans to include:

●	policies, standards and processes based upon National Institute of Standards and Technology (“NIST”), the International Organization for Standardization and other applicable industry standards;

●	regular assessments and deployment technical safeguards to improve the protection of our information systems;

●	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;

●	cybersecurity awareness training of our employees, incident response personnel, and senior management; and

●	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents.

We continue to make investments to enhance the protection of our information technology systems and our business from cybersecurity incidents

Part III

Item 17 — Financial Statements

See Item 18

Item 18 — Financial Statements

The Company’s Annual Consolidated Financial Statements appear on pages F1-F39 of this Annual Report and are incorporated herein by reference. Our audited financial statements as prepared by our management and approved by the Board of Directors include:

●	Consolidated Financial Statements for the Years Ended December 31, 2024, 2023 and 2022
●	Independent Auditors’ Report
●	Consolidated Statements of Financial Position
●	Consolidated Statements of (Earnings) Loss and Comprehensive (Income) Loss
●	Consolidated Statements of Cash Flows
●	Consolidated Statements of Changes in Shareholders’ Equity
●	Notes to the Consolidated Financial Statements

Item 19 — Exhibits

A.	Financial Statements

The financial statements and the notes thereto as required under Item 18 are attached hereto and found immediately following the text of this Annual Report:

Description	Page
Annual Consolidated Financial Statements of the Company	F1 - F36
Annual Consolidated Financial Statements of Dolly Varden	F39 - F61

B.	Index to Exhibits

Exhibit No.	Name
1.1

Certificate of Incorporation issued by the British Columbia Registrar of Companies under the British Columbia Business Corporations Act on June 9, 2008 (incorporated by reference to Exhibit 1.1 of the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2023 dated May 7, 2024)

1.2

Certificate of Name Change issued by the British Columbia Registrar of Companies under the British Columbia Business Corporations Act on October 15, 2013 (incorporated by reference to Exhibit 1.2 of the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2023 dated May 7, 2024)

1.3

Certificate of Name Change issued by the British Columbia Registrar of Companies under the British Columbia Business Corporations Act on October 8, 2020 (incorporated by reference to Exhibit 1.3 of the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2023 dated May 7, 2024)

1.4

Notice of Articles issued by the British Columbia Registrar of Companies under the British Columbia Business Corporations Act on September 6, 2023 (incorporated by reference to Exhibit 1.4 of the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2023 dated May 7, 2024)

1.5

Articles of the Company, as effective as of June 24, 2021 (incorporated by reference to Exhibit 1.5 of the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2023 dated May 7, 2024)

2.1	Description of Registered Securities (incorporated by reference to Exhibit 2.1 of the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2023 dated May 7, 2024)
4.1

Long-Term Incentive Plan approved and effective as of June 29, 2023 (incorporated by reference to Exhibit 4.1 of the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2023 dated May 7, 2024)

4.2

Shared Services agreement with Universal Mineral Services Ltd (incorporated by reference to Exhibit 4.2 of the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2023 dated May 7, 2024)

8.1	List of Subsidiaries of Fury Gold Mines Limited
11.1	Code of Business Conduct and Ethics policy
11.2	Insider Trading Policy
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Deloitte LLP
15.2	Technical Report Summary for the Eau Claire Project
15.3	Technical Report Summary for the Éléonore South Project
15.4	Consent of Bryan Atkinson, Qualified Person
15.5	Consent of Valerie Doyon
15.6	Consent of Davidson LLP
15.7	Proxy Information Circular dated May 14, 2024 for 2024 Annual Meeting, including report of the Compensation Committee
97.1

Policy For The Recovery Of Erroneously Awarded Incentive-Based Compensation (incorporated by reference to Exhibit 97.1 of the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2023 dated May 7, 2024)

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

Date: March 31, 2025

(An exploration company)

CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

Fury Gold Mines Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Fury Gold Mines Limited and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of (earnings) loss and comprehensive (income) loss, equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2024, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Mineral property interests – Impairment analysis – Refer to Notes 3 g) and 16 to the financial statements

Critical Audit Matter Description

The Company determined that an impairment indicator existed at December 31, 2024. The recoverable amount for its cash generating units (“CGUs”) is the greater of the fair value less cost of disposal and the value in use. The fair value less cost of disposal for its CGUs was calculated using the in-situ ounce multiples method. As the carrying values exceeded the recoverable amounts, an impairment loss was recorded.

While there are several estimates and assumptions that are required to determine the recoverable amount, the estimates and assumptions with the highest degree of subjectivity are the in-situ once multiples. This required a high degree of auditor judgment and an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

With the assistance of fair value specialists, our audit procedures related to the in-situ ounce multiples used to determine the recoverable amounts included evaluating the reasonableness of management’s determination of the in-situ ounce multiples by comparing to independent market data, among others.

/s/ Deloitte LLP

Chartered Professional Accountants

March 31, 2025

Vancouver, Canada

We have served as the Company's auditor since 2015.

Fury Gold Mines Limited
Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars)
		At December 31	At December 31
	Note	2024	2023
Assets
Current assets:
Cash	7	$4,912	$7,313
Marketable securities	8	2,358	1,166
Other investments	9	2,063	-
Accounts receivable		54	374
Prepaid expenses and deposits		522	592
		9,909	9,445
Non-current assets:
Restricted cash	7	144	144
Prepaid expenses and deposits		77	111
Property and equipment	10	326	588
Mineral property interests	11	45,200	142,639
Investments in associates	12	29,456	36,248
		75,203	179,730
Total assets		$85,112	$189,175

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities		$855	$1,034
Lease liability		65	154
Flow-through share premium liability	13	944	544
		1,864	1,732
Non-current liabilities:
Lease liability		-	74
Provision for site reclamation and closure	14	5,045	4,495
Total liabilities		$6,909	$6,301

Equity:
Share capital	18	$312,723	$310,277
Share option and warrant reserve	19	22,684	21,660
Accumulated other comprehensive loss		(12)	(9)
Deficit		(257,192)	(149,054)
Total equity		$78,203	$182,874
Total liabilities and equity		$85,112	$189,175

Commitments (notes 12(b), 13, 23); Subsequent events (note 26)

Approved on behalf of the Board of Directors:

“Forrester A. Clark”	“Steve Cook”
Chief Executive Officer	Director

The accompanying notes form an integral part of these consolidated financial statements.

Fury Gold Mines Limited

Fury Gold Mines Limited
Consolidated Statements of (Earnings) Loss and Comprehensive (Income) Loss
(Expressed in thousands of Canadian dollars, except per share amounts)
Years ended December 31
	Note	2024	2023	2022
Operating expenses:
Exploration and evaluation	15	$5,512	$9,311	$9,217
Fees, salaries and other employee benefits		2,202	2,630	3,199
Insurance		522	646	728
Legal and professional		789	863	804
Marketing and investor relations		677	737	809
Office and administration		461	384	398
Regulatory and compliance		214	275	218
		10,377	14,846	15,373

Other (income) expense, net:
Accretion on provision for site reclamation and closure	14	146	148	94
Amortization of flow-through share premium	13	(1,621)	(3,345)	(3,124)
Foreign exchange loss		13	13	9
Impairment expense	16	100,873	-	5,506
Interest expense		33	61	115
Interest income		(300)	(590)	(228)
Net gain on disposition of mineral interests	6,11	-	(468)	(48,390)
Net loss from associates	12	3,858	6,182	5,880
Gain on investments	12	(4,109)	-	-
Net (gain) loss on marketable securities	8	(373)	655	135
Other income	17	(566)	-	(91)
		97,954	2,656	(40,094)
(Earnings) loss before taxes		108,331	17,502	(24,721)
Income tax recovery	25	(193)	(289)	(187)
Net (earnings) loss for the year		108,138	17,213	(24,908)

Other comprehensive loss, net of tax
Unrealized currency loss on translation of foreign operations		3	6	3
Total comprehensive (income) loss for the year		$108,141	17,219	$(24,905)

(Earnings) loss per share:
Basic and diluted (earnings) loss per share	22	$0.73	$0.12	$(0.18)

The accompanying notes form an integral part of these consolidated financial statements.

Fury Gold Mines Limited

Fury Gold Mines Limited
Consolidated Statements of Equity
(Expressed in thousands of Canadian dollars, except share amounts)
	Number of common shares	Share capital	Share option and warrant reserve	Accumulated other comprehensive loss	Deficit	Total
Balance at December 31, 2021	125,720,950	$295,464	$18,640	$-	$(156,749)	$157,355
Comprehensive income (loss) for the year	-	-	-	(3)	24,908	24,905
Shares issued pursuant to offering, net of share issue costs	13,750,000	10,864	-	-	-	10,864
Share-based compensation	-	-	1,669	-	-	1,669
Balance at December 31, 2022	139,470,950	$306,328	$20,309	$(3)	$(131,841)	$194,793
Comprehensive loss for the year	-	-	-	(6)	(17,213)	(17,219)
Shares issued pursuant to offering, net of share issue costs	6,076,500	3,949	-	-	-	3,949
Share-based compensation	197,345	-	1,351	-	-	1,351
Balance at December 31, 2023	145,744,795	$310,277	$21,660	$(9)	$(149,054)	$182,874
Comprehensive loss for the year	-	-	-	(3)	(108,138)	(108,141)
Shares issued pursuant to offering, net of share issue costs (note 18)	5,320,000	2,446	-	-	-	2,446
Share-based compensation (note 19)	491,478	-	1,024	-	-	1,024
Balance at December 31, 2024	151,556,273	$312,723	$22,684	$(12)	$(257,192)	$78,203

The accompanying notes form an integral part of these consolidated financial statements.

Fury Gold Mines Limited

Fury Gold Mines Limited
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)
		Years ended December 31
	Note	2024	2023	2022
Operating activities:
Earnings (loss) for the year		$(108,138)	$(17,213)	24,908
Adjusted for:
Interest income		(300)	(590)	(228)
Items not involving cash:
Accretion of provision for site reclamation and closure	14	146	148	94
Amortization of flow-through share premium	13	(1,621)	(3,345)	(3,124)
Depreciation	10	297	343	341
Impairment expense	16	100,873	-	5,506
Interest expense		25	61	100
Net gain on disposition of mineral interests	6,11	-	(468)	(48,390)
Net loss from associates	12	3,858	6,182	5,880
Net (gain) loss on marketable securities	8	(373)	655	135
Gain on investments		(4,109)	-	-
Share-based compensation	19	859	1,351	1,669
Changes in non-cash working capital	21	410	(184)	(903)
Cash used in operating activities		(8,073)	(13,060)	(14,012)
Investing activities:
Acquisition of mineral interests, inclusive of transaction fees	11	(3,030)	-	(1,281)
Acquisition of Universal Mineral Services Ltd		-	-	(1)
Increase in restricted cash	7	-	-	(14)
Interest income		300	590	228
Marketable securities additions	8	(1,300)	-	(60)
Option payment received	11	-	125	310
Other investments additions	9	(2,063)	-	-
Proceeds from disposition of mineral interests, net of transaction costs	6	-	1,350	4,479
Proceeds from disposition of investment in associate, net of transaction costs	12	7,042	-	6,774
Proceeds from disposition of marketable securities, net of transaction costs	8	481	381	-
Property and Equipment additions	10	(35)	-	-
Cash provided by investing activities		1,395	2,446	10,435
Financing activities:
Proceeds from issuance of common shares, net of costs	18	4,468	7,838	10,864
Lease payments		(191)	(214)	(235)
Cash provided by financing activities		4,277	7,624	10,629
Effect of foreign exchange on cash		-	(6)	(2)
Increase (decrease) in cash		(2,401)	(2,996)	7,050
Cash, beginning of the year		7,313	10,309	3,259
Cash, end of the year	7	$4,912	$7,313	$10,309

Supplemental cash flow information (note 21)

The accompanying notes form an integral part of these consolidated financial statements.

Fury Gold Mines Limited

Note 1: Nature of operations

Fury Gold Mines Limited (the “Company” or “Fury Gold”) was incorporated on June 9, 2008, under the Business Corporations Act (British Columbia) and is listed on the Toronto Stock Exchange and the NYSE-American, with its common shares trading under the symbol FURY. The Company’s registered and records office is at 1500-1055 West Georgia Street Vancouver, BC, V6E 4N7 and the mailing address is 401 Bay Street, 16th Floor, Toronto, Ontario, M5H 2Y4.

The Company’s principal business activity is the acquisition and exploration of resource projects in Canada. At December 31, 2024, the Company had three principal projects: Committee Bay in Nunavut, and Eau Claire and Éléonore South in Quebec, which the Company now owns 100%, after acquiring the 49.978% interest, previously held by Newmont Corporation (“Newmont”), in February 2024. Additionally, the Company holds a 16.11% common share interest in Dolly Varden Silver Corporation (“Dolly Varden”) at December 31, 2024, which owns the Kitsault project in British Columbia and a 25% interest in Universal Mineral Services Limited (“UMS”), a private shared-services provider.

Sale of Homestake Resources Corporation (“Homestake Resources”)

On December 6, 2021, the Company entered into a definitive agreement (the "Purchase Agreement") with Dolly Varden pursuant to which the Company agreed to sell to Dolly Varden a 100% interest in Fury Gold's wholly owned subsidiary, Homestake Resources, in exchange for $5,000 in cash and 76,504,590 common shares in Dolly Varden. Homestake Resources was the owner of a 100% interest in the Homestake Ridge gold-silver project which is located adjacent to the Dolly Varden Project owned by Dolly Varden in the Golden Triangle, British Columbia (“the Dolly Varden Transaction”). The Dolly Varden Transaction completed on February 25, 2022. As a result, Fury acquired the 76,504,590 Dolly Varden Shares on February 25, 2022, representing approximately 35.33% of the Dolly Varden Shares outstanding and 32.88% of Dolly Varden on a fully diluted basis as of that date.

In connection with the Dolly Varden Transaction and as contemplated in the Purchase Agreement, Dolly Varden and Fury Gold had also entered into an investor rights agreement dated February 25, 2022 (the "Investor Rights Agreement"). Pursuant to its obligations under the Investor Rights Agreement, Dolly Varden had appointed Forrester “Tim” Clark, the Chief Executive Officer (“CEO”) of Fury Gold, and Michael Henrichsen, the former Chief Geological Officer of Fury Gold, to the board of directors of Dolly Varden.

(a)

On October 13, 2022, the Company announced that it had completed a non-brokered sale agreement to sell 17,000,000 common shares of Dolly Varden at $0.40 per share, representing approximately 7.4% of the outstanding common shares. The net proceeds received by the Company upon close of the transaction was $6,774.

(b)

On March 12, 2024, the Company sold 5,450,000 common shares of Dolly Varden at $0.735 per Share for gross proceeds of $4,006, thus reducing its position to 19.99% of Dolly Varden, and decreasing its right to one director on Dolly Varden under its Investors Rights Agreement, to which notice had been given.

(c)

On October 4, 2024, the Company further sold 3,000,000 common shares of Dolly Varden at $1.119 per Share for gross proceeds of $3,356. As at December 31, 2024, the Company held a 16.11% interest in Dolly Varden.

Acquisition of 25% equity interest in Universal Mineral Services Ltd.

On April 1, 2022, the Company purchased a 25% share interest in UMS, a private shared-services provider for nominal consideration. The remaining 75% of UMS is owned equally by three other junior resource issuers, namely Tier One Silver Inc., Coppernico Metals Inc., and Torq Resources Inc. Previously, UMS had been privately owned by a director in common, Mr. Ivan Bebek, then subsequently from January 1, 2022, by Mr. Steve Cook, another director in common, until March 31, 2022.

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

Fury Gold Mines Limited

Increase in ownership interest of Éléonore South

On September 12, 2022, the Company and its joint operation partner Newmont, through their respective subsidiaries, completed the acquisition of the remaining approximately 23.77% participating interest of Azimut Exploration Inc. in the Éléonore South Joint Venture (“ESJV”), on a pro-rata basis. As a result of the transaction, the 100% ESJV participating interests at December 31, 2022 and 2023 were held 50.022% by the Company and 49.978% by Newmont, with Fury Gold remaining the operator under an amended and restated joint operating agreement.

On February 29, 2024, the Company and Newmont, through their respective subsidiaries, entered into a new agreement whereby the Company acquired 100% control of the interests, consolidating these properties into the Company’s portfolio and dissolving the joint venture.

Note 2: Basis of presentation

These consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”), effective for the year ended December 31, 2024. IFRS Accounting Standards as issued by the IASB comprises IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”), and the former Standing Interpretations Committee (“SICs”).

These consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on March 31, 2025.

Note 3: Material Accounting Policy Information

a)	Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for those assets and liabilities that are measured at revalued amounts or fair values at the end of each reporting period.

b)	Currency of presentation

The Company’s presentation currency is the Canadian (“CAD”) dollar. All amounts, with the exception of per share amounts, are expressed in thousands of Canadian dollars, unless otherwise stated. References to US$ are to United States (“US”) dollars.

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

The subsidiaries (with a beneficial interest of 100%) of the Company as at December 31, 2024 were as follows:

Subsidiary	Place of incorporation	Functional currency
Eastmain Mines Inc. (“Eastmain Mines”) (a)	Canada	CAD
Eastmain Resources Inc. (“Eastmain”)	ON, Canada	CAD
Fury Gold USA Limited (“Fury Gold USA”) (b)	Delaware, U.S.A.	USD
North Country Gold Corp. (“North Country”)	BC, Canada	CAD

(a) The entity is incorporated federally in Canada.

(b) Fury Gold USA provided certain administrative services with respect to employee benefits for US resident personnel.

Fury Gold Mines Limited

Investments in associates

These consolidated financial statements also include the following investments in associates:

Associates	Ownership interest	Location	Classification and accounting method
Dolly Varden	16.11%	BC, Canada	Associate; equity method
UMS	25.00%	BC, Canada	Associate; equity method

d)	Foreign currency translation

The financial statements of the Company and each of its subsidiaries are prepared in its functional currency determined on the basis of the currency of the primary economic environment in which such entities operate. The presentation and functional currency of the Company and each of its subsidiaries, with the exception of Fury Gold USA, is the Canadian dollar. Fury Gold USA’s functional currency has been determined to be the US dollar.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing at the transaction dates. At each reporting date, monetary items denominated in foreign currencies are translated into the entity’s functional currency at the then prevailing rates and non-monetary items measured at historical cost are translated into the entity’s functional currency at rates in effect at the date the transaction took place.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are included in the consolidated statements of (earnings) loss and comprehensive (income) loss for the period in which they arise.

e)	Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid short-term investments that are readily convertible to cash and have maturities with terms of less than ninety days and/or with original maturities over ninety days but redeemable on demand without penalty. As at December 31, 2024 and 2023, the Company did not have any cash equivalents.

f)	Property and equipment

Property and equipment are stated at cost less accumulated amortization and impairment losses. Amortization is calculated using the straight-line method over the estimated useful lives as follows:

●	Computer equipment3 years
●	Machinery and equipment5-10 years
●	Right-of-use (“ROU”) assets the lease term, unless the transfer of the asset ownership is reasonably certain at the end of the lease term, whereupon depreciation is over the useful life.

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

Fury Gold Mines Limited

The Company accounts for mineral property interests in accordance with IFRS 6 – Exploration for and evaluation of mineral properties (“IFRS 6”).

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

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation activities including, but not limited to, researching and analyzing existing exploration data, conducting geological studies, exploration drilling and sampling, and payments made to contractors and consultants in connection with the exploration and evaluation of the property, are expensed in the period in which they are incurred as exploration and evaluation costs on the consolidated statements of (earnings) loss and comprehensive (income) loss.

Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed as administrative costs in the period in which they occur.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to exploration and evaluation costs.

When a project is deemed to no longer have commercially viable prospects to the Company, all capitalized acquisition costs in respect of that project are deemed to be impaired. As a result, those costs, in excess of the estimated recoverable amount, are expensed to the consolidated statements of (earnings) loss and comprehensive (income) loss.

The Company considers each group of claims in close proximity to one another as individual cash-generating units (“CGU”). The Company assesses mineral property interests as a CGU for impairment when facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and its value in use and can be determined by factors including comparable public company resources, precedent transactions and valuing the Company’s projects using a reasonable per ounce valuation.

Once the technical feasibility and commercial viability of extracting the mineral resources has been determined, the property is considered to be a mine under development at which point the assets and further related costs no longer fall under the guidance of IFRS 6.

h)	Joint arrangement

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

i)	Investments in associates

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

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company's share of earnings and losses of its associate are recognized in net (earnings)/loss during the period.

Fury Gold Mines Limited

j)	Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets to determine whether there are any indicators of impairment. If any such indicator exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Where the asset does not generate cash inflows that are independent from other assets, the Company estimates the recoverable amount of the CGU to which the asset belongs. Any intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired. An asset’s recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount and an impairment loss is recognized immediately in the consolidated statements of (earnings) loss and comprehensive (income) loss. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized. A reversal of impairment is recognized in the consolidated statements of (earnings) loss and comprehensive (income) loss.

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

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by using the rate implicit in the lease or the Company’s incremental borrowing rate, if the rate implicit in the lease cannot be determined. Lease payments included in the measurement of the lease liability are:

●	fixed payments (including in-substance fixed payments), less any lease incentives receivable;
●	variable payments that depend on an index or rate;
●	amount expected to be payable by the lessee under residual value guarantees;
●	exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and
●	penalties for terminations, unless the Company is reasonably certain the options will not be exercised.

l)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Fury Gold Mines Limited

m)	Provision for site reclamation and closure

An obligation to incur rehabilitation and site restoration costs arises when an environmental disturbance is caused by the exploration, development, or on-going production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project as soon as the obligation to incur such costs arises, as well when changes in estimates occur year over year. These costs are charged to the consolidated statements of (earnings) loss and comprehensive (income) loss over the life of the operation through amortization and the unwinding of the discount in the provision.

n)	Flow-through common shares

Canadian income tax legislation permits companies to issue flow-through instruments whereby the income tax deductions generated by eligible expenditures of the Company, defined in the Income Tax Act (Canada) as qualified Canadian exploration expenses (“CEE”), are claimed by the investors rather than by the Company. Shares issued on a flow-through basis are typically sold at a premium above the market share price which relates to the tax benefits that will flow through to the investors. The Company often issues flow-through shares as part of its equity financing transactions in order to fund its Canadian exploration activities. The Company estimates the portion of the proceeds attributable to the premium as being the excess of the flow-through share price over the market share price of the common shares without the flow-through feature at the time of issuance. The premium is recorded as a liability which represents the Company’s obligation to spend the flow-through funds on eligible expenditures and is amortized through the consolidated statements of (earnings) loss and comprehensive (income) loss as the eligible expenditures are incurred.

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

The fair value of share options, measured using the Black-Scholes option pricing model at the date of grant, is charged to the consolidated statements of (earnings) loss and comprehensive (income) loss over the vesting period. Performance vesting conditions and forfeitures are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest.

Where the terms and conditions of options are modified before they vest, any change in the fair value of the options, measured immediately before and after the modification, is also charged to the consolidated statements of (earnings) loss and comprehensive (income) loss over the remaining vesting period.

Fury Gold Mines Limited

Equity instruments granted to non-employees are recorded in the consolidated statements of (earnings) loss and comprehensive (income) loss at the fair value of the goods or services received, unless they are related to the issuance of shares. Costs related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for a share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

All equity-settled share-based payments are recorded in the share option and warrant reserve until exercised. Upon exercise, shares are issued from treasury and the amount previously recorded in share option and warrant reserve is reclassified to share capital along with any consideration paid.

Deferred, Performance and Restricted Share Units (“DSU”, “PSU” and “RSU”)

Under the Company’s Long-term incentive (“LTI”) plan, the board can issue DSU’s, PSU’s or RSU’s to eligible members of management and or the board. The fair value of these shares will be determined at the time that they are granted and will be charged to the consolidated statements of (earnings) loss and comprehensive (income) loss at the time all vesting criteria have been met.

DSU’s, PSU’s or RSU’s issued under the Company’s LTI plan vest on or before the third anniversary of the grant or as otherwise provided and may be settled in the form of the Company's common shares or, at the option of the Company, the cash equivalent based on the market price of the common shares as of the vesting date.

The Company has historically settled RSUs in common shares. The Company has no present obligation to settle these in cash.

q)	Income taxes

Income tax reported in the consolidated statements of (earnings) loss and comprehensive (income) loss for the period presented comprises current and deferred income tax. Income tax is recognized in the consolidated statements of (earnings) loss and comprehensive (income) loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

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

Fury Gold Mines Limited

On initial recognition, all financial assets and liabilities are recorded by the Company at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as fair value through profit or loss for which transaction costs are expensed in the period in which they are incurred.

i)	Amortized cost

Financial assets that meet the following conditions are measured subsequently at amortized cost:

●	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and
●	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method.

ii)	Fair value through other comprehensive income (”FVTOCI")

Financial assets that meet the following conditions are measured at FVTOCI:

●	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
●	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company does not have any financial assets classified as FVTOCI at December 31, 2024 and 2023.

iii)	Financial assets measured subsequently at fair value through profit or loss (“FVTPL”)

By default, all other financial assets are measured subsequently at FVTPL.

The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases. Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship. Fair value is determined in the manner described in note 23.

iv)	Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements, and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue, or cancellation of the Company’s own equity instruments.

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

Fury Gold Mines Limited

s)	Other Comprehensive (Income) loss

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

Note 4: Changes in accounting standards

Application of new and revised accounting standards:

The Company has adopted the following amended accounting standards and policies effective January 1, 2024.

Amendments to IAS 1 Presentation of Financial Statements — Classification of Liabilities as Current or Non-current

The amendments to IAS 1 published in January 2020 affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items.

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

There was no impact to the Company’s financial statements for the year ended December 31, 2024, upon adoption.

Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures — Supplier Finance Arrangements

The amendments add a disclosure objective to IAS 7 stating that an entity is required to disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows. In addition, IFRS 7 was amended to add supplier finance arrangements as an example within the requirements to disclose information about an entity’s exposure to concentration of liquidity risk.

There was no impact to the Company’s financial statements for the year ended December 31, 2024, upon adoption.

Amendment to IFRS 16 Leases — Lease Liability in a Sale and Leaseback

The amendments to IFRS 16 add subsequent measurement requirements for sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale. The amendments require the seller-lessee to determine ‘lease payments’ or ‘revised lease payments’ such that the seller-lessee does not recognise a gain or loss that relates to the right of use retained by the seller-lessee, after the commencement date.

There was no impact to the Company’s financial statements for the year ended December 31, 2024, upon adoption.

New and amended standards not yet effective:

The following new and amended standards, which are not yet effective, have not been applied by the Company in these financial statements.

Fury Gold Mines Limited

Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

The IASB has issued 'Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)' to address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9 'Financial Instruments'. The amendments include changes to derecognition of a financial liability settled through electronic transfer, classification of financial assets, and disclosures, and are effective for reporting periods beginning on or after January 1, 2026. The Company is currently evaluating the impact of the new standard on its financial statements.

IFRS 18 Presentation and Disclosures in Financial Statements

In April 2024, the IASB issued a new standard which replaces IAS 1. IFRS 18 Presentation and Disclosure in Financial Statements carries forward many requirements in IAS 1 and complements them with new requirements. IFRS 18 includes requirements for all entities applying IFRS for the presentation and disclosure of information in financial statements. The new standard applies to annual reporting period beginning on or after January 1, 2027. The Company is currently evaluating the impact of the new standard on its financial statements.

Note 5: Critical accounting estimates and judgments

The preparation of financial statements in conformity with IFRS Accounting Standards as issued by the IASB requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

Critical accounting judgments exercised in applying accounting policies, apart from those involving estimates, which have the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

(a)	Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

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

Assessments of impairment indicators are performed at the CGU level and judgment is involved in assessing whether there is any indication that an asset or a CGU may be impaired. The assessment of the impairment indicators involves the application of a number of significant judgments and estimates to certain variables, including metal price trends, exploration plans for properties, and the results of exploration and evaluation to date.

(d)	Income taxes

The provision for income taxes and composition of income tax assets and liabilities requires management’s judgment. The application of income tax legislation also requires judgment in order to interpret legislation and to apply those findings to the Company’s transactions.

Credit on duties refundable for loss and refundable tax credits for resource investment

Fury Gold Mines Limited

The Company is entitled to a refundable credit on duties of 12% for eligible losses under the Quebec Mining Duties Act and a refundable resource investment tax credit of 38.75% under the Quebec Income Tax Act. These credits are applicable to qualified exploration expenditures on properties located within the province of Quebec. Application for these credits is subject to verification and, as such, they are recognized only when they are received or when a notice of assessment confirming the amount to be paid is issued. During the year ended December 31, 2024, the Company received a refund of $193 ( December 31, 2023 – $307, December 31, 2022 – $187) which was classified as income tax recoveries on the consolidated statements of (earnings) loss and comprehensive (income) loss.

(e)	Determination of control of subsidiaries and joint arrangements

Judgment is required to determine when the Company has control of subsidiaries or joint control of joint arrangements. This requires an assessment of the relevant activities of the investee, being those activities that significantly affect the investee’s returns (including operating and capital expenditure decision-making, financing of the investee, and the appointment, remuneration, and termination of key management personnel) and when the decisions in relation to those activities are under the control of the Company or require unanimous consent from the investors.

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

Financial instruments are assessed upon initial recognition to determine whether they meet the definition of a financial asset, financial liability, or equity instrument depending on the substance of the contractual arrangement. Judgement is required in making this determination as the substance of a transaction may differ from its legal form. Once a determination is made, IFRS Accounting Standards as issued by the IASB require that financial instruments be measured at fair value on initial recognition. For financial instruments that do not have quoted market prices or observable inputs, judgements are made in determining what are appropriate inputs and assumptions to use in calculating the fair value.

Key sources of estimation uncertainty that have significant risk of causing a material adjustment to the carrying amount of assets and liabilities are as follows:

(h)	Reclamation obligations

Management assesses its reclamation obligations annually and when circumstances suggest that a material change to the obligations have occurred. Significant estimates and assumptions are made in determining the provision for site reclamation and closure because there are numerous factors that will affect the ultimate liability that becomes payable. These factors include estimates of the extent, the timing, and the cost of reclamation activities, regulatory change, cost increases, and changes in discount rates. Those uncertainties may result in actual expenditures differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required. Changes to estimated future costs are recognized in the consolidated statements of financial position by adjusting the reclamation asset and liability.

Key assumptions included in the estimate of the reclamation obligations for the Company’s properties in Quebec and Nunavut were as follows:

		Years ended December 31
	2024	2023	2022
Risk-free interest rate	3.23%-3.33%	3.02%	3.28%
Annual inflation	2.29%-2.83%	2.25%	2.50%

Fury Gold Mines Limited

(i)	Share-based compensation

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

Management judgment and estimates are required in assessing whether deferred tax assets and deferred tax liabilities are recognized in the consolidated statements of financial position. Judgments are made as to whether future taxable profits will be available in order to recognize deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, and other capital management transactions. These judgments and assumptions are subject to risk and uncertainty, and changes in circumstances may alter expectations which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the consolidated statements of financial position and the benefit of other tax losses and temporary differences not yet recognized.

Note 6: Sale of Homestake Resources

On February 25, 2022, the Company completed the sale of Homestake Resources to Dolly Varden for cash proceeds of $5,000 and 76,504,590 common shares of Dolly Varden (note 1). The Company’s resulting interest in Dolly Varden represented approximately 35.3% of the issued and outstanding common shares of Dolly Varden on February 25, 2022, which has been accounted for using the equity method (note 3). The Company recognized a gain of $48,390, net of transaction costs of $589, on the date of disposition, calculated as follows:

Total
Net assets derecognized:
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

Note 7: Cash and restricted cash

Cash and restricted cash held by the Company were as follows:

Fury Gold Mines Limited

	At December 31
	2024	2023
Cash	$4,912	$7,313
Restricted cash	144	144
	$5,056	$7,457

Restricted cash includes an amount of $75 ( December 31, 2023 – $75) in connection with an irrevocable standby letter of credit in favor of Kitikmeot Inuit Association in connection with the Company’s Committee Bay project. The balance are mainly GIC’s held with financial institutions as security for the Company credit cards. Restricted cash is classified as a non-current asset and is not available for use within one year of the date of the consolidated statements of financial position.

Note 8: Marketable securities

The marketable securities held by the Company were as follows:

Total
Balance at December 31, 2022	$582
Additions	1,619
Sale of marketable securities	(381)
Realized gain on disposition	293
Unrealized net loss	(947)
Balance at December 31, 2023	$1,166
Additions	1,300
Sale of marketable securities	(481)
Realized loss on disposition	(60)
Unrealized net gain	433
Balance at December 31, 2024	$2,358

On February 29, 2024, the Company acquired a 10.9% common share ownership of Sirios Resources Inc. (“Sirios”) for $1,300, as part of another transaction (note 11) to consolidate its Éléonore South project ownership. The 30,392,372 Sirios common shares had been acquired for investment purposes and the Company will evaluate its investment in Sirios on an ongoing basis with respect to any possible additional purchases or dispositions, whereupon any such marketable securities transactions are accounted for as of the trade date.

During the first quarter of 2024, Fury Gold sold an aggregate of 1,514,000 Sirios common shares, lowering its holdings to less than 9.9% as at December 31, 2024.

During the year ended December 31, 2023, the Company received 3,500,000 common shares of Ophir Gold Corp in respect of the sale of certain mineral claims in Quebec. Additionally, the Company received 650,000 Q2 Metals Corp common shares as settlement for a royalty extinguishment agreement which had nil carrying value at the time of the transaction as well as 1,237,216 Benz Mining Corp common shares as part of the 3rd option payment for the Eastmain Mine property agreement.

Purchases and sales of marketable securities are accounted for as of the trade date.

Note 9: Other investments

On August 13, 2024, the Company purchased 764,993 Series C Preferred Shares of Alsym Energy Inc. for a total cash purchase price of $2,063. This investment is accounted for as an investment in equity.

This investment is classified as a Level 3 Financial Asset and is accounted for at its fair value and revalued at each reporting date through profit and loss (note 23).

Fury Gold Mines Limited

Note 10: Property and equipment

Property and equipment are recorded at cost, and at December 31, 2024 and 2023, were comprised as follows:

	Machinery and equipment	Office lease	Other	Total
Cost
At December 31, 2022 and 2023	$2,272	$531	$11	$2,814
Additions	35	-	-	35
At December 31, 2024	$2,307	$531	$11	$2,849

Accumulated depreciation
At December 31, 2022	$(1,593)	$(283)	$(7)	$(1,883)
Depreciation	(205)	(134)	(4)	(343)
At December 31, 2023	$(1,798)	$(417)	$(11)	$(2,226)
Depreciation	(207)	(90)	-	(297)
At December 31, 2024	$(2,005)	$(507)	$(11)	$(2,523)

Net book value
At December 31, 2023	$474	$114	$-	$588
At December 31, 2024	$302	$24	$-	$326

Note 11: Mineral property interests

The Company’s principal resource properties are located in Canada.

Quebec

The Company maintains interests in 12 properties within the James Bay region of Quebec. The three largest projects are:

Eau Claire

The Company owns a 100% interest in the Eau Claire project located immediately north of the Eastmain reservoir, approximately 10 kilometres (km) northeast of Hydro Quebec’s EM-1 hydroelectric power facility, 80 km north of the town of Nemaska, 320 km northeast of the town of Matagami, and 800 km north of Montreal, Quebec. The property consists of map-designated claims totaling approximately 23,000 hectares.

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

Fury Gold Mines Limited

Éléonore South

The Éléonore South project consists of two separate blocks of map-designated claims, comprising a total of 282 claims covering approximately 147 km2 of the Opinaca area of James Bay, Quebec. The Éléonore West block consists of 34 mineral claims covering approximately 18 km2, while the Éléonore South block contains 248 claims extending over an area of approximately 130 km2. The project was a joint operation, and the project ownership was based on participation in the funding of annual exploration programs. At December 31, 2023, the project was held by the partners approximately as follows: Fury Gold 50.022% and Newmont 49.978%. The Company was the operator of the project.

On February 29, 2024, the Company and Newmont, through their respective subsidiaries, entered into a new agreement whereby the Company acquired 100% control of the interests, consolidating these properties into the Company’s portfolio.

Nunavut

Committee Bay

The Company, through its wholly owned subsidiary North Country, owns a 100% interest in the Committee Bay project located in Nunavut, Canada. The Committee Bay project includes approximately 250,000 hectares situated along the Committee Bay Greenstone Belt located within the Western Churchill province of Nunavut. The Committee Bay project is subject to a 1% Net Smelter Royalty (“NSR”) on gold production, with certain portions subject to an additional 1.5% NSR. The 1.5% NSR is payable on only 7,596 hectares and can be purchased by the Company within two years of commencement of commercial production for $2,000 for each one-third (0.5%) of the 1.5% NSR.

Gibson MacQuoid

In 2017, the Company acquired a number of prospecting permits and mineral claims along the Gibson MacQuoid Greenstone Belt in Nunavut, Canada. In 2019, the Company staked additional claims, which overlapped the Company’s prospecting claims that expired in February 2020, to maintain a contiguous land package over the Company’s current areas of interest. The Company’s claims, which are located between the Meliadine deposit and Meadowbank mine, cover approximately 120 km of strike length of the prospective greenstone belt and total 51,622 hectares collectively.

A summary of the carrying amounts is as follows:

	Quebec	Nunavut	Total
Balance at December 31, 2022	$125,656	$19,534	$145,190
Option payment received	(880)	-	(880)
Disposition	(1,746)	-	(1,746)
Change in estimate of provision for site reclamation and closure (note 14)	(52)	127	75
Balance at December 31, 2023	$122,978	$19,661	$142,639
Additions(a)	3,030	-	3,030
Change in estimate of provision for site reclamation and closure (note 14)	(23)	427	404
Impairment	(88,885)	(11,988)	(100,873)
Balance at December 31, 2024	$37,100	$8,100	$45,200

(a) On February 29, 2024, the Company, and its joint operation partner Newmont, through their respective subsidiaries, closed a transaction whereby the Company acquired 100% control of the joint operation interests, the Éléonore South project, consolidating these properties into the Company’s portfolio at which time the joint venture operation was dissolved. The 49.978% that Newmont held was acquired by the Company for $3,000 while incurring $30 in transaction costs. As part of the same transaction, the Company also acquired a 10.9% interest in Sirios, as disclosed in note 8.

Fury Gold Mines Limited

During the year ended December 31, 2023, the Company received settlement for the sale of claims, certain common shares of publicly traded entities. These have been classified as marketable securities (note 8).

On December 12, 2022, the Company entered into an Option Agreement (“the Ophir Agreement”), pursuant to which Ophir Gold Corp. (the “Optionee”) would acquire a 100% interest in the Radis Property through payment of certain cash and common shares over a three-year period, payments of which may be accelerated by the Optionee. The Company shall retain a 2% NSR on the property, three-quarters of which may be purchased by the Optionee for $1,500. The Agreement was subject to certain closing conditions, which were met on January 25, 2023. The first option payment, comprising a cash payment of $50 and 2,500,000 common shares of Ophir Gold with a fair value of $625, was received upon closing, while the second option payment was received during December 2023 comprising of $75 cash and 1,000,000 common shares with a fair value of $130 upon date of receipt for a total of $880. The common shares of Ophir Gold have been classified as marketable securities (note 3). During November 2024, prior to the receipt of the third option payment, the Optionee informed the Company that it is terminating the agreement.

On August 16, 2023, the Company entered into a royalty extinguishment agreement whereby certain Eastmain net smelter royalties of the Mia project were extinguished in exchange for marketable securities to the value of $468 as at the date of the agreement.

In November 2023, the Company received the final option payment of $1,725, comprising of $1,350 cash and 1,237,216 shares with a fair value upon date of receipt of $396 for a total of $1,746, from Benz Mining in respect of the option agreement to acquire 75% of certain Eastmain Mine properties and Ruby Hill properties. The transfer of the 75% ownership was accepted by the Resource Minister of Quebec on January 17, 2025.

The Company’s market capitalization has persistently been below the carrying value of its mineral properties over the last few years, and, as a consequence, the Company engaged a third-party valuation specialist to conduct a review to determine a more reflective carrying value. As a result, the report recommended an impairment charge to these properties, to better align with the market capitalization value (note 16).

Note 12: Investments in associates

(a)	Summarized financial information of the Company’s investments in associates:

The carrying amounts of the Company’s investments in associates were as follows:

	Dolly Varden	UMS	Total
Carrying amount at December 31, 2022	$42,303	$127	$42,430
Company’s share of net loss of associates	(6,177)	(5)	(6,182)
Carrying amount at December 31, 2023	$36,126	$122	$36,248
Company’s share of net loss of associates	(3,837)	(21)	(3,858)
Disposition	(5,017)	-	(5,017)
Dilution gain	2,083	-	2,083
Carrying amount at December 31, 2024	$29,355	$101	$29,456

The quoted fair market value of the Company’s equity interest in Dolly Varden at December 31, 2024 was $49,012 ( December 31, 2023 - $51,769) based on the closing share price on the TSX Venture Exchange on that date.

During the year ended December 31, 2024 the Company sold an aggregate of 8,450,000 shares of Dolly Varden for net proceeds of $7,042. The Company’s investment was also diluted through financing rounds by Dolly Varden in which the Company did not participate. As a results, the Company had a Gain on investments of $4,109 consisting of a realized gain on disposal of $2,026 and a gain on dilution of $2,083.

Fury Gold Mines Limited

On October 13, 2022, the Company completed the sale of 17,000,000 common shares of Dolly Varden, comprising 22.2% of the Company’s equity interest in Dolly Varden acquired as part of the disposition of Homestake Resources (note 1), for total gross proceeds of $6,800. As at September 30, 2022, the sale was considered highly probable; therefore, the partial investment in associate represented by the 17,000,000 common shares was classified as an asset held for sale. The Company remeasured the carrying amount of the shares held for sale as the lower of cost and FVLCD and recognized an impairment expense of $5,506 in respect of the disposal.

A reconciliation of the impairment expense is as follows:

Carrying amount, investment in Dolly Varden	$55,265
Equity interest transferred to held for sale	22.2%
Carrying amount transferred to asset held for sale	12,280
Less: FVLCD	(6,774)
Impairment expense recognized	$5,506

For the year ended December 31, 2024, the Company’s equity share of net loss of the Company’s associates on a 100% basis were as follows:

	Dolly Varden	UMS	Total
Cost recoveries	$-	$(3,508)	$(3,508)
Exploration and evaluation	17,875	1,208	19,083
Marketing	1,781	131	1,912
Share-based compensation	2,601	-	2,601
Administrative and other	(1,608)	2,255	647
Net loss of associate, 100%	20,649	86	20,735
Average equity interest for the period	18.58%	25%
Company’s share of net loss of associates	$3,837	$21	$3,858

For the year ended December 31, 2023, the Company’s equity share of net loss of the Company’s associates on a 100% basis were as follows:

	Dolly Varden	UMS	Total
Cost recoveries	$-	$(5,517)	$(5,517)
Exploration and evaluation	24,806	1,907	26,713
Marketing	1,409	464	1,873
Share-based compensation	1,971	-	1,971
Administrative and other	(1,536)	3,166	1,630
Net loss of associate, 100%	26,650	20	26,670
Average equity interest for the period	23.18%	25%
Company’s share of net loss of associates	$6,177	$5	$6,182

For the year ended December 31, 2022, the Company’s equity share of net loss of the Company’s associates on a 100% basis were as follows:

	Dolly Varden	UMS	Total
Cost recoveries	$-	$(4,412)	$(4,412)
Exploration and evaluation	16,936	1,642	18,578
Marketing	1,057	312	1,369
Share-based compensation	1,786	2,433	4,219
Administrative and other	(508)	121	(387)
Net loss of associate, 100%	19,271	96	19,367
Average equity interest for the year	30.4%	25%
Company’s share of net loss of associates	$5,856	$24	$5,880

Fury Gold Mines Limited

The Company’s equity share of net assets of associates at December 31, 2024, is as follows:

	Dolly Varden	UMS
Current assets	$34,573	$934
Non-current assets	151,170	2,043
Current liabilities	(4,400)	(1,345)
Non-current liabilities	-	(1,231)
Net assets, 100%	181,343	401
Company’s equity share of net assets of associate	$29,355	$101

The Company’s equity share of net assets of associates at December 31, 2023, is as follows:

	Dolly Varden	UMS
Current assets	$11,468	$844
Non-current assets	153,296	2,468
Current liabilities	(804)	(1,484)
Non-current liabilities	-	(1,340)
Net assets, 100%	163,960	488
Company’s equity share of net assets of associate	$36,126	$122

(b)	Services rendered and balances with UMS

	Years ended December 31
	2024	2023	2022
Exploration and evaluation costs	$233	$872	$590
General and administration	307	714	841
Total transactions for the year	$540	$1,586	$1,431

The outstanding balance owing at December 31, 2024 was $90 ( December 31, 2023 – $103, December 31, 2022 – $240) which is included in accounts payable.

As part of the UMS arrangement, the Company is contractually obliged to pay certain rental expenses in respect of a ten-year office lease entered into by UMS on July 1, 2021. As at December 31, 2024, the Company expects to incur approximately $91 in respect of its share of future rental expense of UMS.

The Company issues share options to certain UMS employees, including key management personnel of the Company (note 20). The Company recognized a share-based compensation recovery of $3 for the year ended December 31, 2024, in respect of share options issued to UMS employees ( December 31, 2023 - $317 expense, December 31, 2022 - $483 expense) which is included within employee benefits and exploration and evaluation costs.

Fury Gold Mines Limited

Note 13: Flow-through share premium liability

Flow-through shares are issued at a premium, calculated as the difference between the price of a flow-through share and the price of a common share at that date. Tax deductions generated by eligible expenditures are passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced.

On March 23, 2023, the Company completed an offering (note 18) and raised $8,750 through the issuance of 6,076,500 common shares designated as flow-through shares. The flow-through proceeds were used for mineral exploration in Quebec.

On June 13, 2024, the Company completed an offering (note 18) and raised $5,001 through the issuance of 5,320,000 common shares designated as flow-through shares. The flow-through proceeds will be used for mineral exploration in Quebec. The Company is committed to incur the full exploration expenditures of $5,001 before December 31, 2025.

The flow-through share funding and expenditures along with the corresponding impact on the flow-through share premium liability were as follows:

	Flow-through funding (expenditures)	Flow-through premium liability
Balance at December 31, 2021	$7,290	$3,124
Flow-through eligible expenditures	(7,290)	(3,124)
Balance at December 31, 2022	$-	$-
Flow-through funds raised	8,750	3,889
Flow-through eligible expenditures	(7,527)	(3,345)
Balance at December 31, 2023	$1,223	$544
Flow-through eligible expenditures	(1,223)	(544)
Flow-through funds raised	5,001	2,022
Flow-through eligible expenditures	(2,666)	(1,078)
Balance at December 31, 2024	$2,335	$944

Note 14: Provision for site reclamation and closure

The Company recognizes a provision for site reclamation and closure, which reflects the present value of the estimated amount of cash flows required to satisfy the asset retirement obligation in respect of the Committee Bay and Quebec properties. The components of this obligation are the removal of equipment currently being used at the site as well as costs associated with the reclamation of the camp housing and work sites on the property. The estimate of future asset retirement obligations is subject to change based on amendments to applicable laws, management’s intentions, and mining lease renewals.

The key assumptions used to calculate the present value of the future estimated cash flows of the Company’s projects are as follows:

■	Undiscounted cash flow obligation for site reclamation of $7,013 ( December 31, 2023 – $6,246, December 31, 2022 – $6,065);
■	Expected timing of future cash flows which is between the years 2026 and 2041;
■	Annual inflation rates of 2.29% and 2.83% ( December 31, 2023 – 2.25 and 2.61%, December 31, 2022 – 2.5%); and
■	Risk-free interest rates of 3.33% and 3.23% ( December 31, 2023 – 3.02%, December 31, 2022 – 3.28%).

Fury Gold Mines Limited

The present value of the liability for the site reclamation and closure provision for the Company’s projects was as follows:

	Quebec	Nunavut	Total
Balance at December 31, 2022	$1,567	$2,704	$4,271
Accretion	54	94	148
Change in estimate	(52)	128	76
Balance at December 31, 2023	$1,569	$2,926	$4,495
Accretion	50	96	146
Change in estimate	(23)	427	404
Balance at December 31, 2024	$1,596	$3,449	$5,045

Note 15: Exploration and evaluation costs

For the years ended December 31, 2024, the Company’s exploration and evaluation costs were as follows:

	Quebec	Nunavut	Total
Assaying	$874	$100	$974
Exploration drilling	843	-	843
Camp cost, equipment and field supplies	651	203	854
Geological consulting services	7	51	58
Permitting, environmental and community costs	122	172	294
Expediting and mobilization	-	22	22
Salaries and wages	1,403	70	1,473
Fuel and consumables	182	10	192
Aircraft and travel	456	208	664
Share-based compensation	128	10	138
Total for year ended December 31, 2024	$4,666	$846	$5,512

For the years ended December 31, 2023, the Company’s exploration and evaluation costs were as follows:

	Quebec	Nunavut	Total
Assaying	$1,538	$44	$1,582
Exploration drilling	2,250	-	2,250
Camp cost, equipment and field supplies	936	194	1,130
Geological consulting services	7	16	23
Geophysical analysis	165	-	165
Permitting, environmental and community costs	235	158	393
Expediting and mobilization	17	-	17
Salaries and wages	1,987	23	2,010
Fuel and consumables	481	-	481
Aircraft and travel	784	(1)	783
Share-based compensation	465	12	477
Total for year ended December 31, 2023	$8,865	$446	$9,311

For the years ended December 31, 2022, the Company’s exploration and evaluation costs were as follows:

	Quebec	Nunavut	British Columbia	Total
Assaying	$1,638	$50	$2	$1,690
Exploration drilling	1,768	-	-	1,768
Camp cost, equipment and field supplies	844	193	10	1,047
Geological consulting services	50	13	-	63
Geophysical analysis	127	-	-	127
Permitting, environmental and community costs	163	164	-	327
Expediting and mobilization	12	-	-	12
Salaries and wages	2,330	45	1	2,376
Fuel and consumables	537	-	-	537
Aircraft and travel	768	21	-	789
Share-based compensation	471	9	1	481
Total for year ended December 31, 2022	$8,708	$495	$14	$9,217

Fury Gold Mines Limited

Note 16: Impairment

A summary of the Company’s impairment expenses is as follows:

	Years ended December 31
	2024	2023	2022
Impairment on mineral properties interests	$100,873	$-	$-
Impairment on assets held for sale	-	-	5,506
Total transactions for the year	$100,873	$-	$5,506

As required under IFRS Accounting Standards as issued by the IASB, we regularly assess whether impairment indicators are present and perform impairment testing as required.

In accordance with the Company’s accounting policies and processes, each asset or CGU is evaluated annually, to determine whether there are any indications of impairment or impairment reversal. If any such indications of impairment exist, a formal estimate of the recoverable amount is performed. Given the Company’s persistent lower market capitalization compared to its mineral properties carrying value, the Company engaged a third-party valuation specialist, in consultation with management, to assess the recoverability of the carrying value of the Company’s properties. The Company assessed the recoverable value of the CGUs based on its fair value less cost of disposal (“FVLCD”).

The Company utilized a market approach, which takes into account valuations of similar public companies and comparable transactions, to determine a recoverable amount. The recoverable amount was calculated using in situ multiples identified through independent research. This analysis along with specific attributes of the Eau Claire and Committee Bay Project was used as the basis of determining a reasonable per ounce valuation for these to projects. The Éléonore South Project which does not yet have a Mineral Resource Estimate, was valued through a primary market approach, based on its recent acquisition by the Company. The CGUs were categorised within the Level 3 of the fair value hierarchy, using a combination of inputs other than quoted prices which were observable and unobservable to determine the fair value of the assets.

Based on the Company’s assessment with respect to possible indicators of impairment, the Company concluded that as at December 31, 2024 impairment indicators exist and based on the impairment analysis performed, an impairment on its Eau Claire project of $89,263 and Committee Bay project of $11,610 totaling $100,873 was recorded. Estimating the in-situ multiples requires a significant management judgement due to the high degree of estimation uncertainty. Changes in the inputs used to determine the recoverable amount will result in a change to the valuation of the mineral properties and impairment expense. A 15% change in the in-situ values used, would give rise to a 13% change in the mineral properties values.

The result of the impairment better aligns the carrying value of these properties to the Company’s market capitalization value as per the guidance of IFRS 6.20(d).

Fury Gold Mines Limited

Note 17: Other income

	Years ended December 31
	2024	2023	2022
Excess fuel resold	$566	$-	$-
Flow-through investors liability reversal	-	-	91
Total transactions for the year	$566	$-	$91

Note 18: Share capital

(a)	Authorized

Unlimited common shares without par value.

Unlimited preferred shares – nil issued and outstanding.

(b)	Share issuances

During the year ended December 31, 2024:

During June 2024, the Company issued 5,320,000 flow-through shares for gross proceeds of $5,001 ( “June 2024 Offering”). Share issue costs related to the June 2024 Offering totaled $533, which included $300 in commissions and $233 in other issuance costs. A reconciliation of the impact of the June 2024 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Flow-through shares issued at $0.94 per share	5,320,000	$5,001
Cash share issue costs	-	(533)
Proceeds net of share issue costs	5,320,000	4,468
Less: flow-through share premium liability (note 13)	-	(2,022)
Total allocated to share capital	5,320,000	$2,446

During the year ended December 31, 2023:

The Company closed the “March 2023 Offering”, issuing 6,076,500 flow-through common shares for gross proceeds of $8,750. Share issue costs related to the March 2023 Offering totaled $912, which included $525 in commissions and $387 in other issuance costs. A reconciliation of the impact of the March 2023 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Flow-through shares issued at $1.44 per share	6,076,500	$8,750
Cash share issue costs	-	(912)
Proceeds net of share issue costs	6,076,500	$7,838
Less: flow-through share premium liability (note 13)	-	(3,889)
Total allocated to share capital	6,076,500	$3,949

During the year ended December 31, 2022:

The Company closed the “April 2022 Offering”, a non-brokered private equity placement, for gross proceeds of $11,000 which consisted of 13,750,000 common shares priced at $0.80 per share. Proceeds from the Private Placement were used to fund exploration at the Company’s Eau Claire project in Quebec and for general working capital.

Share issue costs related to the April 2022 Offering totaled $136. A reconciliation of the impact of the private placement on share capital is as follows:

Fury Gold Mines Limited

	Number of common shares	Impact on share capital
Common shares issued at $0.80 per share	13,750,000	$11,000
Cash share issue costs	-	(136)
Proceeds net of share issue costs	13,750,000	$10,864

Note 19: Share-based compensation and warrant reserve

(a)	Share-based compensation expense

The Company uses the fair value method of accounting for all share-based payments to directors, officers, employees, and other service providers. During the years ended December 31, 2024, 2023, and 2022, the Company recognized share-based compensation expense as follows:

	Years ended December 31
	2024	2023	2022
Recognized in net loss (earnings) and included in:
Exploration and evaluation costs	$138	$477	$481
Fees, salaries and other employee benefits	721	874	1,188
Total share-based compensation expense	$859	$1,351	$1,669

During the year ended December 31, 2024, the Company granted 245,000 share options ( December 31, 2023 – 3,134,800) to directors, officers, employees, and certain consultants who provide certain on-going services to the Company, representative of employee services. Certain of the Company’s executive officer option grants were subject to vesting restrictions, representing certain performance measures, which were met during the year ended December 31, 2024 and an expense of $177 was recognized ( December 31, 2023 and 2022 - $nil).

The weighted average fair value per option of these share options was calculated as $0.31 ( December 31, 2023 – $0.47, December 31, 2022 – $0.46) using the Black-Scholes option valuation model at the grant date.

In addition to options, the Company also granted RSU’s during the year ended December 31, 2024 to officers and employees (note 18(b)).

The fair value of the share-based options granted during the years ended December 31, 2024, 2023 and 2022 was estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

Years ended December 31
	2024	2023	2022
Risk-free interest rate	3.45%	3.06%	2.20%
Expected dividend yield	Nil	Nil	Nil
Share price volatility	70%	68%	67%
Expected forfeiture rate	12.2%	4.7%	2.5%
Expected life in years	5.0	5.0	5.0

The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the share-based options. The expected volatility assumption is based on the historical and implied volatility of the Company’s common shares. The expected forfeiture rate and the expected life in years are based on historical trends.

Fury Gold Mines Limited

(b)	Long-term incentive plan

On June 29, 2023, the Company adopted a Long-Term Incentive Plan (“LTI Plan”) which strives to accelerate and encourage additional share ownership by its employees, officers and directors. The LTI plan provides for the awarding of share options, performance share units, restricted share units and deferred share units. The LTI Plan limits the number of shares reserved for issuance under the LTI Plan, together with all other security-based compensation arrangements of the Company, to a maximum of 10% of the Common Shares issued and outstanding.

The number of share options issued and outstanding and the weighted average exercise price were as follows:

	Number of share options	Weighted average exercise price ($/option)
Outstanding, December 31, 2022	8,880,324	$1.44
Granted	3,134,800	0.80
Expired	(1,672,087)	1.58
Forfeited	(391,435)	0.95
Outstanding, December 31, 2023	9,951,602	$1.23
Granted	245,000	0.56
Expired	(472,937)	1.92
Forfeited	(1,502,487)	1.40
Outstanding, December 31, 2024	8,221,178	$1.14

As at December 31, 2024, the number of share options outstanding was as follows:

	Options outstanding			Options exercisable
Exercise price ($/option)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)
$0.53 – $1.00	3,900,506	0.82	2.74	3,776,631	0.83	2.69
$1.00 – $1.85	2,800,672	1.09	2.03	2,800,672	1.09	2.03
$2.05	1,520,000	2.05	0.80	1,520,000	2.05	0.80
	8,221,178	1.14	2.14	8,097,303	1.15	2.11

On January 9, 2024, the Company issued 1,318,623 RSU’s to directors, officers, and employees. The RSU’s were issued in accordance with the Company’s LTI plan, one third vesting annually on the anniversary and paid out as fully paid shares. The Company also approved 235,080 RSU’s to directors vesting quarterly in 2024. These RSU’s are fully vested and paid out as fully paid shares in 2024.

On January 31, 2024, the Company issued 273,542 RSU’s to an officer. The RSU’s were issued in accordance with the Company’s LTI plan, which vested on the same day and paid out as fully paid shares.

The number of RSU’S issued and outstanding and the weighted average grant date fair value were as follows:

	Number of RSU’s	Weighted Average grant date fair value ($/ share)
Outstanding, December 31, 2022	-	$-
Granted	197,345	0.60
Settled	(197,345)	0.60
Outstanding, December 31, 2023	-	$-
Granted	1,827,245	0.57
Settled	(491,478)	0.59
Forfeited	(189,687)	0.57
Outstanding, December 31, 2024	1,146,080	$0.57

Fury Gold Mines Limited

(c)	Share purchase warrants

The number of share purchase warrants outstanding at December 31, 2024 was as follows:

	Warrants outstanding	Exercise price ($/share)
Outstanding, December 31, 2022 and 2023	7,461,450	$1.20
Expired	(7,461,450)	1.20
Outstanding, December 31, 2024	-	-

Note 20: Key management personnel

Key management personnel include Fury Gold’s board of directors and certain executive officers of the Company, including the CEO, Chief Financial Officer (“CFO”) and Senior Vice President, Exploration.

The remuneration of the Company’s key management personnel was as follows:

	Years ended December 31
	2024	2023	2022
Short-term benefits provided to executives (a)	$1,306	$1,109	$1,719
Directors’ fees paid to non-executive directors	161	289	203
Share-based payments	724	1,013	1,059
Total	$2,191	$2,411	$2,981

(a) Short-term employee benefits include salaries, bonuses payable within twelve months of the date of the consolidated statements of financial position, and other annual employee benefits.

Note 21: Supplemental cash flow information

The impact of changes in non-cash working capital was as follows:

		Years ended December 31
	2024	2023	2022
Accounts receivable	$321	$(5)	$(47)
Prepaid expenses and deposits	104	(59)	(94)
Accounts payable and accrued liabilities	(15)	(120)	(762)
Changes in non-cash working capital	$410	$(184)	$(903)

Operating activities include the following cash received:

		Years ended December 31
	2024	2023	2022
Income taxes refunded	$(193)	$(307)	$(187)
Income taxes paid	-	18	-
Income tax expense (recovery)	$(193)	$(289)	$(187)

Fury Gold Mines Limited

Note 22: (Earnings) loss per share

For the years ended December 31, 2024, 2023, and 2022, the weighted average number of shares outstanding and (earnings) loss per share were as follows:

	Years ended December 31
	2024	2023	2022
Net loss (earnings)	$108,138	$17,213	$(24,908)
Weighted average basic number of shares outstanding	149,019,020	144,184,481	139,470,950
Basic loss (earnings) per share	$0.73	$0.12	$(0.18)
Weighted average diluted number of shares outstanding	149,019,020	144,184,481	139,481,236
Diluted loss (earnings) per share	$0.73	$0.12	$(0.18)

Diluted net loss per share excludes, when applicable, the potential impact of stock options and other unvested stock because their effect would be anti-dilutive due to the net loss. The Company reported a loss for the years ended December 31, 2024, 2023, the numbers of dilutive shares were 9,367,258 and 17,413,052 respectively for these years.

Note 23: Financial instruments

The Company’s financial instruments as at December 31, 2024, consisted of cash, marketable securities, accounts receivable, other investments, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

(a)	Financial assets and liabilities by categories

	At December 31, 2024			At December 31, 2023
	Amortized Cost	FVTPL	Total	Amortized Cost	FVTPL	Total
Cash	$4,912	$-	$4,912	$7,313	$-	$7,313
Marketable securities	-	2,358	2,358	-	1,166	1,166
Other investments	-	2,063	2,063	-	-	-
Deposits	191	-	191	100	-	100
Accounts receivable	54		54	374	-	374
Total financial assets	$5,157	$4,421	$9,578	$7,787	$1,166	$8,953
Accounts payable and accrued liabilities	855	-	855	1,034	-	1,034
Total financial liabilities	$855	$-	$855	$1,034	$-	$1,034

(b)	Financial assets and liabilities measured at fair value

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The Company’s policy to determine when a transfer occurs between levels is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. No transfers occurred between the levels during the year.

Fury Gold Mines Limited

As at December 31, 2024, the Company’s financial instruments measured at fair value on a recurring basis were the Company’s marketable securities which were classified as Level 1, and other investments which were classified as Level 3. There were no financial assets or financial liabilities measured and recognized in the consolidated statements of financial position at fair value that would be categorized as level 2 in the fair value hierarchy.

The Company’s financial instruments measured at fair value on a recurring basis were as follows:

	At December 31
	2024		2023
	Level 1	Level 3	Level 1
Marketable securities	$2,358	-	$1,166
Other investments	-	$2,063	-

Other investments categorized within Level 3 of the fair value hierarchy is an investment in equity and measured subsequently at FVTPL.

During the years ended December 31, 2023, there were no financial assets or financial liabilities measured and recognized on the consolidated statements of financial position at fair value that would be categorized as level 2 or 3 in the fair value hierarchy.

(c)	Financial instruments and related risks

The Company’s financial instruments are exposed to liquidity risk, credit risk and market risks, which include currency risk, interest rate risk and price risk. As at December 31, 2024, the primary risks were as follows:

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

As at December 31, 2024, the Company had unrestricted cash of $4,912 ( December 31, 2023 – $7,313), working capital surplus of $8,045 ( December 31, 2023 – $7,713), which the Company defines as current assets less current liabilities, and an accumulated deficit of $257,192 ( December 31, 2023 – $149,054). During the year ended December 31, 2024, Fury Gold incurred a comprehensive loss of $108,141 ( December 31, 2023 – $17,219, December 31, 2022 – income of $24,905). The Company expects to incur future operating losses in relation to exploration activities. With no source of operating cash flow, there is no assurance that sufficient funding will be available to conduct further exploration of its mineral properties.

The Company’s contractual obligations are as follows:

	Within 1 year	2 to 3 years	Over 3 years	At December 31 2024
Accounts payable and accrued liabilities	$855	$-	$-	$855
Quebec flow-through expenditure requirements	944	-	-	944
Undiscounted lease payments	65	-	-	65
Total	$1,864	$-	$-	$1,864

Fury Gold Mines Limited

The Company also makes certain payments arising on mineral claims and leases on an annual or bi-annual basis to ensure all the Company’s properties remain in good standing. Cash payments of $212 were made during the year ended December 31, 2024, in respect of these mineral claims ( December 31, 2023 - $298), with $27 recognized in prepaid expenses as at December 31, 2024 ( December 31, 2023 – $78).

Credit risk

The Company’s cash and accounts receivables are exposed to credit risk, which is the risk that the counterparties to the Company’s financial instruments will cause a loss to the Company by failing to pay their obligations. The amount of credit risk to which the Company is exposed is considered insignificant as the Company’s cash is held with highly rated financial institutions in interest-bearing accounts and the accounts receivable primarily consist of sales tax receivables.

Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Significant market risks to which the Company is exposed are as follows:

i.	Currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from the relevant functional currency (the Canadian dollar). The Company’s foreign currency exposure related to its financial assets and liabilities held in US dollars was as follows:

	Years ended December 31
	2024	2023	2022
Financial assets
US$ bank accounts	$1	$1	$1
Financial liabilities
Accounts payable	-	(7)	(61)
	$1	$(6)	$(60)

A 10% increase or decrease in the US dollar to Canadian dollar exchange rate would not have a material impact on the Company’s net loss.

ii.	Price risk

The Company holds certain investments in marketable securities (note 8) which are measured at fair value, being the closing share price of each equity security at the date of the consolidated statements of financial position. The Company is exposed to changes in share prices which would result in gains and losses being recognized in the loss for the year. A 10% increase or decrease in the Company’s marketable securities’ share prices would not have a material impact on the Company’s net loss.

Note 24: Management of capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue exploration of resource properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares or debt, acquire or dispose of assets, or adjust the amount of cash and investments.

Fury Gold Mines Limited

In order to maximize ongoing exploration efforts, the Company does not pay out dividends, does not have any long-term debt, and is not subject to any externally imposed capital requirements. The capital of the Company was determined as follows:

	Years ended December 31
	2024	2023
Equity	$78,203	$182,874
Less: cash	(4,912)	(7,313)
	$73,291	$175,561

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

Note 25: Income taxes

The reconciliation of the income tax recovery computed at statutory rates to the reported income tax recovery is:

		Years ended December 31
	2024	2023	2022
(Earnings) Loss before income taxes	$108,331	$17,502	$(24,721)
Canadian federal and provincial income tax rates	27%	27%	27%
Expected income tax expense (recovery)	(29,250)	(4,725)	6,674
Increase (decrease) in income tax recovery resulting from:
Impairment	23,555	-	-
Share-based compensation	197	432	448
Share issuance costs	(144)	(246)	(37)
Adjustment to tax estimates	(45)	934	114
Amortization of flow-through share premium	(439)	(903)	(844)
Flow-through expenditures renunciation	1,033	1,995	1,934
Difference in future and foreign tax rates	466	42	81
Sale of investments	(119)	-	(3,021)
Other	7	503	497
Increase (decrease) in unrecognized tax asset	4,546	1,679	(6,033)
Income tax expense (recovery)	$(193)	$(289)	$(187)

Significant components of deferred tax asset and liabilities are:

	December 31 2023	Net loss	December 31 2024
Deferred income tax assets
Non-capital losses carried forward	$14,192	$990	$15,182
Capital losses carried forward	55	(6)	49
Share issuance costs and CEC	356	(66)	290
Investments	98	(38)	60
Investments in associates	1,472	16	1,488
Site reclamation obligations	1,206	148	1,354
Property and equipment	479	52	531
Mineral property interests	5,003	3,231	8,234
Capital lease obligation	61	(43)	18
	$22,922	4,284	27,206
Deferred income tax liabilities
Property and equipment	(24)	27	3
Mineral property interests	(517)	235	(282)
Net deferred tax assets	22,381	4,546	26,927
Unrecognized deferred tax assets	(22,381)	(4,546)	(26,927)
Net deferred tax balance	$-	$-	$-

Fury Gold Mines Limited

	December 31 2022	Net loss	December 31 2023
Deferred income tax assets
Non-capital losses carried forward	$13,635	$557	$14,192
Capital losses carried forward	73	(18)	55
Share issuance costs and CEC	317	39	356
Investments	22	76	98
Investments in associates	633	839	1,472
Site reclamation obligations	1,145	61	1,206
Property and equipment	427	52	479
Mineral property interests	4,973	30	5,003
Capital lease obligation	104	(43)	61
	21,329	1,593	22,922
Deferred income tax liabilities
Property and equipment	(53)	29	(24)
Mineral property interests	(545)	28	(517)
Investments	(28)	28	-
Net deferred tax assets	20,703	1,678	22,381
Unrecognized deferred tax assets	(20,703)	(1,678)	(22,381)
Net deferred tax balance	$-	$-	$-

	December 31 2021	Net loss	December 31 2022
Deferred income tax assets
Non-capital losses carried forward	$21,032	$(7,397)	$13,635
Capital losses carried forward	183	(110)	73
Share issuance costs and CEC	552	(235)	317
Investments	18	4	22
Investments in associates	-	633	633
Site reclamation obligations	1,121	24	1,145
Property and equipment	376	51	427
Mineral property interests	5,001	(28)	4,973
Capital lease obligation	124	(20)	104
Other	63	(63)	-
	28,470	(7,141)	21,329
Deferred income tax liabilities
Property and equipment	(86)	33	(53)
Mineral property interests	(1,606)	1,061	(545)
Investments	(42)	14	(28)
Net deferred tax assets	26,736	(6,033)	20,703
Unrecognized deferred tax assets	(26,736)	6,033	(20,703)
Net deferred tax balance	$-	$-	$-

Fury Gold Mines Limited

The Company has accumulated non-capital tax losses of approximately $57,721 ( December 31, 2023 – $54,073, December 31, 2022 – $51,335) in Canada, which may be carried forward to reduce taxable income of future years. The non-capital tax losses will, if unused, expire between 2025 and 2044. The Company has not recognized any deferred tax assets at December 31, 2024, in respect of these non-capital losses due to the uncertainty that future operations will generate sufficient taxable income to utilize these non-capital losses.

The Company has $67 accumulated tax capital losses ( December 31, 2023 – $111, December 31, 2022 – $247) in Canada which may be carried forward indefinitely and used to reduce capital gains in future years.

Note 26: Subsequent events

(a)

On January 9, 2025, the Company issued 590,000 DSU’s to directors and 1,142,500 RSU’s to officers, and employees. The DSU’s and RSU’s were issued in accordance with the Company’s LTI plan (note 18), with a grant-date fair value of $0.55 per unit, one third vesting annually on anniversary. The Company also approved 80,000 stock options, vesting over 18 months with an exercise price of $0.60 per option, to certain UMS employees.

(b)

On February 26, 2025, the Company announced that it has entered into an Arrangement Agreement with Quebec Precious Metals Corporation (“QPM”), whereby the Company intends to acquire all the outstanding common shares of QPM. The holders of QPM common shares will receive 0.0741 Company shares for each one QPM share held. It is expected that QPM shareholders will receive around 8.4 million Fury Gold common shares which will collectively make them 5% shareholders of the Company. The transaction is expected to close at the end of April 2025.

(c)	On March 26, 2025, the Company announced that QPM has now secured the required no-objection letter from Corporations Canada as well as the interim order from the Quebec Superior Court in connection with convening the QPM shareholders meeting scheduled for April 22, 2025. The Company has also secured conditional approval of the TSX and NYSE American for the QPM transaction. The Company also announced that director Isabelle Cadieux has resigned from the Fury Board of directors to pursue other opportunities.

Fury Gold Mines Limited

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Dolly Varden Silver Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Dolly Varden Silver Corporation (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2024 and 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024 and 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which it relates.

Assessment of Impairment Indicators of Exploration and Evaluation Assets (“E&E Assets”)

As described in Note 8 to the financial statements, the carrying amount of the Company’s E&E Assets was $71,329,535 as of December 31, 2024. As more fully described in Note 3 to the financial statements, management assesses E&E Assets for indicators of impairment at each reporting period.

The principal considerations for our determination that the assessment of impairment indicators of the E&E Assets is a key audit matter are that there was judgment made by management when assessing whether there were indicators of impairment for the E&E Assets, specifically relating to the assets’ carrying amount which is impacted by the Company’s intent and ability to continue to explore and evaluate these assets. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate audit evidence relating to the judgments made by management in their assessment of indicators of impairment that could give rise to the requirement to prepare an estimate of the recoverable amount of the E&E Assets.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. Our audit procedures included, among others:

●	Evaluating management’s assessment of impairment indicators.
●	Evaluating the intent for the E&E Assets through discussion and communication with management.
●	Reviewing the Company’s recent expenditure activity.
●	Assessing compliance with agreements including reviewing option agreements and vouching cash payments and share issuances.
●	Assessing the Company’s rights to explore E&E Assets including sending a confirmation request to the optionor to ensure good standing of agreement.
●	Obtaining, on a test basis, confirmation of title to ensure mineral rights underlying the E&E Assets are in good standing.

We have served as the Company’s auditor since 2011.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

February 28, 2025

DOLLY VARDEN SILVER CORPORATION

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

As at	Notes	December 31, 2024	December 31, 2023

ASSETS
Current
Cash		$32,057,647	$9,982,389
Short term investment	4	2,119,952	-
Prepaid expenses	5	328,093	518,262
Amounts receivable	6, 11	67,552	967,264
Non-current		34,573,244	11,467,915
Equipment	7	191,715	216,056
Deposits	8	159,000	159,000
Exploration and evaluation assets	8	71,329,535	70,906,785
		$106,253,494	$82,749,756
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	11	$118,521	$146,429
Accrued liabilities	11	802,656	657,623
Liability on flow-through share issuances	9	3,478,712	-
		4,399,889	804,052
Shareholders’ Equity
Share capital	9	224,362,471	184,751,037
Reserves	9	12,513,816	11,568,202
Deficit		(135,022,682)	(114,373,535)
		101,853,605	81,945,704
		$106,253,494	$82,749,756

Nature of Operations (Note 1)

Subsequent Event (Note 15)

These consolidated financial statements were approved for issue by the Board of Directors on February 28, 2025 and signed on its behalf by:

“Shawn Khunkhun”	“James Sabala”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

DOLLY VARDEN SILVER CORPORATION

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

	Notes	Year Ended December 31,	Year Ended December 31,
		2024	2023
EXPENSES
Consulting fees		$1,275,026	$220,772
Directors’ fees	9, 11	228,400	204,059
Exploration and evaluation	8, 11	17,875,317	24,806,045
Management fees	11	1,536,737	955,700
Marketing and communications		1,477,450	1,409,433
Office and administration		250,708	292,291
Professional fees		236,947	305,053
Rent and maintenance	11	129,262	141,183
Share-based payments	9, 11	2,600,955	1,970,683
Transfer agent and filing fees		137,690	156,390
Travel and accommodation		207,161	343,036
Operating loss		(25,955,653)	(30,804,645)
Recovery on flow through share premium	9	4,301,284	3,653,886
Part XII.6 tax expense		2,933	(404,318)
Interest and other income		1,002,289	904,615
Loss and comprehensive loss for the year		$(20,649,147)	$(26,650,462)
Basic and diluted loss per common share		$(0.07)	$(0.10)
Weighted average number of common shares outstanding– basic and diluted		291,754,348	257,129,652

The accompanying notes are an integral part of these consolidated financial statements

DOLLY VARDEN SILVER CORPORATION

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

As at	Common Shares	Share Capital	Reserves	Deficit	Total Shareholders’ Equity
Balance, December 31, 2022	253,654,284	$173,967,990	$9,891,669	$(87,723,073)	$96,136,586
Exercise of stock options	1,027,499	853,191	(294,150)	-	559,041
Issuance of common shares	15,384,616	10,000,000	-	-	10,000,000
Share-based payments	-	-	936,802	-	936,802
Restricted share compensation	-	-	1,033,881	-	1,033,881
Share issuance costs – cash	-	(70,144)	-	-	(70,144)
Loss and comprehensive loss for the year	-	-	-	(26,650,462)	(26,650,462)
Balance, December 31, 2023	270,066,399	184,751,037	11,568,202	(114,373,535)	81,945,704
Exercise of stock options	3,634,334	2,310,602	(990,995)	-	1,319,607
Issuance of common shares for acquisition of property	275,000	222,750	-	-	222,750
Issuance of flow-through shares	30,845,700	35,699,985	-	-	35,699,985
Issuance of common shares	11,500,000	11,500,000	-	-	11,500,000
Share issuance costs – cash	-	(3,006,253)	-	-	(3,006,253)
Flow-through share premium liability	-	(7,779,996)	-	-	(7,779,996)
Share-based payments	-	-	1,461,500	-	1,461,500
Restricted share compensation	-	-	1,139,455	-	1,139,455
Restricted share units converted to
common shares	684,893	664,346	(664,346)	-	-
Loss and comprehensive loss for the year	-	-	-	(20,649,147)	(20,649,147)
Balance, December 31, 2024	317,006,326	$224,362,471	$12,513,816	$(135,022,682)	$101,853,605

The accompanying notes are an integral part of these consolidated financial statements

DOLLY VARDEN SILVER CORPORATION

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	Year ended December 31,	Year ended December 31,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(20,649,147)	$(26,650,462)
Items not affecting cash: Share-based payments	1,461,500	1,970,683
Restricted share compensation	1,139,455	-
Revaluation of deferred share units	-	(4,041)
Recovery on flow-through share premium	(4,301,284)	(3,653,886)
Depreciation of equipment	48,057	54,889
Changes in non-cash working capital items: Prepaid expenses	140,169	(232,460)
Amounts receivable	899,712	(834,917)
Accounts payable and accrued liabilities	117,125	362,205
Cash used in operating activities	(21,144,413)	(28,987,
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	(23,716)	(14,135)
Acquisition of exploration and evaluation assets	(150,000)	-
Short term investment	(2,119,952)	-
Cash used in investing activities	(2,293,668)	(14,135)
CASH FLOWS FROM FINANCING ACTIVITIES
Private placement, net of share issuance costs	44,193,732	9,929,856
Exercise of stock options	1,319,607	559,041
Cash provided by financing activities	45,513,339	10,488,897
Change in cash during the year	22,075,258	(18,513,227)
Cash, beginning of year	9,982,389	28,495,616
Cash, end of year	$32,057,647	$9,982,389
Supplemental disclosure with respect to cash flows:
Interest income received in cash	$1,002,270	$904,615
Non-cash transactions:
Fair value of options exercised	$990,995	$294,150
Fair value of shares issued for acquisition of exploration and evaluation assets	$222,750	$-
Reclassification of acquisition costs from prepaid expenses to exploration and evaluation assets	50,000
Restricted share units converted to common shares	$664,346	$-
Premium liability on flow-through shares	$7,779,996	$-

The accompanying notes are an integral part of these consolidated financial statements

DOLLY VARDEN SILVER CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

Dolly Varden Silver Corporation (the “Company”) was incorporated under the Canada Business Corporations Act in the province of British Columbia on March 4, 2011 and is a public company listed on the TSX Venture Exchange (the “Exchange”) under the symbol “DV”. In addition, the Company trades on the OTCQX trading platform in the United States under the trading symbol “DOLLF”. The Company’s primary business is the acquisition and exploration of mineral properties in Canada. The Company’s head office is Suite 3123, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1J1. The registered address and records office of the Company is located at Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

The Company owns interests in multiple mineral titles and claims in British Columbia, Canada. On February 25, 2022 the Company acquired 100% of the outstanding common stock of Homestake Resource Corporation and its wholly owned subsidiary Homestake Royalty Corporate, (collectively “Homestake”) in exchange for common shares of the Company. The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements and to complete the development of properties, as well as upon future profitable production or proceeds from the disposition thereof. Management believes that the Company has sufficient working capital to maintain its operations and activities for the next fiscal year.

2.	BASIS OF PRESENTATION

(a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”) effective for the year ended December 31, 2024.

(b)	Basis of Presentation

The consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments, which are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

3.	MATERIAL ACCOUNTING POLICY INFORMATION

(a)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All intercompany transactions, balances, revenue and expenses are eliminated in full upon consolidation.

DOLLY VARDEN SILVER CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in Canadian Dollars)

3	MATERIAL ACCOUNTING POLICY INFORMATION (cont’d)

(a)	Basis of Consolidation (cont’d)

The legal subsidiaries of the Company are as follows:

Name of Subsidiary	Place of	Beneficial Ownership Interest
	Incorporation	December 31,2024	December 31, 2023
Homestake Resource Corporation	British Columbia, Canada	100%	100%
Homestake Royalty Corporation	British Columbia, Canada	100%	100%

(b)	Functional and Foreign Currency

The consolidated financial statements are presented in Canadian dollars, which is the Company’s and its subsidiaries’ functional currency. Foreign currency transactions are translated into Canadian dollars using the exchange rates at the date of the transactions. Foreign exchange gains or losses resulting from the settlement of transactions and from the translation at year-end rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

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

DOLLY VARDEN SILVER CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in Canadian Dollars)

3	MATERIAL ACCOUNTING POLIICY INFORMATION (cont’d)

(e)	Exploration and Evaluation Assets

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

Non-financial assets are evaluated at least annually by management for indicators that the carrying value is impaired and may not be recoverable. The Company’s non-financial assets are equipment and exploration and evaluation assets. When indicators of impairment are present, the recoverable amount of an asset is evaluated at the level of a cash generating unit (CGU), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use. An impairment loss is recognized in profit or loss to the extent that the carrying amount exceeds the recoverable amount.

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

Assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstance indicate that the impairment may have reversed. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit (“CGU”) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior periods. A reversal of an impairment loss is recognized immediately in profit or loss.

DOLLY VARDEN SILVER CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in Canadian Dollars)

3	MATERIAL ACCOUNTING POLICY INFORMATION (cont’d)

(g)	Decommissioning Liabilities

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

Due to uncertainties concerning environmental remediation, the ultimate cost to the Company of future site restoration could differ from the amounts provided. The estimate of the total provision for future site closure and decommissioning costs is subject to change based on amendments to laws and regulations, changes in technology, price increases and changes in interest rates, and as new information concerning the Company’s closure and decommissioning liabilities becomes available.

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

(i)	Recoverability of the carrying value of the Company’s exploration and evaluation assets

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of these properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

DOLLY VARDEN SILVER CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in Canadian Dollars)

3	MATERIAL ACCOUNTING POLICY INFORMATION (cont’d)

(h)	Use of Estimates and Judgments (cont’d)

Critical Accounting Estimates

Key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities include, but are not limited to, the following:

(i)	Share-based payments

The fair value of share-based payments is determined using the Black-Scholes option pricing model. Such option pricing models require the input of subjective assumptions, including the expected price volatility, option life, dividend yield, risk-free rate and estimated forfeitures at the initial grant date.

(ii)	Estimating useful life of equipment

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

(iv)	Accrual of British Columbia Mineral Exploration Tax Credit (“BC METC”)

The provincial government of British Columbia provides for a refundable tax on net qualified mining exploration expenditures incurred in British Columbia. The credit is calculated as 20% of qualified mining exploration expenses less the amount of any assistance received or receivable. The determination of the expenditures that would qualify as mining exploration expenses was based on the previous years’ tax filings and subsequent reviews by government auditors. BC METC will be recorded in profit or loss upon cash receipt or when reasonable assurance exists that the tax filings are assessed and the expenditures are qualified as mining exploration expenses.

DOLLY VARDEN SILVER CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in Canadian Dollars)

3	MATERIAL ACCOUNTING POLICY INFORMATION (cont’d)

(i)	Financial Instruments

(i)	Classification and measurement of financial assets and liabilities

Under IFRS 9, Financial assets, on initial recognition, are recognized at fair value and subsequently classified and measured at: amortized cost; fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL). The classification of financial assets depends on the purpose for which the financial assets were acquired. The Company’s financial assets which consist of cash and cash equivalents, short term investment, deposits and amounts receivable, are classified as amortized cost.

Under IFRS 9, financial liabilities, on initial recognition, are measured at fair value and subsequently measured at FVTPL or amortized cost. The Company's financial liabilities which consist of accounts payable and accrued liabilities are classified as amortized cost.

(ii)	Impairment of financial assets

An ‘expected credit loss’ (ECL) model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. The ECL model requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period. In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through the statement of loss and comprehensive loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. The Company's financial assets measured at amortized cost are subject to the ECL model.

(j)	Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

Flow-through common shares are a type of common share and are securities permitted by Canadian Income Tax Legislation whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. The Company accounts for flow-through shares whereby any premium paid for the flow-through shares in excess of the market value of the common shares without flow-through features at the time of issue is credited to flow-through premium liability. The flow-through premium liability is included in profit or loss as the qualifying expenditures are incurred on a pro-rata basis.

The Company may issue units consisting of common shares and common share purchase warrants. The Company estimates the fair value of the common shares based on their market price on the share issuance date. The residual difference, if any, between the unit price and the fair value of each common share represents the fair value attributable to each warrant.

DOLLY VARDEN SILVER CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in Canadian Dollars)

3	MATERIAL ACCOUNTING POLICY INFORMATION (cont’d)

(k)	Income taxes

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

Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that are not included in profit or loss. The Company currently has incurred no comprehensive income or loss.

DOLLY VARDEN SILVER CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in Canadian Dollars)

3	MATERIAL ACCOUNTING POLICY INFORMATION (cont’d)

(o)	Share-based payments

The Company grants share-based awards to employees, directors and consultants as an element of compensation. The fair value of the awards is recognized over the vesting period as share-based compensation expense offset by reserves. The fair value of share-based compensation is determined using the Black-Scholes option pricing model. At each reporting date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed. No expense is recognized for awards that do not ultimately vest. When stock options are exercised, the proceeds received, together with any related amount in the reserves, are credited to share capital.

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

DOLLY VARDEN SILVER CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in Canadian Dollars)

3	MATERIAL ACCOUNTING POLICY INFORMATION (cont’d)

(q)	Application of New and Revised Accounting Standards

New standards, interpretations and amendments

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

The amendments to IAS 1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date. These amendments are effective for reporting periods beginning on or after January 1, 2024. Implementation of this new standard did not significantly impact the financial statements.

Future standards not yet adopted

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18") which replaces IAS 1 Presentation of Financial Statements. This standard aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation and disaggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply IFRS 18 before that date. The Company is currently assessing the impact the new standard will have on its consolidated financial statements.

4	SHORT TERM INVESTMENT

As at December 31, 2024, the Company held a $2,100,000 ($nil – December 31, 2023) guaranteed investment certificate maturing April 7, 2025. The investment has an annualized interest rate of 4.00% and earned interest of $19,952.

5	PREPAID EXPENSES

Prepaid expenses consist of:
	December 31, 2024	December 31, 2023
Advances for exploration expenditures	$59,942	$273,000
Insurance and other administrative expenses	268,151	245,262
	$328,093	$518,262

DOLLY VARDEN SILVER CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in Canadian Dollars)

6	AMOUNTS RECEIVABLE

Amounts receivable consists of:
	December 31, 2024	December 31, 2023
Goods and Services Tax receivable	$67,332	$850,864
Other	220	116,400
	$67,552	$967,264

7	EQUIPMENT

Equipment consists of:

	Dock	Tents and Trailers	Equipment	Vehicles	Gas Tank	Boat	Office Furniture	Total
Cost:
At December 31, 2022	$15,571	$203,315	$175,166	$39,936	$40,000	$91,755	$-	$565,743
Additions	-	-	14,135	-	-	-	-	14,135
At December 31, 2023	15,571	203,315	189,301	39,936	40,000	91,755	-	579,878
Additions	-	-	18,778	-	-	-	4,938	23,716
At December 31, 2024	$15,571	$203,315	$208,079	$39,936	$40,000	$91,755	$4,938	$603,594
Accumulated Depreciation:
At December 31, 2022	$8,262	$155,050	$64,714	24,080	$27,999	$28,828	$-	$308,933
Depreciation	365	14,478	24,650	4,757	1,200	9,439	-	54,889
At December 31, 2023	8,627	169,528	89,364	28,837	29,199	38,267	-	363,822
Depreciation	347	10,135	23,759	3,330	1,080	8,023	1,383	48,057
At December 31, 2024	$8,974	$179,663	$113,123	$32,167	$30,279	$46,290	$1,383	$411,879
Net Book Value:
At December 31, 2023	$6,944	$33,787	$99,937	$11,099	$10,801	$53,488	$-	$216,056
At December 31, 2024	$6,597	$23,652	$94,956	$7,769	$9,721	$45,465	$3,555	$191,715

DOLLY VARDEN SILVER CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in Canadian Dollars)

8	EXPLORATION AND EVALUATION ASSETS

Title to exploration and evaluation assets involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many exploration and evaluation assets. The Company has investigated title to all of its exploration and evaluation assets and, to the best of its knowledge, title to all of its properties is in good standing.

Exploration and evaluation asset acquisition costs are set out below:

Balance, December 31, 2022 and 2023	$70,906,785
Additions	422,750
Balance, December 31, 2024	$71,329,535

Kitsault Valley (“KV”) Project

During the years ended December 31, 2011 to 2018, the Company purchased the Dolly Varden (or “DV”) property, consisting of fee simple titles, mineral claims and mineral tenures in respect of certain lands located in the Kitsault area of British Columbia. The property is subject to a 2% net smelter return royalty (“NSR”) of which one-half (or 1%) of the NSR can be repurchased by the Company for $2,750,000 at any time.

During the year ended December 31, 2020, the Company acquired additional surface rights and fee simple lands. The total package had been previously leased annually by the Company from private owners. The transaction involved a payment of $153,000 in cash and issuance of 192,061 common shares of the Company for a value of $149,808.

On February 25, 2022, the Company completed the acquisition of a 100% interest in the Homestake Ridge property pursuant to a purchase agreement with Fury Gold Mines Ltd. (“Fury”). The Homestake Ridge property is located adjacent to the Company’s DV property. The Homestake Ridge property is subject to a 2% NSR applicable to certain claims (the “Crown Grants”). The 2% NSR on the Crown Grants includes an annual advanced minimum royalty of $50,000 yearly payment obligations. Ten business days after commencement of commercial production, approximately 17,300 shares of the Company are to be issued to the NSR holders. Additionally, a small area of the Homestake Ridge property is subject to a 3% royalty. The Company refers to the combination of its Homestake Ridge and DV properties as the Kitsault Valley Project (the “KV Project”). As of December 31, 2024, the Company has deposits totaling $159,000 (December 31, 2023 - $159,000) as reclamation bonds for the KV Project.

Big Bulk Property

On December 19, 2023, the Company entered into an assignment and assumption agreement (the "Assignment Agreement") with Libero Copper & Gold Corporation ("Libero") pursuant to which the Company was assigned the rights to an option agreement (the “Option Agreement”) to earn a 100% interest in certain claims known as the Big Bulk property. As consideration for the Assignment Agreement the Company issued Libero 275,000 common shares of the Company valued at $222,750, on January 9, 2024 (Note 9).

DOLLY VARDEN SILVER CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in Canadian Dollars)

8.	EXPLORATION AND EVALUATION ASSETS (cont’d)

In connection with this acquisition, the Company also entered into an amended agreement with LCT Holdings Inc., the owner of the Big Bulk property and optionor under the Option Agreement. The amended Option Agreement provides that the Company may earn-in a 100% undivided interest in the Big Bulk property by completing the following payments:

a)	$50,000 in cash on or before December 31, 2023; (cash paid)
b)	$150,000 in cash on or before December 31, 2024; (cash paid)
c)	$250,000 in cash or common shares on or before December 31, 2025;
d)	$500,000 in cash or common shares on or before December 31, 2026; and
e)	$500,000 in cash or common shares on or before December 31, 2027.

The Company has the right to elect to issue common shares instead of a cash payment only when the market price of the common shares at the time is equal or greater than to the ten day volume weighted average price of the common shares of the Company, subject to such exchange’s minimum pricing rules and further provided that the common shares may only be issued by the Company if the deemed price is equal to or greater than $0.64 per Common share, otherwise the Company may only satisfy such payment in cash.

Exploration And Evaluation Expenses

The following table summarizes the exploration and evaluation expenses incurred during the years ended December 31, 2024 and 2023.

	December 31, 2024	December 31, 2023
Analytical and sample related	$1,127,904	$1,898,610
Camp, food, supplies and related	1,988,143	2,312,427
Claim maintenance	80,012	59,030
Community relations and related	82,385	102,420
Depreciation	48,057	54,889
Drilling	9,800,110	13,720,520
Equipment and warehouse rental	822,228	751,388
Fuel	738,856	967,412
Geological and geoscience	1,619,939	2,879,962
Mapping and modelling	165,618	123,840
Project supervision	602,500	399,138
Resource and metallurgy	-	238
Drill pad preparation	830,720	1,246,252
Transport, travel and related	87,057	289,919
Cost recovery: BC METC	(118,212)	-
Total	$17,875,317	$24,806,045

DOLLY VARDEN SILVER CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in Canadian Dollars)

9.	SHARE CAPITAL

Authorized: Unlimited number of common shares without par value.

Issued:

On September 27, 2024, the Company closed the second and final tranche of a bought deal financing for additional gross proceeds of $4,500,000 from the issuance of 3,600,000 flow through (“FT”) common shares at price of $1.25 per FT common share. In connection with the closing of the first tranche of the Offering, a finders’ fee of $225,000 was paid representing 5.0% of the gross proceeds.

On September 4, 2024, the Company closed the first tranche of a bought deal financing for aggregate gross proceeds to the Company of $27,700,000. Pursuant to the close of first tranche of this financing, the Company sold 11,500,000 common shares of the Company at a price of $1.00 per common share for gross proceeds of $11,500,000 and it also sold 12,960,000 FT common shares at a price of $1.25 per FT common share for gross proceeds of $16,200,000. In connection with the closing of the first tranche of this financing, a finders’ fee of $1,385,000 was paid representing 5.0% of the gross proceeds.

On March 26, 2024, the Company closed a bought deal financing for gross proceeds to the Company of $14,999,985. Pursuant to this financing, the Company sold 14,285,700 FT common shares on a charitable basis at a price of $1.05 per FT common share. Underwriter fees of $749,999 were paid in relation to this financing.

On January 9, 2024, the Company issued to Libero 275,000 common shares of the Company valued at $222,750 in relation to the Assignment Agreement (Note 8).

On November 1, 2023, the Company completed the sale of 15,384,616 common shares of the Company to Hecla Canada Ltd. (“Hecla”) at a price of $0.65 per common share for gross proceeds of $10,000,000.

During the year ended December 31, 2024, the Company issued 684,893 shares pursuant to conversion of restricted share units (“RSUs”). The value of the settled units adjusted the share capital reserve account by $664,346 (2023 - $nil).

During the year ended December 31, 2024, the Company issued 3,634,334 (2023 – 1,027,499) common shares pursuant to the exercise of stock options for proceeds of $1,319,607 (2023 - $559,041).

Restricted Share Units

The Company adopted a RSU plan during the year ended December 31, 2022 after the shareholders approved a new rolling 10% RSU plan (the “RSU Plan”) at its annual general meeting on June 24, 2024. The maximum number of common shares issuable upon the vesting of RSUs granted pursuant to the RSU Plan combined with other share-based compensation arrangements is set at 10% of the total issued common shares. The RSU Plan is an evergreen plan meaning any vesting of an RSU will, subject to the overall limit described above, allow new grants available under the RSU Plan resulting in a reloading of the number of RSUs available for grant. On April 2, 2024, the Company granted 1,183,000 RSUs to various directors with vesting equally spread over 3 years with the first vesting occurring after one year. The Company expensed $1,139,455 included in share-based compensation expense during the year ended December 31, 2024 (December 31, 2023 - $727,051).

Number of RSUs
Balance, December 31, 2022	-
Granted	2,054,678
Balance, December 31, 2023	2,054,678
Granted	1,183,000
Settlement upon vesting	(684,893)
Balance, December 31, 2024	2,552,785

DOLLY VARDEN SILVER CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in Canadian Dollars)

9	SHARE CAPITAL (cont’d)

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

Vesting is at the discretion of the Board of Directors. In the absence of a vesting schedule, such options shall vest immediately.

	Number of Options	Weighted Average Exercise Price $
Balance, December 31, 2022	11,103,250	0.59
Granted	800,000	0.97
Exercised	(1,027,499)	0.54
Forfeited/expired	(5,000)	0.40
Balance, December 31, 2023	10,870,751	0.62
Granted	2,824,000	0.85
Exercised	(3,634,334)	0.36
Forfeited/ Expired	(466,667)	0.64
Balance, December 31, 2024	9,593,750	0.78

As at December 31, 2024, the Company had outstanding stock options enabling the holders to acquire common shares as follows:

Date of Expiry	Exercise Price $	Number of Stock Options Outstanding as at December 31, 2024
February 18, 2025	0.25	30,000
March 17, 2025	0.25	206,250
March 25, 2026	0.71	2,025,000
February 25, 2027	0.79	3,550,000
August 19, 2027	0.71	424,500
February 24, 2028	0.97	600,000
March 28, 2029	0.84	2,583,000
May 22, 2029	1.06	100,000
June 24, 2029	1.00	75,000
Total Outstanding	0.78	9,593,750
Total Exercisable	0.76	7,523,583

During the year ended December 31, 2024, the Company recognized a total of $1,461,500 (December 31, 2023 - $936,802) in share-based payments expense for the options granted and vested during the year. The fair value of options granted during the year ended December 31, 2024 was $0.62 (2023 - $0.66) per option. The weighted average remaining life of the stock options as of December 31, 2024 is 2.60 (December 31, 2023 – 2.44) years.

DOLLY VARDEN SILVER CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in Canadian Dollars)

9.	SHARE CAPITAL (cont’d)

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted:

For the year ended	December 31, 2024	December 31, 2023
Risk-free interest rate	3.68%	3.71%
Expected dividend yield	0%	0%
Annualized stock price volatility	83%	83%
Expected life of options (in years)	5	5
Expected forfeiture rate	0%	0%

Flow-through Premium Liability

The following is a continuity of the liability portion of the flow-through share issuances:

Balance, December 31, 2022	$3,653,886
Settlement of flow-through share premium liability pursuant to qualifying expenditures	(3,653,886)
Balance, December 31, 2023	-
Flow-through premium liability additions	7,779,996
Settlement of flow-through share premium liability pursuant to qualifying expenditures	(4,301,284)
Balance, December 31, 2024	$3,478,712

Anti-dilution rights agreements

In September 2012, the Company entered into an ancillary rights agreement with Hecla, whereby as long as Hecla holds a pro-rata interest of 10%, it reserves the right to maintain its ownership interest in the event the Company issues any equity securities. In February 2022, the Company entered into an investor rights agreement in relation to the acquisition of Homestake with Fury whereby as long as Fury holds a pro-rata interest of 10%, it reserves the right to maintain its ownership interest in the event the Company issues any equity securities for cash. At December 31, 2024 each of Hecla and Fury owned greater than 10% of the Company.

10.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern to pursue other business opportunities and to maintain a flexible capital structure that optimizes the cost of capital within a framework of acceptable risk. The capital of the Company consists of items within shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, or acquire or dispose of assets.

The Company is dependent on the capital markets as its main source of operating capital. The Company’s capital resources are largely determined by the strength of the junior public markets, by the status of the Company’s projects in relation to these markets and its ability to compete for investor support of its projects. There have been no changes to the Company’s approach to capital management during the year ended December 31, 2024. The Company has no capital restrictions other than an anti-dilution right in favor of Hecla and Fury whereby both parties have the right to maintain their equity holdings in the Company (Note 9).

DOLLY VARDEN SILVER CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in Canadian Dollars)

11.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2024 and 2023, the Company incurred the following amounts charged by officers and directors (being key management personnel) and companies controlled and/or owned by officers and directors of the Company in addition to the related party transactions disclosed elsewhere in these consolidated financial statements:

	Year ended
	December 31,	December 31,
	2024	2023
Directors’ fees	$228,400	$208,100
Exploration and evaluation (3,4)	722,500	567,138
Management fees (1)(2)	1,442,200	956,200
Share-based payments (1)(2)	2,026,036	1,380,274
Total	$4,419,136	$3,111,712

(1)

The Company entered into a consulting service agreement with S2K Capital Corp. and Shawn Khunkhun, Chief Executive Officer and director of the Company. Pursuant to this consulting agreement, Mr. Khunkhun is compensated at a rate of $30,000 (2023 - $28,333) per month, where the increase was effective April 1, 2024. The Company is required to pay an equivalent to 24 months’ pay plus an average of any cash performance bonus paid in the previous two completed financial years if the consulting agreement is terminated by either party absent an event of default during the twelve-month period following the date of a change in control of the Company. During the year ended December 31, 2024, the Company paid a $300,000 bonus related to the year ended December 31, 2023 and made an allowance of $360,000 for amounts expected to be paid in 2025 that relate to the year ended December 31 2024. If the agreement is terminated for reasons other than event of default, the Company is required to pay a sum equal to 12 months’ pay.

(2)

The Company entered into a consulting service agreement with Fehr & Associates and Ann Fehr, Chief Financial Officer (“CFO”) for full outsourced accounting and corporate secretary services. During the year ended December 31 2024 the Company paid an average of $25,144 (2023 - $19,067) per month for CFO and costs related to the controller, bookkeeper and administrative services. Of the amounts paid to Fehr & Associates, $16,667 per month was deemed to be related to CFO services and included in management fees expense, effective April 1, 2024. During the year ended December 31, 2024, the Company paid a $120,000 bonus related to the year ended December 31, 2023 and made an allowance of $100,000 for amounts expected to be paid in 2025 that relate to the year ended December 31 2024. The Company is required to pay an equivalent to 12 months’ pay if the consulting agreement is terminated by either party absent an event of default during the twelve-month period following the date of a change in control of the Company.

(3)

The Company entered into a consulting service agreement with Robert van Egmond, VP Exploration of the Company. Pursuant to this consulting agreement, Mr. van Egmond is compensated at a rate of $22,500 (2023 - $21,667) per month, where the increase was effective April 1, 2024. During the year ended December 31, 2024, the Company paid a $200,000 bonus related to the year ended December 31, 2023 and made an allowance of $135,000 for amounts expected to be paid in 2025 that relate to the year ended December 31 2024. The Company is required to pay the equivalent to 12 months’ pay if the consulting agreement is terminated by either party, absent an event of default, during the twelve-month period following the date of a change in control of the Company.

(4)	The Company paid $120,000 (2023- $168,000) in exploration and evaluation expenses to a company controlled by a director.

Other related party transactions are as follows:

At December 31, 2024, included in accounts payable is $10,640 (December 31, 2023 - $3,196) owed to officers of the Company.

At December 31, 2024 included in accrued liabilities is $686,750 (December 31, 2023 – $120,000) accrued to officers and directors of the Company.

During the year ended December 31, 2024, $94,537 (September 30, 2023 - $nil) in fees were paid to Fehr & Associates, a corporation controlled by the CFO, that were attributable to costs directly associated with office space, accounting services and administration staff used by the Company.

DOLLY VARDEN SILVER CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in Canadian Dollars)

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments recorded at fair value require disclosure as to how the fair value was determined based on significant levels of input described in the following hierarchy:

●	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
●	Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments include cash and cash equivalents, short term investment, amounts receivable, deposits, accounts payable and accrued liabilities, all of which are measured at amortized cost.

Financial Instruments

The carrying values of cash and cash equivalents, short term investment, amounts receivable, deposits, accounts payable and accrued liabilities approximate fair values due to the short-term nature of these instruments or market rates of interest. The Company's risk exposures and the impact on the Company's financial instruments are summarized below.

Credit Risk

The Company's credit risk is primarily attributable to cash and cash equivalents, short term investment, deposits and amounts receivable. The Company has no significant concentration of credit risk arising from operations. Cash and cash equivalents consists of bank balances and demand guaranteed investment certificates at reputable financial institutions, from which management believes the risk of loss to be remote. Amounts receivable and deposits are due from government agencies.

The Company limits its exposure to credit risk for cash by placing it with high quality financial institutions.

Liquidity Risk

The Company’s ability to remain liquid over the long term depends on its ability to obtain additional financing through the issuance of additional securities, entering into credit facilities, or entering into joint ventures, partnerships or other similar arrangements. The Company’s ability to continue as a going concern is dependent upon its ability to continue to raise adequate financing in the future to meet its obligations and repay its liabilities arising from normal business operations when they come due. As at December 31, 2024, the Company had cash and cash equivalents and short term investment of $34,177,599 to settle current liabilities of $913,177 (excluding liability on flow-through share issuances).

Interest Rate Risk

The Company has cash and cash equivalent balances subject to fluctuations in the prime rate. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. Management believes that interest rate risk is remote, as investments are redeemable at any time and interest can be earned up to the date of redemption.

Price Risk

The Company is exposed to price risk with respect to commodity prices. The Company’s future mining operations will be significantly affected by changes in the market price for silver. Precious metal prices fluctuate daily and are affected by numerous factors beyond the Company’s control. The supply and demand for commodities, level of interest rates, rate of inflation, investment decisions by large holders of commodities and stability of exchange rates can all cause significant fluctuations in commodity prices.

DOLLY VARDEN SILVER CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in Canadian Dollars)

13.	SEGMENTED INFORMATION

The Company operates in one reportable segment, the exploration and development of unproven exploration and evaluation assets. The Company’s primary exploration and evaluation assets are located in British Columbia, and its corporate assets, comprising mainly of cash, are located in Canada. The Company is in the exploration stage and has no reportable segment revenues or operating results. All corporate expenses are incurred in Canada.

14.	INCOME TAX

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Year ended December 31, 2024	Year ended December 31, 2023
Loss for the year	$(20,649,147)	$(26,650,462)
Expected income tax recovery	(5,575,000)	(7,196,000)
Change in statutory rates and other	-	256,000
Permanent difference	(407,000)	(445,000)
Impact of flow through share issuance	4,355,000	5,553,000
Share issuance costs	(812,000)	(19,000)
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	196,000	(284,000)
Change in unrecognized deductible temporary differences	2,243,000	2,135,000
Total income tax expense (recovery)	$-	$-

The significant components of the Company’s unrecorded deferred tax assets and liabilities are as follows:

	Year ended December 31, 2024	Year ended December 31, 2023
Deferred tax assets:
Exploration and evaluation assets	$8,451,000	$7,557,000
Property and equipment	245,000	194,000
Share issuance costs	933,000	513,000
Non-capital losses available for future periods	13,622,000	12,744,000
	$23,251,000	$21,008,000
Unrecognized deferred tax assets	(23,251,000)	(21,008,000)
Net deferred tax assets	$-	$-

DOLLY VARDEN SILVER CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in Canadian Dollars)

14.	INCOME TAX (cont’d)

The Company’s unrecognized deductible temporary differences, tax credits and tax losses are as follows:

	As at December 31,		As at December 31,
	2024		2023
Temporary Differences:
Investment tax credit	$711,000	2032 -2040	$711,000
Property and equipment	$905,000	No expiry date	$718,000
Exploration and evaluation assets	$29,378,000	No expiry date	$26,068,000
Share issuance costs	$3,454,000	2045 to 2048	$1,902,000
Non-capital losses available for future periods	$50,453,000	2026 to 2044	$47,200,000

15.	SUBSEQUENT EVENT

Subsequent to December 31, 2024, the Company issued 236,250 common shares pursuant to the exercise of stock options for proceeds of $128,062.