Form 20-F/A
period 2024-12-31
FURY GOLD MINES LTD
filed 2025-06-25
CIK 1514597

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F/A

Amendment No. 1

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

☐ Yes ☒ No

EXPLANATORY NOTE

Fury Gold Mines Limited (the "Company") is filing this Amendment No. 1 (the "Amendment No. 1") to the Annual Report on Form 20-F for the fiscal year ended December 31, 2024 originally filed with the Securities and Exchange Commission (the "SEC") on April 1, 2025 (the "Original 2024 Form 20-F") to (i) provide additional information regarding its mineral properties under Item 4 of this Amendment No. 1, and (ii) to update the disclosure provided in the Company's technical report summaries for the Company's Eau Claire Property and Committee Bay Property, each as revised and filed as Exhibit 15.2 and 15.8 to this Amendment No. 1. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information set forth in the Original 2024 Form 20-F, and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to April 1, 2025.

This Amendment No. 1 consists solely of the preceding cover page, this explanatory note, the updated Item 4, the signature page, the updated certifications from the Company's principal executive officer and principal financial officer as exhibits 12.1 and 12.2 required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, and the restated exhibits 15.2 and 15.8 and related consents of qualified persons.

Item 4 - Information on the Company

A. History and development of the company

Name, Address and Incorporation

The Company was incorporated under the British Columbia Business Corporations Act (the "BCBCA") on June 9, 2008, under the name Georgetown Capital Corp. The Company was a Capital Pool Company under the policies of the TSX Venture Exchange (the "TSXV") and, accordingly, on February 23, 2011, the Company completed a qualifying transaction (the "Qualifying Transaction") with Full Metal Minerals USA Inc., a wholly owned subsidiary of Full Metals Minerals Ltd. Pursuant to the Qualifying Transaction, the Common Shares began trading on the TSXV. On October 15, 2013, the Company changed its name to Auryn Resources Inc. On November 1, 2016, the Company completed its graduation to the TSX and the Common Shares began trading on the TSX. In connection with the Company's graduation to the TSX, the Common Shares were voluntarily delisted from the TSXV. On July 17, 2017, the Common Shares also commenced trading on the NYSE American.

Fury Gold is a reporting issuer in all of the provinces and territories of Canada. In addition, the Common Shares are registered under Section 12(b) of the U.S. Exchange Act by virtue of being listed on the NYSE American. The Company's legal registered and records office is in care of its attorneys at 1500-1055 West Georgia Street Vancouver, BC, V6E 4N7 and the mailing address is 401 Bay Street, 16th Floor, Toronto, Ontario, M5H 2Y4. The SEC maintains a web site that contains reports and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

2020 Merger and Reorganization

On October 9, 2020, the Company concurrently acquired all of the then-issued and outstanding shares of Eastmain Resources Inc. ("Eastmain") while distributing (or "spinning out") shares of two subsidiaries to its shareholders ("Spinco Transactions") in accordance with the terms and conditions of the arrangement agreement dated August 10, 2020 (the "Arrangement Agreement"). The Spinco Transactions resulted in the divestment of the Company's South American exploration assets to focus on Canadian mineral projects. On October 5, 2020, the Eastmain Transaction and the Spinco Transactions received the approval of both the Company's and Eastmain's shareholders, and on October 7, 2020, the British Columbia Supreme Court and the Ontario Superior Court of Justice approved the Reorganization Arrangement and the Eastmain Arrangement, respectively, and both courts issued final orders approving the Eastmain Transaction and the Spinco Transactions. In accordance with the terms of the Arrangement Agreement, the Company changed its name to "Fury Gold Mines Limited" pursuant to a certificate of change of name dated October 8, 2020.

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

2022 Sale of Homestake Mineral Project to Dolly Varden Silver Corporation for Dolly Varden Shares

On February 25, 2022, the Company announced the completion of the sale of the Homestake Ridge project to Dolly Varden Silver Corporation ("Dolly Varden"), a publicly traded corporation listed on the TSX Venture Exchange. Pursuant to the Homestake Purchase Agreement entered into on December 6, 2021, Dolly Varden acquired 100% of Homestake Resource Corporation from Fury in exchange for a $5 million cash payment and the issuance of 76,504,590 common shares of Dolly Varden. On October 13, 2022, the Company reduced its holdings to 59,504,590 by selling 17 million common shares, representing 22.2% of the Company's interest in Dolly Varden, for gross proceeds of $6.8 million, and resulting in the Company's interest in Dolly Varden being reduced to 25.8%. Following further dilutive equity financings completed by Dolly Varden on December 22, 2022 and November 2, 2023, Fury Gold held 59,504,590 common shares, representing a 22.03% interest in Dolly Varden as at December 31, 2023. The Company's interest in Dolly Varden was further reduced by 5,450,000 shares in a March 2024 private sale, and by 3,000,000 shares in an October 2024 private sale, resulting in in the Company's interest being 16.11% in Dolly Varden as at December 31, 2024.

2022 to 2024 Unification of the Éléonore South Gold Project

On September 12, 2022, the Company and its joint venture partner Newmont Corporation ("Newmont"), through their respective subsidiaries, completed the acquisition of the remaining approximately 23.77% participating interest of Azimut Exploration Inc. in the Éléonore South Joint Venture ("ESJV"), on a pro-rata basis. Following the completion of the transaction, the 100% ESJV participating interests were then held 50.022% by the Company and 49.978% by Newmont with Fury remaining the operator under an amended and restated joint operating agreement.

On February 29, 2024, the Company completed the purchase of Newmont's 49.978% interest in the Éléonore South Gold Project in Quebec ("Éléonore South") for $3,000,000. As a result of the consolidation, Fury Gold is the 100% owner of Éléonore South. The Company also acquired Newmont's 30,392,372 common shares or 10.98% of Sirios Resources Inc. ("Sirios") as part of the transaction for an additional $1,300,000. Sirios shares have been acquired for investment purposes, and Fury will evaluate its investment in Sirios on an ongoing basis with respect to any possible additional purchases or dispositions. In March 2024, the Company sold 1,514,000 common shares of Sirios, resulting in the Company's interest in Sirios being reduced to 10.4%. Following further dilutive equity financings completed by Sirios in 2024, the Company's holding interest in Sirios as at December 31, 2024 was less than 9.9%.

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

The Expansion Drill Program, Exploration Drill Program and the Regional Exploration Program are discussed below under "Eau Claire Project - 2023 Eau Claire Exploration Program".

2022 Changes to Management and the Board

On March 9, 2022, the Company announced the appointment of Bryan Atkinson, P.Geo, to Senior Vice President (SVP), Exploration and Michael Henrichsen, P.Geo, to Chief Geological Officer, effective immediately. The Company also announced that Salisha Ilyas, Vice President of Investor Relations, has resigned to pursue other opportunities.

On May 24, 2022, the Company announced that the Company's Board Chair, Ivan Bebek, was retiring from the Board, effective June 29, 2022 and would be an advisor.

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

2022 Completion of Sale of Homestake Ridge Project to Dolly Varden and Investor Rights Agreement

On February 25, 2022, the Company completed the sale of the Homestake Ridge Project to Dolly Varden. Pursuant to the agreement entered into on December 6, 2021 ("Homestake Purchase Agreement"), Dolly Varden purchased 100% of the shares of the Company's subsidiary, Homestake Resource Corporation for a $5,000,000 cash payment and the issuance of 76,504,590 common shares of Dolly Varden (the "Homestake Transaction"). As a result of the sale, the Company has an indirect economic interest in the Homestake Ridge Project through its ownership of shares of Dolly Varden but does not have legal control over either Dolly Varden or the Homestake Ridge Project.

In connection with the Homestake Transaction, Dolly Varden and Fury Gold entered into an investor rights agreement (the "Homestake Investor Rights Agreement") pursuant to which Fury Gold has the following rights, and is subject to the following obligations:

(i) Fury Gold will have the right to appoint two nominees to the Dolly Varden board so long as Fury Gold owns greater than 20% of the Dolly Varden common shares outstanding. As Fury Gold now owns less than 20% but greater than 10% of the Dolly Varden shares outstanding, Fury Gold's nomination right has been reduced to the right to appoint one nominee to the Dolly Varden board. Tim Clark, the Chief Executive Officer of Fury Gold, and Michael Henrichsen, the Chief Geological Officer of Fury Gold, joined the Dolly Varden Board upon closing of the Homestake Transaction. As Fury Gold now owns less than 20% but greater than 10% of the Dolly Varden shares outstanding, only Mr. Clark remains a director.

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

2023 Financings

In March 2023, the Company closed a bought-deal private placement (the "March 2023 Offering") of 6,076,500 Common Shares of the Company that qualify as "flow-through shares" (the "FT Shares") at a price of $1.44 per FT Share for aggregate gross proceeds of approximately $8.750 million. The proceeds from the March 2023 Offering were used to incur "flow-through mining expenditures" in connection with the exploration of the Company's Eau Claire and ESJV projects. As at December 31, 2023, the Company had approximately $544,000 available to incur flow-through mining expenditures before December 31, 2024.

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

On September 9, 2024, the Company announced results from the diamond drilling program at the greenfield Serendipity Prospect on its wholly owned Eau Claire project in the Eeyou Istchee Territory in the James Bay region of Quebec. The Serendipity Prospect lies within the same prospective geological setting as the Company's Percival Deposit. In total 3,871 metres (m) were drilled in 10 holes across five distinct targets at Serendipity. Drill hole 24SD-009 targeted a biogeochemical anomaly overlying the easterly extension of the structure controlling the mineralization at Serendipity and intercepted 12.16 g/t gold over 3.0 m (Figures 1 and 2, Table 1). Drill hole 24SD-002 targeted a biogeochemical anomaly at the hinge of an interpreted fold within volcanic stratigraphy and intercepted 5.27 g/t gold over 1.0 m. The two noted intercepts above are separated by over 2 kilometres (km) indicating the potential for a large mineralizing system at Serendipity. The Company is in the process of planning follow-up drilling at Serendipity for 2025.

On October 7, 2024, the Company announced the discovery of high-grade lithium outcrop on the western claim block of its 100% owned Éléonore South project in the Eeyou Istchee Territory in the James Bay region of Quebec. The outcrop sampling program targeted the historical Fliszar showing lepidolite bearing pegmatite as well as new rock exposures over an area of approximately 1000 x 500 metres (m) resulting in the collection of 34 samples. Seven samples returned high-grade values above 1.75% lithium oxide (Li2O) with a peak value of 4.67% Li2O. The Company's focus remains on the gold prospectivity of the Éléonore South project. However, the announced lithium results provide additional exploration targets as the overall project is advanced.

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

  Three Bluffs Shear, where drilling in 2021 intercepted 13.93 g/t Au over 10 metres (m) (see news release dated December 1, 2021);
  Raven Shear where 7 rock samples have averaged 16.12 g/t gold; and
  Burro West where a 300 by 300 m discrete >90th percentile gold in till anomaly has been defined with a peak value of 50 ppb gold.

On November 12, 2024, the Company announced the finalization of drill targeting at the Éléonore South gold project in the Eeyou Istchee Territory in the James Bay Region of Quebec. Drilling will target robust geochemical gold anomalies within the same sedimentary rock package that hosts Newmont's Éléonore Mine. The completed biogeochemical sampling survey covered an interpreted fold nose within the Low Formation sediments where an orientation level study identified a large-scale gold anomaly in a similar geological, geophysical, and structural setting to that of the nearby Éléonore Mine. Six priority drill targets across over 3 kilometres (km) of prospective folded sedimentary stratigraphy have been identified. These six targets encompass multi point gold anomalies above the 90th percentile of the data and correlate with moderate pathfinder elemental anomalies, most notably arsenic which is associated with gold mineralization at the Éléonore Mine. The Company intends to mobilize crews in Q1 2025 for an initial fully funded 3,000 - 5,000 metre (m) diamond drilling program.

2024 Changes to Management and the Board

On January 10, 2024, the Company announced the appointment of Phil van Staden, the current Interim CFO of the Company, to the position of Chief Financial Officer effective as of January 1, 2024.

On June 27, 2024, as a result of the voting at its Annual General Meeting ("AGM") of Shareholders held on June 26, 2024, the Company confirmed that each director nominee listed in the Company's management information circular dated May 14, 2024, in connection with the AGM were re-elected as directors of the Company and that Deloitte LLP was re-appointed as the Company's auditor. Mr Mason did not stand for re-election as a director in 2024.

2024 Financings

On June 13, 2024, the Company closed the $5 Million financing announced on May 23, 2024. The Company issued 5,320,000 common shares of the Company that qualify as "flow-through shares" as defined under subsection 66(15) of the Income Tax Act (Canada) and section 359.1 of the Taxation Act (Québec) (the "FT Shares") at a price of C$0.94 per FT Share for total gross proceeds to the Company of C$5,001.

2024 Corporate developments

On February 29, 2024, the Company, and its joint operation partner Newmont Corporation ("Newmont"), through their respective subsidiaries, closed a transaction whereby the Company acquired 100% control of the joint operation interests, the Éléonore South project, consolidating these properties into the Company's portfolio at which time the joint venture operation was dissolved. The 49.978% that Newmont held was acquired by the Company for $3,000 while incurring $22 in transaction costs. As part of the transaction, the Company acquired 30,392,372 shares of Sirios Resources Inc. from Newmont which represented a 10.98% share at the time. The Company has sold a portion of the Sirios shares to retain under 9.9% which is the insider reporting threshold in Canada.

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

2025

The Company entered into the Arrangement Agreement with QPM on February 25, 2025. Under the terms of the Arrangement Agreement, Fury Gold has agreed to acquire QPM pursuant to a statutory plan of arrangement (the "Arrangement") under Section 192 of the Canada Business Corporations Act (the "CBCA") whereby Fury Gold will acquire all of the issued and outstanding shares of QPM on the basis of 0.0741 of one common share of Fury Gold for each share of QPM (the "Exchange Ratio") as consideration for the acquisition. On March 6, 2025, Fury and QPM amended and restated the Original Arrangement Agreement in order to address certain technical matters related to QPM's share capital (the "Amended and Restated Arrangement Agreement", as further amended on March 19, 2025 and together with the original Arrangement Agreement, the "Arrangement Agreement"). In addition, each outstanding option and warrant of QPM will become exercisable to purchase shares of Fury following closing in accordance with the Exchange Ratio. Fury anticipates that approximately 8,385,030 common shares of Fury will be issued on closing of the Arrangement and that an additional 879,277 common shares will be issuable upon exercise of QPM options and warrants after closing. Fury Gold has obtained the approval of the Toronto Stock Exchange and NYSE American for the completion of the acquisition and related share issuances. Closing remains subject to the approval of the shareholders of QPM, the receipt of a final court order approving the Arrangement under the CBCA and satisfaction of other customary conditions to closing. Closing is anticipated to occur by April 30, 2025 if the required shareholder and court approvals are obtained. QPM's main asset is the Sakami gold project located in Eeyou Istchee James Bay territory in Québec, Canada (the "Sakami Project"). QPM's other assets include the Cheechoo-Eleonore Trend gold project which is adjacent to the northwest to the Sakami Project, and the Elmer East gold and lithium project located in Eeyou Istchee James Bay territory in Québec, Canada. QPM also holds a 68% interest in the Kippawa rare earths project and a 100% interest in the Zeus heavy rare earths project, both of which are located in the Témiscamingue region of Québec, Canada.

B. Business Overview

Fury Gold Mines is a Canadian-focused gold exploration company strategically positioned in two prolific mining regions: the Eeyou Istchee James Bay Region of Quebec and the Kitikmeot Region in Nunavut. Fury Gold has a portfolio of mineral properties of which three are considered material at this time: the Eau Claire property located in the Eeyou Istchee James Bay Region of Northern Quebec (the "Eau Claire Project"), the Committee Bay gold project located in the Kitikmeot Region of Nunavut (the "Committee Bay Project") and the Éléonore South property also located in the Eeyou Istchee James Bay Region of Northern Quebec ("Éléonore South Project") which was determined to have become material as of March, 31, 2025.

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

The Company has not yet determined whether any of its mineral property interests may contain economically recoverable mineral reserves. The Company's continuing operations and the underlying value of the Company's mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration of its mineral property interests, obtaining the necessary mining permits, and on future profitable production or the proceeds from the disposition of the exploration and evaluation assets. See "Risk Factors" section for further information.

Reliance on Key Personnel

Most aspects of the Company's business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, mining, metallurgy, engineering, environment issues, permitting, social issues, capital markets, financing and accounting. While competition in the resource mining industry can make it difficult to locate and retain competent employees in such fields, the Company has been successful in finding and retaining personnel for the majority of its key processes. See "Risk Factors - Qualified and Experienced Employees, Management, and Board Members".

In addition, some members of Fury Gold's technical and management teams have a track record of successfully monetizing assets for all stakeholders. Fury Gold conducts itself to the highest standards of corporate governance and sustainability.

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

Environmental Protection

Exploration activities are subject to numerous and often stringent environmental laws and regulations. Compliance with such laws and regulations increases the costs of and delays planning, designing, drilling and developing the Company's properties. To the best of management's knowledge, the Company is in compliance in all material respects with all environmental laws and regulations applicable to its exploration and drilling activities. Fury Gold is committed to meeting or surpassing all applicable environmental legislation, regulations, permit and license requirements, and to continuously improving its environmental performance and practices. The Company embraces safe, socially and environmentally responsible and sustainable work practices during all activities. Fury Gold seeks to utilize innovative technologies and techniques to reduce its environmental footprint across all of the Company's projects. This includes awarding drill contracts to an EcoLogo certified contractor at Eau Claire, the use of Rotary Air Blast (RAB) drilling at the Committee Bay Project, which reduces water usage, footprint and time on the ground, and the use of drone imagery to allow targeted ground-based follow up of outcrop. Current costs associated with compliance are considered to be normal. See "Risk Factors - Environmental Regulatory, Health & Safety Risks" and "Risk Factors - Environmental Protection".

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

Social and Environmental Policies

Building and maintaining good corporate citizenship is an important component of Fury Gold's business practices. The Company has adopted several social and environmental policies and codes of conduct that are essential to its operations. The Company's operating practices are governed by the principles set out in its Code of Business Conduct and Ethics, Diversity Policy, Insider Trading Policy, Indigenous Relations Policy, Disclosure Policy and Whistle-Blower Policy..

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

Fury Gold is committed to responsible mineral exploration. The Company is dedicated to collaborating with Indigenous peoples and communities to establish and maintain effective, lasting, and mutually beneficial relationships. To achieve this commitment, we strive for relationships based on transparency, mutual respect, and trust. Accordingly, Fury implemented an Indigenous Relations Policy in 2024, which can be found on the Company's website at www.furygoldmines.com/about-us/governance.

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

During 2023 and 2024, the Company's subsidiary, Eastmain, entered into a Services Agreement with Stajune Ventures Inc, a business entity of the Cree Nation of Eastmain which provided for the local First Nation personnel, to provide services for the Summer exploration activities at the Eau Claire project during those years.

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

C. Organizational Structure

The following diagram depicts the Company's corporate structure as of December 31, 2024, and its material subsidiaries, including the name, jurisdiction of incorporation and proportion of ownership in each:

Not reflected in the above organization chart is the Company's non-material 25% interest in a shared service provider entity, Universal Mineral Services Ltd ("UMS"). (See interest of "Related Party Transactions - Universal Mineral Services").

A. Property, Plant and Equipment and Exploration and Evaluation Assets

Summary of Mineral Properties

At December 31, 2024, the Company's three main 100% held material mineral properties were the Eau Claire Project and the Éléonore South Project located in the Eeyou Istchee James Bay Region of Northern Quebec, and the Committee Bay Project located in the Kitikmeot Region of Nunavut, Canada. The Éléonore South Project has been determined to have become material effective March 31, 2025 as a result of the Company increasing its ownership interest to 100% and increasing exploration expenditures. The Company also held a number of non-material mining properties that are described in the table below:

Property	Jurisdiction	Ownership	Operator	Number of Claims	Area of Claims (hectares)	Number of Leases	Area of Leases (ha)	Property Stage	Mineralization Style	Infrastructure
Material Properties
Eau Claire	Quebec	100	Fury Gold Mines	446	23284.5			Resource	Orogenic Gold	30 person camp
Eleonore South	Quebec	100	Fury Gold Mines	282	14760.46			Exploration	Orogenic Gold	20 person camp
Committee Bay	Nunavut	100	Fury Gold Mines	142	179704.52	57	58689.69	Resource	Orogenic Gold	100 person camp
Non-Material Properties
Lac Clarkie	Quebec	100	Fury Gold Mines	564	29734.48			Exploration	Orogenic Gold	None
Lac Lessard	Quebec	100	Fury Gold Mines	47	2475.54			Exploration	Orogenic Gold	None
Reservoir	Quebec	100	Fury Gold Mines	116	6089.69			Exploration	Orogenic Gold	None
Lidge	Quebec	100	Fury Gold Mines	36	1900.8			Exploration	Orogenic Gold	None
Radisson	Quebec	100	Fury Gold Mines	152	7850.34			Exploration	Orogenic Gold	None
Eastmain Mine	Quebec	25	Benz Mining	152	8014.36			Resource	Orogenic Gold	30 person camp
Ruby Hill East	Quebec	25	Benz Mining	88	4640.05			Exploration	Orogenic Gold	None
Ruby Hill West	Quebec	25	Benz Mining	178	9380.16			Exploration	Orogenic Gold	None
Gibson MacQuoid	Nunavut	100	Fury Gold Mines	38	45424.93			Exploration	Orogenic Gold	None

A map showing the locations of the Company's mineral properties is provided below:

Quebec Properties

The Company has two material properties located in the Province of Quebec, Canada, namely the Eau Claire Project and the Éléonore South Project.

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

A map showing the locations of the Company's material and non-material Quebec mineral properties is provided below:

Nunavut Properties

The Company has one material property located in the territory of Nunavat, Canada, namely the Committee Bay Project.

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

A map showing the locations of the Company's material and non-material Nunavut mineral properties is provided below:

400000
500000
600000
700000
7400000
7300000
7200000
7100000
Laughland Lake
Ukkusiksalik National Park Of Canada
Ford Lake
Baker Lake
Armit Lake
Esri Canada
N
100 km
Legend
Committee Bay Leases
Committee Bay Claims
Gibson MacQuoid Claims

Below as a summary of all mineral resources for the Company's material mineral properties as at December 31, 2024, as discussed in detail below.  The Company does not have any mineral reserves as at December 31, 2024. The Company does not have any mineral resource estimates for its non-material properties:

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

Notes on the Eau Claire Mineral Resources:

(1) The Mineral Resource Estimates were initially reported by Dupere, Eggers and Dean (2024) with an effective date of May 10, 2024.

(2) The resources reported above are reviewed in detail within this Report and are accepted as current by the Qualified Person, Ms. Valerie Doyon P. Geo, Senior Project Geologist of the Company.

(3) The classification of the current Mineral Resource Estimate into Measured, Indicated and Inferred has been completed in accordance with the definitions for mineral resources in S-K 1300, which are consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves.

(4) All figures are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.

(5) The mineral resources are presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction.

(6) Mineral resources which are not mineral reserves do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that most Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

(7) The Project mineral resource estimates are based on a validated database which includes data from 1202 surface diamond drill holes totalling 406,431 m, and 426 surface channels (Eau Claire deposit) for 1,345 m. The resource database totals 273,402 drill hole assay intervals representing 267,721 m of data and 2,254 channel assays for 1,316 m.

(8) The MRE for the Eau Claire deposit is based on 280 three-dimensional ("3D") resource models representing the 450, 850 and hinge zones. The MRE for the Percival deposit is based on 29 3D resource models representing high grade and lower grade halo zones.

(9) Grades for Au were estimated for each mineralization domain using 1.0 metre capped composites assigned to that domain. To generate grade within the blocks, the inverse distance cubed (ID3) interpolation method was used for all domains of the Eau Claire deposit and ID2 for Percival deposit. An average density value was assigned to each domain.

(10) Based on the location, surface exposure, size, shape, general true thickness, and orientation, it is envisioned that parts of the Eau Claire and Percival deposits may be mined using open-pit mining methods. In-pit mineral resources are reported at a base case cut-off grade of 0.5 g/t Au. The in-pit resource grade blocks are quantified above the base case cut-off grade, above the constraining pit shell, below topography and within the constraining mineralized domains (the constraining volumes).

(11) The pit optimization and base-case cut-off grade consider a gold price of $1,900/oz and considers a gold recovery of 95%. The pit optimization and base case cut-off grade also considers a mining cost of US$2.80/t mined, pit slope of 55⁰ degrees, and processing, treatment, refining, G&A and transportation cost of USD$19.00/t of mineralized material.

(12) The results from the pit optimization, using the pseudoflow optimization method in Whittle 4.7.4, are used solely for the purpose of testing the "reasonable prospects for economic extraction" by an open pit and do not represent an attempt to estimate mineral reserves. There are no mineral reserves on the Property. The results are used as a guide to assist in the preparation of a Mineral Resource statement and to select an appropriate resource reporting cut-off grade. A Whittle pit shell at a revenue factor of 0.52 was selected as the ultimate pit shell for the purposes of this mineral resource estimate.

(13) Based on the size, shape, general true thickness, and orientation, it is envisioned that parts of the Eau Claire and Percival deposits may be mined using underground mining methods. Underground mineral resources are reported at a base case cut-off grade of 2.5 g/t Au. The mineral resource grade blocks were quantified above the base case cut-off grade, below surface/pit surface and within the constraining mineralized wireframes (considered mineable shapes). Based on the size, shape, general thickness, and orientation of the mineralized structures, it is envisioned that the deposits may be mined using a combination of underground mining methods including sub-level stoping (SLS) and/or cut and fill (CAF) mining.

(14) The underground base case cut-off grade of 2.5 g/t Au considers a mining cost of US$65.00/t mined, and processing, treatment, refining, G&A and transportation cost of USD$19.00/t of mineralized material.

(15) The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

Notes on the Committee Bay Resource Estimate:

1. Mineral Resources are not Mineral Reserves as they do not have demonstrated economic viability, although, as per S-K 1300 requirements, which are consistent with CIM requirements, the Mineral Resources reported above have been determined to have demonstrated reasonable prospects for eventual economic extraction.

2. The Mineral Resources were estimated in accordance with the definitions for mineral resources in S-K 1300, which are consistent with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

3. The Mineral Resources Committee Bay Gold Project was initially reported in Ross (2017) - QP David A. Ross, M.Sc., P.Geo, effective date of May 31, 2017.

4. The resources reported above are reviewed in detail within this Report and are accepted as current by the Qualified Person, Mr. Bryan Atkinson, P. Geo, Senior Vice-President, Exploration of the Company.

5. The Cutoff grades were determined using average block grade values within the estimation domains and an Au price of US$1,200/oz, and Process Recovery of 93%, Open Pit mining costs of C$10.00/t, Underground mining costs of C$70.00/t, Process and G&A costs of approximately C$75/t and an exchange rate of 1.25 US$/C$.

6. The mineral resources are presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction .

7. A bulk density values value of 3.15 t/m3 was assigned based on available SG measurements.

8. Differences may occur in totals due to rounding.

Eau Claire Project

The following disclosure relating to the Eau Claire Project (other than the disclosure regarding the 2023 Eau Claire exploration programs) is based on information derived from the technical report summary on the Eau Claire Project entitled "Technical Report on the Eau Claire Project, Quebec, Canada" prepared by Mrs. Valerie Doyon, the Company's Senior Project Geologist, with an effective date of December 31, 2024 (the "Eau Claire Technical Report Summary"), as attached to this Annual Report as Exhibit 15.2. The Eau Claire Technical Report Summary conforms to SEC's Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations ("S-K 1300") and Item 601(b)(96) - Technical Report Summary. All information of a scientific or technical nature contained below and provided after the date of the Eau Claire Report has been reviewed and approved by Mrs. Valerie Doyon, the Company's Senior Project Geologist and a "qualified person" for the purposes of S-K 1300.

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

The figure below presents property location and claims comprising the Eau Claire Deposit:

The book value of the Eau Claire Project as at December 31, 2024 is provided below:

Name of Material Property	Book value as at December 31, 2024
Eau Claire Project	$31,100,000 (1)

(1) Book value of the Company's mineral projects under the Company's IFRS accounting policy primarily reflects project acquisition costs because the Company expenses rather than capitalizes all exploration costs as they are incurred. Acquisition costs may include allocations of the cost of corporate acquisitions of acquired companies which own mineral projects which allocations can increase the book value of the mineral projects of the acquired company above what the acquired company itself carried them at. The financial statement notes record exploration by general area rather than by individual property so aggregate expensed exploration costs for individual properties are not possible to determine from the financial statements alone. The book value of mineral properties may be reduced as a result of impairment charges where the Company concludes that the book value must be reduced in the face of evidence of impairment. Accordingly, readers are cautioned that mineral property book value is not intended to reflect the fair value of the mineral project at any given time.

Existing Infrastructure

Fury, through its Eastmain subsidiary, maintains a forty-person camp to support exploration activities at the Eau Claire project. The closest infrastructures to the Eau Claire deposit include a number of hydroelectric complexes and associated infrastructure, including the EM-1 hydroelectric complex. The EM-1 complex is located within 15 kilometres of the Eau Claire gold deposit. Hydro Québec has established a 600-person camp at EM-1 that includes fuel and medical services. More major necessities such as skilled labour and specialized equipment are sourced from Val-d'Or or Chibougamau. Many services are now available through numerous Cree owned businesses and partnerships in Mistissini, Eastmain and Nemaska.

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

Veins are composed of quartz and tourmaline; the ratio between quartz with accessory calcite to tourmaline can vary from 100 percent quartz to 100 percent tourmaline. The quartz-tourmaline veins are massive, banded and/or brecciated. Pyrite, pyrrhotite, chalcopyrite and rare molybdenite generally constitute less than 1.5 percent of the composition of these veins but can be upwards of 20% locally. Commonly, brecciated veins contain angular blocks of tourmaline, ranging in size from less than one to more than 25 centimetres in size. Fragments are cemented by a quartz-carbonate matrix. Breccia textures locally form a "piano key" pattern with angular tourmaline blocks aligned perpendicular to the vein walls. This texture is due to protracted deformation that affected already formed veins and generated new veins (tension gash veins developed on pre-existing laminated veins). The piano-key breccia has been observed throughout the deposit at all scales in tourmaline veins of less than 1 centimetre to more than 1 metre thick. A "ladder vein" texture has also been observed in outcrop at the 450 West Zone consisting of massive tourmaline layers with quartz-carbonate "ladders" aligned perpendicular to the vein walls.

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

Mineral Resources

A Mineral Resource Estimate was first disclosed in a 2015 Technical Report (SRK, 2015) and updated in 2017 (Armitage and Hafez, 2017). The 2017 updated Mineral Resource Estimate was subsequently updated for use in a 2018 preliminary economic assessment (2018 PEA) study (Puritch et. al. 2018). No updated economic study was conducted on the 2023 Mineral Resource Estimate and the 2018 PEA is no longer current and should not be relied upon. The 2024 Mineral Resource Estimate included the addition of Fury's 2020 through 2023 drilling to update the resource wireframes and block model.

The Eau Claire project contains a combined Mineral Resource of 1,160,000 oz of Au at a grade of 5.65 g/t in the Measured and Indicated category, and an additional 723,000 oz of Au at a grade of 4.13 g/t Au in the Inferred Category

Completion of the MREs involved the assessment of a validated drill hole and channel sample database, which included all data for surface drilling and surface and channel sampling completed through the end of 2023. Completion of the MREs also included the assessment of updated three-dimensional (3D) mineral resource models (mineral resource domains), 3D topographic surface models and 3D overburden surface models.

The Inverse Distance Cubed ("ID3") and Inverse Distance Squared ("ID2") calculation methods restricted to the mineral resource domains were used to interpolate grades for Au (g/t) into block models for all deposit areas.

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

Internal Controls

QC protocols were established in 2002 and carried through with minor refinements through the current drilling program.

The QA/QC program comprises the systematic insertion of standards or CRMs, blanks, as well as field, coarse reject, and pulp duplicates. QC samples have been inserted into the sample sequence at a frequency of approximately 1 sample per 25 samples for CRMs and blanks, 1 sample per 50 samples for field duplicate samples, 1 sample per 75 samples for coarse reject duplicates, and 1 sample per 25 samples for pulp duplicates. Approximately 15.1% of samples assayed have been QC samples in the drilling programs from 2020 to 2023. All QC samples were analyzed by the primary analytical lab (ALS). Check sampling of selected rejects and pulps has also been completed at both ALS and ACT laboratories in 2022 through 2024.

Sample batches with suspected cross-sample contamination or certified reference materials returning assay values outside of the mean ± 3SD control limits are considered analytical failures by the Company and assay reruns were requested when deemed warranted.

ALS has its own internal QA/QC program, which is reported in the assay certificates, including the coarse reject and pulp duplicate assays. The Fury QA/QC program includes monitoring of laboratory internal QC results.Mineral Processing and Metallurgical Testing

Work performed in the SGS 2017 study was performed essentially on a single master sample.  The sample included appropriate vein and mining dilution from the hanging wall and footwall.  This sample was well documented and traceable.

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

2024 Mineral Resource Estimate

Mineral Resource Estimate (effective December 31, 2024)(1-15)

Category	Tonnes	(g/t Au)	Contained Au (oz)
Measured	1,612,000	5.67	294,000

Category	Tonnes	(g/t Au)	Contained Au (oz)
Indicated	4,781,000	5.64	866,000
Total Measured & Indicated	6,393,000	5.65	1,160,000
Inferred	5,445,000	4.13	723,000

Open Pit and Underground Mineral Resources for Eau Claire Deposit (effective December 31, 2024)(1-15)

	Open Pit (surface to 150 m)			Underground (150 m - 860 m)
Category	Tonnes	(g/t Au)	Contained Au (oz)	Tonnes	(g/t Au)	Contained Au (oz)
Measured	1,157,000	5.19	193,000	455,000	6.9	101,000
Indicated	1,291,000	4.19	174,000	3,490,000	6.17	692,000
Measured & Indicated	2,448,000	4.66	367,000	3,945,000	6.25	793,000
Inferred	69,000	4.39	10,000	2,566,000	6.08	502,000

Open Pit and Underground Mineral Resources for Percival Deposit (effective December 31, 2024) (1-15)

	Open Pit (surface to 150 m)			Underground (150 m - 860 m)
Category	Tonnes	(g/t Au)	Contained Au (oz)	Tonnes	(g/t Au)	Contained Au (oz)
Inferred	2,253,000	1.81	131,000	557,000	4.47	80,000

Notes:

1. The effective date of the Eau Claire project Mineral Resource Estimates ("MREs"), including the Eau Claire and Percival deposit estimates, is May 10, 2024.

2. The Mineral Resource Estimates were estimated by Maxime Dupéré, B.Sc., géo. of SGS Geological Services and is an independent Qualified Person as defined by NI 43-101.

3. The classification of the current Mineral Resource Estimates into Measured, Indicated and Inferred mineral resources is consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves.

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

8. The MRE for the Eau Claire deposit is based on 280 three-dimensional ("3D") resource models representing the 450, 850 and hinge zones. The MRE for the Percival deposit is based on 29 3D resource models representing high grade and lower grade halo zones.

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

12. The results from the pit optimization, using the pseudoflow optimization method in Whittle 4.7.4, are used solely for the purpose of testing the "reasonable prospects for economic extraction" by an open pit and do not represent an attempt to estimate mineral reserves. There are no mineral reserves on the Property. The results are used as a guide to assist in the preparation of a Mineral Resource statement and to select an appropriate resource reporting cut-off grade. A Whittle pit shell at a revenue factor of 0.52 was selected as the ultimate pit shell for the purposes of this mineral resource estimate.

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

2024 Mineral Resource Estimates Classification

Gold grades were estimated into the blocks for the deposit block models. Blocks within each mineralized domain were interpolated using composites assigned to that domain. To generate grade within the blocks, the inverse distance cubed (ID3) interpolation method was used for all domains for the Eau Claire deposit and ID2 for the Percival deposit.

For all domains, the search ellipse used to interpolate grade into the resource blocks was interpreted based on orientation and size of the mineralized domain. The search ellipse axes are generally oriented to reflect the observed preferential long axis (geological trend) of the domain and the observed trend of the mineralization down dip/down plunge.

Three to four passes were used to interpolate grade into all the blocks in the grade shells; interpolation parameters varied by deposit area. All blocks were classified as Measured for Pass 1, Indicated for Pass 2 and Inferred for Pass 3 and 4.

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

The Author considers that the Project has potential for delineation of additional Mineral Resources and that further exploration is warranted. Given the prospective nature of the Property, it is the Author's opinion that the Property merits further exploration and that a proposed plan for further work by Fury is justified. The Author is recommending Fury conduct further exploration, subject to funding and any other matters which may cause the proposed exploration program to be altered in the normal course of its business activities or alterations which may affect the program as a result of exploration activities themselves.

Recommendations

The following summarizes the work programs recommended by the author of the Eau Claire Technical Report Summary.

Fury's intentions are to continue exploration on the Property in 2025 and onwards. The proposed work program consists of a regional portion focused on refining known gold occurrences within the Percival - Serendipity trend, 14km to the east of Eau Claire, and attempting to define new prospects in areas with favourable geological and structural settings. In addition to the regional program, a drill program focused on the Eau Claire deposit has been proposed to tie-in the mineralization identified 450m west of the current resource with the aim of updating the current mineral resource. Additional drilling would focus on the Percival prospect and other nearby geochemical anomalies to determine the continuity and scale of gold mineralization.

Fury has gained a better understanding of the combination of pathfinder elements and structural controls on the gold mineralization at Percival. The broad low-grade gold mineralization occurs along a well-defined east-west trending structural splay of the Cannard Deformation Zone. Certain elemental associations, most notably Arsenic, Bismuth, and Tungsten, are proving to be important pathfinders for the gold mineralization. Higher-grade gold within the broader corridor is controlled by secondary shearing and is identified by the high degree of silicification. With this knowledge, the Company has refined their targeting along the Percival to Serendipity Trend identifying ten priority targets for 2024. These identified targets lie within the same stratigraphic package as Percival Main and have undergone varying degrees of deformation. The proximity of the main Cannard and Hashimoto Deformation Zones varies from one target to the other and may have a significant impact on the gold mineralization. Fury believes the varying degrees of deformation are an important control on both gold mineralization and the potential preservation of a sizeable, mineralized body.

The recommended work program is anticipated to include the collection of 15,000 infill till and biogeochemical samples and 30,000 m of diamond drilling. Drilling would be allocated with 2,000 m to 7,500 m focused on testing biogeochemical anomalies within the Percival - Serendipity trend, approximately 20,000 m at the Eau Claire deposit for resource expansion, and 2,500 m to 8,000 m at Percival for resource expansion. Subsequent to the completion of additional drilling on the Property, updated MREs are planned which will form the basis of an updated engineering study in the form of an updated Preliminary Economic Assessment.

The total cost of the planned work program by Fury is estimated at up to $14.2 M shown in the table below. The Company has not yet made a decision to fully implement these recommendations as they are financing and success dependent.

Recommended Work Programs

Type	Details	Cost Estimate (C$)
Labour	Staff Wages, Technical and Support Contractors	1,750,000
Assaying	Sampling and Analytical	750,000
Drilling	Diamond Drilling (30,000m at $175/m)	5,250,000
Till Sampling	Detailed sampling program	1,500,000
Land Management	Consultants. Assessment Filing, Claim maintenance	750,000
Community Relations	Community Tours, Outreach	75,000

Type	Details	Cost Estimate (C$)
Information Technology	Remote site communications and IT	35,000
Safety	Equipment, Training and Supplies	75,000
Expediting	Expediting	150,000
Camp Costs	Equipment, Maintenance, Food, Supplies	250,000
Freight and Transportation	Freight, Travel, Helicopter	450,000
Fuel		1,200,000
General and Administration		100,000
Update MRE and PEA		600,000
Sub-total		12,935,000
Contingency (10%)		1,293,500
Total		14,228,500

2020 - 2024 Eau Claire Exploration Program

From 2020 through to 2024, Fury completed a total of 120 diamond drill holes for approximately 75,654.3 m on the Project.  The drill program consisted of i) an extension phase focused on extensions to the known vein corridors along strike from the current resource ("Extension Program"); ii) an exploration phase designed to test targets along the 4.5km long deposit trend ("Exploration Program") and iii) an exploration phase of drilling designed to test targets at the Percival and Serendipity prospects 14km east and 20 km northeast of the Eau Claire Deposit respectively. Large stepout drilling in 2022 increased the mineralized footprint of the Eau Claire deposit by over 450m to the west. At Percival Fury intercepted 13.5 m of 8.05 g/t gold (Au) outlining a 500x100x300m zone of gold mineralization.

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

Committee Bay Project

The following disclosure relating to the Committee Bay Project is based on information derived from the technical report summary entitled "Technical Report on the Committee Bay Project, Nunavut Territory, Canada" dated effective December 31, 2023, prepared by Bryan Atkinson, P.Geo., as Senior Vice President Exploration of Fury Gold (the "Committee Bay Technical Report Summary"). The Committee Bay Technical Report Summary conforms to the SEC's Modernized Property Disclosure Requirements for Mining Registrants as described in S-K 1300 and Item 601(b)(96) - Technical Report Summary. All information of a scientific or technical nature contained below and provided after the date of the Committee Bay Technical Report Summary has been reviewed and approved by Mr. Atkinson as a "qualified person" for the purposes of SK-1300.

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

The Committee Bay Project consists of 57 Crown Leases and 150 mineral claims in six non-contiguous blocks totaling approximately 247.972.53 ha.

The figure below presents property location and claims comprising the Committee Bay project:

The book value of the Committee Bay Project as at December 31, 2024 is provided below:

Name of Material Property	Book value as at December 31, 2024
Committee Bay Project	$8,100,000 (1)

(1) Book value of the Company's mineral projects under the Company's IFRS accounting policy primarily reflects project acquisition costs because the Company expenses rather than capitalizes all exploration costs as they are incurred. Acquisition costs may include allocations of the cost of corporate acquisitions of acquired companies which own mineral projects which allocations can increase the book value of the mineral projects of the acquired company above what the acquired company itself carried them at. The financial statement notes record exploration by general area rather than by individual property so aggregate expensed exploration costs for individual properties are not possible to determine from the financial statements alone. The book value of mineral properties may be reduced as a result of impairment charges where the Company concludes that the book value must be reduced in the face of evidence of impairment. Accordingly, readers are cautioned that mineral property book value is not intended to reflect the fair value of the mineral project at any given time.

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

The Committee Bay Greenstone Belt (the "CBGB"), which hosts the gold occurrences discussed in the Committee Bay Report, is composed of Prince Albert Group rocks. These are bounded by the wide, northeast-striking Slave-Chantrey mylonite belt to the northwest and by the Amer and Wager Bay shear zones to the south. Two major fault systems, the northeast-striking Kellet fault and the northwest-striking Hayes River fault, intersect the central portion of the CBGB and cut the Prince Albert Group rocks. Gold occurrences in the CBGB appear to be spatially related to the major shear systems and their sub-structures indicating the potential for the re-mobilization of mineral-bearing fluids along these structures.

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

Internal Controls

Fury's internal QA/QC procedures include the insertion of Certified Reference Materials (CRMs), field blanks and duplicates representing a minimum of 10% of samples assayed. When visible gold was observed additional CRMs and blanks were inserted immediately following the suspected high-grade to test lab contamination.

No blank material submitted returned assay values above the gold detection limit of the analytical methodology.

Analytical results for duplicate samples were reviewed and compared for any extreme outliers. Given the highly variable nature of gold mineralization duplicate analyses were used qualitatively in order to determine the degree of variance within the particular prospect being drilled.

Sample batches with suspected cross-sample contamination or certified reference materials returning assay values outside of the mean ± 3SD control limits are considered analytical failures by the Company and assay reruns were requested when deemed warranted.

ALS has its own internal QA/QC program, which is reported in the assay certificates, including the coarse reject and pulp duplicate assays. The Fury QA/QC program includes monitoring of laboratory internal QC results

Mineral Processing and Metallurgical Testing

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

A Phase 2 exploration program will be drill intensive. An additional 10,000 - 15,000 m of diamond drilling should be completed at the Three Bluffs deposit to explore the down dip potential of the limb mineralization as well as tying in the newly identified shear zone hosted mineralization with the ultimate goal of updating the Mineral Resource Estimate. An additional 10,000 m of drilling should be allocated to regional targets defined from the Phase 1 program. The Phase 2 program is estimated to cost between $15 and $20 million. Details of the recommended Phase 2 program can be found below although readers must appreciate there is no certainty that Fury will carry out all or a portion of these recommendations in the foreseeable future.

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

2023 Committee Bay resource estimate and technical report

Three Bluffs resource estimations were completed by APEX Geoscience Ltd. ("APEX") (see the Technical Report on the Committee Bay Project, Nunavut Territory, Canada, dated September 11, 2023, and filed under Fury's SEDAR+ profile). It supersedes all previous Committee Bay technical reports.

The Company expects to incur approximately $160 in annual mineral claims expenditures in 2025, in order to keep the property in good standing. Payments totalling $157 were made during the year ended December 31, 2024, in respect of these mineral claims.

Éléonore South Project

The following disclosure relating to the Éléonore South project is based on information derived from the technical report summary on the Éléonore South Project entitled "Technical Report on the Éléonore South Project, Quebec, Canada" prepared by Mrs. Valerie Doyon, the Company's Senior Project Geologist with an effective date of December 31, 2024 (the "Éléonore South Technical Report Summary"), as attached to this Annual Report as Exhibit 15.3. Mrs Doyon is a technically "qualified person" for the purposes of SK-1300. The Éléonore South Technical Report Summary conforms to SEC's Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations ("S-K 1300") and Item 601(b)(96) - Technical Report Summary. All information of a scientific or technical nature contained below and provided after the date of the Éléonore South Report has been reviewed and approved by Mrs. Valerie Doyon.

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

116 of the claims are subject to an escalating Net Smelter Royalty (NSR) held by Osisko Royalties (Osisko Royalty). The Osisko Royalty is tied to overall production from these claims as well as from the Éléonore Mine property claims held by Newmont Corporation. The royalty amounts to 2% on the first 3 Moz of gold production and tops out at 3.5% after 8 Moz Au production. The royalty increases by 10% for gold prices above US$550/oz Au - again topping out at 3.5%. The remaining 166 claims are free of any royalty.

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

The book value of the Éléonore South Project as at December 31, 2024 is provided below:

Name of Material Property	Book value as at December 31, 2024
Éléonore South Project	$6,000,000 (1)

(1) Book value of the Company's mineral projects under the Company's IFRS accounting policy primarily reflects project acquisition costs because the Company expenses rather than capitalizes all exploration costs as they are incurred. Acquisition costs may include allocations of the cost of corporate acquisitions of acquired companies which own mineral projects which allocations can increase the book value of the mineral projects of the acquired company above what the acquired company itself carried them at. The financial statement notes record exploration by general area rather than by individual property so aggregate expensed exploration costs for individual properties are not possible to determine from the financial statements alone. The book value of mineral properties may be reduced as a result of impairment charges where the Company concludes that the book value must be reduced in the face of evidence of impairment. Accordingly, readers are cautioned that mineral property book value is not intended to reflect the fair value of the mineral project at any given time.

Access, Climate, Local Resources, Infrastructure and Physiography

The Project is located in the Eeyou Istchee James Bay Territory of Northern Quebec, approximately 200 km east of the Cree community of Wemindji, 330 km northwest of the town of Chibougamau and 800 km north of Montreal (NTS Map sheet 33B12 and 33C09). The Project is 15 km southeast of Newmont Corporation's Éléonore Mine (Figure 1). The property is accessible, year-round, by either the James Bay Highway or Route du Nord and is located 100 km north of Nemaska, serviced by commercial flights twice per week.

The property is accessible, year-round through a combination of the Billy Diamond (James Bay) Highway, the Route du Nord and Hydro-Quebec's Sarcelle road. Sirios Resources has constructed a resource access road which leads to the Cheechoo Deposit within the Cheechoo Tonalite along the central east portion of the Property. Éléonore South is located 100 km north of Nemaska, serviced by commercial flights twice per week.

Fury, through its Eastmain subsidiary, maintains a 20-person camp to support exploration activities at the Éléonore South project. The hydroelectric power line that feeds Newmont's Éléonore Mine transects the Éléonore South property (Figure 1). Newmont's Éléonore mine complex, including a private airport are located 15 km to the northwest. Necessities such as skilled labour and specialized equipment are sourced from Val-d'Or or Chibougamau. Many services are now available through numerous Cree owned businesses and partnerships in Wemindji, Eastmain and Nemaska.

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

Geology, Mineralization and Deposit Types

The Éléonore South property is in the northeastern part of the Archean Superior Province (4.3-2.6 Ga; Percival et al., 2012), in a region comprising both the La Grande and Opinaca Subprovinces. Both subprovinces were largely constructed and metamorphosed during a series of micro-continent collisions formerly known as the "Kenoran Orogeny" (ca. 2,720-2,660 Ma; Card, 1990; Percival et al., 2012). The property is entirely enclosed in the southwestern part of the La Grande Subprovince known as the Eastmain River domain at proximity of the boundary with the Opinaca Subprovince. This proximity with the Opinaca boundary is considered highly prospective for various types of gold mineralization along both north and south portions of the contact exemplified by the Éléonore and Eastmain mines, and several exploration projects such as Corvet Est, Poste Lemoyne and La Grande Sud.

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

1970

In 1970's, Société de Développement de la Baie James (SDBJ) did an evaluation of the mineral endowment of the area in anticipation of the flooding that was planned with the building of the James Bay hydroelectric projects (GM 34000, 34001, 34002 and 38167).

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

Recommendations

Future exploration efforts should focus on the high-grade gold potential of the Cheechoo tonalite while also continuing to advance the identified gold in soil and biogeochemical anomalies to the drill ready stage.  The recommended Phase 1 work program consists of a 5,000 - 6,000 m drilling program targeting the robust Eleonore style gold targets identified through the biogeochemical sampling program. The Phase 1 program is estimated to cost approximately $3.1 million, shown in below table.

The Phase 2 exploration program will be drill intensive. An additional 10,000 - 20,000 m of diamond and reverse circulation drilling should be completed to follow up on the results from the phase 1 program as well as within the Cheechoo Tonalite to determine if sufficient continuity of gold mineralization is present to prepare a maiden mineral resource estimate. The Phase 2 program is estimated to cost between $7.5 and $10 million, as shown below. Readers are cautioned that Fury may not carry out all or even a portion of these recommendations as they re financing and success contingent.

	Phase 1
Type	Details	Cost Estimate (C$)
Labour	Staff Wages, Technical and Support Contractors	500,000
Assaying	Sampling and Analytical	400,000
Drilling	Diamond Drilling (5,000m at $150/m)	750,000
Land Management	Consultants. Assessment Filing, Claim maintenance	5,000

Type	Details	Cost Estimate (C$)
Community Relations	Community Tours, Outreach	10,000
Information Technology	Remote site communications and IT	5,000
Safety	Equipment, Training and Supplies	5,000
Expediting	Expediting	7,500
Camp Costs	Equipment, Maintenance, Food, Supplies	200,000
Freight and Transportation	Freight, Travel, Helicopter	600,000
Fuel		250,000
General and Administration		100,000
Sub-total		2,873,500
Contingency (10%)		287,350
Total		3,121,250

	Phase 2
Type	Details	Cost Estimate (C$)
Labour	Staff Wages, Technical and Support Contractors	1,250,000
Drilling	Diamond Drilling (10,000 - 20,000m)	2,000,000
Assaying	Sampling and Analytical	1,000,000
Community Relations	Community Tours, Outreach	25,000
Information Technology	Remote site communications and IT	10,000
Safety	Equipment, Training and Supplies	125,000
Expediting	Expediting	150,000
Camp Costs	Equipment, Maintenance, Food, Supplies	550,000
Freight and Transportation	Fright, Travel, Helicopter	1,500,000
Fuel		600,000
General and Administration		250,000
Sub-total		7,460,000
Contingency (10%)		746,500
Total		8,206,000

The Company expects to incur approximately $35,000 annually in project maintenance costs, including certain mineral claims payments, in order to keep the properties in good standing in 2025.

Item 19 - Exhibits

B. Index to Exhibits

Exhibit No.	Name
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (**)
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (**)
15.2	Technical Report Summary for the Eau Claire Project - Revised (*)
15.4	Consent of Bryan Atkinson, Qualified Person (*)
15.5	Consent of Valerie Doyon, Qualified Person (*)
15.8	Technical Report Summary for the Committee Bay Project - Revised (*)
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

(*) Filed as an exhibit to this Amendment No. 1 to Form 20-F

(**) Previously filed with the Original 2024 Form 20-F on April 1, 2025

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Form 20-F on its behalf.

FURY GOLD MINES LIMITED

By: /s/ Phil van Staden
Name: Phil van Staden
Title: Chief Financial Officer

Date: June 25, 2025