Form 40-F
period 2025-12-31
FURY GOLD MINES LTD
filed 2026-03-31
CIK 1514597

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025	Commission File Number: 001-38145

Fury Gold Mines Limited

(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

401 Bay Street, 16th Floor

Toronto, Ontario, Canada M5H 2Y4

(844) 601-0841

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 189,143,299 Common Shares as of December 31, 2025

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

INTRODUCTORY INFORMATION

In this annual report on Form 40-F (the “Annual Report”), references to the “Company” or “Fury Gold” or the “Registrant” mean Fury Gold Mines Limited and its subsidiaries, unless the context suggests otherwise.

Fury Gold is a Canadian issuer whose common shares are registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Fury Gold is eligible to file its annual report pursuant to Section 13 of the Exchange Act on Form 40-F pursuant to the Canada/ United States multi-jurisdictional disclosure system (the “MJDS”). Fury Gold is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. The common shares of Fury Gold are traded in the United States on the NYSE American Stock Exchange (the “NYSE American”) under the symbol "FURY".

PRINCIPAL DOCUMENTS

Each of the documents that are filed as exhibits to this Annual Report, as set forth in the Exhibit Index attached hereto, are incorporated by reference herein.

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2025 (the "2025 AIF")	99.1
Audited consolidated financial statements of the Company and notes thereto as at December 31, 2025 and 2024 and for the years ended December 31, 2025 and 2024, together with the report of the Independent Registered Public Accounting Firm (the “2025 Audited Annual Financial Statements”) and Management's Report on Internal Control over Financial Reporting	99.2
Management’s Discussion and Analysis of the Company for the year ended December 31, 2025 (the "2025 Annual MD&A")	99.3

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

Investors are referred to the cautionary notes entitled “Cautionary Note Regarding Forward-Looking Statements” that are included in each of our 2025 AIF and 2025 Annual MD&A for a discussion of these forward-looking statements and the risks that impact these forward-looking statements. Investors are also advised to carefully review and consider the risk factors identified in the 2025 AIF under the heading “Risk Factors”, in the 2025 Annual MD&A and in the other documents incorporated by reference herein. These discussions of forward-looking statements and risk factors identify factors that could cause the Registrant’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. The forward-looking statements contained in this Annual Report are made as of the date hereof and, accordingly, are subject to change after such date.

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

Mining disclosure under U.S. securities law was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the Exchange Act. The United States Securities and Exchange Commission (the “SEC”) has adopted rules to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to international standards. Readers are cautioned that despite efforts to harmonize U.S. mining disclosure rules with NI 43-101 and other international requirements, there are differences between the terms and definitions used in Regulation S-K 1300 and mining terms defined by CIM and used in NI 43 101, and there is no assurance that any mineral reserves or mineral resources that an owner or operator may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the owner or operator prepared the reserve or resource estimates under the standards of Regulation S-K 1300.

The Company has not included disclosure on its mineral properties under the Regulation S-K 1300 requirements as the Company is presently a “foreign private issuer” under the Exchange Act and is entitled to file this Annual Report with the SEC under the MJDS between Canada and the United States.

There is no assurance any mineral resources that the Company may report as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43- 101 would be the same had the Company prepared the resource estimates under the standards adopted under the Regulation S-K 1300. United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves.

The Company has no mineral reserves which require that the estimated resources be demonstrated to be economic in at least a pre-feasibility study. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. Although in Canada, “inferred mineral resources” are subject to an expectation that there must be a reasonable probability of upgrading a majority of an inferred resource into a measured or indicated category, inferred resources have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Accordingly, information contained incorporated by reference herein describing the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States.  Canadian public companies are required to prepare financial statements in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB).  Consequently, the Company’s 2025 Audited Annual Financial Statements have been prepared in accordance with IFRS® Accounting Standards as issued by the IASB and the audit is performed in accordance with Canadian auditing standards and independence standards of both Canada and the SEC / Public Company Accounting Oversight Board, each of which differ in some respects to United States generally accepted accounting principles ("US GAAP") and from practices prescribed by the SEC.  Therefore, the Company’s financial statements incorporated by reference in this Annual Report may not be comparable to financial statements prepared in accordance with US GAAP.

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

Management’s Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this Annual Report on Form 40-F, being the fiscal year ended December 31, 2025, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation management has concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2025.

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

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal Control over Financial Reporting

Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act as a process designed by, or under the supervision of, the issuer’s principal executive and principal financial officers and effected by the issuer’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

●

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

●

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that may have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s Report on Internal Control Over Financial Reporting

Management, under the supervision of the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting under Rule 13a-15(f) of the Exchange Act for the Company.

Management, under the supervision of the CEO and CFO, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2025.

Auditor’s Attestation Report

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, as stated in their report included with our 2025 Audited Annual Financial Statements, filed as Exhibit 99.2 to this Annual Report, and incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

BENEFIT PLAN BLACKOUT PERIODS

The Company was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the year ended December 31, 2025.

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

The Company's Audit Committee comprises three directors that the Board of Directors have determined are independent as determined under each of Rule 10A-3 under the Exchange Act and Section 803(A) of the NYSE American Company Guide:

●	Steve Cook (Chair)

●	Michael Hoffman

●	Brian Christie

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Steve Cook, the Chair of the Audit Committee of the Board, is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and is an independent director under applicable laws and regulations and the requirements of the NYSE American. Please see “Committees of the Board – Audit Committee - Relevant Education and Experience of Audit Committee Members” in the 2025 AIF (see Exhibit 99.1).

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and Services

The disclosure included in the “Committees of the Board – Audit Committee - External Auditor Service Fees” section in the 2025 AIF (see Exhibit 99.1) is hereby incorporated by reference. The Company’s auditors are Deloitte LLP (PCAOB ID No. 1208).

Audit Committee Pre-Approval Policies

The disclosure included in the “Committees of the Board – Audit Committee – Pre-Approval Policies and Procedures” section in the 2025 AIF (see Exhibit 99.1) is incorporated by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTRACTUAL OBLIGATIONS

The required tabular disclosure of contractual obligations is included in “Section 7: Financial position, liquidity and capital resources – 7.2 Contractual Commitments” of the 2025 Annual MD&A, filed as Exhibit 99.3 to this Annual Report, and incorporated herein by reference.

CODE OF BUSINESS CONDUCT AND ETHICS

Adoption of Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) for all its directors, executive officers and employees.  The Code of Ethics complies with Section 807 of the NYSE American Company Guide. The Code of Ethics meets the requirements for a “code of ethics” within the meaning of that term in Form 40-F. The text of the Code of Ethics is posted on the Company's website at “https://furygoldmines.com/about-us/governance/”.

Amendments or Waivers

No substantive amendments were made to the Company’s Code of Ethics during the fiscal year ended December 31, 2025, and no waivers of the Company’s Code of Ethics were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended December 31, 2025.

INTERACTIVE DATA FILE

The Company is submitting as Exhibit 101 to this Annual Report on Form 40-F its Interactive Data File.

NYSE AMERICAN CORPORATE GOVERNANCE

The Company’s common shares are listed for trading in the United States on the NYSE American. Section 110 of the NYSE American Company Guide permits the NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations. A foreign issuer seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A foreign issuer that follows home country practices in lieu of certain provision of the NYSE American Company Guide must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report filed with the SEC that includes its audited financial statements.

The Company has the following corporate governance practices that differ significantly from NYSE American corporate governance practices for U.S. domestic companies:

●

Quorum Requirement: The Company’s quorum requirement for meetings of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 25% of the issued shares entitled to be voted at the meeting. This quorum requirement is less than the minimum recommended quorum requirement under Section 123 of the NYSE American Company Guide of one third of shareholders entitled to vote required. The Company did not meet this requirement and was granted relief from this listing standard upon listing on the NYSE American.

●

Shareholder Approval Requirement. In addition, Section 713 of the NYSE American Company Guide requires that the Company obtain the approval of its shareholders for share issuances equal to 20 percent or more of presently outstanding shares for a price which is less than the greater of book or market value of the shares. This requirement does not apply to public offerings. There is no such requirement under British Columbia law or under the Company’s home stock exchange rules (Toronto Stock Exchange) unless the dilutive financing (i) materially affects the control of the Company, or (ii) results in the issuance of 25% of the outstanding common shares of the Company, on a non-diluted basis. The Company intends to seek a waiver from NYSE American’s section 713 requirements should a dilutive private placement financing trigger the NYSE American shareholders’ approval requirement in circumstances where the same financing does not trigger such a requirement under British Columbia law or under the rules and policies of the TSX.

The foregoing practices are consistent with laws, customs and practices in Canada.

In addition, the Company may from time-to-time seek relief from the NYSE American corporate governance requirements on specific transactions under the NYSE American Company Guide, in which case, the Company shall make the disclosure of such transactions in the manner required by the NYSE American Company Guide.

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

The Company was not the operator of a mine in the United States during the fiscal year ended December 31, 2025.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

The Company has adopted a Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation (the "Clawback Policy") as required by NYSE American listing standards and pursuant to Rule 10D-1 of the Exchange Act.  The Clawback Policy is incorporated herein by reference to Exhibit 97.1 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023.

At no time during or after the fiscal year ended December 31, 2025 (as of the date of this Annual Report), was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy and, as of December 31, 2025, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Clawback Policy to a prior restatement.

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

Date: March 31, 2026	FURY GOLD MINES LIMITED

	By:	/s/ Phil van Staden
Phil van Staden
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
97.1	Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation(1)
99.1	Annual Information Form of the Company for the year ended December 31, 2025
99.2

Audited consolidated financial statements of the Company and notes thereto as at December 31, 2025 and 2024 and for the years ended December 31, 2025 and 2024, together with the report of the Independent Registered Public Accounting Firm and Management's Report on Internal Control over Financial Reporting

99.3	Management’s Discussion and Analysis for the fiscal year ended December 31, 2025
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Deloitte LLP
99.9	Consent of Maxime Dupéré, B.Sc., P.Geo.
99.10	Consent of Sarah Dean, B.Sc., MDA, P.Geo.
99.11	Consent of William van Breugel, P.Eng
99.12	Consent of Johnny Canosa, P.Eng.
99.13	Consent of Henri Gouin, P.Eng.
99.14	Consent of Joseph M. Kean, P.E.
99.15	Consent of Bryan Atkinson, P.Geo.
99.16	Consent of Andrew Turner, P.Geol.
99.17	Consent of Valerie Doyon, P.Geo
99.18	Consent of Olivier Vadnais-Leblanc, P.Geo.
101	Interactive Data Files with respect to the Consolidated Audited Financial Statements for the Years Ended December 31, 2025 and 2024
104	Cover Page Interactive Data file (formatted as Inline XBRL and contained in Exhibit 101)

(1)	Incorporated by reference to Exhibit 97.1 of the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2023 dated May 7, 2024.